

ANNUAL REPORT 08


nelnet
EDUCATION PLANNING
& FINANCING



Joining fee-generating businesses with its experience in education finance has made Nelnet into a stronger company that proactively and effectively endured the economic and industry changes of the past year.

SHOWING OUR STRENGTH DESPITE THE CHALLENGES

DEAR SHAREHOLDERS,

In 2008, I eliminated a couple of phrases from my speech: "~~That's impossible!~~" and "~~That can never happen.~~" A lot of things happened in the financial markets that I thought could never happen and, yet, the sun still came up the following morning.

I am proud of the way we are managing through a historic economic and financial crisis. Our approach is conservative and proactive, and we continue to focus on long-term success and diversification. Through diversification we are transforming Nelnet into a company focused on providing education-related processing services for a fee.

Creating a financial crisis

Michael Lewis has suggested that the financial crisis can be tied back to a single event—when Salomon Brothers went public in the mid-1980s. By going public, the partners transferred risk from themselves to their shareholders. Consequently, management accepted too much leverage and risk and became too focused on short-term results. More and more finance companies eventually went public, increasing their tolerance for risk and shifting their risk to shareholders.

This argument for the cause of the financial crisis makes sense. However, many additional factors came together to create an environment in which the financial world became over leveraged and then collapsed:

Stock options and short-term focus. For many years, companies could give executives stock options that were not expensed. This overstated earnings and created an incentive for management to pump up short-term earnings and hype the stock to increase stock prices in the short term.

Gain-on-sale accounting. By selling loan assets so they are not held on the balance sheet, lenders record the gain before it has been earned over the life of the loan. These gains exaggerated earnings in the year of sale but were based on assumptions about future interest rates, basis risk, default rates, and other variables that turned out in many cases to be incorrect, creating massive losses for banks and finance companies.

Mark-to-market accounting. Losses from gain-on-sale accounting were magnified by mark-to-market accounting, which requires financial institutions to value assets based on what someone will pay for those assets today—right now—without regard to the net present value of the expected future cash flows from the assets. When the market is irrational, the mark-to-market provisions only magnify the mania and panic.

I recently visited a small town where the number of houses for sale increased from 20 to 60 in less than a year. If you required all of the homeowners to mark the value of their houses based on what someone would pay for them today, in cash, they would be lucky to get 10 percent of the real value. This illustrates how the mark-to-market provisions are magnifying the problem. Irrationally marking performing assets below their discounted cash flow is depleting the stated capital in financial institutions and is now having a broad effect on the economy because banks are lending much less. This is true even with the support of the Troubled Asset Relief Program (TARP) money and other government support programs. Fortunately, the accounting industry and federal regulators have studied mark-to-market accounting and have offered recommendations, which may help address some of these issues.

Improving liquidity proactively

Nelnet has not issued stock options and does not use gain-on-sale accounting, which is consistent with our conservative approach and long-term focus. This conservative approach helped us through the financial crisis that broadly impacted the student loan industry as the ability to finance student loans in the asset-backed securitization market became difficult and eventually went away.

This had a significant effect on us as we began 2008 with over $7 billion of student loans in our federal student loan warehouse facility. Through securitizations early in the year and asset sales, we significantly reduced this amount to $1.6 billion by the end of the year. In addition, approximately $1.1 billion of the loans still in the warehouse facility are eligible for federal programs being developed as I write this letter. These actions have improved our liquidity and helped to substantially increase the amount of unrestricted cash and assets being held by the company. Nelnet has also been one of a very few finance companies to consistently be profitable through this financial crisis.

REVENUE (in thousands)



20%
78%
2004
$474,592
19%
9%
51%
18%
2008
$546,181

ADJUSTED BASE NET INCOME[1] (in thousands)



19%
80%
2004
$54,899
8%
24%
63%
2008
$81,095

Asset Generation & Management
Student Loan & Guaranty Servicing

Tuition Payment Processing &
Campus Commerce

Enrollment Services
Software & Technical Services

Transforming our company

Nelnet is making a transformation from a vertically integrated financing company to a horizontally structured company focused on providing education-related processing services. Several years ago, we initiated the transformation with a diversification strategy into fee-based education services to reduce our reliance on the net interest margin on student loans. Our strategy has been very successful. In 2008, almost 50 percent of our total revenue and close to 40 percent of our adjusted base net income came from fee-based businesses, which is up from only 22 percent and 20 percent, respectively, in 2004.

Nelnet Business Solutions (NBS). Tim Tewes, David King, and their teams at NBS had an outstanding year. They set up tuition payment plans for more than 600 new K-12 schools. In total, they now serve approximately 4,200 K-12 private and faith-based institutions. In addition, NBS campus commerce services, including tuition payment plans and automated billing and payment processing, are used by more than 600 higher education institutions.

Nelnet Enrollment Solutions (NES). John Kline, Todd Eicher, and their teams at NES showed a 26 percent increase in content management and lead generation revenue as they transformed their business from a traditional paper-based subscription and printing company to an electronic and online business model. This allows our customers to pay for the results they want to achieve and generates recurring revenue for NES.

Nelnet Loan Services. The Loan Services teams did an outstanding job collaborating to streamline our student loan businesses. There are very few student loan financing and servicing companies that were as proactive and aggressive as Nelnet in reducing their cost structure to function in the new student loan world. In a little over a year, on a run rate basis, we have decreased our year-over-year expenses by approximately $75 million while maintaining effective customer service levels.

A number of individuals in our shared services areas were also key to streamlining our businesses. Although our proactive decisions to reduce costs have been difficult to make, they were essential in adjusting the size of our federal student loan origination business so we can earn a fair return.

In addition, Jeff Noordhoek, President, and Terry Heimes, Chief Financial Officer, deserve a lot of credit for their leadership and counsel throughout a challenging year. I appreciate having them at my side and all that they do to make a difference across the organization.

Making federal student loans

Many people and areas within the federal government need to be commended for their foresight to make certain that American families have access to federal student loans. The Departments of Education and Treasury, the White House, Chairman Kennedy, Chairman Miller, and all of their teams worked tirelessly to pass legislation and develop effective and efficient programs that prevented a disaster in education finance. The result has been a remarkable success—lenders like Nelnet have now been able to commit to making federal student loans to all eligible students with the support of the Department of Education's programs through the 2009-2010 academic year.

Now more than ever, however, we believe a public-private partnership, in some form, is necessary to efficiently deliver federal student loans. If all federal student loans are funded with government debt instead of private capital, it would add more than $1 trillion to our nation's debt in less than a decade. Given the stimulus funding that is going to be needed in our economy, it is not logical to also add all student loans to the national debt.

I have confidence that by working together with all stakeholders and by thinking outside the box on how to leverage the strengths of the public-private partnership, we will be able to find a way to serve families well while minimizing the impact on our national debt and taxpayers.

[1] Adjusted base net income is GAAP net income excluding derivative market value, foreign currency, and put option adjustments, amortization of intangible assets, compensation related to business combinations, variable-rate


OPERATING EXPENSES[2] (in thousands)
2007 $475,874
2008 $401,188
$125,000
$115,000
$105,000
$95,000
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Unallocated corporate overhead
2007
$123,952
2008
$49,428


ADJUSTED BASE NET INCOME[1] EPS
$1.80
$1.60
$1.40
$1.20
$1.00
$1.02
$1.39
$1.42
$1.72
$1.65
2004
2005
2006
2007
2008

Focusing on 2009

In 2009, our transformation to a fee-based processing company will continue. We are excited about the progress we have made toward this goal and want you to know that it will not change our vision and core values: focus on customers, create an environment in which associates can do what they do best, build a diversified education services company, give back to our communities, and maintain open, honest communication.

To push the transition in 2009, we will focus on meeting the following objectives:

- Growing and diversifying our fee-based businesses
- Repositioning our asset generation business
- Continuing to reduce operating costs, specifically IT infrastructure
- Maximizing the value of our existing student loan portfolio
- Reducing our liquidity exposure
- Reducing our unfunded debt burden

Believing in fundamental value

I have included my perspective on fundamental value in all of our annual reports as a public company. As I hope you know, I feel strongly about this concept and reiterate it below:

We believe in conservative and transparent accounting policies. We do not use gain-on-sale accounting. Rather, we record all assets and liabilities on our balance sheet. This is both transparent and conservative because it does not result in the frontloading of revenues. We recognize income as it is generated, and thus, there is no residual risk associated with the figures reported on our income statement or residuals included in our equity on our balance sheet.

It is our goal for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental value recorded by the company. To achieve this goal, we will strive to maintain a one-to-one relationship between the company's fundamental value and the market price. As that implies, we would rather see Nelnet's stock price at a fair level than at an inflated level. Our fair value approach may not be preferred by all investors, but we believe it aligns with our long-term approach to both our business model and market value.

We will communicate our value measurements in several ways, including through the annual report, quarterly filings, and our annual shareholders' meeting. We will also issue press releases or other forms of communication regarding business developments as appropriate throughout the year.

We will not lose sight of our fundamental value. Fundamental value is the concept by which we encourage our shareholders to evaluate their investment in Nelnet over the long term. It is the estimated value of cash that can be taken out of a business during its remaining life. Due to the subjective nature of deriving fundamental value, we will not force our estimates on investors through quarterly guidance but will supply, as noted above, the information we believe is critical to our value calculation.

Thanking our associates

When everything goes well, it is easy to thank people; when things don't go so right, it is easy to point fingers. Although 2008 was probably the toughest year of my career, it was also one of the most rewarding because I saw our teams collaborate to transform Nelnet into one of the finest and financially strong education processing companies in the country. I want to thank all of our associates across all of our business lines—their hard work and dedication to our customers was absolutely amazing.

Sincerely,

Mike Dunlap

Mike Dunlap
Chairman and Chief Executive Officer

STUDENT LOAN COMPOSITION (as of 12/31/08)
$25.1 billion portfolio, 99% federally guaranteed


$23.3
$1.8
Warehouse facilities
$1.6
FFELP
$0.2
Private

Loans not subject to refinance risk—
residual value in excess of $1.4 billion

FFELP LOANS REMAINING IN WAREHOUSE (in billions)


$7.1 (2/08)
$6.3
$5.4
$2.0
$2.6
$1.6
$7
$6
$5
$4
$3
$2
$1
$0
Q4
Q1
Q2
Q3
Q4
2007
2008

INVESTOR RESOURCES

Stock exchange listing

The Class A common stock of Nelnet trades on the New York Stock Exchange under the symbol NNI.

Transfer agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
866.261.6714

TDD for the hearing impaired: 800.231.5469
Foreign shareholders: 201.680.6578
TDD foreign shareholders: 201.680.6610
Web site: www.bnymellon.com/shareowner/isd

Investor relations

Nelnet Investor Relations
121 South 13th Street, Suite 204
Lincoln, NE 68508
402.458.3038

Phil Morgan
Managing Director, Investor Relations
phil.morgan@nelnet.net
402.458.3038

Ben Kiser
Director, Communication Services
ben.kiser@nelnet.net
402.458.3024

Safe harbor statement

This annual report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results to be materially different from those reflected in such forward-looking statements.

For more information see our filings with the Securities and Exchange Commission, including the risks and uncertainties set forth in Item 1A. "Risk Factors" of the company's Annual Report on Form 10-K for the year ended December 31, 2008.

Note on corporate governance

In 2008, Nelnet submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of Nelnet certifying he was not aware of any violation by Nelnet of the New York Stock Exchange corporate governance listing standards. Nelnet has filed with the Securities and Exchange Commission certifications of the Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act as exhibits to the Annual Report on Form 10-K for the year ended December 31, 2008.

In support of the environment, Nelnet has committed to

OUR LEADERSHIP TEAM

Board of Directors

Michael S. Dunlap, Chairman
Nelnet Chief Executive Officer

Stephen F. Butterfield, Vice Chairman,
Nelnet Co-founder and former Co-CEO

James P. Abel, Chief Executive Officer
NEBCO, Inc.

Kathleen A. Farrell, Ph.D., Associate Professor of Finance
University of Nebraska-Lincoln

Thomas E. Henning, President and Chief Executive Officer
Assurity Security Group, Inc.

Brian J. O'Connor, Senior Vice President
Hutchinson, Shockey, Erley and Co.

Kimberly K. Rath, Managing Director and President
Talent Plus, Inc.

Michael D. Reardon, Chief Executive Officer
ProVision Communications LLC

James H. VanHorn, President and Chief Executive Officer
InTuition Systems, Inc.

Executive Leadership

Michael S. Dunlap, Chairman and Chief Executive Officer

Jeffrey R. Noordhoek, President

Terry J. Heimes, Chief Financial Officer

Todd M. Eicher, Executive Director

William J. Munn, Executive Director and General Counsel

Tim A. Tewes, Chief Executive Officer, Nelnet Business Solutions

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED IN THIS PROXY AND "FOR" PROPOSALS 2 AND 3.

Please mark your votes as indicated in this example 

Proposals: Proposals 2 and 3 and the nominees set forth in Proposal 1 have been proposed by the Company.

1. ELECTION OF DIRECTORS Nominees:

Nominee	FOR	AGAINST	ABSTAIN
1.1 James P. Abel	☐	☐	☐
1.2 Stephen F. Butterfield	☐	☐	☐
1.3 Michael S. Dunlap	☐	☐	☐
1.4 Kathleen A. Farrell	☐	☐	☐
1.5 Thomas E. Henning	☐	☐	☐
1.6 Brian J. O'Connor	☐	☐	☐
1.7 Kimberly K. Rath	☐	☐	☐
1.8 Michael D. Reardon	☐	☐	☐
1.9 James H. Van Horn	☐	☐	☐

If you wish to cumulate votes for Directors, do NOT mark "For", "Against" or "Abstain" above, but check this box and write your voting instructions on the line below. ☐

____

Proposal	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009	☐	☐	☐
3. APPROVAL OF AN AMENDMENT TO THE RESTRICTED STOCK PLAN TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF CLASS A COMMON STOCK THAT MAY BE ISSUED UNDER THE PLAN FROM A TOTAL OF 2,000,000 SHARES TO A TOTAL OF 4,000,000 SHARES	☐	☐	☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ______________________ **Signature** ______________________ **Date** __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲


NELNET, INC.

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on May 20, 2009.

The Nelnet, Inc. Proxy Statement, 2008 Annual Report to Shareholders, and the 2008 Annual Report on Form 10-K are available at:

http://www.nelnetinvestors.com/annuals.cfm

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
NELNET, INC.

The undersigned hereby appoints Michael S. Dunlap and Stephen F. Butterfield, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Nelnet, Inc. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Nelnet, Inc., to be held May 20, 2009 at 8:30 a.m. Central Time or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO THE PROXIES TO VOTE ON ANY OTHER MATTERS THAT MAY PROPERLY BE PRESENTED AT THE MEETING. AS OF THE DATE OF THE ACCOMPANYING PROXY STATEMENT, NELNET MANAGEMENT DID NOT KNOW OF ANY OTHER MATTERS TO BE PRESENTED AT THE MEETING. IF ANY OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF NELNET MANAGEMENT.

(Continued and to be marked, dated and signed, on the other side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

You can now access your BNY Mellon Shareowner Services account online.

Access your BNY Mellon Shareowner Services shareholder/stockholder account online via Investor ServiceDirect® (ISD).

The transfer agent for Nelnet, Inc. now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Establish/change your PIN

Visit us on the web at http://www.bnymellon.com/shareowner/isd
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

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Choose **MLink℠** for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

44658



121 SOUTH 13TH STREET
SUITE 201
LINCOLN, NE 68508

p 402.458.2370
f 402.458.2399

www.nelnet.net
NELNET, INC.

April 17, 2009

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting on Wednesday, May 20, 2009 at the Embassy Suites, 1040 P Street, Lincoln, Nebraska at 8:30 a.m., Central Time. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read the enclosed materials. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Mike Dunlap

Michael S. Dunlap
Chairman of the Board of Directors and Chief Executive Officer

Nelnet, Inc.
121 South 13th Street, Suite 201, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2009

April 17, 2009

TIME AND DATE	8:30 a.m., Central Time, on Wednesday, May 20, 2009
PLACE	Embassy Suites 1040 P Street Lincoln, Nebraska 68508
ITEMS OF BUSINESS	At the Annual Meeting, shareholders will be asked to vote on the following items: (1) Elect the nine nominees named in the attached proxy statement to the Board of Directors for a term of one year (2) Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009 (3) Approve an amendment to the Restricted Stock Plan to increase the authorized number of shares of Class A common stock that may be issued under the plan from a total of 2,000,000 shares to a total of 4,000,000 shares (4) Other business if properly introduced
RECORD DATE	You can vote if you were a shareholder as of the close of business on March 23, 2009.
OTHER INFORMATION	Our 2008 Annual Report and annual report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.
PROXY VOTING	The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. The Board of Directors encourages you to attend the meeting in person. Whether or not you plan to attend the meeting, we ask you to sign, date, and mail the enclosed proxy as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. A self-addressed, postage-paid return envelope is enclosed for your convenience. If you attend the meeting, you may vote by proxy or you may revoke your proxy and cast your vote in person. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,



William J. Munn
Corporate Secretary

Nelnet, Inc.
2009 PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2009 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Wednesday, May 20, 2009, at 8:30 a.m., Central Time, at the Embassy Suites, 1040 P Street, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof. The Company's 2008 Annual Report and annual report on Form 10-K (neither of which are part of the proxy soliciting materials), this Proxy Statement, and the form of Proxy are being mailed by the Company on or about April 17, 2009. Giving the Board of Directors your proxy means that you authorize representatives of the Board to vote your shares at the Annual Meeting in the manner you specify.

To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038.

You may vote in person at the Annual Meeting or you may vote by proxy. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your ownership is recorded directly, you will receive a proxy card. Voting instructions are included on the proxy card. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be represented at the Annual Meeting by the individuals named on the enclosed proxy card. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 20, 2009: The Nelnet, Inc. Proxy Statement, 2008 Annual Report to Shareholders, and the 2008 annual report on Form 10-K are available at www.nelnetinvestors.com/annuals.cfm.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 23, 2009 (the "record date"). At the close of business on March 23, 2009, 38,286,268 and 11,495,377 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote (excluding 11,317,364 shares of the Company's Class A common stock held by a subsidiary of the Company that are not entitled to be voted at the Annual Meeting). The Class A common stock is listed on the New York Stock Exchange, under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one and 10 vote(s), respectively, in person or by proxy, for each share of common stock owned of record at the close of business on March 23, 2009. The stock transfer books of the Company will not be closed. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder from May 8, 2009, through the date of the Annual Meeting at its headquarters in Lincoln, Nebraska at any time during usual business hours. Such records will also be available for inspection at the Annual Meeting.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy cards and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You have two voting options:

- By mail by completing, signing, dating, and returning the enclosed proxy card
- By attending the Annual Meeting and voting your shares in person

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. If you choose to attend the meeting, please bring proof of identification for entrance to the Annual Meeting.

If your Nelnet, Inc. shares are held in street name, your broker will issue you a voting instruction form. If you want to vote Nelnet, Inc. shares that you hold in street name at the Annual Meeting, you must request a legal proxy from your bank, broker, or other nominee that is the record holder of your shares and present that proxy and proof of identification for entrance to the meeting.

What Items Require Your Vote

There are three proposals that will be presented for your consideration at the meeting:

- Electing the nine nominees named in this proxy statement to the Board of Directors for a term of one year
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2009
- Approving an amendment to the Restricted Stock Plan to increase the authorized number of shares of Class A common stock that may be issued under the plan from a total of 2,000,000 shares to a total of 4,000,000 shares

Each of the proposals has been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

A shareholder whose ownership is recorded directly has the power to change or revoke a proxy prior to the final vote at the Annual Meeting by either giving written notice of revocation to the Corporate Secretary, submitting a new signed proxy card with a later date, or attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

A shareholder whose shares are owned beneficially through a bank, broker, or other nominee must contact that entity to change or revoke a previously given proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, a majority of the Company's shares entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, you will be considered part of the quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. New York Stock Exchange rules allow banks, brokers, and other nominees to vote shares held by them for a customer on matters that the New York Stock Exchange determines to be routine, even though the bank, broker, or nominee has not received instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or nominee cannot vote the shares because the matter is not considered routine under New York Stock Exchange rules.

Under New York Stock Exchange rules, the amendment to the Restricted Stock Plan will not be considered to be a "routine" matter, and banks, brokers, and other nominees who are members of the New York Stock Exchange will not be permitted to vote shares held by them for a customer on this proposal without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return valid proxy instructions or do not vote in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instruction on how you want your shares to be voted, the nominee has the authority to vote your shares on the election of directors and the ratification of the appointment of KPMG LLP as independent auditor. However, as previously discussed, the nominee will not be permitted to vote your shares on the amendment to the Restricted Stock Plan.

Giving the Board your proxy also means that you authorize their representatives to vote on any other matter presented at the Annual Meeting in such manner as they determine best. The Company does not know of any other matters to be presented at the Annual Meeting as of the date of this Proxy Statement.

What Vote is Needed

Directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Abstentions and broker "non-votes" will not be counted as votes cast for the proposal, however, they will be counted for purposes of determining whether there is a quorum (as discussed previously). Accordingly, an abstention or "non-vote" will have the effect of a negative vote.

With respect to the election of directors, shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the laws of the State of Nebraska. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many nominees as they may desire.

If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees.

A majority of votes cast at the meeting is required to approve Proposal 2 (ratifying the appointment of KPMG LLP). Abstentions and broker "non-votes" will not be counted as votes cast for the proposal, however, they will be counted for purposes of determining whether there is a quorum (as discussed previously). Accordingly, an abstention or "non-vote" will have the effect of a negative vote.

With respect to Proposal 3 (the amendment to the Restricted Stock Plan), New York Stock Exchange rules provide that approval of this proposal requires the affirmative vote of a majority of the votes cast, and that the total votes cast represent over 50% in interest of all shares entitled to vote on this proposal. Holders of shares of Class A common stock and holders of shares of Class B common stock will vote together on this proposal as a single class. Abstentions and broker "non-votes" are not affirmative votes and thus will have the same effect as a vote against approval of this proposal.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" each of the nominees to the Board of Directors
- "FOR" ratification of the appointment of KPMG LLP as the Company's independent auditor
- "FOR" approval of the amendment to the Restricted Stock Plan

A proxy, when executed and not revoked, will be voted in accordance with the authorization contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of fiscal year 2009.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and mailing of material. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for forwarding proxy materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

Nominees

Shareholders are asked to elect nine directors to serve on the Board for a one-year term or until their successors are elected or appointed.

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board has nominated each of the current directors for reelection.

The Board of Directors recommends that shareholders vote FOR the election of each nominee (named below) to the Board of Directors.

In the event that any nominee becomes unavailable for election for any reason, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy withholds authority to vote for all nominees. The Board of Directors knows of no reason why any of the persons nominated to be directors might be unable to serve if elected and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

Following are the names of the nine nominees to serve as director, together with: their ages, the year during which they were first elected a director of the Company, their principal occupation(s) during the past five years, and any other directorships they hold with publicly-held companies (if applicable).

Name, Age, and Service as a Director	Principal Occupation(s) and Other Directorships
Michael S. Dunlap, 45 Director since January 1996	**Chairman and Chief Executive Officer, Nelnet, Inc.** • Chairman, Nelnet, Inc., August 2003 to present; Chief Executive Officer, May 2007 to present and December 2001 – August 2003; Co-Chief Executive Officer, August 2003 – May 2007; President, December 2001 – August 2003; Chairman of the Company's predecessor in interest, January 1996 – December 2001 • Co-President and Director, Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank"), January 2007 – present; President and Director, January 1995 – January 2007 (F&M is an affiliate of the Company) • Director, Union Bank, January 1989 – present; Non-Executive Chairman, August 2003 – November 2008; Chief Executive Officer, January 2001 – August 2003; Executive Vice President, January 1993 – January 2001 (Union Bank is an affiliate of the Company)
Stephen F. Butterfield, 56 Director since January 1996	**Vice-Chairman, Nelnet, Inc.** • Vice-Chairman, Nelnet, Inc., March 2000 – present; Co-Chief Executive Officer, August 2003 – May 2007; Vice-Chairman of the Company's predecessor in interest, January 1996 – March 2000 • President, Student Loan Acquisition Authority of Arizona, January 1989 – February 2000
James P. Abel, 58 Director since August 2003	**Chief Executive Officer, NEBCO, Inc.** • Chief Executive Officer, NEBCO, Inc., a company with interests in the manufacture of building materials, construction, insurance, mining, railroading, farming, and real estate, 2004 – present; President and Chief Executive Officer, 1983 – 2004 • Director, UNIFI Mutual Holding Company, Ameritas Holding Company, and Ameritas Life Insurance Corp.
Kathleen A. Farrell, 45 Director since October 2007	**Associate Professor of Finance, University of Nebraska-Lincoln** • Associate Professor of Finance, University of Nebraska-Lincoln, 2002 – present • Assistant Professor of Finance, University of Nebraska-Lincoln, August 1993 – 2001

Name, Age, and Service as a Director	Principal Occupation(s) and Other Directorships
Thomas E. Henning, 56 Director since August 2003	**President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company** • President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products, 1990 – present
Brian J. O'Connor, 53 Director since August 2003	**Senior Vice-President, Hutchinson, Shockey, Erley & Co.** • Senior Vice-President, Hutchinson, Shockey, Erley & Co., which underwrites and trades securities for various local governments, 1997 – present
Kimberly K. Rath, 48 Director since October 2007	**Managing Director and President, Talent Plus, Inc.** • Managing Director and President, Talent Plus, Inc., a global human resources consulting firm, July 1989 – present
Michael D. Reardon, 56 Director since December 2003	**Chairman, HyperFlo LLC** **Chief Executive Officer, Provision Communications, LLC** • Chairman, HyperFlo LLC, a manufacturer of precision cleaning equipment, 1997 – present • Chief Executive Officer, Provision Communications, LLC, a telecommunications company, January 2004 – present
James H. Van Horn, 56 Director since March 2001	**President and Chief Executive Officer, InTuition Systems, Inc.** • President and Chief Executive Officer, InTuition Systems, Inc., a records administration company, June 2003 – present (InTuition Systems is not affiliated with Nelnet, Inc.) • Executive Director, Nelnet, Inc., October 2002 – May 2003; Senior Vice-President, March 2000 – October 2002 • President, InTuition, Inc., 1998 – May 2003 (Nelnet, Inc. purchased InTuition, Inc. in June 2000)

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics. The Company's existing code of conduct applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer, and is designed to promote ethical and legal conduct. Among other items, the guidelines address the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the New York Stock Exchange. A director does not qualify as an independent director unless the Board has determined pursuant to applicable legal and regulatory requirements that such Director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually.

In 2008, the Board evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the directors received any consulting, advisory, or other compensatory fees from the Company (other than for services as a director) or is a partner, member, or principal of an entity that provided accounting, consulting, legal, investment banking, financial, or other advisory services to the Company. Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, determined that all of the Company's directors and nominees are independent, with the exception of Mr. Dunlap, who is currently an employee of the Company, and Mr. Butterfield, who was Co-Chief Executive Officer of the Company from August 2003 through May 2007 and who remains a strategic advisor to the Company and receives $5,000 annually for his services.

The Company's Board of Directors is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and Union Bank or any other affiliated party. See "Certain Relationships and Related Transactions."

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests it. Among other matters, the guidelines include the following:

- A majority of the members of the Board must be independent directors
- All directors stand for re-election every year
- The Board undertakes an annual self-review
- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company
- Board members have open communication with all members of management and counsel
- Non-Employee Directors meet in executive session, without the presence of management. Mr. O'Connor, who is chairman of the Audit Committee, presides at these executive sessions. Anyone who has concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508. All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication to the Non-Employee Directors.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2008, the standing committees of the Board were the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Executive Committee, and in February 2009, the Board added a Finance Committee. Each committee, other than the Executive Committee, is composed entirely of independent directors. The purposes of each committee and their current members are set forth below.

Audit Committee - The Audit Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Audit Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Audit Committee is composed of Ms. Farrell and Messrs. Henning, O'Connor, and Van Horn. The Committee held nine meetings in 2008. Each member of the Audit Committee is (1) "independent" in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the Securities and Exchange Commission and (2) sufficiently financially literate to enable him or her to discharge the responsibilities of an Audit Committee member. Mr. Henning has accounting and related financial management expertise and serves as the committee's "audit committee financial expert," as defined in the applicable rules and regulations of the Securities and Exchange Commission.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operation" in its filings with the Securities and Exchange Commission, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

Compensation Committee - The Compensation Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Compensation Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Compensation Committee is composed of Ms. Rath and Messrs. Abel and Reardon. The Committee held five meetings in 2008. The members of the Compensation Committee are (1) "independent" as determined in accordance with the rules and regulations of the New York Stock Exchange, (2) "Non-Employee Directors" as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, and (3) "Outside Directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee oversees the Company's compensation and benefit policies. The Company's compensation policies are designed with the goal of maximizing shareholder value over the long term. The Compensation Committee believes that this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The Company's compensation program combines two components: base salary and performance payments. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by the Compensation Committee and the Board of Directors. Salary and performance payments are reviewed regularly for competitiveness and are determined in large part by reference to compensation levels for comparable positions at comparable companies. See "Executive Compensation."

Nominating and Corporate Governance Committee - The Nominating and Corporate Governance Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Nominating and Corporate Governance Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Nominating and Corporate Governance Committee is composed of Ms. Rath and Messrs. Abel and Reardon. The Committee held four meetings in 2008. The members of the Nominating and Corporate Governance Committee are "independent" as determined in accordance with the rules and regulations of the New York Stock Exchange. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Company's Corporate Governance Guidelines establish criteria for specific qualities and skills to be considered by the Nominating and Corporate Governance Committee as necessary for the Company's directors to possess. This criteria includes, among other items, independence, diversity, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2008 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in the Company's proxy card are up for re-election and have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's By-Laws include provisions setting forth the specific conditions under which persons may be nominated by shareholders as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters – Shareholder Proposals for 2010 Annual Meeting" for shareholder proposals not included in the Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 201,

Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's By-Laws are also posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Corporate Documents."

Finance Committee - The Finance Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Finance Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Finance Committee is composed of Ms. Farrell and Messrs. Henning, O'Connor, and Van Horn. The Finance Committee holds principal oversight responsibility with respect to certain of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business.

Executive Committee - The Executive Committee is composed of Messrs. Dunlap, Butterfield, and O'Connor. The Executive Committee held no formal meetings in 2008. The Executive Committee, established by the Board of Directors, exercises all of the powers of the full Board in the management of the business and affairs of the Company, subject only to limitations as the Board of Directors may impose from time to time, or as limited by applicable law.

Meetings of the Board

The Board of Directors held thirteen meetings in 2008. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Table for Fiscal Year 2008

The following table sets forth summary information regarding compensation of Non-Employee Directors for the fiscal year ended December 31, 2008. Independent Non-Employee Directors are compensated based on Board meeting and committee meeting attendance. The Company also pays an annual retainer of $50,000 to independent Non-Employee Directors. An additional annual retainer of $10,000 is paid to independent Non-Employee Directors who serve on each of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Finance Committee, or the Executive Committee, as applicable. The Chairman of the Audit Committee is paid an additional $10,000 annual retainer fee. As discussed previously, Mr. Butterfield is a strategic advisor to the Company and is paid $5,000 annually from the Company for his services. Mr. Dunlap, who is an employee of the Company, does not receive any consideration for participation in Board meetings or committee meetings.

	2008 Compensation			
Director Name	Fees paid in cash ($) (a)	Stock Awards ($) (b)	All other compensation ($)	Total ($)
James P. Abel	18,000	70,569 (c)	-	88,569
Stephen F. Butterfield	-	-	5,500 (j) (k)	5,500
Kathleen A. Farrell	19,000	70,569 (d)	-	89,569
Thomas E. Henning	26,000	82,332 (e)	-	108,332
Brian J. O'Connor	26,000	105,848 (f)	-	131,848
Kimberly K. Rath	15,000	70,569 (g)	-	85,569
Michael D. Reardon	22,000	82,332 (h)	-	104,332
James H. Van Horn	27,000	82,332 (i)	25,000 (j)	134,332

(a) Amount represents cash paid to independent Non-Employee Directors for attendance at Board and committee meetings. Independent Non-Employee Directors earn $1,000 for each Board and committee meeting attended.

(b) Prior to the Company's December 2003 initial public offering of its Class A common stock, the Board of Directors adopted, and the shareholders approved, a share-based compensation plan for independent Non-Employee Directors pursuant to which independent Non-Employee Directors can elect to receive their annual retainer fees in the form of cash or the Company's Class A common stock. If an independent Non-Employee Director elects to receive Class A common stock, the number of shares of Class A common stock that will be awarded will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Independent Non-Employee Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination from the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect an independent Non-Employee Director's rights with respect to previously deferred shares without the consent of the independent Non-Employee Director.

Each of the Non-Employee Directors elected to receive their annual retainer fees for 2008 in the form of the Company's Class A common stock in accordance with the provisions of this plan. As such, the "stock awards" in the table above represents the fair value of the stock issued on the date of issuance, July 9, 2008, of $10.55. The Company uses the closing market price of the Company's common stock on the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan.

(c) As of December 31, 2008, Mr. Abel had 17,714 vested cumulative shares outstanding which he has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member. Mr. Abel has elected to defer delivery of 12,610 of these shares, including additional shares received as dividends, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(d) As of December 31, 2008, Ms. Farrell had 6,689 vested shares outstanding which she has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member. Ms. Farrell has elected to defer delivery of these shares, including additional shares received as dividends, pursuant to the deferral election provision of the Company's Directors Stock Compensation Plan.

(e) As of December 31, 2008, Mr. Henning had 20,714 vested cumulative shares outstanding which he has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member. Mr. Henning has elected to defer delivery of 16,792 of these shares, including additional shares received as dividends, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(f) As of December 31, 2008, Mr. O'Connor had 25,476 vested cumulative shares outstanding which he has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member.

(g) As of December 31, 2008, Ms. Rath had 6,689 vested shares outstanding which she has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member. Ms. Rath has elected to defer delivery of these shares, including additional shares received as dividends, pursuant to the deferral election provision of the Company's Directors Stock Compensation Plan.

(h) As of December 31, 2008, Mr. Reardon had 21,476 vested cumulative shares outstanding which he has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member.

(i) As of December 31, 2008, Mr. Van Horn had 18,761 vested cumulative shares outstanding which he has earned serving as a member of the Company's Board of Directors and as a Board of Directors committee member. Mr. Van Horn has elected to defer delivery of 11,793 of these shares, including additional shares received as dividends, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(j) The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar that an employee or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total dollar amount payable under the program is $25,000 per director or employee per calendar year. During 2008, the Company matched the following amounts in contributions under the provisions of this program to the following members of the Company's Board of Directors: Mr. Dunlap - $600, Mr. Butterfield - $500, Mr. Van Horn - $25,000.

(k) Mr. Butterfield received $5,000 from the Company in 2008 for his services as a strategic advisor to the Company.

Share Ownership Guidelines for Board Members

The Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, in 2005 the Committee recommended and the Board adopted Share Ownership Guidelines for Board members. Under these guidelines, each Non-Employee Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the annual retainer fee by the number of years the Director has served.

EXECUTIVE OFFICERS

Under the Company's By-Laws, each executive officer holds office for a term of one year or until their successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company as of April 17, 2009, their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election Of Directors - Nominees" for biographical information regarding Mr. Dunlap.

Name and Age	Position and Business Experience
Todd M. Eicher, 39	• Executive Director, Nelnet, Inc., May 2003 – present; Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc., January 2008 – present; Chief Mergers and Acquisitions Officer, May 2005 – November 2008; Senior Vice President, July 1997 – May 2003
Terry J. Heimes, 44	• Executive Director and Chief Financial Officer, Nelnet, Inc., March 2001 – present • Executive Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 – October 2002; Vice President of Finance, October 1998 – March 2001
William J. Munn, 41	• Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 – present; Deputy General Counsel and Chief Governance Officer, January 2005 – September 2006; Senior Counsel, January 2000 – December 2004; Legal Counsel, October 1998 – December 1999
Jeffrey R. Noordhoek, 43	• President, Nelnet, Inc., January 2006 – present; Executive Director and Capital Markets Officer, October 2002 – January 2006; Vice President, January 1996 – March 2001 • Senior Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 – October 2002
Timothy A. Tewes, 50	• Executive Director, Nelnet, Inc., June 2005 - present • President and Chief Executive Officer, Nelnet Business Solutions, Inc., a subsidiary of Nelnet, Inc., May 2007 – present; President, Nelnet Business Solutions - K-12 operations, June 2005 – May 2007; Executive Vice President, FACTS Management Company, a subsidiary of Nelnet, Inc., September 2000 – June 2005. Mr. Tewes responsibilities with Nelnet Business Solutions include oversight of an employee team of approximately 300 focused on tuition management, needs assessment, campus commerce, and enrollment management for K-12 institutions and institutions of higher education.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee Governance

The Company's Board of Directors has designated a Compensation Committee to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Company's Chief Executive Officer, Chief Financial Officer, President, and other executives of the Company
- administering certain compensation plans, including stock and incentive compensation plans
- assessing the effectiveness of succession planning relative to the Company's Chief Executive Officer and executives
- approving, reviewing, and overseeing certain other benefit plans

The Compensation Committee consists solely of independent members of the Board of Directors. The Compensation Committee operates under a written charter adopted by the Board. A committee comprised of certain members of senior management, referred to herein as the internal committee, is also engaged, at the direction of the Committee, in developing and recommending the Company's compensation philosophy and programs to the Board and ensuring the Company's compensation programs are administered in a fair and equitable manner, and that the objectives of the programs are achieved in full alignment with the Company's long term strategy.

Compensation Objectives

The Company recognizes that competitive compensation is critical for attracting, motivating, retaining, and rewarding qualified executives. Accordingly, the fundamental objective of the Company's compensation program is to offer competitive compensation and benefits for all employees, including the executives, while at the same time ensuring the compensation is appropriate to the Company's financial situation and the economic environment. The Company strives to provide an environment that will attract, motivate, and retain executives who provide the Company leadership, industry success, and performance results. Accordingly, the Company seeks to provide base salaries and employee benefit programs that are competitive with those paid for comparable positions in appropriate peer group companies in the marketplace, and to provide an opportunity for outstanding performers to earn additional compensation through the Company's performance-based incentive program.

The Company's objective is to have executive compensation plans and practices that are consistent with the philosophy of a performance-based organization, and that align the interests of the executives with the shareholders. Accordingly, the Company's compensation philosophy seeks to award compensation that is based on both Company performance and individual performance, and that is designed to motivate executives to achieve strategic business objectives while personally performing at high levels.

The annual and long-term performance measures used by the Company's Compensation Committee in reviewing executive compensation include:

- the levels of the Company's consolidated net income under generally accepted accounting principles ("GAAP")
- consolidated "base net income"[1] as reported by the Company in its filings with the Securities and Exchange Commission
- financial and operational performance measures, such as levels of operating expenses and diversification and growth of revenue from fee-based businesses
- associate engagement and motivation measures

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[1] "Base net income" is GAAP net income excluding derivative market value, foreign currency, and put option adjustments, amortization of intangible assets, compensation related to business combinations, variable-rate floor income, and discontinued operations. A description of "base net income" and a reconciliation of GAAP net income to "base net income" can be found in supplemental financial information online at www.nelnetinvestors.com.

- individual achievement
- business segment performance, including growth in customer base, gross revenue, and segment profitability

Committee policy requires all of the Company's compensation plans and practices to comply with applicable laws, rules, and regulations.

Each year the Committee directs the Company, through the internal committee consisting of the Chief Learning Officer, Chief Financial Officer, and Executive Director of Organizational Development and People Services, to prepare a compensation philosophy and strategy statement for the compensation of the executives, and a proposed executive compensation framework for the year. When establishing the proposed compensation framework, in keeping with the Company's goal of attracting, motivating, and retaining executives who will contribute to the Company's long-term success and the creation of shareholder value, the internal committee undertakes the review of comparative compensation offered within the industries in which the Company competes for executive talent. Given the company's diversified business lines, management believes the Company competes for executive talent in many industries, including, but not limited to, financial services, technology, and business process outsourcing. The internal committee periodically completes an external compensation review based on information from various databases and the industries noted previously. The purpose of this review is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, motivate, retain and reward qualified executives. Also, the internal committee considers the average salary adjustments anticipated in the market place each year and sets the Company's target increase accordingly. In this way, the Company seeks to ensure any changes to compensation are appropriate and reflect any material changes in the market.

The Company also considers the compensation levels of executives relative to total compensation within the Company in order to provide appropriate context for making compensation decisions at the executive level. As part of this process, the Company seeks to maintain internal pay equity by maintaining equitable relationships between each management level with respect to all components of compensation, both individually and in the aggregate, paid to individuals within such levels.

The internal committee also consults with the Chief Executive Officer in making compensation decisions for the executives.

The internal compensation committee reviews incentive compensation arrangements to ensure that the arrangements do not encourage executives to take unnecessary and excessive risks. Compensation approaches are reviewed by the Company's Enterprise Risk Management team.

The Company's compensation philosophy and strategy described above is proposed by management and then reviewed and approved by the Compensation Committee, with any modifications that the Committee deems to be appropriate, after discussions by the Committee over multiple meetings. To ensure independence and candid discussions, the Committee meets in executive sessions without management to review and approve the compensation framework. As part of this process, the Committee reviews the Company's goals and financial objectives related to base salaries and incentive compensation. The Committee also discusses the Chief Executive Officer's individual performance in reviewing and approving his total compensation potential for the year, and coordinates with the Board to monitor the performance of the Chief Executive Officer throughout the year to ensure that compensation being provided meets the performance incentive intent of the compensation framework.

Industry Comparison of Compensation

To assist in establishing a competitive overall compensation program, the internal committee engaged Towers Perrin, an objective third party, in 2007 to review executive compensation at the Company. The Company engages a nationally recognized compensation consulting firm every three years to review the most highly compensated officers of the Company. This review includes the Company's Chief Executive Officer, Chief Financial Officer, President, and other executive officers.

In addition, Towers Perrin was engaged in 2007 to conduct an executive total cash compensation analysis to assess the competitiveness of the compensation levels of base salary and bonuses provided to the Company's Chief Executive Officer and executives. The consulting firm formulated competitive market rates for all executive positions included in the study. Based upon their market analysis findings, the consultants presented their findings and observations as to the competitiveness of the Company's base salaries and bonuses compared to industries within North America, including, but not limited to, financial services, technology, and business process outsourcing. Although the Company does not currently offer such awards to its associates, the Company also requested that the study include an analysis of competitive deferred compensation practices.

This study is used by the Company to identify potential gaps or inequities in total compensation and to identify appropriate compensation levels and compensation design features. The study was conducted based on the Company's duty to its shareholders and executives in an effort to motivate, retain, and attract top performers that drive the Company's performance results.

When comparing the Company's executive base salaries, annual incentive plan, benefit plans, and total compensation to data of the peer group, the consultants made suggestions to ensure that the Company provides a complete compensation package that is competitive in the marketplace.

For 2008, the internal committee and the Compensation Committee reviewed the analysis and based upon industry and economic market conditions and the knowledge that many other organizations were foregoing salary adjustments due to the economic climate, determined to do the same.

Another independent third party review of the Company's total compensation structure will be completed in 2010.

The industries referenced above and used by the Company to establish competitive compensation programs may not represent the same industry as the peer group used by the Company for purposes of the Performance Index Graph furnished in the Company's annual report on Form 10-K.

Components of Executive Compensation

The Company's Chief Executive Officer and executives may be compensated with a combination of annual base salary, annual performance-based incentive payments, and, with respect to the executives (other than the Chief Executive Officer), issuance of shares of the Company's Class A common stock, which are typically restricted from sale over a defined vesting period. The Chief Executive Officer has historically not received equity compensation because he controls the majority of voting rights of the Company, is exposed to downswings in stock price, and has interests already aligned with the other shareholders of the Company. In determining levels of compensation, management and the Committee work together to establish targeted total compensation for each executive and then allocates that compensation among base salary and incentive compensation.

The Company's 2008 annual performance-based incentives were paid in fully vested and unrestricted shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. It is the Company's intention to also pay future annual performance-based incentives, if any, for executives in common stock.

Other awards of the Company's common stock (not associated with the annual performance-based incentives) are based on the Company's and the individual's performance, and are designed both to align the executives' own interests with the long-term strategic goals of the Company and to contribute to the retention of those individuals.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Committee, upon management's recommendation, determines the amount of each element of compensation by reviewing the current compensation mix for each of the executives in comparison to the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibility. The Committee attempts to achieve an appropriate balance between base salary, annual performance-based incentives, and longer-term equity incentives for all of the Company's executives. The Committee does not assign relative weights to the performance measures described above in "Compensation Objectives" in setting these salaries, annual performance-based incentives, and longer-term equity incentives.

Base Salaries

The Company wants to provide senior management with a level of assured cash compensation in the form of base salary that is appropriate given their professional status and accomplishments. Base salary for the Company's Chief Executive Officer and executives are based upon an evaluation of individual responsibilities of each person, market comparisons from compensation surveys, and an assessment of each individual's performance. Base salaries are generally set to be within a median range of the compensation survey results, which helps the Company attract and retain talented executives. Changes in base salaries of executives depend on projected changes in the external market as well as individual contributions to the Company's performance. All base salaries are paid in cash.

Due to current market conditions, the Company did not make across the board annual merit-based or cost of living salary adjustments for 2009 for all employees, including executives.

Annual Performance-Based Incentive Payments

The Company generally awards incentives based on three drivers: the Company's performance, the individual's performance, and market-based compensation information.

With respect to assessing performance, the achievements of both company-wide and personal performance objectives are considered. Company-wide performance objectives include, as stated previously, results of the Company's consolidated GAAP net income and "base net income", financial and operational performance measures, associate engagement, and business segment performance factors. Achieving the targeted "base net income" is the primary company-wide objective, as the growth in "base net income" has a direct correlation with the interests of the Company's shareholders. Incentives are generally positioned to be within a median range of the compensation survey results.

The executives also have specific performance goals. Where an executive has responsibility for a particular business segment, the performance goals are heavily weighted toward the performance of that business segment. However, actual payments for business segment performance goal achievement can be negatively or positively impacted by overall company-wide performance, which funds the overall incentive pool. Where an executive has broader corporate responsibility, such as the Company's Chief Financial Officer and President, their particular objectives for the year are tied more closely to the overall company-wide performance.

The executives are eligible for performance-based incentive payments under an incentive plan arrangement which generally increases as the Company's "base net income" increases. In addition to financial results, each executive's individual performance is considered in order to determine the final amount of the incentive payment earned. Under this program, a significant portion of executives' compensation is tied to both Company and individual performance.

The executives' potential incentive amounts are outlined below. The exact incentive amount awarded is based on the individual and the Company's performance such that lower performing executives are paid below market and higher performing executives are paid above market.

Position	Target incentive opportunity as a percentage of base salary
President, Chief Financial Officer, and Business Segment Leaders	0 - 50%
Other executives	0 - 25%

Compensation Arrangements with Named Executive Officers

During 2008, two Named Executive Officers had written employment agreements with the Company, Messrs. Tewes and Kline. The compensation arrangements under those employment agreements are summarized as follows:

Mr. Tewes. On June 1, 2005, in connection with the Company's acquisition of a majority of the stock of FACTS Management Co., the Company entered into an employment agreement with Mr. Tewes. The term of the agreement is for the five year period beginning June 1, 2005 and ending May 31, 2010. The employment agreement provides for payments to Mr. Tewes in the event of his termination under certain circumstances. These payments are described under the heading "Potential Payments Upon Termination."

Mr. Kline. On October 31, 2007, in connection with hiring Mr. Kline, the Company entered into an employment agreement with Mr. Kline. Mr. Kline resigned from the Company effective April 8, 2009. The term of the agreement was for the four year period beginning October 31, 2007 and ending October 31, 2011, but was terminated upon Mr. Kline's resignation effective April 8, 2009. Mr. Kline's annual incentive for 2008 was based on the terms of this agreement and not the annual compensation review as discussed above. The Company has no obligations to compensate Mr. Kline as part of his resignation from the Company and all payments to Mr. Kline ceased on April 8, 2009.

Executive Officers Bonus Plan

The Company maintains an Executive Officers Bonus Plan under which the Chief Executive Officer has an opportunity to earn an annual incentive payment. Under this plan, the Chief Executive Officer is eligible for bonus compensation in the amount of $500,000 for every $1.00 of "base net income" per share earned by the Company during the year, as calculated and reported in the Company's earnings releases and filings.

The Chief Executive Officer is not entitled to any award under the Executive Officers Bonus Plan in any year in which the Company fails to maintain an investment grade credit rating by both Standard & Poor's and Moody's Investor Services. The minimum investment grade rating by Standard & Poor's is "BBB" and the minimum investment grade rating by Moody's Investment Services is "Baa3." Payments under the plan for a particular year are made subsequent to year-end after the Company's earnings for the year have been finalized and announced to the public.

In October 2008, the Company's long term debt rating was downgraded to Ba1 by Moody's Investor Services. Accordingly, Mr. Dunlap was not entitled to any bonus compensation for 2008.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan administered by the Committee, to reward performance by associates, including executives other than the Chief Executive Officer. This plan permits the Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Committee's sole discretion, may have vesting requirements attached. These additional awards are designed to recognize and reward the executives, and to connect the executives' wealth accumulation directly to the Company's performance, therefore encouraging the executives to behave as owners of the Company.

Other Equity Awards

The Company also supports a number of other savings and investment vehicles that assist all associates, including executives, in increasing their long-term financial savings and in becoming owners in the Company. The Company provides an Employee Share Purchase Plan, pursuant to which Company shares may be acquired through payroll deduction, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter. In addition, the Company provides all eligible associates the opportunity to receive the Company's matching contribution to the 401(k) plan in Company stock.

The Company does not offer stock options. It is management's opinion that awards of restricted stock are a better method of encouraging executives to focus on the long term value of the Company.

Share Ownership Guidelines

The Compensation Committee believes that executives should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with the Company's shareholders, in 2005 the Committee recommended and the Board adopted Share Ownership Guidelines for management associates at certain levels. Under these guidelines, each executive is encouraged to own at least 15,000 shares of Company stock, and is thereby exposed to downside risk in the Company's equity performance. All executives currently meet these guidelines.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides executives with certain other benefits to assist the Company in remaining competitive in the marketplace and to encourage executives to remain with the Company.

Benefits, including health, dental, and vision coverage, are designed to be competitive with the national marketplace. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including executives, to take a proactive approach to their personal health and wellbeing. The Company has implemented wellness programs which encourage and reward associates for healthy habits by the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of its executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. Union Financial Services, Inc., which is owned by Mr. Dunlap and Stephen F. Butterfield, a member of the Board of Directors and former Co-Chief Executive Officer of the Company, owns the remaining interest in the aircraft. In prior years, the Company has allowed Messrs. Dunlap and Butterfield to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. In 2008, Messrs. Dunlap and Butterfield did not receive any personal travel benefits with respect to the Company's interest in the aircraft, since all personal travel by Messrs. Dunlap and Butterfield on such aircraft occurred with respect to the interest in the aircraft owned by Union Financial Services, Inc.

The Company entered into separation agreements with former executives Raymond J. Ciarvella and Matthew D. Hall in July, 2008, which included certain payments to both individuals (see "Actual Payments Upon Termination" below). As discussed above, the Company also has an employment agreement with Mr. Tewes, entered into when he was hired by the Company, which contains provisions for compensation upon termination of his employment in certain circumstances (see "Potential Payments Upon Termination" below). Other than the foregoing, the Company does not have contracts, agreements, plans, or arrangements with its named executive officers, whether written or unwritten, that provide for payment in connection with any termination or change-in-control. As discussed previously, the Company had an employment agreement with Mr. Kline which included certain provisions for compensation upon termination of his employment in certain circumstances; however, that agreement was terminated upon Mr. Kline's voluntary resignation from the Company effective April 8, 2009, under circumstances that did not trigger such payments.

The Company does not currently have a formal written policy for the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. However, since under the Executive Officers Bonus Plan the payment of an annual award which is computed based on the Company's "base net income" per share for a plan year is not made until after the Company's earnings for the plan year have been finalized and announced to the public, in the event of a subsequent restatement of earnings the Company would pursue appropriate and equitable remedies to recover the amount of any awards paid under that plan in excess of the amount that would have been paid based on the restated earnings.

Policy on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation, subject to certain exceptions, on a public company's income tax deductibility in any tax year with respect to compensation paid to any employee who is a chief executive officer, chief financial officer, or one of the other three highest paid executive officers of the company on the last day of that tax year. This limitation does not apply to certain "performance-based" compensation paid under a shareholder approved plan that meets the requirements of Section 162(m) and the regulations thereunder. The Company's Executive Officers Bonus Plan was approved by the shareholders in 2007 and is designed to comply with the requirements of Section 162(m).

With the exception of Mr. Kline, the Committee believes that the Company will not be subject to Section 162(m) limitations on the deductibility of compensation paid to executives for 2008. The Committee may consider other steps which might be in the Company's best interests to comply with Section 162(m), while reserving the right to award future compensation which may not comply with the Section 162(m) requirements for deductibility if the Committee concludes that such compensation is in the Company's best interests in providing incentives to attract, motivate, and retain key executives.

Impact of Current Economic Conditions on Executive Compensation

As disclosed in this report, current economic conditions have impacted certain of the Company's compensation arrangements. These items include:

- The Company's long term debt rating was downgraded, which precluded the Chief Executive Officer from receiving an incentive payment for 2008.
- Annual performance-based incentive awards were paid in fully vested shares of Class A common stock. This action was taken to improve the Company's cash and liquidity position.
- Discretionary restricted stock grants in 2008 (primarily for the purpose of incentive and retention) decreased compared to historical periods.
- Unlike prior years, the Company did not make across the board annual merit-based or cost of living salary adjustments for 2009.

Matching Gift Program

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar that an employee or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. During 2008, the Company matched the following amounts in contributions under the provisions of this program to employees that served as executive officers during 2008.

Michael S. Dunlap	$	600
Terry J. Heimes		10,100

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve long-term goals. This is critical, as management knows the Company's success hinges on having engaged executives who are committed to the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based upon such review, the related discussions, and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement to be delivered to shareholders.

Respectfully submitted,

James P. Abel, Chairman
Kimberly K. Rath
Michael D. Reardon

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Ms. Rath and Messrs. Abel (Chairman) and Reardon all of whom are independent Non-Employee Directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers have served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of the Company's Board of Directors.

Summary Compensation Table for Fiscal Years 2008, 2007, and 2006

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by (i) the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2008, and (ii) two individuals who were executive officers during part of the year and who would have been subject to disclosure requirements except for the fact that they were not employed by the Company at December 31, 2008 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2008, 2007, and 2006, except that in accordance with SEC staff guidance only information relating to the fiscal year ended December 31, 2008 is presented for individuals who first became a Named Executive Officer in 2008. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation (a)				
Name and principal position	Year	Salary ($)	Bonus ($) (b)	Stock awards ($)	All other compensation ($) (c)	Total ($)
Michael S. Dunlap	2008	500,000	- (d)	-	9,740	509,740
Chief Executive Officer	2007	500,000	175,000 (e)	-	9,540	684,540
	2006	500,000	612,500 (f)	-	9,340	1,121,840
Terry J. Heimes	2008	325,000	50,001	-	9,886	384,887
Chief Financial Officer	2007	325,000	100,000	-	9,540	434,540
	2006	325,000	200,000	-	9,340	534,340
Jeffrey R. Noordhoek	2008	325,000	50,001	-	9,740	384,741
President	2007	275,000	100,000	-	9,540	384,540
	2006	275,000	225,000	-	9,330	509,330
John R.Kline (g) Former Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc.	2008	364,000	441,257 (h)	16,513 (i)	367,667	1,189,437
Timothy A. Tewes President and Chief Executive Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.	2008	260,000	150,004	51,821 (j)	26,093	487,918
Matthew D. Hall (k)	2008	164,327	-	11,763 (l)	462,282	638,372
Former Chief Operating Officer,	2007	275,000	65,000	49,403 (l)	12,483	401,886
Nelnet Education Services, a division of Nelnet, Inc.	2006	275,000	130,000	4,313 (l)	14,770	424,083
Raymond J. Ciarvella (m) Former Executive Director	2008	136,730	-	-	458,932	595,662

(a) Executive officers may receive perquisites and personal benefits, the dollar amounts of which are below current Securities and Exchange Commission thresholds for reporting requirements.

(b) Amounts represent bonuses paid in 2009, 2008, and 2007 for services rendered during the 2008, 2007, and 2006 calendar years, respectively. All 2008 bonuses (paid in 2009) were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

(c) "All other compensation" includes the following:

		All other compensation								
	Year	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Amounts paid pursuant to separation agreement ($)	Dividends on restricted stock ($) (1)	Forgiveness of stock loan	Automobile allowance ($)	Gross-up for payment of taxes ($)	Other ($)	Total ($)
Michael S. Dunlap	2008	9,200	540	-	-	-	-	-	-	9,740
	2007	9,000	540	-	-	-	-	-	-	9,540
	2006	8,800	540	-	-	-	-	-	-	9,340
Terry J. Heimes	2008	9,200	540	-	-	-	-	-	146	9,886
	2007	9,000	540	-	-	-	-	-	-	9,540
	2006	8,800	540	-	-	-	-	-	-	9,340
Jeffrey R. Noordhoek	2008	9,200	540	-	-	-	-	-	-	9,740
	2007	9,000	540	-	-	-	-	-	-	9,540
	2006	8,800	530	-	-	-	-	-	-	9,330
John R. Kline	2008	9,200	540	-	-	238,839 (2)	-	119,088 (2)	-	367,667
Timothy A. Tewes	2008	8,976	540	-	529	-	12,000	4,048	-	26,093
Matthew D. Hall	2008	7,823	473	453,846	140	-	-	-	-	462,282
	2007	8,162	530	-	840	-	-	-	3,311	12,843
	2006	8,800	530	-	-	-	-	-	5,440	14,770
Raymond J. Ciarvella	2008	8,538	394	450,000	-	-	-	-	-	458,932

(1) The Company paid a cash dividend of $0.07 per share on the Company's Class A and Class B common stock, including unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan, for all four fiscal quarters in 2007 and the first fiscal quarter of 2008. Dividends paid to employees on restricted stock are included in the table above.

(2) On February 13, 2008, Mr. Kline was indebted to the Company for $499,988 pursuant to the Company's Employee Stock Purchase Loan Plan. Effective February 15, 2008, Mr. Kline was designated as an executive officer of the Company and obligated under Section 16(a) of the 1934 Act to report his beneficial ownership of the Company's stock to the SEC. As a result of this change in status and pursuant to the Company's Employee Stock Purchase Loan Agreement, the maturity date of the note was automatically accelerated to February 13, 2008. The shares of the Company's stock purchased with the loan proceeds were surrendered effective February 13, 2008; the fair market value of the stock sold to the Company of $269,638 was applied to the principal balance of the note. The remaining $230,350 of principal and $8,489 of accrued interest was forgiven by the Company and was therefore reported as income for Mr. Kline. The Company paid the related taxes of $119,088 associated with this transaction.

(d) Mr. Dunlap is not entitled to any award under the Executive Officers Bonus Plan in any year in which the Company fails to maintain an investment grade rating by both Standard & Poor's and Moody's Investor Services. The minimum investment grade rating by Standard & Poor's is "BBB" and the minimum investment grade rating by Moody's Investment Services is "Baa3." In October 2008, the Company was downgraded to Ba1 by Moody's Investor Services. Accordingly, Mr. Dunlap was not entitled to any bonus compensation for 2008.

(e) Mr. Dunlap's potential 2007 bonus, as calculated pursuant to the provisions of the Executive Officers Bonus Plan, was $390,000. Mr. Dunlap requested that $215,000 of his 2007 bonus be distributed to certain associates for purposes of recognition and retention.

(f) Mr. Dunlap requested that $375,000 of his 2006 bonus be distributed to certain associates for purposes of recognition and retention. The amounts distributed to these individuals were in the form of unrestricted fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

(g) Mr. Kline resigned from the Company effective April 8, 2009.

(h) Mr. Kline's bonus for 2008 was based on the terms of his employment agreement, which provided the amount that Mr. Kline would receive as an annual incentive bonus for 2008.

(i) Amount represents stock compensation expense recognized by the Company related to a stock award of 3,750 shares of restricted Class A common stock issued on January 10, 2008 pursuant to the Company's Restricted Stock Plan. The Company records unearned compensation in shareholders' equity (additional paid-in capital) upon issuance of restricted stock in an amount equal to the market price of such shares on the date of issuance and recognizes compensation expense over the vesting period. The closing market price on the date of issuance of these shares was $10.58 per share. The shares were scheduled to vest in 375 share increments on each January 10 beginning in 2009 and ending in 2018. Three-hundred-seventy-five (375) shares of this stock award vested on January 10, 2009. Mr. Kline's employment with the Company ended April 8, 2009; accordingly, the remaining 3,375 shares of this award were forfeited before their respective vesting dates.

Also included in this amount is stock compensation expense recognized by the Company related to a stock award of 1,004 shares of restricted Class A common stock issued on March 14, 2008 pursuant to the Company's Restricted Stock Plan. During 2007, when an associate elected to take their bonus in shares of stock, the Company awarded additional shares equal to 25% of the amount elected to be received in stock. In connection with these elections and awards for all employees, on February 28, 2008 the Company determined the issuance price based on the closing market price of $10.90 for that day, and subsequently issued the shares for elections and awards on March 14, 2008. The 1,004 shares were issued as a result of Mr. Kline's election to receive his 2007 bonus payment in shares of stock and represent the additional 25% of the amount elected. One-third (335 shares) of this stock award vested on March 10, 2009 and the remaining shares were scheduled to vest on March 10, 2010 (335 shares) and March 10, 2011 (334 shares). Mr. Kline's employment with the Company ended April 8, 2009; accordingly, the remaining 669 shares of this award were forfeited before their respective vesting dates.

(j) Amount represents stock compensation expense recognized by the Company related to a stock award of 3,750 shares of restricted Class A common stock issued on October 1, 2007 pursuant to the Company's Restricted Stock Plan. The Company records unearned compensation in shareholders' equity (additional paid-in capital) upon issuance of restricted stock in an amount equal to the market price of such shares on the date of issuance and recognizes compensation expense over the vesting period. The closing market price on the date of issuance of these shares was $18.71 per share. One-tenth (375 shares) of this stock amount vested on each March 15, 2008 and March 15, 2009, respectively, and the remaining 3,000 shares will vest in increments of 375 shares each year on March 15 from 2010 through 2017.

Also included in this amount is stock compensation expense recognized by the Company related to a stock award of 3,000 shares of restricted Class A common stock issued on August 23, 2007 pursuant to the Company's Restricted Stock Plan. The Company records unearned compensation in shareholders' equity (additional paid-in capital) upon issuance of restricted stock in an amount equal to the market price of such shares on the date of issuance and recognizes compensation expense over the vesting period. The closing market price on the date of issuance of these shares was $18.36 per share. One-third (1,000 shares) of these shares vested on April 30, 2008. The remaining 2,000 shares vest in 1,000 share increments each on April 30, 2009 and April 30, 2010.

In addition, this amount included stock compensation expense recognized by the Company related to a stock award of 1,212 shares of restricted Class A common stock issued on November 22, 2006 pursuant to the Company's Restricted Stock Plan. During 2006, when an associate elected to take their bonus in shares of stock, the Company awarded additional shares equal to 25% of the amount elected to be received in stock. These shares are the additional shares awarded to Mr. Tewes as a result of his election to receive his 2006 performance-based incentive plan payment in shares of stock. The closing market price on the date of issuance of these shares was $25.80 per share. One-third (404 shares) of this amount vested on each November 22, 2007 and November 22, 2008, respectively. The remaining 404 shares will vest on November 22, 2009.

(k) Mr. Hall ceased to be employed by the Company effective July 15, 2008. See "Actual Payments Upon Termination" for additional information on payments in connection with his termination of employment with the Company.

(l) Amount represents stock compensation expense recognized by the Company related to a stock award of 3,000 shares of Class A common stock issued on December 14, 2006 pursuant to the Company's Restricted Stock Plan. The Company records unearned compensation in shareholders' equity (additional paid-in capital) upon issuance of restricted stock in an amount equal to the market price of such shares on the date of issuance and recognizes compensation expense over the vesting period. The closing market price on the date of issuance of these shares was $28.23 per share. One-third (1,000 shares) of these shares vested on December 14, 2007. Mr. Hall's employment with the Company ended July 15, 2008; accordingly, the remaining 2,000 shares of this award were forfeited before their respective vesting dates.

(m) Mr. Ciarvella ceased to be employed by the Company effective July 15, 2008. See "Actual Payments Upon Termination" for additional information on payments in connection with his termination of employment with the Company.

Grants of Plan-Based Awards Table for Fiscal Year 2008

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers for the fiscal year ended December 31, 2008.

Name	Grant date	Approval of grant by Compensation Committee	Number of restricted shares of stock	Grant date fair value of stock awards ($)
Michael S. Dunlap	-	-	-	-
Terry J. Heimes	-	-	-	-
Jeffrey R. Noordhoek	-	-	-	-
John R. Kline	January 10, 2008 (a)	October 31, 2007	3,750 (a)	39,675 (a)
	March 14, 2008 (b)	March 10, 2008 (c)	1,004 (b)	10,944 (b)
Timothy A. Tewes	-	-	-	-
Matthew D. Hall	-	-	-	-
Raymond J. Ciarvella	-	-	-	-

(a) Amount represents 3,750 shares of restricted Class A common stock issued on January 10, 2008 pursuant to the Company's Restricted Stock Plan. Shares of restricted stock are eligible for dividends. The shares were issued as part of the Company's management stock award program offered to all associates above a certain grade level to encourage stock ownership. The closing market price on the date of issuance of these shares was $10.58 per share. The shares were scheduled to vest in 375 share increments on each January 10 beginning in 2009 and ending in 2018. Three-hundred-seventy-five (375) shares of this stock award vested on January 10, 2009. Mr. Kline's employment with the Company ended April 8, 2009; accordingly, the remaining 3,375 shares of this award were forfeited before their respective vesting dates.

(b) Amount represents 1,004 shares of restricted Class A common stock issued on March 14, 2008 pursuant to the Company's Restricted Stock Plan. Shares of restricted stock are eligible for dividends. During 2007, when an associate elected to take their bonus in shares of stock, the Company awarded additional shares equal to 25% of the amount elected to be received in stock. In connection with these elections and awards for all employees, on February 28, 2008 the Company determined the issuance price based on the closing market price of $10.90 for that day, and subsequently issued the shares for elections and awards on March 14, 2008. The 1,004 shares were issued as a result of Mr. Kline's election to receive his 2007 bonus payment in shares of stock and represent the additional 25% of the amount elected. One-third (335 shares) of this stock award vested on March 10, 2009 and the remaining shares were scheduled to vest on March 10, 2010 (335 shares) and March 10, 2011 (334 shares). Mr. Kline's employment with the Company ended April 8, 2009; accordingly, the remaining 669 shares of this award were forfeited before their respective vesting dates

(c) Represents the date the Compensation Committee of the Board of Directors approved the Company's 2007 incentive plan, in which the Company would award associates additional shares of common stock equal to 25% of the incentive amount elected by the associate to be received in stock.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2008)

The following table sets forth summary information relating to the outstanding equity awards for the Company's Named Executive Officers as of December 31, 2008.

	Stock awards	
Name	Number of shares of stock that have not vested	Market value of shares of stock that have not vested ($) (a)
Michael S. Dunlap	-	-
Terry J. Heimes	-	-
Jeffrey R. Noordhoek	-	-
John R. Kline	4,754 (b)	68,125
Timothy A. Tewes	5,779 (c)	82,813
Matthew D. Hall	-	-
Raymond J. Ciarvella	-	-

(a) The closing market price of the Company's common stock as of December 31, 2008 was $14.33.

(b) Amount represents shares of restricted Class A common stock issued on January 10, 2008 and March 14, 2008 pursuant to the Company's Restricted Stock Plan of which 3,750 shares and 1,004 shares, respectively, remain unvested as of December 31, 2008. On January 10, 2009 and March 15, 2009, 375 shares and 335 shares, respectively, of these shares vested. Mr. Kline's employment with the Company ended April 8, 2009; accordingly, the remaining 4,044 shares of these awards were forfeited before their respective vesting dates.

(c) Amount represents shares of restricted Class A common stock issued on November 22, 2006, August 23, 2007, and October 1, 2007 pursuant to the Company's Restricted Stock Plan of which 404 shares, 2,000 shares, and 3,375 shares, respectively, remain unvested as of December 31, 2008. These shares vest as follows:

Vesting date	Number of shares
March 15, 2009	375
April 30, 2009	1,000
November 22, 2009	404
March 15, 2010	375
April 30, 2010	1,000
March 15, 2011	375
March 15, 2012	375
March 15, 2013	375
March 15, 2014	375
March 15, 2015	375
March 15, 2016	375
March 15, 2017	375
Total	5,779

Stock Vested Table for Fiscal Year 2008

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2008.

	Stock awards	
Name	Number of shares of stock acquired on vesting	Market value of shares of stock realized on vesting ($)
Michael S. Dunlap	-	-
Terry J. Heimes	-	-
Jeffrey R. Noordhoek	-	-
John R. Kline	-	-
Timothy A. Tewes	1,779 (a)	20,265 (b)
Matthew D. Hall	-	-
Raymond J. Ciarvella	-	-

(a) Amount includes 375 shares, 1,000 shares, and 404 shares of restricted Class A common stock issued on October 1, 2007, August 23, 2007, and November 22, 2006, respectively, pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $18.71, $18.36, and $25.80 per share, respectively. These shares vested on March 15, 2008, April 30, 2008, and November 22, 2008, respectively.

(b) The closing market price of the Company's common stock as of March 15, 2008, April 30, 2008, and November 22, 2008 (the vesting dates) was $10.01 per share, $12.79 per share, and $9.21 per share, respectively.

Stock Option, SAR, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, SAR, long-term incentive, or defined benefit plans covering its Named Executive Officers.

Potential Payments Upon Termination

Mr. Tewes

Mr. Tewes' employment agreement (See, "Compensation Arrangements with Named Executive Officers" above) provides that if his employment is terminated "Without Cause" (which is defined as reasons other than being charged with or convicted of a felony; malfeasance, misfeasance, nonfeasance, negligence, or failure or refusal to perform his obligations under the agreement; or because of his material breach of the employment agreement or separate non-competition agreement), he is entitled to receive from the Company his then-current annual base salary for the remainder of the term of the employment agreement, paid in a lump sum. The terms of both the employment agreement and the non-competition agreement are through May 31, 2010; accordingly, if he is terminated "Without Cause", Mr. Tewes would receive his then-current annual salary through such date. Based on Mr. Tewes' current annual base salary in effect as of December 31, 2008, the total amount of payments that would be made to Mr. Tewes upon such termination would be a lump sum payment of approximately $368,000. The non-competition agreement prohibits Mr. Tewes from competing with the Company during and for a period of two years following termination of his employment for any reason. If Mr. Tewes fails to comply with the non-competition agreement, the Company may seek to have the agreement enforced by a court, and may retain any salaries, bonuses, or other compensation then due to Mr. Tewes from the Company. Pursuant to the employment agreement, no waiver of a breach of, or failure to comply with, the agreement by either party may be deemed a waiver of a subsequent or similar breach of or failure to comply with the agreement.

Actual Payments Upon Termination

Mr. Hall

Mr. Hall served as an executive officer of the Company until July 15, 2008. In connection with Mr. Hall's separation from employment with the Company, and in recognition of his years of service to the Company, the Company and Mr. Hall negotiated and entered into a separation agreement under which Mr. Hall received a lump sum payment of $453,846 from the Company. In exchange, Mr. Hall agreed that for a period of one year following termination of his employment, he would not compete against the Company and would not solicit employees of the Company to leave their employment with the Company. In addition, Mr. Hall agreed not to express disparaging or negative opinions concerning the Company. If Mr. Hall breaches the agreement, the Company may demand the return of all payments made to Mr. Hall under the agreement.

Mr. Ciarvella

Mr. Ciarvella served as an executive officer of the Company until July 15, 2008. In connection with Mr. Ciarvella's separation from employment with the Company, and in recognition of his years of service to the Company, the Company and Mr. Ciarvella negotiated and entered into a separation agreement under which Mr. Ciarvella received a lump sum payment of $450,000 from the Company. In exchange, Mr. Ciarvella agreed that for a period of one year following termination of his employment, he would not compete against the Company and would not solicit employees of the Company to leave their employment with the Company. In addition, Mr. Ciarvella agreed not to express disparaging or negative opinions concerning the Company. If Mr. Ciarvella breaches the agreement, the Company may demand the return of all payments made to Mr. Ciarvella under the agreement.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value. The common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value.

The following table sets forth information as of February 27, 2009, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock
- each of the Named Executive Officers
- each incumbent director and each nominee for director
- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership as of February 27, 2009

Name	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
	Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap	8,474,700 (3)	9,542,862 (4)	18,017,562	22.4%	83.0%	36.5%	68.0%
Stephen F. Butterfield	355	3,952,364 (5)	3,952,719	*	34.4%	8.0%	25.9%
Angela L. Muhleisen	8,860,779 (6)	1,567,473 (7)	10,428,252	23.4%	13.6%	21.1%	16.1%
Union Bank and Trust Company	5,595,850 (8)	1,567,473 (9)	7,163,323	14.8%	13.6%	14.5%	13.9%
Raymond J. Ciarvella	178,462 (10)	-	178,462	*	-	*	0.1%
Todd M. Eicher	463,145 (11)	-	463,145	1.2%	-	*	0.3%
Matthew D. Hall	5,110 (12)	-	5,110	*	-	*	0.0%
Terry J. Heimes	209,409 (13)	-	209,409	*	-	*	0.1%
John R. Kline	16,461 (14)	-	16,461	*	-	*	0.0%
William J. Munn	20,722 (15)	-	20,722	*	-	*	0.0%
Jeffrey R. Noordhoek	1,004,409 (16)	-	1,004,409	2.7%	-	2.0%	0.7%
Timothy A. Tewes	28,349 (17)	-	28,349	*	-	*	0.0%
James P. Abel	20,714 (18)	-	20,714	*	-	*	0.0%
Kathleen A. Farrell	6,689 (19)	-	6,689	*	-	*	0.0%
Thomas E. Henning	28,881 (20)	-	28,881	*	-	*	0.0%
Brian J. O'Connor	35,476	-	35,476	*	-	*	0.0%
Kimberly K. Rath	7,889 (21)	-	7,889	*	-	*	0.0%
Michael D. Reardon	23,476 (22)	-	23,476	*	-	*	0.0%
James H. Van Horn	73,445 (23)	-	73,445	*	-	*	0.0%
Cedar Hill Capital Partners, LLC	2,419,011 (24)	-	2,419,011	6.4%	-	4.9%	1.6%
Executive officers and directors as a group	10,144,378	11,495,377	21,639,755	26.8%	100.0%	43.9%	81.9%

* Less than 1%.

(1) Based on 37,817,495 shares of Class A common stock (which excludes 11,317,364 shares of Class A common stock held by a subsidiary of the Company's subsidiary that are not entitled to vote at the Annual Meeting) and 11,495,377 shares of Class B common stock outstanding as of February 27, 2009.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) Mr. Dunlap is deemed to have sole voting and investment power over 2,474,350 shares of Class A common stock, which includes 1,494 shares of Class A common stock held indirectly by Mr. Dunlap that were issued under the Company's 401(k) plan matching stock program. Mr. Dunlap is deemed to have shared voting and investment power over 6,000,350 shares of Class A common stock, which includes shares of Class A common stock that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (i) 404,500 shares owned by Farmers & Merchants Investment Inc. ("F&M"), of which Mr. Dunlap is a director and co-president and owns or controls 38.5% of the outstanding voting stock, and (ii) 5,595,850 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank"), with respect to which Union Bank may be deemed to have or share voting or investment power. Mr. Dunlap controls Union Bank through F&M and is a board member of Union Bank. Mr. Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for his beneficial interest in the shares of Class A common stock issued to him through the Company's 401(k) plan matching stock program. He also disclaims beneficial ownership of the shares held by F&M, except to the extent of his pecuniary interest therein. With respect to the number of shares of Class A common stock beneficially owned by Mr. Dunlap that are held by Union Bank,

the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2008, as reported in a Schedule 13G filed by Union Bank with the Securities and Exchange Commission on February 17, 2009.

(4) Mr. Dunlap is deemed to have sole voting and investment power over 6,388,698 shares of Class B common stock, which includes 1,701,000 shares owned by Mr. Dunlap's spouse. Mr. Dunlap is deemed to have shared voting and investment power over 3,154,164 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Dunlap is Chairman and owns 50.0% of the outstanding capital stock, (ii) 1,154,315 shares held by Union Bank as Trustee for a Class B grantor retained annuity trust ("GRAT") established by Mr. Dunlap, and (iii) 413,158 shares held by Union Bank as Trustee under a Class B GRAT established by Mr. Butterfield. Mr. Dunlap disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent of his pecuniary interest therein. Mr. Dunlap also disclaims beneficial ownership of the 413,158 shares held by Union Bank as Trustee under the Class B GRAT. A total of 700,000 shares are pledged as collateral for a line of credit which had not been drawn upon as of February 27, 2009.

(5) Mr. Butterfield is deemed to have sole voting and investment power over 1,952,515 shares of Class B common stock that are held by the Stephen F. Butterfield Revocable Living Trust, of which Mr. Butterfield is a trustee. Mr. Butterfield is deemed to have shared voting and investment power over 1,999,849 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Butterfield is a director and president and owns 50.0% of the outstanding capital stock and (ii) 413,158 shares held by Union Bank as Trustee for a Class B GRAT established by Mr. Butterfield. Mr. Butterfield disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent of his pecuniary interest therein. A total of 1,904,315 shares are pledged as collateral.

(6) Ms. Muhleisen is deemed to have sole voting and investment power over 2,582,506 shares of Class A common stock. Ms. Muhleisen is deemed to have shared voting and investment power over 6,278,273 shares of Class A common stock, which includes (i) 88,864 shares jointly owned by Ms. Muhleisen and her spouse, (ii) 1,117,576 shares owned by her spouse, (iii) 646,245 shares held by Ms. Muhleisen's son, (iv) 646,245 shares held by Ms. Muhleisen's daughter, (v) 1,166,848 shares held by Union Bank as Trustee for Class A GRATs established by Ms. Muhleisen and her spouse, and (vi) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of: 404,500 shares owned by F&M, of which Ms. Muhleisen is a director, chairperson, and co-president and owns or controls 36.1% of the outstanding capital stock, and 2,207,995 shares held by Union Bank for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, the sister of Michael S. Dunlap, is a director, president, and chief executive officer of and controls Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for her retained beneficial interest in 1,166,848 shares of Class A common stock held in trust on her behalf and on behalf of her spouse under two of the Class A GRATs. She also disclaims beneficial ownership of the shares held by F&M, except to the extent of her pecuniary interest therein. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares of Class A common stock beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2008, as reported in a Schedule 13G filed by Union Bank with the Securities and Exchange Commission on February 17, 2009.

(7) Ms. Muhleisen is deemed to have shared voting and investment power over 1,567,473 shares of Class B common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as Trustee under the Class B GRATs.

(8) Union Bank is deemed to have sole voting and investment power over 45,000 shares of Class A common stock that are held by the Union Bank profit sharing plan. Union Bank is deemed to have shared voting and investment power over 5,550,850 shares of Class A common stock, which includes (i) 235,000 shares held as trustee for the University of Nebraska Foundation, (ii) 269,742 shares held by Union Bank as Trustee under a Class A GRAT and a Class A charitable remainder trust established by Mr. Noordhoek, (iii) 1,166,848 shares held by Union Bank as Trustee under Class A GRATs established by Ms. Muhleisen and her spouse; (iv) 2,221,007 shares of Class A common stock held by Union Bank in individual accounts for Ms. Muhleisen and her spouse, and (v) 1,658,253 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank with respect to which Union Bank may be deemed to have or share voting or investment power. Union Bank disclaims beneficial ownership of such

shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Angela L. Muhleisen, President. The number of shares of Class A common stock set forth in the table for Union Bank reflect the number of shares held by Union Bank as of December 31, 2008, as reported in a Schedule 13G filed by Union Bank with the Securities and Exchange Commission on February 17, 2009.

(9) Union Bank is deemed to have shared voting and investment power over 1,567,473 shares of Class A common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(10) Mr. Ciarvella ceased to be employed by the Company effective July 15, 2008. Beneficial ownership information for Mr. Ciarvella is as of October 31, 2008.

(11) Includes 121,835 shares owned by Mr. Eicher's spouse. A total of 251,612 Class A shares are pledged as collateral.

(12) Mr. Hall ceased to be employed by the Company effective July 15, 2008.

(13) Includes 50,000 shares owned by Mr. Heimes' spouse. A total of 103,109 Class A shares are held in a brokerage firm account, which may under certain circumstances involve a pledge of such shares as collateral.

(14) Includes 3,375 shares issued under the Company's Restricted Stock Plan, which would have vested in equal annual installments of 375 shares from January 2010 through January 2018. Amount also includes 1,004 shares issued under the Company's Restricted Stock Plan of which 335 shares vested on March 10, 2009 and 335 shares and 334 shares would have vested on March 10, 2010 and March 10, 2011, respectively. Mr. Kline's employment with the Company ended on April 8, 2009; accordingly, all unvested shares on such date were forfeited before their respective vesting dates.

(15) Includes 1,000 shares issued under the Company's Restricted Stock Plan that will vest on December 14, 2009. Amount also includes 500 shares owned jointly by Mr. Munn and his spouse.

(16) Includes 686,756 shares held by the Jeffrey R. Noordhoek Trust, 243,943 shares held by Union Bank as Trustee under a Class A GRAT established by Mr. Noordhoek, and 25,799 shares held by Union Bank as Trustee under a Class A CRUT established by Mr. Noordhoek. A total of 690,500 Class A shares are pledged as collateral for a line of credit which had not been drawn upon as of February 27, 2009.

(17) Includes (i) 3,375 shares issued under the Company's Restricted Stock Plan, which vest in equal annual installments of 375 shares from March 2009 through March 2017, (ii) 404 shares issued under the Company's Restricted Stock Plan that will vest on November 22, 2009, and (iii) 2,000 shares issued under the Company's Restricted Stock Plan which vest in equal installments of 1,000 shares each on April 30, 2009 and April 30, 2010.

(18) Includes 12,610 shares that Mr. Abel has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 500 shares owned by Mr. Abel's spouse.

(19) Includes 6,689 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(20) Includes 16,792 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 3,090 shares owned by Mr. Henning's spouse.

(21) Includes 6,689 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Amount also includes 1,200 shares owned by Ms. Rath's husband in an individual retirement account.

(22) Includes 15,672 shares owned jointly by Mr. Reardon and his spouse in a brokerage firm account, which may under certain circumstances involve a pledge of such shares as collateral.

(23) Includes 11,793 shares that Mr. Van Horn has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(24) On February 17, 2009, Cedar Hill Capital Partners, LLC ("Cedar Hill"), Cedar Hill Capital Partners Onshore, LP ("Onshore Fund"), Cedar Hill Capital Partners Offshore, Ltd. ("Offshore Fund"), Cedar Hill Fund Management, LLC ("General Partner"), Charles Cascarilla, and Emil Woods filed a Schedule 13G with the Securities and Exchange Commission indicating that they beneficially owned 6.37% of the Company's Class A common stock. The amounts set forth in the table reflect the number of shares reported in the Schedule 13G and includes 1,078,001 shares held for the account of the Onshore Fund and 1,341,010 shares held for the account of the Offshore Fund. The General Partner is the general partner of the Onshore Fund. Cedar Hill is the investment manager of the Onshore Fund and the Offshore Fund. Messrs. Cascarilla and Woods are controlling persons of Cedar Hill and the General Partner. The principal business address for each of the Onshore Fund, the General Partner, Cedar Hill, Mr. Cascarilla, and Mr. Woods is 445 Park Avenue, 5th Floor, New York, New York 10022. The principal business address of the Offshore Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman Cayman Islands, B.W.I.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership of Company securities and changes in reported ownership. Executive officers, directors, and greater than ten percent shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on a review of the reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during the year ended December 31, 2008 the Company's executive officers, directors, and greater than ten percent beneficial owners timely filed all reports they were required to file under Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Section 6 of the Company's Code of Conduct requires the disclosure of conflicts of interest (such as related party transactions) by officers and directors of the Company and provides that a relationship which involves or benefits one of the Company's officers or directors is not considered a conflict of interest if the Board of Directors is aware of the relationship and deems it to be immaterial. Accordingly, related party transactions are presented to the Board of Directors for their review and approval or ratification. See "Corporate Governance – Code of Business Conduct and Ethics for Directors, Officers, and Employees."

Additionally, Section 6 of the Company's Code of Conduct provides that officers and directors shall not have a material financial interest in any company that is selling supplies, furnishing services, or otherwise doing business with the Company, unless approved by the Company's executive management.

Some of the Company's directors and members of management beneficially own shares of stock or other ownership interests in other entities with which the Company does business and, in some cases, they serve on the Board of Directors and/or as executive officers of one or more such entities. These related parties include:

- *Union Bank and Trust Company and Farmers & Merchants Investment Inc.* — Union Bank is controlled by F&M, which owns 81.4% of Union Bank's common stock and 15.4% of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, owns or controls 38.5% of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, owns or controls 36.1% of such stock. Mr. Dunlap serves as a director and co-president of F&M and is a member of the board of directors for Union Bank. In 2003, Mr. Dunlap resigned as chief executive officer of Union Bank. Ms. Muhleisen serves as director and co-president of F&M and as a director, chairperson, president, and chief executive officer of Union Bank. At February 27, 2009, Union Bank beneficially owned 14.5% of the Company's common stock. F&M does not own 5% or more of the Company's stock; however, the stock holdings of both Union Bank and F&M are deemed to be beneficially owned by both Mr. Dunlap and Ms. Muhleisen, respectively. At February 27, 2009, Mr. Dunlap beneficially owned 36.5% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 21.1% of the Company's outstanding common stock.

- *Union Financial Services, Inc.* – Union Financial Services Inc. ("UFS") is a corporation which is owned 50% by Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, and 50% by Stephen F. Butterfield, Vice Chairman and a member of the Board of Directors of the Company.

Transactions with Union Bank

On November 25, 2008, the Company sold approximately $500 million of FFELP student loans (the "FFELP Loans") to Union Bank. These loans were sold for a purchase price of 100 percent of the outstanding unpaid principal balance plus accrued and unpaid borrower interest. The Company recognized a loss on this loan sale of $3.5 million, which represented unamortized loan costs on this portfolio.

Including the loans sold in this transaction, Union Bank may purchase up to $750 million in FFELP loans from the Company in accordance with an affiliate transaction exemption granted by the Federal Reserve Board. In connection with the exemption and the loan purchase by Union Bank, an Assurance Commitment Agreement (the "Commitment Agreement") was also entered into, by and among, the Company, Union Bank, F&M, Angela L. Muhleisen, Michael S. Dunlap, and Jay L. Dunlap, the father of Angela Muhleisen and Michael Dunlap.

Per the terms of the Commitment Agreement, the Company provided certain assurances to Union Bank designed to mitigate potential losses related to the FFELP Loans, including holding amounts in escrow equal to the unguaranteed portion of the FFELP loans and reimbursing Union Bank for losses, if any, related to the portfolio.

Union Bank is a major source of student loan origination and sales volume for the Company. Pursuant to agreements effective January 1999 and amended February 2005, the Company agreed to purchase certain guaranteed student loans as well as origination rights in guaranteed student loans to be originated in the future, except for loans committed for sale to others. Union Bank may continue to originate student loans, and such guaranteed student loans not previously committed for sale to others are to be sold by Union Bank to the Company in the future. Union Bank also granted to the Company exclusive rights as marketing agent for student loans on behalf of Union Bank, and thus the Company is responsible for marketing expenses with respect to such student loans.

The Company pays Union Bank a purchase price equal to 100% of the outstanding principal balance and accrued and unpaid interest on the loans purchased pursuant to the agreement described in the preceding paragraph, and also reimburses Union Bank for origination fees required to be paid to the Department of Education, for origination costs, and any borrower incentive program costs offered. During 2008, the Company paid $4.9 million plus the outstanding principal and accrued and unpaid interest of $208.0 million to Union Bank for the purchase of student loans. This agreement renews automatically for successive one-year terms unless both parties mutually agree to terminate it.

In 1999, the Company entered into a 360-day commitment with Union Bank to purchase its federally guaranteed student loans, in which Union Bank retained rights pursuant to the agreement discussed previously, at par. This purchase commitment has been renewed annually for successive terms after its inception and was amended in February 2005. The commitment has grown into an obligation to purchase an aggregate amount of up to $1.25 billion of student loans from Union Bank. This purchase commitment agreement is terminable by either party by the giving of notice of termination at least 90 days prior to the end of the then current 360-day term.

Pursuant to a June 2001 agreement, Union Bank, in its capacity as trustee for various grantor trusts, agreed to purchase from the Company up to $750 million of participation interests in student loans. In 2008, the Company retained a portion of the interest earned from the participated loans at a rate equal to the difference between the borrower's interest rate on the loans and the most recently published 90-day commercial paper rate plus 80 basis points. However, the Company also must continue to pay the servicing costs with respect to such participated loans. The Company sold to Union Bank, as trustee, participation interests with balances of $569.9 million as of December 31, 2008. The Company has the option to purchase the participation interests from these grantor trusts at the end of a 364-day term upon termination of the participation certificate. The agreement automatically renews for additional 364-day terms unless either party gives notice to terminate. The agreement is also terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis.

The Company services loans for Union Bank, and, pursuant to a servicing agreement dated January 1, 1998, as amended, the Company charges a standard origination and servicing fee at a level substantially commensurate to those charged to the majority (in terms of volume of loans serviced) of the Company's non-affiliated servicing clients. Union Bank paid the Company fees pursuant to this servicing agreement aggregating $0.3 million in 2008. The servicing agreement is for a month-to-month term, subject to a removal fee based on the number of loans serviced. The Company may terminate the agreement in the event of a material uncured breach. Pursuant to the February 2005 amendment of agreements with Union Bank discussed previously, the Company began waiving fees charged under the servicing agreement on all loans originated as part of the February 2005 agreement as these loans are funded by and sold to the Company. On November 25, 2008, the Company entered into an additional loan servicing agreement with Union Bank to service the approximately $500 million FFELP Loans sold to Union Bank. Under this agreement the Company will receive a servicing fee of 34 basis points per year related to the FFELP Loans. Fees received in conjunction with this agreement are included in the servicing income for the year ended December 31, 2008 noted above.

On October 13, 2006, the Company purchased its corporate headquarters building and assumed certain existing lease agreements pursuant to which Union Bank leases office and storage space. The leases assumed by the Company provided for the lease to Union Bank of a total of approximately 15,000 square feet through June 30, 2008. The lease was amended to reduce the space leased to 4,000 square feet. Union Bank paid the Company approximately $141,000 for commercial rent and storage income during 2008. The amended lease agreement expires on June 30, 2018.

The Company has obtained the right to acquire from Union Bank 100% of the participation interests in an unspecified volume of private loans which comply with the Company's internal underwriting criteria (as modified from time to time). On these participations, the Company earns 100% of the borrower interest rate, less servicing costs thereon in an amount equal to 1% per annum of the aggregate average outstanding principal balances of such participations. The parties mutually agree upon the volume of such participations from time to time. In 2008, the Company did not purchase any participation interests in private loans pursuant to this agreement. The agreement is subject to termination upon 30 days' notice by either party.

The Company has entered into an agreement to assist Union Bank in marketing and providing program operations related to certain college savings plans (the "College Savings Plans") under Section 529 of the Internal Revenue Code. Union Bank has agreed to pay the Company fees in an amount equal to 50% of the net profits, if any, associated with Union Bank's program management agreement with the College Savings Plans. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans and is not entitled to other payments pursuant to that agreement. The Company has agreed to share 50% of the expenses relating to the program, up to a capped amount of $1.25 million over the life of the agreement, as well as 50% of mutually agreeable costs related to the program operations, if any, which exceed the aggregate of $1.25 million. In 2008, the Company received a net fee of $4.6 million arising from this agreement. This consulting and services agreement terminates when Union Bank's program manager agreement with the College Savings Plans terminate.

Nelnet Capital, LLC, a subsidiary of Nelnet, Inc ("Nelnet Capital"), serves as distributor on behalf of Union Bank for all advisor-sold accounts with the College Savings Plans. Nelnet Capital is entitled to approximately 10 basis points of plan assets pursuant to this agreement. Either party upon 30 days' notice may terminate this agreement. Nelnet Capital also serves as distributor on behalf of Union Bank for the TD Waterhouse accounts within the College Savings Plans. This agreement terminates upon termination of the TD Waterhouse distribution agreement for the College Savings Plans. Nelnet Capital received payments aggregating approximately $236,000 from these agreements in 2008.

In March 2001, Nelnet Capital hired Adminisystems, Inc., a subsidiary of F&M, to perform certain administrative services in connection with the investment portfolios maintained by the College Savings Plans. The fees to be paid under this agreement equal 40% of the distribution fees that Nelnet Capital receives with respect to certain accounts placed with the College Savings Plans. Nelnet Capital paid Adminisystems, Inc. approximately $141,000 in 2008. Any party upon 60 days' notice may terminate this agreement. In addition, the Company paid Adminisystems approximately $16,000 in 2008 related to other servicing fees.

The Company invests in student loan-backed investment securities from time to time by establishing several grantor trusts with Union Bank as trustee for Union Bank's Short Term Federal Investment Trust. As a grantor, the Company places cash into the trust account, and Union Bank uses such cash to acquire interests in student loan-backed investment securities on the Company's behalf. The Company earns the yield on the securities purchased by the trust and pays to Union Bank a trustee fee based on amounts invested and upon the type of investment asset being acquired in the trust account. As of December 31, 2008, the Company had approximately $176.4 million invested in these trusts or deposited at Union Bank in operating accounts. Union Bank has created similar Short Term Federal Investment Trusts with non-affiliated trust beneficiaries, and the fees and terms applicable to the trust agreements it has entered into with the Company are substantially the same as the fees charged by Union Bank to the majority (in terms of assets) of non-affiliated persons. As trustee, Union Bank has agreed to return the Company's funds invested in these trusts or assets held on the Company's behalf in these trusts upon 30 days' notice from the Company at any time and thus terminate the trusts. The Company utilizes these trust arrangements as a short-term investment facility. Interest income earned by the Company on the amounts invested in these trusts was $3.9 million in 2008.

The Company and Union Bank have an employee sharing arrangement with respect to a small group of employees. The arrangement requires each counterparty receiving services from any such employee to pay for the share of the employee's salary and payroll equal to the approximate percentage of such employee's time devoted to such recipient. This agreement renews automatically for one-year terms unless the parties mutually agree not to renew. During 2008, Union Bank paid the Company a net amount of approximately $29,000 under this agreement.

Union Bank has issued a letter of credit for the benefit of the Company, dated February 25, 2005 and amended on May 24, 2006, in the amount of $239,000. This letter of credit was increased to $300,000 by an amendment dated January 10, 2008. Union Bank charged no fee for providing this letter of credit.

The Company has retained Union Bank to administer its 401(k) defined contribution plan. The fees charged by Union Bank are commensurate with those Union Bank charges to other employee benefit customers. Beginning in 2007, the fees paid to Union Bank to administer the plan are paid by the plan's participants. Total fees paid in 2008 to Union Bank by the plan's participants were approximately $245,000. The 401(k) plan agreement may be terminated upon 60 days' notice from either party.

Union Bank permits Nelnet Capital to gain certain access to Union Bank customers by permitting marketing efforts in Union Bank facilities. Nelnet Capital paid Union Bank 90% of its gross commissions, after deducting trading and closing expenses, which was approximately $140,000 in 2008.

Nelnet Capital has an agreement with Union Bank to provide mortgage loan consulting services. Nelnet Capital received fees for these services of approximately $125,000 in 2008.

In October 2002, Nelnet Capital agreed to act as the principal underwriter for Stratus Funds, Inc., or Stratus Funds, a group of mutual funds associated with Union Bank. Nelnet Capital did not receive any fees in 2008 pursuant to this agreement. This agreement has a one-year term that renews automatically, with Stratus Funds' prior approval, for successive one-year terms unless terminated by a vote of the majority of the Board of Directors, including a majority of disinterested directors, of the Stratus Funds or a majority of its shareholders. Nelnet Capital may also terminate this agreement on 60 days' notice. Two mutual funds affiliated with the Stratus Funds are investment options under the Company's 401(k) plan.

As of December 31, 2008, the Company purchased participation interests in student loans from Union Bank in the amount of $21.5 million. The largest aggregate amount of principal outstanding on these participation interests during 2008 was $91.8 million, which was outstanding as of July 31, 2008. The Company received all interest income from the participated student loans, except for $3.0 million retained by Union Bank related to these participated student loans during 2008. Union Bank retains interest income on the participated student loans based on the three-month commercial paper rate plus 80 basis points, which was 1.25% as of December 31, 2008.

Transactions with Farmers & Merchants and Its Related Parties

In connection with an agreement to sell certain loans, the Company has provided to The First Marblehead Corporation, or First Marblehead, and each special purpose entity, or SPE, named in the agreement a guarantee of liabilities of First National Bank Northeast, or First National, pursuant to indemnity covenants given by First National to First Marblehead with respect to a sale of loans from First National to First Marblehead. Mr. Dunlap is a director of First National, and F&M owns, indirectly, approximately 25% of the outstanding capital stock of that financial institution. The Company's liability under such guarantee is limited to an aggregate amount of $10 million, plus costs incurred by First Marblehead with respect to recovery efforts. In consideration for such guarantee, First Marblehead agreed to pay or cause a SPE to pay the Company the sum of 1% of the outstanding balance of private loans sold by First National to First Marblehead. This guarantee remains in effect until First Marblehead and the SPEs receive written notice from the Company to discontinue the guarantee or until all obligations of First National pursuant to its indemnity of First Marblehead are paid in full. During 2008, there was no activity under this agreement and the Company has not paid out any sums pursuant to the indemnity covenants thereunder.

Transactions with Union Financial Services

In December 2007, the Company approved an assignment of a lease to UFS. The lease is for approximately 3,100 square feet at a current base rent of $23.50 per square foot per year. The lease provides that base rent shall be subject to specified increases through the termination date of the lease on August 31, 2010.

The Company owns a 74.753% interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. UFS owns the remaining 25.247% interest in the same aircraft. The aircraft joint ownership agreement between the Company and UFS for this aircraft will continue in effect on a month to month basis until terminated by mutual agreement. UFS will have the right to require the Company to purchase UFS's interest in the aircraft for an amount equal to UFS's pro rata portion (determined on the basis of its ownership percentage) of the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and UFS, the aircraft must be sold and the net proceeds from the sale distributed to the Company and UFS in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, UFS, and an unrelated aviation service company, a total of approximately $230,000 in management fees was paid to the service company in 2008, which amount was allocated to the Company and UFS based on their respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by UFS, and that both the Company and UFS must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

Other Related Party Transactions

During 2008, John R. Kline, while serving as an Executive Director of the Company, was indebted to the Company pursuant to the Company's Employee Stock Purchase Loan Plan. The largest aggregate amount of principal outstanding on this note during 2008 was $500,000, which was outstanding from October 31, 2007 (the effective date of the loan agreement) through February 13, 2008 (the date of the loan payoff). Interest in the amount of approximately $3,500 was accrued during 2008 at a rate of 3-month LIBOR plus 50 basis points. Effective February 15, 2008, Mr. Kline was designated as an executive officer of the Company and obligated under Section 16(a) of the 1934 Act to report his beneficial ownership of the Company's stock to the SEC. As a result of this change in status and pursuant to the Company's Employee Stock Purchase Loan Agreement, the maturity date of the note was automatically accelerated to February 13, 2008. The shares of the Company's stock purchased with the loan proceeds were surrendered effective February 13, 2008; the fair market value of the stock sold to the Company of $269,638 was applied to the principal balance of the note. The remaining $230,350 of principal and $8,489 of accrued interest was forgiven by the Company and reported as income for Mr. Kline. Mr. Kline resigned from the Company effective April 8, 2009.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with legal and regulatory requirements. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee is comprised of four independent directors and operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the NYSE listing requirements and is also independent under applicable independence standards of the Securities Exchange Act of 1934, as amended.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing those financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held nine meetings during 2008. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on form 10-Q, and Annual Report on form 10-K, including the consolidated financial statements

- Reviewed and discussed the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2008 and summaries of the reports to management by the internal auditor

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed reports from management on the Company's policies regarding applicable legal and regulatory requirements

- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2008 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinion on the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the Securities and Exchange Commission (the "SEC") and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board, including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved, among other things, the audit, audit-related, and tax services performed by KPMG LLP. The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the limitations on the Committee's role and responsibilities referred to previously and in the Audit Committee Charter, the Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2008 be included in the Company's 2008 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2009 and is presenting the selection to the shareholders for ratification.

Respectfully submitted,

Brian J. O'Connor, Chairman
Kathleen A. Farrell
Thomas E. Henning
James H. Van Horn

PROPOSAL 2 – APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent auditor. This proposal is put before the shareholders because the Board believes that it is good corporate practice to seek shareholder ratification of the selection of the independent auditor. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as independent auditor for 2009.

The affirmative vote of the holders of a majority of the shares of common stock present or represented and entitled to be voted at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as independent auditors for 2009.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2008 and 2007 are set forth below.

		2008	2007
Audit fees	$	864,795	909,200
Audit-related fees		1,019,645	827,369
Tax fees		393,648	354,965
All other fees		1,500	1,500
Total	$	2,279,588	2,093,034

Audit fees were for professional services rendered for the audits of the consolidated financial statements of the Company and subsidiary audits, the audit on the effectiveness of the Company's internal control over financial reporting, issuance of comfort letters, consents, income tax provision procedures, and assistance with review of documents filed with the Securities and Exchange Commission.

Audit-related fees were for assurance and other services related to service provider compliance reports, employee benefit plan audits, agreed-upon procedures, and consultations concerning financial accounting and reporting standards.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an on-line accounting and tax reference tool.

The Audit Committee's pre-approval policy and procedures are outlined in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - APPROVAL OF AMENDMENT TO THE RESTRICTED STOCK PLAN TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF CLASS A COMMON STOCK THAT MAY BE ISSUED UNDER THE PLAN FROM A TOTAL OF 2,000,000 SHARES TO A TOTAL OF 4,000,000 SHARES

Background

The Board of Directors has recommended that the shareholders approve an amendment to the Nelnet, Inc. Restricted Stock Plan (the "Restricted Stock Plan") to increase the number of shares of the Company's Class A common stock that may be issued under the Restricted Stock Plan from a total of 2,000,000 shares to a total of 4,000,000 shares.

The Restricted Stock Plan was originally adopted in November 2003 and has been amended from time to time. The Restricted Stock Plan provides for grants of awards of restricted shares and restricted stock units to employees of the Company and its subsidiaries and affiliates, and currently allows for the issuance of a total of 2,000,000 shares of Class A common stock pursuant to restricted share or restricted stock unit awards.

As of March 31, 2009 there were 764,198 remaining shares of Class A Common Stock available for issuance in connection with future awards under the Restricted Stock Plan. The Board of Directors has approved the amendment to the Restricted Stock Plan to increase the number of shares authorized to be issued under the Restricted Stock Plan in order to ensure that the Company will have a sufficient number of shares available under the Restricted Stock Plan for anticipated awards to employees during 2009, 2010, and 2011. In March 2009, the Company's 2008 annual performance-based incentives awarded to management were paid in fully vested and unrestricted shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. It is the Company's intention to pay future annual performance-based incentives to management, if any, in common stock issued pursuant to the Restricted Stock Plan.

The Board of Directors believes that the availability of shares for Restricted Stock Plan awards is important to the Company and advances the interests of the Company and its shareholders by providing a means to attract, retain, and motivate employees of the Company and its subsidiaries and affiliates upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent.

The Company is seeking shareholder approval of the amendment to the Restricted Stock Plan in order to comply with applicable New York Stock Exchange rules.

Summary of the Plan

The following is a summary of the principal features of the Restricted Stock Plan, a copy of which is attached to this proxy statement as Appendix A. In addition, the Company will furnish a copy of the Restricted Stock Plan to any shareholder upon written request to the Company's Corporate Secretary.

Total Shares Reserved for Issuance

Subject to equitable adjustment in the event of any stock split, stock divided, or similar transaction, the total number of shares of Class A common stock reserved for issuance in connection with awards under the Restricted Stock Plan is currently 2,000,000, and after giving effect to the amendment will be 4,000,000. If any awards are forfeited, canceled, terminated, exchanged, or surrendered, or such award is settled in cash or otherwise terminates without a distribution of shares to the participant, any shares counted against the number of shares reserved and available under the Restricted Stock Plan with respect to such award are, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again available for awards under the Restricted Stock Plan. Any shares of Class A common stock issued pursuant to an award may be either authorized and unissued shares or treasury shares, including shares acquired by purchase in the open market or in private transactions.

Administration

The Restricted Stock Plan is administered by the Compensation Committee of the Board of Directors, and such Committee has full and final authority to make all decisions and determinations as may be required under the terms of the Restricted Stock Plan or as the Committee may deem necessary or advisable for the administration of the Restricted Stock Plan, in each case subject to and consistent with the provisions of the Plan. Subject to the provisions of the Restricted Stock Plan, the Committee may select employees to whom awards may be granted, determine the number of awards to be granted and the number of shares to which an award may relate, and determine the terms and conditions of any award granted under the Restricted Stock Plan.

Eligibility and Participation

Any employee of the Company, a subsidiary, or an affiliate of the Company may be granted an award under the Restricted Stock Plan. An award may be granted to an employee in connection with his or her hiring or retention prior to the date the employee first performs services for the Company, a subsidiary, or an affiliate. However, any such award may not become vested prior to the date the employee first performs such services.

During the year ended December 31, 2008, approximately 145 employees received awards under the Restricted Stock Plan. During the quarterly period ended March 31, 2009, approximately 270 employees received awards under the Restricted Stock Plan. In March 2009, the Company's 2008 annual performance-based incentives awarded to management were paid in fully vested and unrestricted shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

Restricted Share Awards

Awards of restricted shares are subject to such restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose. Such restrictions lapse under circumstances as the Compensation Committee may determine, including based upon a specified period of continued employment or upon the achievement of performance criteria. Except to the extent restricted under the award agreement, an eligible employee granted restricted shares has all of the rights of a shareholder, including the right to vote restricted shares and receive dividends thereon. Except as otherwise determined by the Compensation Committee, upon termination of service during the applicable restriction period, restricted shares and any accrued but unpaid dividends that are at that time subject to restrictions will be forfeited.

Restricted Stock Unit Awards

Each restricted stock unit awarded represents a right for one share of Class A common stock to be delivered upon settlement of the award, which right shall be subject to a risk of forfeiture and cancellation and to the other terms and conditions set forth in the Restricted Stock Plan and the award agreement. A restricted stock unit award agreement may provide for forfeiture and cancellation of the restricted stock units upon termination of the participant's employment with the Company or nonperformance of specified performance measures established by the Compensation Committee. A restricted stock unit award agreement may also provide for vesting periods which require the passage of time and/or the occurrence of events in order for the restricted stock units to vest and become no longer subject to forfeiture. Restricted stock units shall not be credited with dividend equivalents unless specifically provided for in the award agreement, and then only upon such terms and conditions as set forth in the award agreement.

Restricted stock units (if not previously cancelled or forfeited) shall be settled in accordance with the terms and conditions of the applicable award agreement. A restricted stock unit award agreement may provide that settlement may be made solely through the issuance of shares or, at the mutual election of the participant and the Company, in a combination of shares and cash.

Nontransferability

Unless otherwise set forth by the Compensation Committee in an award agreement, awards are not transferable by an eligible employee except by will or the laws of descent and distribution (except pursuant to a beneficiary designation). An eligible employee's rights under the Restricted Stock Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the eligible employee's creditors.

Amendment

The Board of Directors may amend, alter, suspend, discontinue, or terminate the Restricted Stock Plan without the consent of the shareholders of the Company or participants, except that any such amendment or alteration shall be subject to the approval of the Company's shareholders to the extent such shareholder approval is required under the rules of any stock exchange or automated quotation system on which the shares may then be listed or quoted. In addition, without the consent of an affected participant, no amendment, alteration, suspension, discontinuation, or termination of the Restricted Stock Plan may materially and adversely affect the rights of such participant under any award previously granted to the participant.

Duration

The Restricted Stock Plan will terminate as to future awards on November 13, 2013.

Principal Federal Income Tax Consequences

The principal United States federal income tax consequences to participants and the Company with respect to awards of restricted shares or restricted stock units made to selected employees under the Restricted Stock Plan are summarized below. This summary is based on the Internal Revenue Code of 1986 and IRS regulations in effect as of the date of this proxy statement.

Restricted Share Awards

A grantee normally will not recognize taxable income upon an award of restricted shares, and the Company will not be entitled to a deduction, until the termination of the restrictions. Upon such termination, the grantee will recognize ordinary taxable income in an amount equal to the fair market value of the shares at that time, plus the amount of any dividends to which the grantee then becomes entitled. However, a grantee may elect to recognize ordinary taxable income in the year the restricted shares are awarded in an amount equal to their fair market value at that time, determined without regard to the restrictions. The Company will be entitled to a deduction in the same amount and at the same time as the grantee recognizes income, subject to the limitations of Section 162(m) of the Internal Revenue Code.

Restricted Stock Unit Awards

The grant of a restricted stock unit will not result in any immediate tax consequences to the Company or the grantee. Upon conversion of a restricted stock unit to a common stock share, the grantee will recognize ordinary taxable income in an amount equal to the fair market value of the shares or cash received at that time. The Company will be entitled to a deduction in the same amount and at the same time, subject to the limitations of Section 162(m) of the Internal Revenue Code.

Golden Parachute Tax and Section 280G of the Internal Revenue Code

If an award is accelerated as a result of a change in control of the Company, all or a portion of the value of the award at that time may be a "parachute payment" under Section 280G of the Internal Revenue Code for certain employees. Section 280G generally provides that if parachute payments equal or exceed three times an award holder's average W-2 compensation for the five tax years preceding the year of the change in control, the Company will not be permitted to claim its deduction with respect to any "excess parachute payments" made to the individual. An "excess parachute payment" generally is the portion of a parachute payment that exceeds such individual's historical average compensation. Section 280G of the Internal Revenue Code generally applies to employees if within the 12-month period preceding the change in control the employee is an officer of the Company, a stockholder owning more than one percent of the stock of the Company, or a member of the group consisting of the lesser of the highest paid one percent of the employees of the Company or the highest paid 250 employees of the Company. A recipient of an excess parachute payment is subject to a 20 percent excise tax on such excess parachute payment under Section 4999 of the Internal Revenue Code.

The discussion set forth above is intended only as a summary and does not purport to be a complete discussion or analysis of all potential tax consequences relevant to recipients of awards under the Restricted Stock Plan. The discussion does not include the tax treatment of awards under the Restricted Stock Plan in connection with a merger, consolidation, or similar transaction. Such treatment will depend on the terms of the transaction and the method of dealing with the awards in connection therewith.

Securities Registration

The Company plans to register under the Securities Act of 1933 the issuance of the additional shares of stock to be authorized under the Restricted Stock Plan. Accordingly, participants will be able to sell shares issued under the Restricted Stock Plan once any vesting and other restriction periods under the Restricted Stock Plan are satisfied, subject to other requirements of the Securities Act.

New Plan Benefits

Although the levels and recipients of future restricted share and restricted stock unit grants under the Restricted Stock Plan are not currently determinable since such grants will be based in part upon the future performance and the relative compensation objectives for possible recipients, restricted shares were granted under the Restricted Stock Plan during the year ended December 31, 2008 and during the quarterly period ended March 31, 2009 as follows:

	Year Ended December 31, 2008		**Quarterly Period Ended March 31, 2009**	
	Dollar Value ($)	**Number of Shares**	**Dollar Value ($)**	**Number of Shares**
Michael S. Dunlap Chief Executive Officer	-	-	-	-
Terry J. Heimes Chief Financial Officer	-	-	50,001	10,753
Jeffrey R. Noordhoek President	-	-	50,001	10,753
John R.Kline Former Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc.	94,372	8,768	441,257	94,894
Timothy A. Tewes President and Chief Executive Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.	-	-	150,004	32,259
Matthew D. Hall Former Chief Operating Officer, Nelnet Education Services, a division of Nelnet, Inc.	-	-	-	-
Raymond J. Ciarvella Former Executive Director	-	-	-	-
Executive Group	94,372	8,768	771,762	165,965
Non-Executive Director Group	-	-	-	-
Non-Executive Officer Employee Group	1,042,048	84,419	2,617,827	552,222

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2008, information about compensation plans under which equity securities are authorized for issuance. The table does not reflect the amendment to the Restricted Stock Plan adopted by the Board of Directors in 2009 to increase the number of authorized shares of Class A common stock from a total of 2,000,000 shares to a total of 4,000,000 shares, which amendment is being submitted for approval of the shareholders as discussed in this proxy statement.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plans approved by shareholders	-	$ -	3,337,714	(1)
Equity compensation plans not approved by shareholders	-	$ -	-	
Total	-	$ -	3,337,714	(1)

(1) Includes 1,471,662, 275,135,730,013, and 860,904 shares of Class A common stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, Nelnet, Inc. Employee Share Purchase Plan, and Nelnet, Inc. Employee Stock Purchase Loan Plan, respectively.

Recommendation of the Board of Directors

The Board of Directors has unanimously approved the amendment, and unanimously recommends that the Company's shareholders vote "FOR" approval of the amendment to the Restricted Stock Plan to increase the number of shares of the Company's Class A common stock that may be issued under the Restricted Stock Plan from a total of 2,000,000 shares to a total of 4,000,000 shares.

OTHER SHAREHOLDER MATTERS

Householding

The Securities and Exchange Commission has approved a rule concerning the delivery of annual reports and proxy statements that permits a single set of these reports to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding. Only a single copy of the annual report and proxy statement are being delivered to multiple shareholders sharing an address unless the Company has received contrary instructions from a shareholder. Upon written or oral request, the Company shall promptly deliver a separate copy of the annual report and proxy statement to any shareholder at a shared address to which only a single copy was delivered. Shareholders that received a single copy of the annual report or proxy statement and wish to receive separate copies now or in the future may submit a written or oral request to: Nelnet, Inc., 121 South 13th St., Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary or by phone to 402-458-3038. Shareholders who received separate copies of the annual report or proxy statement that wish to receive a single copy in the future may also contact the Company at the same address and phone number listed above to request delivery of a single copy.

Other Business

On the date of mailing this Proxy Statement, the Board of Directors has no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2010 Annual Meeting

Shareholder proposals intended to be presented at the 2010 Annual Meeting of Shareholders, currently scheduled for May 20, 2010, must be received at the Company's offices at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 18, 2009, to be eligible for inclusion in the Company's 2010 proxy materials. The inclusion of any such proposal in such proxy material shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. The Company's By-Laws provide that the Secretary of the Company must receive any such proposal or nominations for the Company's 2010 Annual Meeting by February 19, 2010 (90 days before the 2010 Annual Meeting date). The notice must contain the information required by the Company's By-Laws. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's By-Laws is available at the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Corporate Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information referred to under the captions "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted under the Securities Act of 1933 (the "1933 Act")) (i) shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act"), and (ii) notwithstanding anything to the contrary that may be contained in any filing by the Company under the 1934 Act or the 1933 Act, shall not be deemed to be incorporated by reference in any such filing.

Appendix A

NELNET, INC.
RESTRICTED STOCK PLAN
(As amended by the Board of Directors through March 19, 2009)

1. Purpose.

The purpose of the Nelnet, Inc. Restricted Stock Plan is to advance the interests of Nelnet, Inc. and its shareholders by providing a means to attract, retain, and motivate employees of Nelnet, Inc. and its subsidiaries and affiliates upon whose judgment, initiative and efforts the continued success, growth and development of Nelnet, Inc. is dependent.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of equity interests of such entity or at least 20% of the ownership interests in such entity.

(b) "Award" means any Restricted Share or Restricted Stock Unit granted to an Eligible Employee under the Plan.

(c) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

(d) "Beneficiary" means the person, persons, trust or trusts which have been designated by an Eligible Employee in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Employee, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) "Board' means the Board of Directors of the Company.

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(g) "Committee" means the Compensation Committee of the Board, or such other Board committee (which may include the entire Board) as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act; provided further, however, that the mere fact that the Committee shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

(h) "Company" means Nelnet, Inc., a corporation organized under the laws of Nebraska, or any successor corporation.

(i) "Eligible Employee" means an employee of the Company, a Subsidiary or an Affiliate, including any director who is also an employee. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee in connection with his or her hiring or retention prior to the date the employee first performs services for the Company, a Subsidiary or an Affiliate; provided, however, that any such Award shall not become vested prior to the date the employee first performs such services.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

(k) "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the Fair Market Value of Shares shall mean the closing price per Share on the date in question (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange or market system on which the Shares are traded, as such prices are officially quoted on such exchange.

(l) "Participant" means an Eligible Employee who has been granted an Award under the Plan.

(m) "Plan" means this Nelnet, Inc. Restricted Stock Plan.

(n) "Restricted Shares" means an Award of Shares under Section 5 thereof that may be subject to certain restrictions and to a risk of forfeiture.

(o) "Restricted Stock Units" means an Award of Restricted Stock Units under Section 5 hereof, which represent the right to receive Shares or cash or a combination thereof upon settlement of the Award, subject to the specific terms and conditions of the Award as set forth in the Award Agreement.

(p) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(q) "Shares" means Class A common stock, $.01 par value per share, of the Company.

(r) "Subsidiary" means any entity (other than the Company) in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entity in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of equity interests in one of the other entities in the chain.

3. Administration.

(a) Authority of the Committee. The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select Eligible Employees to whom Awards may be granted;

(ii) to designate Affiliates;

(iii) to determine the number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(iv) to determine whether, to what extent, and under what circumstances an Award may be settled in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(v) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee or at the election of the Eligible Employee;

(vi) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Employee;

(vii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(viii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement or other instrument hereunder;

(ix) to accelerate the vesting of all or any portion of any Award;

(x) to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with the Plan; and

(xi) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b) Manner of Exercise of Committee Authority. The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Employees, any person claiming any rights under the Plan from or through any Eligible Employee and shareholders of any of the foregoing. The express grant of
any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions with respect to the Plan.

(c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

4. Shares Subject to the Plan.

(a) Subject to adjustment as provided in Section 4(b) hereof, the total number of Shares reserved for issuance in connection with Awards under the Plan shall be four million (4,000,000). No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan exceeds the number of Shares reserved under the applicable provisions of the preceding sentence. If any Awards are forfeited, canceled, terminated, exchanged or surrendered, or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards under the Plan.

(b) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Employees under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares which may thereafter be issued under the Plan, and (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

(c) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

5. Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award, at the date of grant or thereafter (subject to Section 7(d) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Restricted Shares. The Committee is authorized to grant Restricted Shares to Eligible Employees on the following terms and conditions:

(i) Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Employee granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

(ii) Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii) Certificates for Shares. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Employee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company shall retain physical possession of the certificate.

(iv) Dividends. Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(c) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Eligible Employees on the following terms and conditions:

(i) Nature of Restricted Stock Units; Accounts. Each Restricted Stock Unit awarded shall represent a right for one Share to be delivered upon settlement of the Award, which right shall be subject to a risk of forfeiture and cancellation and to the other terms and conditions set forth in the Plan and the Award Agreement. The Company shall establish and maintain a Participant account to record Restricted Stock Units and transactions and events affecting such units. Restricted Stock Units and other items reflected in the account will represent only bookkeeping entries by the Company to evidence unfunded obligations of the Company.

(ii) Forfeiture and Vesting. A Restricted Stock Unit Award Agreement may provide for forfeiture and cancellation of the Restricted Stock Units upon termination of the Participant's employment with the Company or nonperformance of specified performance measures established by the Committee. A Restricted Stock Unit Award Agreement may also provide for vesting periods which require the passage of time and/or the occurrence of events in order for the Restricted Stock Units to vest and become no longer subject to forfeiture.

(iii) Settlement and Certificates for Shares. Restricted Stock Units (if not previously cancelled or forfeited) shall be settled on the date or dates set forth in the Award Agreement. Settlement of a Restricted Stock Unit Award shall be made in accordance with the terms and conditions of the applicable Award Agreement. A Restricted Stock Unit Award Agreement may provide that settlement may be made (A) solely through the issuance of Shares or (B) at the mutual election of the Participant and the Company, in a combination of Shares and cash. Upon the settlement of a Restricted Stock Unit Award, the Company may deliver to the Participant a certificate for the number of Shares issued to the Participant in settlement of the Award.

(iv) Dividend Equivalents. Restricted Stock Units shall not be credited with Dividend Equivalents unless specifically provided for in the Award Agreement, and then only upon such terms and conditions as set forth in the Award Agreement. For purposes of this provision, the term "Dividend Equivalent" means a right with respect to a Restricted Stock Unit to receive cash, Shares or other property equal in value and form to dividends declared by the Board and paid with respect to outstanding Shares. Dividend Equivalents shall not apply to a Restricted Stock Unit Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to such terms and conditions set forth in the Award Agreement as the Committee shall determine.

6. Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Employees either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Employee to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

(b) Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant or maturation of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments, and the Committee may require deferral of payment under an Award if, in the sole judgment of the Committee, it may be necessary in order to avoid nondeductibility of the payment under Section 162(m) of the Code.

(c) Nontransferability. Unless otherwise set forth by the Committee in an Award Agreement, Awards shall not be transferable by an Eligible Employee except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation). An Eligible Employee's rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Employee's creditors.

(d) Noncompetition. The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan, including, without limitation, the requirement that the Participant not engage in competition with the Company.

7. General Provisions.

(a) Compliance with Legal and Trading Requirements. The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any state or federal law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b) No Right to Continued Employment or Service. Neither the Plan nor any action taken thereunder shall be construed as giving any employee the right to be retained in the employ of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's employment at any time.

(c) Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Employee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Employees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Employee's tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable Federal, state, local and foreign law.

(d) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of shareholders of the Company or Participants, except that any such amendment or alternation shall be subject to the approval of the Company's shareholders to the extent such shareholder approval is required under the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her.

(e) No Rights to Awards; No Shareholder Rights. No Eligible Employee or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Employees and employees. No Award shall confer on any Eligible Employee any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Employee in accordance with the terms of the Award.

(f) Unfunded Status of Awards. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, and such arrangements may be either applicable generally or only in specific cases.

(h) Not Compensation for Benefit Plans. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees unless the Company shall determine otherwise.

(i) No Fractional Shares. Unless otherwise determined by the Committee, no fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Nebraska, without giving effect to principles of conflict of laws thereof.

(k) Effective Date; Plan Termination. The Plan shall become effective as of November 13, 2003 (the "Effective Date"). The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

(l) Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

COMMISSION FILE NUMBER 001-31924

NELNET, INC.

(Exact name of registrant as specified in its charter)

NEBRASKA	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
121 SOUTH 13TH STREET, SUITE 201	**68508**
LINCOLN, NEBRASKA	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
TITLE OF EACH CLASS
Class A Common Stock, Par Value $0.01 per Share

NAME OF EACH EXCHANGE ON WHICH REGISTERED:
New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [ ]	Accelerated filer [X]
Non-accelerated filer [ ]	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the Registrant's voting common stock held by non-affiliates of the Registrant on June 30, 2008 (the last business day of the Registrant's most recently completed second fiscal quarter), based upon the closing sale price of the Registrant's Class A Common Stock on that date of $11.23 per share, was $300,196,800. For purposes of this calculation, the Registrant's directors, executive officers, and greater than 10 percent shareholders are deemed to be affiliates.

As of January 31, 2009, there were 37,805,721 and 11,495,377 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,317,364 shares of Class A Common Stock held by a wholly owned subsidiary).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed for its 2009 Annual Meeting of Shareholders, scheduled to be held May 20, 2009, are incorporated by reference into Part III of this Form 10-K.

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's expectations and statements that assume or are dependent upon future events, are forward-looking statements. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this Annual Report on Form 10-K (the "Report") and changes in the terms of student loans and the educational credit marketplace arising from the implementation of, or changes in, applicable laws and regulations, which may reduce the volume, average term, special allowance payments, and yields on student loans under the Federal Family Education Loan Program (the "FFEL Program" or "FFELP") of the U.S. Department of Education (the "Department") or result in loans being originated or refinanced under non-FFEL programs or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. The Company could also be affected by changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students, and their families; the Company's ability to maintain its credit facilities or obtain new facilities; the ability of lenders under the Company's credit facilities to fulfill their lending commitments under these facilities; changes to the terms and conditions of the liquidity programs offered by the Department; changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry education loans; losses from loan defaults; changes in prepayment rates, guaranty rates, loan floor rates, and credit spreads; incorrect estimates or assumptions by management in connection with the preparation of the consolidated financial statements; and changes in general economic conditions. Additionally, financial projections may not prove to be accurate and may vary materially. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this Report. The Company is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this Report or unforeseen events. Although the Company may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so except as required by securities laws.

PART I.

ITEM 1. BUSINESS

Overview

The Company is an education planning and financing company focused on providing quality products and services to students, families, schools, and financial institutions nationwide. The Company was formed as a Nebraska corporation in 1977. Built through a focus on long term organic growth and further enhanced by strategic acquisitions, the Company earns its revenues from fee-based revenues related to its diversified education finance and service operations and from net interest income on its portfolio of student loans.

Customers

The Company's customers consist of:

- Students and families
- Colleges and universities
- Private, parochial, and other K-12 institutions
- Lenders, holders, and agencies in education finance

Growth in the overall education marketplace generally drives increases in the demand for the Company's products and services. Education marketplace growth is a result of rising student enrollment and the rising annual cost of education, which is illustrated in the following charts.

Total Student Enrollment (millions)



90
80
70
60
50
40
30
20
10
0
50
55
58
14
17
20
64
72
78
PK - 12 (1)
Higher Ed (2)
Total
1990
2005
2015 (projected)

Annual Cost of Higher Education (thousands)



$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$21.5
$22.2
$23.9
$24.9
$26.1
$28.7
$30.5
$8.1
$8.4
$9.0
$9.7
10.5
11.4
12.1
13.6
2000
2001
2002
2003
2004
2005
2006
2007
2008
Public 4-Year
Private 4-Year
Public CAGR: 5.9%
Private CAGR: 4.6%

(1) Source: Digest of Education Statistics 2006, National Center for Education Statistics, U.S. Department of Education, July 2007, NCES 2007-017.

(2) Source: Projections of Education Statistics to 2015, National Center for Education Statistics, U.S. Department of Education, September 2006, NCES 2006-084.

(3) Source: College Board; academic years, average published tuition, fees, room and board charges at four-year institutions (enrollment-weighted).

Product and Service Offerings

The Company offers a broad range of pre-college, in-college, and post-college products and services that help students and families plan and pay for their education and plan their careers. The Company's products and services are designed to simplify the education planning and financing process and provide value to customers throughout the education life cycle.



[Return to School]
K
9 10 11
12
TRANSITION
COLLEGE
GRADUATE
CAREER
529 Plans
Grant & Aid Tuition Payment Plans
Practice Tests
Coaching
Counseling
List Generation
College Match
Affordability Analysis
Scholarship Searches
Essay Editing
Admissions
Applications
Military Testing
List Generation
Campus Commerce
Tuition Payment Plans
Enrollment Management
Scholarship Searches
Stafford, PLUS & Private Loans
Student Loan Servicing
Guarantee Agency Services
Essay Editing
GradPLUS Loans
Stafford Loans
Student Loan Servicing
Guarantee Agency Services
Debt Management & Collection Services
Resume Writing

Operating Segments


Operating Segments
Fee-Based Operating Segments
Student Loan and Guaranty Servicing
FFELP
Private
Guaranty
Tuition Payment Processing and Campus Commerce
K-12
College
Enrollment Services
Planning
Lead Generation
Retention
Software and Technical Services
Software Sales
Software Development
Technical Consulting
Asset Generation and Management
Portfolio Management
Asset Generation

The Company has five operating segments as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS No. 131"), as follows:

- Student Loan and Guaranty Servicing
- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Software and Technical Services
- Asset Generation and Management

The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. Management evaluates the Company's generally accepted accounting principles ("GAAP") based financial information as well as operating results on a non-GAAP performance measure referred to as "base net income." Management believes "base net income" provides additional insight into the financial performance of the core operations. For further information, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In accordance with SFAS No. 131, the Company includes separate financial information about its operating segments in note 21 of the notes to the consolidated financial statements included in this Report.

Operating Results – Revenue Diversification

The Company ranks among the nation's leaders in terms of total student loan assets originated, held, and serviced, principally consisting of loans originated under the FFEL Program (a detailed description of the FFEL Program is included in Appendix A to this Report). In recent years, the Company has expanded products and services generated from businesses that are not dependent upon government programs, thereby, reducing legislative and political risk. This revenue is primarily generated from products and services offered in the Company's Tuition Payment Processing and Campus Commerce and Enrollment Services operating segments. The following tables summarize the Company's revenues by operating segment for the years ended December 31, 2008, 2007, and 2006 (dollars in thousands):

2008

	External		Intersegment		As reported by segment	
	Dollars	**Percent**	**Dollars**	**Percent**	**Dollars**	**Percent**
Student Loan and Guaranty Servicing	$ 105,664	19.3 %	$ 75,361	51.6 %	$ 181,025	26.2 %
Tuition Payment Processing and Campus Commerce	50,124	9.2	302	0.2	50,426	7.3
Enrollment Services	112,459	20.6	2	0.0	112,461	16.3
Software and Technical Services	19,731	3.6	6,831	4.7	26,562	3.8
Total revenue from fee-based businesses	287,978	52.7	82,496	56.5	370,474	53.6
Asset Generation and Management	295,820	54.2	(2,190)	(1.5)	293,630	42.4
Corporate Activity and Overhead	(37,617)	(6.9)	65,575	45.0	27,958	4.0
Total revenue	$ 546,181	100.0 %	$ 145,881	100.0 %	$ 692,062	100.0 %

2007

	External		Intersegment		As reported by segment	
	Dollars	**Percent**	**Dollars**	**Percent**	**Dollars**	**Percent**
Student Loan and Guaranty Servicing	$ 133,234	23.2 %	$ 74,687	73.9 %	$ 207,921	30.7 %
Tuition Payment Processing and Campus Commerce	46,484	8.1	688	0.7	47,172	7.0
Enrollment Services	104,245	18.1	891	0.9	105,136	15.5
Software and Technical Services	22,093	3.8	15,683	15.5	37,776	5.6
Total revenue from fee-based businesses	306,056	53.2	91,949	91.0	398,005	58.8
Asset Generation and Management	292,058	50.8	(3,737)	(3.7)	288,321	42.7
Corporate Activity and Overhead	(23,197)	(4.0)	12,777	12.7	(10,420)	(1.5)
Total revenue	$ 574,917	100.0 %	$ 100,989	100.0 %	$ 675,906	100.0 %

2006

	External		Intersegment		As reported by segment	
	Dollars	**Percent**	**Dollars**	**Percent**	**Dollars**	**Percent**
Student Loan and Guaranty Servicing	$ 130,555	22.9 %	$ 63,545	76.0 %	$ 194,100	29.7 %
Tuition Payment Processing and Campus Commerce	39,111	6.8	503	0.6	39,614	6.0
Enrollment Services	56,049	9.8	1,000	1.2	57,049	8.7
Software and Technical Services	15,595	2.7	17,877	21.4	33,472	5.1
Total revenue from fee-based businesses	241,310	42.2	82,925	99.2	324,235	49.5
Asset Generation and Management	352,238	61.6	(2,858)	(3.4)	349,380	53.3
Corporate Activity and Overhead	(21,856)	(3.8)	3,520	4.2	(18,336)	(2.8)
Total revenue	$ 571,692	100.0 %	$ 83,587	100.0 %	$ 655,279	100.0 %

Fee-Based Operating Segments

Student Loan and Guaranty Servicing

The Company's servicing division offers lenders across the United States a complete line of education loan services, including application processing, underwriting, fund disbursement, customer service, account maintenance, federal reporting and billing collections, payment processing, default aversion, claim filing, and recovery/collection services. These activities are performed internally for the Company's portfolio in addition to generating external fee revenue when performed for third-party clients. The Company's student loan servicing division uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act"). The Company offers three primary product offerings as part of its loan and guaranty servicing functions. These product offerings and each one's percentage of total third-party Student Loan and Guaranty Servicing revenue provided during the year ended December 31, 2008 are as follows:

1. Origination and servicing of FFEL Program loans (47.1%)
2. Origination and servicing of non-federally insured student loans (7.6%)
3. Servicing and support outsourcing for guaranty agencies (45.3%)

The following table summarizes the Company's loan servicing volumes for FFELP and private loans (dollars in millions):

	As of December 31, 2008		As of December 31, 2007	
	Dollar	Percent	Dollar	Percent
Company	$ 24,596 (a)	68.5 %	$ 25,640	75.8 %
Third Party	11,293 (b)	31.5	8,177	24.2
Total	$ 35,889	100.0 %	$ 33,817	100.0 %

(a) Approximately $644 million of these loans are eligible to be sold to the Department of Education pursuant to its Purchase Commitment Program. The Department obtains all rights to service loans that it purchases as part of this program.

(b) Approximately $928 million of these loans may be eligible to be sold to the Department of Education pursuant to its Purchase Commitment Program. The Department obtains all rights to service loans that it purchases as part of this program.

During 2008, the Company sold $1.8 billion (par value) of federally insured student loans to existing third-party servicing customers. As a result of these sales, there was a shift in loan servicing volumes from the Company to third parties. Excluding these sales, the Company recognized third-party servicing volume growth of 16% from existing and new customers.

The Company performs the origination and servicing activities for FFEL Program loans for itself as well as third-party clients. The Company believes service, reputation, and/or execution are factors considered by schools in developing their lender lists and customers in selecting a servicer for their loans. Management believes it is important to provide exceptional customer service at a reasonable price in order to increase the Company's loan servicing and origination volume at schools with which the Company does business.

The Company's FFELP servicing customers include branding and forward flow lenders, as well as other national and regional banks and credit unions, who sell loans to the Company. The Company also has various state and non-profit secondary markets as third-party clients. The majority of the Company's external loan servicing activities are performed under "life of loan" contracts. Life of loan servicing essentially provides that as long as the loan exists, the Company shall be the sole servicer of that loan; however, the agreement may contain "deconversion" provisions where, for a fee, the lender may move the loan to another servicer.

The Company serviced FFELP loans on behalf of 85 and 121 third-party servicing customers as of December 31, 2008 and 2007, respectively. The Company has experienced a reduction of participating lenders for a variety of reasons, including if third-party servicing clients commence or increase internal servicing activities, shift volume to another service provider, or exit the FFEL Program completely. Despite this trend, the Company's remaining servicing customers have increased their servicing volume during 2008.

The Company also provides origination and servicing activities for non-federally insured loans. Although similar in terms of activities and functions (i.e., disbursement processing, application processing, payment processing, statement distribution, and reporting), private loan servicing activities are not required to comply with provisions of the Higher Education Act and may be more customized to individual client requirements. The Company serviced private loans on behalf of 16 third-party servicing customers as of December 31, 2008.

The Company also provides servicing support for guaranty agencies, which are the organizations that serve as the intermediary between the U.S. federal government and FFELP lenders, and is responsible for paying the claims made on defaulted loans. The Department has designated 35 guarantors that have been formed as either state agencies or non-profit corporations that provide FFELP guaranty services in one or more states. Approximately half of these guarantors contract externally for operational or technology services. The services provided by the Company include operational, administrative, financial, and technology services to guarantors participating in the FFEL Program and state agencies that run financial aid grant and scholarship programs.

The Company's four guaranty servicing customers include Tennessee Student Assistance Corporation, College Assist (which is the Colorado state-designated guarantor of FFELP student loans – formerly known as College Access Network), National Student Loan Program, and the Higher Education Assistance Commission of New York.

Competition

There is a relatively large number of lenders and servicing organizations who participate in the FFEL Program. The chart below lists the top 10 servicing organizations for FFELP loans as of December 31, 2007 (the latest date information was available from the Department).

Top FFELP Loan Servicers (a)

Rank	Name	$ billions
1	Sallie Mae	$127.4
2	PHEAA	34.4
3	Nelnet	32.2
4	Great Lakes	32.1
5	ACS	31.0
6	Wells Fargo	11.7
7	JPMorgan Chase	11.4
8	Express Loan Servicing	8.7
9	Edfinancial	7.7
10	KHEAA (Kentucky)	5.5

Source: Student Loan Servicing Alliance

(a) The above table does not include information from Citibank, The Student Loan Corporation, and CLC Servicing Corporation as these entities did not disclose volumes.

The principal competitor for existing and prospective loan and guaranty servicing business is SLM Corporation, the parent company of Sallie Mae. Sallie Mae is the largest FFELP provider of origination and servicing functions as well as one of the largest service providers of non-federally guaranteed loans. In addition, the Department's loan servicing provider(s) could become a larger competitor for the Company (as discussed below).

The Federal Direct Loan Program (the "Direct Loan Program"), through which the Federal government lends money directly to students and families, has historically used one provider for the origination and servicing of loans. Recent legislation, including the College Cost Reduction Authorization Act of 2008 (the "College Cost Reduction Act") and the Ensuring Continued Access to Student Loans Act of 2008 ("ECASLA"), has and/or will enable the Department to accept former FFELP loans in the form of additional Direct Loan Program capacity, and to purchase FFELP loans as far back as 2003, in an effort to bring liquidity and stability back to the student loan market. As a result, the Department's loan servicing provider may experience an increase in loan volume that the Department will be responsible for servicing. With this increase in current and potential loan volume, the Department is conducting a solicitation for additional servicing capacity. The Company submitted an application to provide services as part of this solicitation.

The Company believes the number of guaranty agencies contracting for technology services will increase as states continue expanding the scope of their financial aid grant programs and as a result of existing deficient or outdated systems. Since there is a finite universe of clients, competition for existing and new contracts is considered high. Agencies may choose to contract for part or all of their services, and the Company believes its products and services are competitive. To enhance its competitiveness, the Company continues to focus on service quality and technological enhancements.

Seasonality

The revenue earned by the Company's loan and guaranty servicing operations is primarily related to the outstanding portfolio size and composition and the amount of disbursement and origination activity. Revenue generated by recurring monthly activity is driven based on the outstanding portfolio size and composition and has little seasonality. However, a portion of the fees received by the Company under various servicing contracts does relate to services provided in relation to the origination and disbursement of student loans. Stafford and PLUS loans are disbursed as directed by the school and are usually divided into two or three equal disbursements released at specified times during the school year. The two periods of August through October and December through March account for the majority of the Company's total annual Stafford and PLUS loan disbursements. For private loan origination activities, disbursements peak from June through September and the Company will earn a large portion of its origination fee income during these months. There is also a seasonal fluctuation in guaranty processing levels due to the correlation of the delivery of loans to students attending schools with traditional academic calendars, with peak season occurring from approximately July to September.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle.

The K-12 market consists of nearly 30,000 private and faith-based educational institutions nationally. In the K-12 market the Company offers tuition management services as well as assistance with financial needs assessment, enrollment management, and donor management. The Company has actively managed tuition payment plans in place at approximately 4,200 K-12 educational institutions.

Tuition management services include payment plan administration, ancillary billing, accounts receivable management, and record keeping. K-12 educational institutions contract with the Company to administer deferred payment plans where the institution allows the responsible party to make monthly payments over 6 to 12 months. The Company collects a fee from either the institution or the payer as an administration fee.

The Company offers two principal products to the higher education market: actively managed tuition payment plans and campus commerce outsourcing. The Company has actively managed tuition payment plans in place at approximately 600 colleges and universities. Higher educational institutions contract with the Company to administer deferred payment plans where the institution allows the responsible party to make monthly payments on either a semester or annual basis. The Company collects a fee from either the institution or the payer as an administration fee.

The campus commerce solution, *QuikPay®*, is sold as a subscription service to colleges and universities. *QuikPay* processes payments through the appropriate channels in the banking or credit card networks to make deposits into the client's bank account. It can be further deployed to other departments around campus as requested (e.g., application fees, alumni giving, parking, events, etc.). There are approximately 200 college and university campuses using the *QuikPay* system. The Company earns revenue for e-billing, hosting/maintenance, credit card convenience fees, and e-payment transaction fees.

Competition

This segment of the Company's business focuses on two separate markets: private and faith-based K-12 schools and higher education colleges and universities.

The Company is the largest provider of tuition management services to the private and faith-based K-12 market in the United States. Competitors include: banking companies, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business officers at colleges and universities. In this market, the primary competition is limited to three tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company's principal competitive advantages are (i) the service it provides to institutions, (ii) the information management tools provided with the Company's service, and (iii) the Company's ability to interface with the institution's clients. The Company believes its clients select products primarily on technological superiority and feature functionality, but price and service also impact the selection process.

Seasonality

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Revenue associated with providing *QuikPay* subscription services is recognized over the service period with the highest revenue months being July through September and December and January. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to fixed year-round personnel costs and seasonal marketing costs.

Enrollment Services

The Company's Enrollment Services operating segment offers enrollment products and services that are focused on helping (i) students plan and prepare for life after high school (content management) and (ii) colleges recruit and retain students (lead generation). The Company's enrollment products and services include the following:

Content Management

- Test preparation study guides and online courses
- Admissions consulting
- Licensing of scholarship data
- Essay and resume editing services
- Call center services

Lead Generation

- Vendor lead management services
- Pay per click marketing management
- Email marketing
- Admissions lead generation
- List marketing services

As with all of the Company's products and services, the Company's focus is on the education seeking family – both college bound and in college – and the Company delivers products and services in this segment through four primary customer channels: higher education, corporate and government, K-12, and direct-to-consumer/customer service. Many of the Company's products in this segment are distributed online; however, products such as test preparation study guides are distributed as printed materials. In addition, essay and resume editing services are delivered primarily by contract editors. In addition to its other clients, the Company provides on-line test preparation services and products to the United States Department of Defense under contracts with one year terms.

Competition

In this segment, the primary areas in which the Company competes are: lead generation and management, test preparation study guides and online courses, and call center services.

There are several large competitors in the areas of lead generation and test preparation, but the Company does not believe any one competitor has a dominant position in all of the product and service areas offered by the Company. The Company has seen increased competition in the area of call center operations, including outsourced admissions, as other companies have recognized the potential in this market.

The Company competes through various methods, including price, brand awareness, depth of product and service selection, and customer service. The Company has attempted to be a "one stop shop" for the education seeking family looking for career assessment, test preparation, and college information. The Company also offers its institutional clients a breadth of services unrivaled in the education industry.

Seasonality

As with the Company's other business segments, portions of the Company's Enrollment Services segment are subject to seasonal fluctuations based upon the traditional academic school year, with peaks in January and August. Additionally, the Company recognizes revenue from the sale of lists when these products are distributed to the customer. Revenue from the sale of lists is dependent on demand for the lists and varies from period to period.

Software and Technical Services

The Company's Software and Technical Services Operating Segment develops student loan servicing software, which is used internally by the Company and licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, business intelligence, technical consulting services, and Enterprise Content Management ("ECM") solutions.

The Company licenses, maintains, and supports the following systems and software:

- HELMS/HELM-Net, STAR, and SLSS, systems which are used in the full servicing of FFELP, private, consolidation, and Canadian loans
- Mariner, which is used for consolidation loan origination
- InfoCentre, which is a data warehouse and analysis tool for educational loans
- Uconnect, a tool to facilitate information sharing between different applications

The Company's clients within the education loan marketplace include large and small financial institutions, secondary markets, loan originators, and loan servicers. The Company's software and documentation is distributed electronically via its web site and, if necessary, on CD-ROM. Primary support for clients is done remotely from the Company's offices, but the Company does provide on-site support and training when required. In addition, the Company runs and supports the software necessary for the ELM NDN process. This process connects lenders and schools in the funds disbursal process.

The Company also supplies and supports ECM solutions. The Company's Technical Consulting Services group provides consulting services, primarily Microsoft related, both within and outside of the educational loan marketplace. The Company's Microsoft Enterprise Consulting practice also provides products and solutions for the Microsoft platform. Examples of these products are Uconnect® (an application integration product), Dynamic Payables® (an Accounts Payable automation product), and Dynamic Filer® (a low-cost file, scan, and search solution).

The Company is a reseller of IBM hardware and software, Hummingbird (Open Text), Kofax, and Ultimus document imaging technology, and the Company's products require third party software from Microsoft. All of these third party products and resources are generally available and in some cases the Company relies on its clients obtaining these products directly from the vendors rather than through the Company. The Company is a Microsoft Gold Certified partner and a Microsoft Business Solutions partner.

A significant portion of the software and technology services business is dependent on the existence of and participants in the FFEL Program. If the federal government were to terminate the FFEL Program or the number of entities participating in the program were to decrease, the Company's software and technical services segment would be impacted. The recent legislation and capital market disruptions have had an impact on the profitability of FFEL Program participants. As a result, the number of entities participating in the FFEL Program has and may continue to be adversely impacted. This impact could have an effect on the Company's software and technical services segment. In order to mitigate any negative impact as a result of changes in the FFEL Program, the Company is working to diversify revenues in this segment.

Competition

The Company is one of the leaders in the education loan software processing industry. Many lenders in the FFEL Program utilize the Company's software either directly or indirectly. Management believes the Company's competitors in this segment are much smaller than the Company and do not have the depth of knowledge or products offered by the Company.

The Company's primary method of competition in this segment is based upon its depth of knowledge, experience, and product offerings in the education loan industry. The Company believes it has a competitive edge in offering proven solutions, since the Company's competition consists primarily of consulting firms that offer services and not products.

The Company also faces competition from loan servicers; however, loan servicing companies are outsourcing solutions which do not allow a client to differentiate themselves in the market.

Seasonality

Software demonstrations and decisions to purchase software generally take place during year-end budget season, but management believes implementation timeframes vary enough to provide a consistent revenue stream throughout the year. In addition, software support is a year long ongoing process and not generally affected by seasonality.

Asset Generation and Management Operating Segment

The Asset Generation and Management Operating Segment includes the origination, acquisition, management, and ownership of the Company's student loan assets, which has historically been the Company's largest product and service offering. The Company historically generated a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the costs associated with originating, acquiring, and financing its portfolio. Due to recent legislation and capital market disruptions that began in 2007, the yield on student loans has been adversely impacted.


Core Student Loan Spread
1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
1.66%
1.51%
1.42%
1.13%
0.93%
2004
2005
2006
2007
2008


Net Student Loans
(dollars in billions)
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$13.5
$20.3
$23.8
$26.7
$25.4
2004
2005
2006
2007
2008

Impact of Recent Legislation and Capital Market Disruptions

On September 27, 2007, the President signed into law the College Cost Reduction Act. Among other things, this legislation reduced special allowance payments received by lenders, increased origination fees paid by lenders, and eliminated all provisions related to Exceptional Performer status, and the monetary benefits associated with it. Management estimated the impact of this legislation reduced the annual yield on FFELP loans originated after October 1, 2007 by 70 to 80 basis points. As a result of this legislation, the Company modified borrower benefits and reduced loan acquisition and internal costs.

In addition, the Company has significant financing needs that it meets through the capital markets. Since August 2007, the capital markets have experienced unprecedented disruptions, which have had an adverse impact on the Company's earnings and financial condition. Since the Company cannot determine nor control the length of time or extent to which the capital markets will remain disrupted, it reduced its direct and indirect costs related to its asset generation activities, and is more selective in pursuing origination activity in the direct to consumer channel. Accordingly, beginning in January 2008, the Company suspended Consolidation and private student loan originations and exercised contractual rights to discontinue, suspend, or defer the acquisition of student loans in connection with substantially all of its branding and forward flow relationships.

Funding Student Loan Originations

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In July 2008, the Company did not renew its liquidity provisions on its FFELP warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 academic year pursuant to the Department's Loan Participation Program (as discussed below).

In August 2008, the Department implemented the Loan Purchase Commitment Program (the "Purchase Program") and the Loan Participation Program (the "Participation Program") pursuant to the ECASLA. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper ("CP") plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program must be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which are funded under the Department's Participation Program will need to be refinanced or sold to the Department prior to September 30, 2009. On November

8, 2008, the Department announced the replication of the terms of the Participation and Purchase Program, in accordance with the October 7th legislation, which will include FFELP student loans made for the 2009-2010 academic year.

As of December 31, 2008, the Company had $622.2 million of FFELP loans funded using the Participation Program. The Company plans to continue to use the Participation Program to fund loans originated for the 2008-2009 and 2009-2010 academic years. These programs are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend. As of February 27, 2009, the Company had $1.4 billion of FFELP loans funded using the Participation Program.

Asset Management

As of December 31, 2008, the Company had a student loan portfolio of $25.1 billion as shown below:

Student Loan Portfolio Composition



Eligible for Department's
Participation/Purchase Programs
$0.6 bn
2%
Term Funded
(ABS Transactions)
$22.7 bn
91%
Private Loan Warehouse Facility
$0.2 bn
1%
FFELP Warehouse Facility
$1.6 bn
6%

Term Funded (Asset-Backed Securitizations)

The majority of the notes issued under asset-backed securitizations primarily reprice at a fixed spread to three month LIBOR and are structured to substantially match the maturity of the funded assets. These notes fund FFELP student loans that are predominantly set based on a spread to three month commercial paper. Historically, three month LIBOR and three month commercial paper indexes have been highly correlated. Based on cash flows developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from these transactions will be approximately $1.4 billion. These cash flows consist of net spread and servicing and administrative revenue in excess of estimated cost. However, due to the unintended consequences of government intervention in the commercial paper markets and limited issuances of qualifying financial commercial paper, the relationship between the three-month financial commercial paper and LIBOR has been distorted and volatile. Such distortion has had and may continue to have a significant impact on the earnings and cash flows of this portfolio.

FFELP Warehouse Facility

The Company's FFELP warehouse facility terminates in May 2010. As of December 31, 2008, the Company has $1.6 billion of student loans in the facility and $1.4 billion borrowed under the facility. The Company plans to remove and/or refinance the remaining collateral in this facility by using the Department's Conduit Program (as discussed below), using other financing arrangements, including secured transactions in the capital markets, using unrestricted operating cash, and/or selling loans to third parties.

In January 2009, the Department published summary terms under which it will finance eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Loans eligible for the Conduit Program must be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. Funding for the Conduit Program will be provided by the capital markets at a cost based on market rates. The Conduit Program will have a term of five years. As of December 31, 2008, the Company had $873 million of loans included in its FFELP warehouse facility that would be eligible for this program.

Although the Company expects asset-backed securitizations to remain a primary source of funding loans over the long term, the Company expects transaction volume to be more limited and less favorable than in the past due to the credit market disruptions that began in August 2007. On December 19, 2008, the Federal Reserve Board of New York published proposed terms for the U.S. Government's Term Asset-Backed Securities Loan Facility ("TALF"), a program designed to facilitate renewed issuance of consumer and small business asset-backed securities ("ABS") at interest rate spreads that are lower than current disrupted levels. As proposed, the TALF will provide investors with funding of up to three years for eligible ABS rated by two or more rating agencies in the highest investment-grade rating category. Eligible ABS include 'AAA' rated student loan ABS backed by FFELP student loans and non-government guaranteed student loans first disbursed since May 1, 2007. As of December 31, 2008, the Company had approximately $1.0 billion of student loans included in its FFELP warehouse facility that would be eligible to serve as collateral for ABS funded under TALF, which includes $772 million of loans that are also eligible for the Conduit Program. While the Company expects TALF to improve its access to and reduce the cost of ABS funding, it is unable to predict, at this time, the impact TALF will ultimately have on funding activities.

Private Loan Warehouse Facility

As of December 31, 2008, the Company had $154.2 million of student loans in its private loan warehouse facility and $95.0 million borrowed under the facility. On February 25, 2009, the Company paid all debt outstanding on this facility with operating cash and terminated the facility.

Interest Rate Risk Management

The current and future interest rate environment can and will affect the Company's interest earnings, net interest income, and net income. The effects of changing interest rate environments are further outlined in Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk."

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding. As of December 31, 2008, the Company had $23.6 billion of FFELP loans indexed to three-month financial commercial paper rate and $20.5 billion of debt indexed to LIBOR. Due to the unintended consequences of government intervention in the commercial paper markets and limited issuances of qualifying financial commercial paper, the relationship between the three-month financial commercial paper and LIBOR has been distorted and volatile. Such distortion has had and may continue to have a significant impact on the earnings of the Company. In addition, the Company faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as frequently as every quarter, and the timing of the interest rate resets on its assets, which generally occur daily.

The interest rate earned by the Company and the interest rate paid by the underlying borrowers on the Company's portfolio of FFELP loans is set forth in the Higher Education Act and the Department's regulations thereunder and, generally, is based upon the date the loan was originated.

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with new legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

Credit Risk

The Company's portfolio of student loan assets is subject to minimal credit risk, generally based upon the type of loan, date of origination, and quality of the underlying loan servicing. Substantially all of the Company's loan portfolio (99% at December 31, 2008) is guaranteed by the Department at levels ranging from 97% to 100%. Depending upon when the loan was first disbursed, and subject to certain servicing requirements, the federal government currently guarantees 97% or 98% of the principal of and the interest on federally insured student loans, which limits the Company's loss exposure to 3% or 2% of the outstanding balance of the Company's federally insured portfolio (for older loans disbursed prior to 1993, the guaranty rate is 100%). The Company's portfolio of non-federally insured loans is subject to credit risk similar to other consumer loan assets.

Competition

The Company faces competition from many lenders in the student loan industry. Through its size, the Company has successfully leveraged economies of scale to gain market share, and also competes by offering a full array of loan products and services. The Company differentiates itself from other lenders through its customer service, comprehensive product offering, vertical integration, technology, and strong relationships with colleges and universities.

The Company views SLM Corporation, the parent company of Sallie Mae, as its largest competitor in terms of loan origination and student loans held. Large, national and regional banks are also strong competitors, although many are involved only in the origination of student loans. Additionally, in different geographic locations across the country, the Company faces strong competition from regional, tax-exempt student loan secondary markets.

The Direct Loan Program has reduced the origination volume available for FFEL Program participants. As a result of the recent legislation and capital market disruptions, many lenders have withdrawn from the student loan market. Substantially all other lenders have altered their student loan offerings including the elimination of certain borrower benefits and premiums paid on secondary market loan purchases. Many FFELP lenders have made other significant changes which dramatically reduced the loan volume they originated. These conditions, primarily centered on loan access and loan processing, have led a number of schools to convert from the FFELP to the Direct Loan Program or participate in the Direct Loan Program in addition to the FFELP.

Seasonality

The Company earns net interest income on its portfolio of student loans. Net interest income is primarily driven by the size and composition of the portfolio in addition to the cost of borrowing and the prevailing interest rate environment. Although originations of student loans are generally subject to seasonal trends which correspond to the traditional academic school year, the size and run-off of the Company's portfolio and the periodic acquisition of student loans through its various channels limits the seasonality of net interest income. While seasonality of interest income may be limited, the Company incurs significantly more asset generation costs prior to and at the beginning of the academic school year.

Intellectual Property

The Company owns numerous trademarks and service marks ("Marks") to identify its various products and services. As of December 31, 2008, the Company had approximately 11 pending and 97 registered Marks. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. Each of the Marks has, upon registration, an indefinite duration so long as the Company continues to use the Mark on or in connection with such goods or services as the Mark identifies. In order to protect the indefinite duration, the Company makes filings to continue registration of the Marks. The Company owns four patent applications that have been published, but have not yet been issued and has also actively asserted its rights thereunder in situations where the Company believes its claims may be infringed upon. The Company owns many copyright-protected works, including its various computer system codes and displays, Web sites, books and other publications, and marketing collateral. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

The Company seeks federal and/or state protection of intellectual property when deemed appropriate, including patent, trademark/service mark, and copyright. The decision whether to seek such protection may depend on the perceived value of the intellectual property, the likelihood of securing protection, the cost of securing and maintaining that protection, and the potential for infringement. The Company's employees are trained in the fundamentals of intellectual property, intellectual property protection, and infringement issues. The Company's employees are also required to sign agreements requiring, among other things, confidentiality of trade secrets, assignment of inventions, and non-solicitation of other employees post-termination. Consultants, suppliers, and other business partners are also required to sign nondisclosure agreements to protect the Company's proprietary rights.

Employees

As of December 31, 2008, the Company had approximately 2,200 employees. Approximately 1,100 of these employees held professional and management positions while approximately 1,100 were in support and operational positions. None of the Company's employees are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its employees, and the Company believes that relations with its employees are good.

Available Information

Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's Web site free of charge as soon as reasonably practicable after such reports are filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Investors and other interested parties can access these reports and the Company's proxy statements at http://www.nelnet.com. The Company routinely posts important information for investors on its Web site. The SEC maintains an Internet site (http://www.sec.gov) that contains periodic and other reports such as annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K, respectively, as well as proxy and information statements regarding the Company and other companies that file electronically with the SEC.

The Company has adopted a Code of Conduct that applies to directors, officers, and employees, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Conduct on its Web site. Amendments to and waivers granted with respect to the Company's Code of Conduct relating to its executive officers and directors which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations will also be posted on its Web site. The Company's Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter are also posted on its Web site and, along with its Code of Conduct, are available in print without charge to any shareholder who requests them. Please direct all requests as follows:

Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, Nebraska 68508
Attention: Secretary

Information on the Company's Web site is not incorporated by reference into this Report and should not be considered part of this Report.

ITEM 1A. RISK FACTORS

Asset Generation and Management and Student Loan and Guaranty Servicing Operating Segments

The following risk factors relate to the Company's operating segments most impacted by the provisions of the FFEL Program which include:

- Asset Generation and Management
- Student Loan and Guaranty Servicing

Additional risk factors affecting these segments are set forth under the "Liquidity and Capital Resources" caption below.

Changes in legislation and regulations could have a negative impact upon the Company's business and may affect its profitability.

Funds for payment of interest subsidy payments, special allowance payments, and other payments under the FFEL Program are subject to annual budgetary appropriations by Congress. Federal budget legislation has in the past contained provisions that restricted payments made under the FFEL Program to achieve reductions in federal spending. Future federal budget legislation may adversely affect expenditures by the Department and the financial condition of the Company.

On August 14, 2008, the Higher Education Opportunity Act ("HEOA") was enacted into law and effectively reauthorized the FFEL Program through 2014, with authorization to make FFELP loans through 2018 to borrowers with existing loans. Provisions in the HEOA include, but are not limited to, the following:

- School code of conduct requirements applicable to FFELP and private education loan lending
- Disclosure and reporting requirements for lenders and schools participating in preferred lender arrangements

- Permissible and prohibited inducement activities on the part of FFELP lenders, private education lenders, and FFELP guaranty agencies

- Additional loan origination and repayment disclosures that FFELP and private education lenders must provide to borrowers

- Additional FFELP loan servicing requirements

The HEOA may affect the Company's profitability by increasing costs as a result of required changes to the Company's operations.

The College Cost Reduction Act established a competitive auction program, effective July 1, 2009, for the origination rights to PLUS loans made to parents. The Secretary of Education must hold auctions in which FFEL Program lenders bid on the special allowance rate they are willing to accept in exchange for the right to originate PLUS loans to parent borrowers in a particular state. The bid submitted by a lender cannot exceed the special allowance rate for such loans currently defined in the Higher Education Act. The Secretary may award the origination rights on a state-by-state basis to the lenders which submit the two lowest bids. The Company may not be one of the two lenders awarded the origination rights in one or more states, which could result in a reduced amount of PLUS loan volume.

Furthermore, Congressional amendments to the Higher Education Act, or other relevant federal laws, and rules and regulations promulgated by the Secretary of Education, may adversely impact holders of FFELP loans. For example, changes might be made to the rate of interest or special allowance payments paid on FFELP loans, to the level of insurance provided by guaranty agencies, to the fees assessed to FFEL Program lenders, or to the servicing requirements for FFELP loans. New policies affecting the competition between the Federal Direct Loan and FFEL Programs may be instituted, or the FFEL Program could be eliminated in its entirety. Such changes could have a material adverse effect on the Company and its operations. The Company cannot predict potential legislation impacting the FFEL Program and recognizes that a level of political and legislative risk always exists within the industry.

In addition to changes to the Higher Education Act and FFEL Program, various state laws and regulations targeted at student lending companies have been enacted. These laws place restrictions on lending and business practices between schools and lenders of FFELP and private education loans and required changes to the Company's business practices and operations. As with possible actions in the future by Congress and the Secretary of Education at the federal level, state legislatures may enact laws and state regulating agencies may institute rules or take actions which adversely impact holders of FFELP or private education loans.

The impact of legislative changes coupled with financial market disruption has caused the Company and other FFELP lenders to re-evaluate the markets in which they originate loans and the value of the FFEL Program loan assets they hold. Some lenders may limit originations to schools based on the school's cohort default rate and some lenders may sell loans to the Department through the Department's Participation and Purchase Program. Additionally, schools currently participating in the FFEL Program may re-evaluate the Direct Loan Program. These changes could reduce future third party servicing volume and the Company's loan servicing and guaranty revenue.

The Company may be subject to penalties and sanctions if it fails to comply with governmental regulations or guaranty agency rules.

Historically, the Company's principal business has been comprised of originating, acquiring, holding, and servicing student loans made and guaranteed pursuant to the FFEL Program, which was created by the Higher Education Act. The Higher Education Act governs many aspects of the Company's operations. The Company is also subject to rules of the agencies that act as guarantors of the student loans, known as guaranty agencies. In addition, the Company is subject to certain federal and state banking laws, regulations, and examinations, as well as federal and state consumer protection laws and regulations, including, without limitation, laws and regulations governing borrower privacy protection, information security, restrictions on access to student information, and, specifically with respect to the Company's non-federally insured loan portfolio, certain state usury laws and related regulations and the Federal Truth in Lending Act. All or most of these laws and regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Failure to comply with these laws and regulations could result in liability for the Company as a result of the imposition of civil penalties and potential class action law suits.

The Company's failure to comply with the regulatory regimes described above may arise from:

- Breaches of the Company's internal control systems, such as a failure to adjust manual or automated servicing functions following a change in regulatory requirements

- Privacy issues

- Technological defects, such as a malfunction in or destruction of the Company's computer systems

- Fraud by the Company's employees or other persons in activities such as borrower payment processing

Such failure to comply, irrespective of the reason, could subject the Company to loss of the federal guaranty on federally insured loans, costs of curing servicing deficiencies or remedial servicing, suspension or termination of the Company's right to participate in the FFEL Program or to participate as a servicer, negative publicity, and potential legal claims or actions brought by the Company's servicing customers and borrowers.

The Company has the ability to cure servicing deficiencies and the Company's historical losses in this area have been minimal. However, the Company's loan servicing and guaranty servicing activities are highly dependent on its information systems, and while the Company has well-developed and tested business recovery systems, the Company faces the risk of business disruption should there be extended failures of its systems.

The Company has entered into separate agreements with the Nebraska and New York State Attorneys General in relation to its lending activities. The Company pledges full disclosure and transparency in its marketing, origination, and servicing of education loans. Failure to meet the terms and conditions of an agreement could subject the Company to legal action by the respective Attorney General.

The Higher Education Act generally prohibits a lender from providing certain inducements to educational institutions or individuals in order to secure applicants for FFELP loans. The Company has structured its relationships and product offerings in a manner intended to comply with the Higher Education Act, supporting regulations, and the available communications and guidance from the Department.

If the Department were to change its position on any of these matters, the Company may have to change the way it markets products and services and a new marketing strategy may not be as effective. If the Company fails to respond to the Department's change in position, the Department could potentially impose sanctions upon the Company that could negatively impact the Company's business.

Competition created from other lenders and servicers may adversely impact the volume of future originations and the Company's loan and guaranty servicing businesses.

The Company's student loan originations generally are limited to students attending eligible educational institutions in the United States. Origination volume is greater at some schools than others, and the Company's and its servicing clients' ability to remain active lenders at a particular school is subject to competition from other FFEL Program lenders. In addition to other lenders, the Company also faces competition from other FFEL Program loan and guaranty service providers who may be willing to modify pricing or services to gain greater market share.

As the Company seeks to further expand its business, the Company will face numerous competitors who may be well established in the markets the Company seeks to penetrate, or who may have better brand recognition and greater financial resources. Consequently, such competitors may have more flexibility to address the risks inherent in the student loan business. Additionally, some of the Company's competitors are tax-exempt organizations that do not pay federal or state income tax which provides them a pricing advantage. These factors could lead to lower origination volume and reduced loan and guaranty servicing revenue.

Competition created by the Federal Direct Loan Program may adversely impact the volume of future originations and the Company's loan and guaranty servicing business.

The Student Loan Reform Act of 1993 authorized a program of "direct loans" to be originated by schools with funds provided by the Secretary of Education. Under the Direct Loan Program, the Secretary of Education enters into agreements with schools, or origination agents in lieu of schools, to disburse loans with funds provided by the Secretary of Education. Participation in the program by schools is voluntary.

The loan terms are generally the same under the Direct Loan Program as under the FFEL Program, though more flexible repayment, consolidation, and forgiveness provisions are available under the Direct Loan Program. Additionally, the interest rate on Direct PLUS Loans made on or after July 1, 2006, is more favorable for parent and graduate borrowers. At the discretion of the Secretary of Education, students attending schools that participate in the Direct Loan Program (and their parents) may still be eligible for participation in the FFEL Program, though no borrower can obtain loans under both programs for the same period of enrollment.

As a result of the recent legislation and capital market disruptions, many lenders have withdrawn from the student loan market. Substantially all other lenders have altered their student loan offerings including the elimination of certain borrower benefits and premiums paid on secondary market loan purchases. Many FFELP lenders have made other significant changes which dramatically reduced the loan volume they originated. These conditions, primarily centered on loan access and loan processing, have led a number of schools to convert from the FFELP to the Direct Loan Program or participate in the Direct Loan Program in addition to the FFELP.

It is difficult to predict the impact of the Direct Loan Program, as there is no way to accurately predict the number of schools that will participate in future years or, if the Secretary authorizes students attending participating schools to continue to be eligible for FFELP loans, how many students will seek loans under the Direct Loan Program instead of the FFEL Program. In addition, it is impossible to predict whether future legislation will eliminate, limit, or expand the Direct Loan Program or the FFEL Program.

The reduction in the Company's student loan purchases from branding and forward flow partners could have an adverse impact on its business.

The Company has historically acquired student loans through forward flow commitments and branding partner arrangements with other student loan lenders. The enactment of the College Cost Reduction Act in September 2007 resulted in a reduction in the yields on student loans and, accordingly, a reduction in the amount of the premium the Company could pay lenders under its forward flow commitments and branding partner arrangements. In addition, the current capital market disruptions have rendered origination or acquisition of student loans through these channels uneconomical. Accordingly, the Company has limited acquisition of student loans through its branding and forward flow relationships and will only buy loans that are economically priced and eligible for the Department's Participation and Purchase Program. As a result, the Company has and will continue to experience a decrease in its forward flow and branding partner loan volume. The Company can give no assurance that it will be successful in renegotiating or renewing, on economically reasonable terms, its branding and forward flow agreements once those agreements expire. Loss of a strong branding or forward flow partner, or relationships with schools from which a significant volume of student loans is directly or indirectly acquired, could result in an adverse effect on the Company's business.

A decrease in* third-party *servicing volume could have a negative effect on the Company's earnings.

To the extent that third-party servicing clients reduce the volume of student loans that the Company processes on their behalf or decide not to hold FFELP loan assets, the Company's income would be reduced, and, to the extent the related costs could not be reduced correspondingly, net income could be adversely affected. Such volume reductions may occur for a variety of reasons, including if third-party servicing clients commence or increase internal servicing activities, shift volume to another service provider, sell their loan portfolios, or exit the FFEL Program completely, for instance, as a result of reduced interest rate margins.

Future losses due to defaults on loans held by the Company present credit risk which could adversely affect the Company's earnings.

Over 99% of the Company's student loan portfolio is comprised of federally insured loans. These loans currently benefit from a federal guaranty of their principal balance and accrued interest. The allowance for loan losses from the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Also, in accordance with the Student Loan Reform Act of 1993, student loans disbursed prior to October 1, 1993 are fully insured for both principal and interest.

The Company's non-federally insured loans are unsecured and are not guaranteed or reinsured under any federal student loan program or any private insurance program. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, months in repayment, delinquency status, loan program type, loan underwriting, economic trends and historical portfolio default trends. The Company places a non-federally insured loan on nonaccrual status and charges off the loan when the collection of principal and interest is 120 days past due.

The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that the Company's management believes is adequate to cover probable losses inherent in the loan portfolio. However, future defaults can be higher than anticipated due to a variety of factors such as downturns in the economy, regulatory or operational changes, debt management operational effectiveness, and other unforeseen future trends. If actual performance is worse than estimated, it could materially affect the Company's estimate of the allowance for loan losses and the related provision for loan losses in the Company's statement of operations.

The Company must satisfy certain requirements necessary to maintain the federal guarantees of its federally insured loans, and the Company may incur penalties or lose its guarantees if it fails to meet these requirements.

The Company must meet various requirements in order to maintain the federal guaranty on its federally insured loans. These requirements include establishing servicing requirements and procedural guidelines and specify school and loan eligibility criteria. The federal guaranty on the Company's federally insured loans is conditional based on the Company's compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. Federally insured loans that are not originated, disbursed, or serviced in accordance with the Department's and guarantee agency regulations may risk partial or complete loss of the guaranty thereof. If the Company experiences a high rate of servicing deficiencies (including any deficiencies resulting from the conversion of loans from one servicing platform to another, errors in the loan origination process, establishment of the borrower's repayment status, and due diligence or claim filing processes), it could result in the loan guarantee being revoked or denied. In most cases the Company has the opportunity to cure these deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt. The lender becomes ineligible for special allowance interest benefits from the time of the first error leading to the loan rejection through the date that the loan is cured.

The Company is allowed three years from the date of the loan rejection to cure most loan rejections. If a cure cannot be achieved during this three year period, insurance is permanently revoked and the Company maintains its right to collect the loan proceeds from the borrower.

A guaranty agency may also assess an interest penalty upon claim payment if the error(s) does not result in a loan rejection. These interest penalties are not subject to cure provisions, and are typically related to isolated instances of due diligence deficiencies.

Failure to comply with Federal and guarantor regulations may result in loss of insurance or assessment of interest penalties at the time of claim reimbursement by the Company. A future increase in either the loans claim rejections and/or interest penalties could become material to the Company's fiscal operations.

Higher rates of prepayments of student loans could reduce the Company's profits.

Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time without penalty. Prepayments may result from consolidating student loans, which historically tends to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guaranty payment, and from voluntary full or partial prepayments, among other things. High prepayment rates will have the most impact on the Company's asset-backed securitization transactions, since those securities are priced according to the expected average lives of the underlying loans. The rate of prepayments of student loans may be influenced by a variety of economic, social, and other factors affecting borrowers, including interest rates and the availability of alternative financing. The Company's profits could be adversely affected by higher prepayments, which may reduce the amount of net interest income the Company receives.

Consolidation loan activity by competitors or through the Direct Loan Program presents a risk to the Company's loan portfolio and profitability.

The Company's portfolio of federally insured loans is subject to refinancing through the use of consolidation loans, which are expressly permitted by the Higher Education Act and the Direct Loan Program. In January 2008, the Company suspended consolidation student loan originations as a result of legislative actions and capital market disruptions which impacted the profitability of consolidation loans. As a result, the Company may lose student loans in its portfolio that are consolidated by competing FFELP lenders or by the Direct Loan Program. Increased consolidations of student loans by the Company's competitors or by the Direct Loan Program may result in a negative return on loans, when considering the origination costs or acquisition premiums paid with respect to these loans. Moreover, it may result in a reduction in net interest income. Additionally, consolidation of loans away by competing lenders or by the Direct Loan Program can result in a decrease of the Company's servicing portfolio, thereby decreasing fee-based servicing income.

The Company faces liquidity risks associated with financing student loan originations and acquisitions.

A primary funding need of the Company is to finance its existing student loan portfolio and to fund new student loan originations and acquisitions. The Company relies upon secured financing vehicles as its most significant source of funding for student loans. Current conditions in the capital markets have resulted in reduced liquidity and increased credit risk premiums for market participants. These conditions may continue to increase the cost and reduce the availability of debt in the capital markets. As a result, a prolonged period of market illiquidity may affect the Company's ability to finance its current student loan portfolio and could have an adverse impact on the Company's future earnings and financial condition. See the additional risk factors under the "Liquidity and Capital Resources" caption below and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Elimination of the FFEL Program by the Federal Government would have a significant negative effect on the Company's earnings and operations.

Elimination of the FFEL Program would significantly impact the Company's operations and profitability by, among other things, reducing the Company's interest revenues as a result of the inability to add new FFELP loans to the Company's portfolio and reducing guarantee and third-party servicing fees as a result of reduced FFELP loan servicing and origination volume. Additionally, the elimination of the FFEL Program would reduce education loan software sales and related consulting fees received from lenders using the Company's software products and services.

On February 26, 2009, the President introduced several proposals related to the fiscal year 2010 Federal budget, including a proposal for the elimination of the FFEL Program and a recommendation that all new student loan originations be funded through the Direct Loan Program, with loan servicing to be provided by private sector companies through performance-based contracts with the Department. The proposal did not contain specific details as to implementation or timing, and the proposal is subject to review by Congress and possible changes. The Company cannot currently predict whether this or any other proposals to eliminate the FFEL Program will ultimately be enacted.

Utilization by lenders of the Department's Participation and Purchase Program could reduce servicing, default aversion, and collection revenue.

On July 1, 2008, pursuant to the ECASLA, the Department announced terms under which it will offer to purchase certain FFELP student loans and participation interests in certain FFELP student loans from FFELP lenders. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Lenders will have until September 30, 2009 to sell loans to the Department under the 2008-2009 academic year Purchase Program.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the replication of the Participation Program and Purchase Program for the 2009-2010 academic year. Lenders will have until September 30, 2010 to sell 2009-2010 academic year loans to the Department.

FFELP student loans purchased by the Department through the Purchase Program may be serviced by the Department, consequently reducing the size of the FFEL Program third-party servicing market. Use of the Purchase Program by the Company and its third-party servicing clients will likely reduce future third-party servicing and will reduce guaranty revenue.

Operating Segments – Fee-Based Businesses

The following risk factors relate to the Company's operating segments not directly related to the FFEL Program. These operating segments include:

- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Software and Technical Services

Changes in legislation and regulations could have a negative impact upon the Company's business and may affect its profitability.

Changes to privacy and direct mail legislation could negatively impact the Company, in particular the Company's list management and lead generation activities. Changes in such legislation could restrict the Company's ability to collect information for its list management and lead generation activities and its ability to use the information it collects. The Company has a privacy policy that covers how certain subsidiaries collect, protect, and use personal information. Depending on the department, product, and/or other factors, certain entities may have more restrictive information handling practices.

The Company's Software and Technical Services operating segment provides information technology products and services, with core areas of business in student loan software solutions for schools, lenders, and guarantors. Many of the Company's customers receiving these services have been negatively impacted through reduced margins as a result of the passage of the College Cost Reduction Act in September 2007 and the recent disruption in the financial markets. This impact could decrease the demand for the Company's products and services and affect the Company's revenue and profit margins.

The Company's results are affected by competitive conditions, economic changes, and customer preferences.

Demand for the Company's products and services, which impact revenue and profit margins, is affected by (i) the development and timing of the introduction of competitive products and services; (ii) the Company's response to pricing pressures to stay competitive;

(iii) changes in customer discretionary spending based on economic conditions; and (iv) changes in customers' preferences for the Company's products and services, including the success of products and services offered by competitors.

In addition, K-12 and post-secondary enrollment numbers impact the demand for the Company's products and services. Education enrollment numbers are impacted by general population trends and the general state of the economy. Revenue in the Company's fee-based businesses is recurring only to the extent that customer relationships are sustained. For some products and services, volume and growth is concentrated to a limited number of customers. Reduction in volume or loss of key customer relationships could have a negative impact on the Company's future operating results.

Liquidity and Capital Resources

The Company faces liquidity and funding risk to meet its financial obligations.

Liquidity and funding risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or other financing alternatives, or difficulty in raising financing needed for its assets. Liquidity and funding risk also encompasses the ability of the Company to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern.

The recent unprecedented disruptions in the credit and financial markets and the general economic crisis have had and may continue to have an adverse effect on the cost and availability of financing for the Company's student loan portfolios and, as a result, have had and may continue to have an adverse effect on the Company's liquidity, results of operations, and financial condition. Such adverse conditions may continue or worsen in the future.

The Company's primary funding needs are those required to finance its student loan portfolio and satisfy its cash requirements for new student loan originations and acquisitions. In general, the amount, type, and cost of the Company's funding, including securitizations and unsecured financing from the capital markets and borrowings from financial institutions, have a direct impact on the Company's operating expenses and financial results and can limit the Company's ability to grow its student loan assets. The Company relies upon secured financing vehicles as its most significant source of funding for student loans. The Company's primary secured financing vehicles are loan warehouse facilities and asset-backed securitizations.

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In July 2008, the Company did not renew its liquidity provisions on its FFELP warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 academic year pursuant to the Department's Loan Participation Program (as discussed below).

In August 2008, the Department implemented the Purchase Program and the Participation Program pursuant to the ECASLA. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program for the 2008-2009 academic year must be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which are funded under the Department's Participation Program will need to be refinanced or sold to the Department prior to September 30, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Program, in accordance with the October 7th legislation, which will include FFELP student loans made for the 2009-2010 academic year. Loans for the 2009-2010 academic year will need to be refinanced or sold to the Department prior to September 30, 2010.

With respect to the origination of new FFELP student loans for the 2008-2009 and 2009-2010 academic years, the Company currently expects to utilize the Department's Participation Program.

The Company has historically relied on asset-backed securitizations as a significant source of funding for student loans on a long term basis. The severe disruptions in the credit and financial markets have made asset-backed securitization financing generally unavailable. The Company is currently unable to predict when market conditions will allow for future asset-backed securitization financing. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

If the Company is unable to obtain cost-effective and stable funding alternatives, its funding capabilities and liquidity would be negatively impacted and its cost of funds could increase, adversely affecting the Company's results of operations. In addition, the Company's ability to originate and acquire student loans would be limited or could be eliminated.

The Company is exposed to mark-to-formula collateral support risk on its FFELP warehouse facility.

The Company's warehouse facility for FFELP loans provides formula based advance rates based on current market conditions, which require equity support to be posted to the facility. While the Company does not believe that the loan valuation formula is reflective of the actual fair value of its loans, it is subject to compliance with these provisions of the warehouse facility agreement. As of December 31, 2008, $1.4 billion was outstanding under this facility. Under the current terms of the facility, the remaining student loan collateral will need to be refinanced or removed by May 9, 2010, the final maturity of the facility. As of December 31, 2008, the Company had $280.6 million posted as equity funding support for the facility.

The Company has utilized its $750.0 million unsecured line of credit to fund equity advances on its warehouse facility. As of December 31, 2008, the Company had $691.5 million outstanding under the line of credit and $51.2 million available for future use. The amount available under the line of credit is less than maximum capacity as a credit provider is no longer funding draw requests (see below).

Continued disruptions in the credit and financial markets may cause additional volatility in the loan valuation formula under the warehouse facility. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facility greater than what the Company can provide, the warehouse facility could be subject to an event of default resulting in a termination of the facility and an acceleration of the repayment provisions. A default on the FFELP warehouse facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

The Company plans to remove and/or refinance the remaining collateral in this facility by using the Department's Conduit Program, using other financing arrangements, including secured transactions in the capital markets, using unrestricted operating cash, and/or selling loans to third parties. The Company cannot predict if it will be successful at removing and/or refinancing the remaining collateral in the FFELP warehouse facility and such terms may have a material adverse effect on the Company's results of operations and financial condition.

The Company faces counterparty risk.

The Company has exposure to the financial condition of its various lending, investment, and derivative counterparties. If any of the Company's counterparties is unable to perform its obligations, the Company would, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss. Related to derivative exposure, the Company may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If the Company was not able to replace the derivative position, the Company would be exposed to a greater level of interest rate and/or foreign currency exchange rate risk which could lead to additional losses.

The lending commitment under the Company's $750.0 million unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank ("Lehman"), a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Since the bankruptcy filing, the Company has experienced funding delays from Lehman for its portion of the lending commitment and does not expect Lehman to fund future borrowing requests. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

As a source of liquidity for funding new FFELP student loan originations, the Company maintains a participation agreement with the related party Union Bank and Trust Company ("Union Bank"), as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company currently can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million. In the event that Union Bank experiences adverse changes to its financial condition, such participation agreement liquidity may not be available to the Company in the future.

As of December 31, 2008, the Company had a total of $610 million invested in guaranteed investment contracts ("GICs"). Approximately $100 million of these GICs are with foreign banks, which receive support from regional or national governments. The remaining $510 million of these GICs are with a total of three banks, all of which are currently at least A rated, and with one such bank representing 88% of this amount. These agreements may be terminated by the Company if the GIC providers' unsecured credit rating falls below a certain threshold. A default by the counterparties under the GICs could lead to a loss of the Company's investment and have a material adverse effect on the Company's results of operations and financial condition.

When the mark-to-market value of a derivative instrument is negative, the Company owes the counterparty and, therefore, has no immediate counterparty risk. Additionally, if the negative mark-to-market value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company posts collateral may depend on the Company's unsecured credit rating. If interest and foreign currency exchange rates move materially, the Company could be required to deposit a significant amount of collateral with its derivative instrument counterparties. The collateral deposits, if significant, could negatively impact the Company's capital resources.

When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by the Company.

The Company attempts to manage market and credit risks associated with interest and foreign currency exchange rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken, and by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. The Company also has a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for the assets.

The Company issues asset-backed securities, the vast majority being variable rate, to fund its student loan assets. The variable rate debt is generally indexed to 3-month LIBOR, set by auction, or through a remarketing process. The income generated by the Company's student loan assets is generally driven by short term indices (treasury bills and commercial paper) that are different from those which affect the Company's liabilities (generally LIBOR), which creates basis risk. Moreover, the Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as every quarter, and the timing of the interest rate resets on its assets, which generally occurs daily. In a declining interest rate environment, this may cause the Company's student loan spread to compress, while in a rising rate environment, it may cause the spread to increase.

In using different index types and different index reset frequencies to fund assets, the Company is exposed to interest rate risk in the form of basis risk and repricing risk, which, as noted above, is the risk that the different indices may reset at different frequencies, or will not move in the same direction or with the same magnitude. While these indices are short term with rate movements that are highly correlated over a longer period of time, they have recently become less correlated. There can be no assurance the indices will regain their high level of correlation in the future due to capital market dislocations or other factors not within the Company's control. In such circumstances, the Company's earnings could be adversely affected, possibly to a material extent.

The Company has used derivative instruments to hedge the repricing risk due to the timing of the interest rate resets on its assets and liabilities. However, the Company does not generally hedge the basis risk due to the different interest rate indices associated with its assets and liabilities since the derivatives needed to hedge this risk are generally illiquid or non-existent and the relationship between the indices for most of the Company's assets and liabilities has been highly correlated over a long period of time. Recently, the spread has widened and may widen further, which has and may continue to have a significant impact on the net spread of the Company's student loan portfolio.

As of December 31, 2008, the Company had approximately $23.6 billion of FFELP loans indexed to three-month financial commercial paper rate and $20.5 billion of debt indexed to LIBOR. Due to the unintended consequences of government intervention in the commercial paper markets and limited issuances of qualifying financial commercial paper, the relationship between the three-month financial CP and LIBOR rates has been distorted and volatile. To address this issue, the Department announced that for purposes of calculating the FFELP loan index from October 27, 2008 to December 31, 2008, the Federal Reserve's Commercial Paper Funding Facility rate was used for those days in which no three-month financial commercial paper rate was available. This action partially mitigated the recent volatility between CP and LIBOR; however, there are no assurances that the Department will utilize a similar methodology for the first quarter of 2009 or in the future.

Characteristics unique to asset-backed securitizations may negatively affect the Company's continued liquidity.

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through a remarketing utilizing remarketing agents ("Variable Rate Demand Notes").

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. Beginning in the first quarter of 2008, as part of the ongoing credit market crisis, auction rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 2008, the Company's Auction Rate Securities have failed in this manner. Under historical conditions, the broker-dealers would purchase these securities if investor demand is weak. However, since February 2008, the broker-dealers have been allowing auctions to fail. Currently, all of the Company's Auction Rate Securities are in a failed auction status and the Company believes they will remain in a failed auction status for an extended period of time and possibly permanently.

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary by class of security, they will generally be based on a spread to LIBOR or Treasury Securities. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

The Company cannot predict whether future auctions related to its Auction Rate Securities will be successful. The Company is currently seeking alternatives for reducing its exposure to the auction rate market, but may not be able to achieve alternate financing for some or all of its Auction Rate Securities. If there is no demand for the Company's Auction Rate Securities, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities.

The Company is exposed to interest rate risk because of the interest rate characteristics of certain of its assets and the interest rate characteristics of the related funding of such assets.

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with new legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced.

The Company is subject to foreign currency exchange risk and such risk could lead to increased costs.

As a result of the Company's offerings in Euro-denominated notes, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and the Euro, and LIBOR and EURIBOR. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. When foreign currency exchange rates between the U.S. dollar and the Euro change significantly, earnings may fluctuate significantly. The Company entered into cross-currency interest rate swaps that hedge these risks but, as discussed below, such swaps may not always be effective.

The Company's derivative instruments may not be successful in managing interest and foreign currency exchange rate risks, which may negatively impact the Company's operations.

When the Company utilizes derivative instruments, it utilizes them to manage interest and foreign currency exchange rate sensitivity. The Company's derivative instruments are intended as economic hedges but do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133* ("SFAS No. 133"); consequently, the change in fair value, called the "mark-to-market", of these derivative instruments is included in the Company's operating results. Changes or shifts in the forward yield curve and foreign currency exchange rates can and have significantly impacted the valuation of the Company's derivatives. Accordingly, changes or shifts in the forward yield curve and foreign currency exchange rates will impact the financial position, results of operations, and cash flows of the Company. Further, the Company may incur costs or be subject to bid/ask spreads if the Company terminates a derivative instrument. The derivative instruments used by the Company are typically in the form of interest rate swaps, basis swaps, and cross-currency interest rate swaps.

Developing an effective strategy for dealing with movements in interest rates and foreign currency exchange rates is complex, and no strategy can completely insulate the Company from risks associated with such fluctuations. Although the Company believes its derivative instruments are highly effective, because many of its derivatives are not balance guaranteed to a particular pool of student loans, the Company is subject to prepayment risk that could result in the Company being under or over hedged, which could result in material losses to the Company. In addition, the Company's interest rate and foreign currency exchange risk management activities could expose the Company to substantial mark-to-market losses if interest rates or foreign currency exchange rates move materially differently from the environment when the derivatives were entered into. As a result, the Company cannot offer any assurance that its economic hedging activities will effectively manage its interest and foreign currency exchange rate sensitivity, or have the desired beneficial impact on its results of operations or financial condition.

The ratings of the Company or of any securities issued by the Company may change, which may increase the Company's costs of capital and may reduce the liquidity of the Company's securities.

Ratings are based primarily on the creditworthiness of the Company, the underlying assets of asset-backed securitizations, the amount of credit enhancement in any given transaction, and the legal structure of any given transaction. Ratings are not a recommendation to purchase, hold, or sell any of the Company's securities inasmuch as the ratings do not address the market price or suitability for investors. There is no assurance that ratings will remain in effect for any given period of time or that current ratings will not be lowered or withdrawn by any rating agency. Ratings for the Company or any of its securities may be increased, lowered, or withdrawn by any rating agency if, in the rating agency's judgment, circumstances so warrant. If the Company's credit ratings are lowered or withdrawn, the Company may experience an increase in the interest rate paid on the Company's unsecured line of credit or the interest rates or other costs associated with other capital raising activities by the Company, which may negatively affect the Company's operations. Moreover, if the unsecured ratings of the Company are lowered or withdrawn, it may affect the terms of the Company's outstanding derivative contracts and could result in requirements for the Company to post additional collateral under those contracts. Additionally, a lowered or withdrawn credit rating may negatively affect the liquidity of the Company's securities.

General Risk Factors

A continued economic recession could reduce demand for Company products and services and lead to lower revenue and lower earnings.

The Company earns revenue from the interest and fees charged on the loans and other products and services it sells. When the economy slows, the demand for those products and services can fall, reducing interest and fee revenue and earnings. An economic downturn can also hurt the ability of borrowers to repay their loans, causing higher loan losses. Several factors could cause the economy to slow down or even recede, including higher energy costs, higher interest rates, reduced consumer or corporate spending, declining home values, natural disasters, terrorist activities, military conflicts, and the normal cyclical nature of the economy.

Changes in accounting policies or accounting standards, changes in how accounting standards are interpreted or applied, and incorrect estimates and assumptions by management in connection with the preparation of the Company's consolidated financial statements could materially affect the reported amounts of asset and liabilities, the reported amounts of income and expenses, and related disclosures.

The Company's accounting policies are fundamental to determining and understanding financial condition and results of operations. Some of these policies require use of estimates and assumptions that could affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. Several of the Company's accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies". From time to time the Financial Accounting Standards Board ("FASB") and the SEC change the financial accounting and reporting standards that govern the preparation of external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB and/or the SEC) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond the Company's control, can be hard to predict, and could materially impact how the Company reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case resulting in the Company potentially restating prior period financial statements that could potentially be material.

The Company's future results may be affected by various legal and regulatory proceedings.

The outcome of legal proceedings may differ from the Company's expectations because the outcomes of litigation, including regulatory matters, are often difficult to reliably predict. Various factors or developments can lead the Company to change current estimates of liabilities and related insurance receivables where applicable, or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement, or unfavorable development could result in future charges that could have a material adverse effect on the Company's results of operations or cash flows in any particular period.

The market price of the Company's Class A common stock may fluctuate significantly, which may result in losses for investors.

From January 1, 2008 to February 27, 2009, the closing daily sales price of the Company's Class A common stock as reported by the New York Stock Exchange ranged from a low of $4.91 per share to a high of $16.06 per share. The Company expects the Class A common stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond the Company's control. These factors include:

- Changes in interest rates and credit market conditions affecting the cost and availability of financing for the Company's student loan assets
- Changes in the education financing regulatory framework
- Changes in demand for education financing or other products and services that the Company offers
- Variations in the Company's quarterly operating results
- Changes in financial estimates by securities analysts
- Changes in market valuations of comparable companies
- Future sales of the Company's Class A common stock

In addition, in May 2008 the Company announced that it was temporarily suspending its quarterly dividend payments of $0.07 per share on its Class A and Class B common stock. The Company will continue to evaluate its dividend policy, but the payment of future dividends remains in the discretion of the Company's board of directors and will continue to depend on the Company's earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of certain other outstanding securities issued by the Company. The Company does not currently anticipate resuming the payment of dividends on its common stock in the foreseeable future.

The Company may not meet the expectations of shareholders and/or of securities analysts at some time in the future, and the market price of the Company's Class A common stock could decline as a result.

Negative publicity that may be associated with the student lending industry, including negative publicity about the Company, may harm the Company's reputation and adversely affect operating results.

During 2007 and 2008, the student lending industry was the subject of various investigations and reports. The publicity associated with these investigations and reports may have a negative impact on the Company's reputation. To the extent that potential or existing customers decide not to utilize the Company's products or services as a result of such publicity, the Company's operating results may be adversely affected.

If management does not effectively execute the Company's restructuring objectives to reduce infrastructure costs and reposition the Company in the education market place, it could adversely affect the Company's customers, operations, revenue, and ability to compete.

As the result of FFEL Program regulation changes, financial market disruption, and an ongoing economic recession, the Company has implemented restructuring objectives to reduce infrastructure costs and reposition itself in the education market place. Beginning in the third quarter of 2007 and continuing into 2009, the Company has executed initiatives that created efficiencies within its asset generation business and decreased operating expenses through a reduction in workforce, realignment of operating facilities, and restructuring of operating systems and system support.

If management is unable to successfully implement the Company's reorganization objectives or if these objectives do not have the desired effects or result in the projected efficiencies, the Company may incur additional or unexpected expenses, reputation damage, or loss of customers which would adversely affect the Company's operations and revenues.

Failures in the Company's information technology system could materially disrupt its business.

The Company's servicing and operating processes are highly dependent upon its information technology system infrastructure, and the Company faces the risk of business disruption if failures in its information systems occur, which could have a material impact upon its business and operations. The Company depends heavily on its own computer-based data processing systems in servicing both its own student loans and those of third-party servicing customers and providing tuition payment and campus commerce transactions and lead generation products and services. The Company regularly backs up its data and maintains detailed disaster recovery plans. A major physical disaster or other calamity that causes significant damage to information systems could adversely affect the Company's business. Additionally, loss of information systems for a sustained period of time could have a negative impact on the Company's performance and ultimately on cash flow in the event the Company were unable to process transactions and/or provide services to customers.

A compromise of customer data could negatively impact the Company's business.

The Company, on its own behalf and on behalf of other entities, stores a significant amount of personal data about the customers to whom the Company provides services. If access to customer data were compromised through breach of its systems, fraud, or otherwise, the Company could suffer reputation damage, loss of customers, and unexpected financial costs.

Exposure related to certain tax issues could decrease the Company's net income.

A corporation is considered to be a "personal holding company" under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if (1) at least 60% of its adjusted ordinary gross income is "personal holding company income" (generally, passive income) and (2) at any time during the last half of the taxable year more than half, by value, of its stock is owned by five or fewer individuals, as determined under attribution rules of the Code. If both of these tests are met, a personal holding company is subject to an additional tax on its undistributed personal holding company income, currently at a 15% rate. Five or fewer individuals hold more than half the value of the Company's stock. In June 2003, the Company submitted a request for a private letter ruling from the Internal Revenue Service seeking a determination that its federally guaranteed student loans qualify as assets of a "lending or finance business," as defined in the Code. Such a determination would have assured the Company that holding such loans does not make it a personal holding company. Based on its historical practice of not issuing private letter rulings concerning matters that it considers to be primarily factual, however, the Internal Revenue Service has indicated that it will not issue the requested ruling, taking no position on the merits of the legal issue. So long as more than half of the Company's value continues to be held by five or fewer individuals, if it were to be determined that some portion of its federally guaranteed student loans does not qualify as assets of a "lending or finance business," as defined in the Code, the Company could become subject to personal holding company tax on its undistributed personal holding company income. The Company continues to believe that neither Nelnet, Inc. nor any of its subsidiaries is a personal holding company. However, even if Nelnet, Inc. or one of its subsidiaries was determined to be a personal holding company, the Company believes that by utilizing intercompany distributions, it could eliminate or substantially eliminate its exposure to personal holding company taxes, although it cannot assure that this will be the case.

The Company is subject to federal and state income tax laws and regulations. Income tax regulations are often complex and require interpretation. Changes in income tax regulations could negatively impact the Company's results of operations. If states enact legislation, alter apportionment methodologies, or aggressively apply the income tax nexus standards, the Company may become subject to additional state taxes. The applicability and taxation on the earnings from intangible personal property has been the subject of state audits and litigation with state taxing authorities and tax policy debates by various state legislatures. As the U.S. Congress and U.S. Supreme Court have not provided clear guidance in this regard, conflicting state laws and court decisions create tremendous uncertainty and expense for taxpayers conducting interstate commerce.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include asset and business acquisitions and dispositions, financing transactions, apportionment, nexus standards, and income recognition. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on the interpretation of tax laws and regulations. In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In accordance with SFAS No. 109, *Accounting for Income Taxes*, and Financial Accounting Standards Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, the Company establishes reserves for tax contingencies related to deductions and credits that it may be unable to sustain. Differences between the reserves for tax contingencies and the amounts ultimately owed are recorded in the period they become known. Adjustments to the Company's reserves could have a material effect on the Company's financial statements.

Transactions with affiliates and potential conflicts of interest of certain of the Company's officers and directors, including the Company's Chief Executive Officer, pose risks to the Company's shareholders that the Company may not enter into transactions on the same terms that the Company could receive from unrelated third-parties.

The Company has entered into certain contractual arrangements with entities controlled by Michael S. Dunlap, the Company's Chairman, Chief Executive Officer, and a principal shareholder, and members of his family and, to a lesser extent, with entities in which other directors and members of management hold equity interests or board or management positions. Such arrangements constitute a significant portion of the Company's business and include cash management activities and sales of student loans and student loan origination rights by such affiliates to the Company. These arrangements may present potential conflicts of interest. Many of these arrangements are with Union Bank, in which Mr. Dunlap owns an indirect interest and of which he serves as a member of the Board of Directors. The Company intends to maintain its relationship with Union Bank, which management believes provides substantial benefits to the Company, although there can be no assurance that any transactions between the Company and entities controlled by Mr. Dunlap, his family, and/or other officers and directors of the Company are, or in the future will be, on terms that are no less favorable than what could be obtained from an unrelated third party.

The Company's Chairman and Chief Executive Officer owns a substantial percentage of the Company's Class A and Class B common stock and is able to control all matters subject to a shareholder vote.

Michael S. Dunlap, the Company's Chairman, Chief Executive Officer, and a principal shareholder, beneficially owns a substantial percentage of the Company's outstanding shares of Class A common stock and Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has 10 votes on all matters to be voted upon by the Company's shareholders. As a result, Mr. Dunlap is able to control all matters requiring approval by the Company's shareholders, including the election of all members of the Board of Directors, and may do so in a manner with which other shareholders may not agree or which they may not consider to be in the best interest of other shareholders. In addition, Stephen F. Butterfield, the Company's Vice Chairman, owns a substantial number of shares of Class B common stock

Managing assets for third parties has inherent risks that, if not properly managed, could negatively affect the Company's business.

As part of the Company's Loan and Guaranty Servicing and other Fee Based business segments, the Company manages loan portfolios and transfers funds for third party customers. A compromise of security surrounding loan portfolio and cash management processes or mismanagement of customer assets could lead to litigation, fraud, reputation damage, and unanticipated operating costs that could affect the Company's overall business.

The Company may face operational risks from its reliance on vendors to complete specific business operations.

The Company relies on outside vendors to provide key components of business operations such as internet connections and network access. Disruptions in communication services provided by a vendor or any failure of a vendor to handle current or higher volumes of use could hurt the Company's ability to deliver products and services to customers and otherwise to conduct business. Financial or operational difficulties of an outside vendor could also hurt operations if those difficulties interfere with the vendor's services.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

The following table lists the principal facilities for office space owned or leased by the Company. The Company owns the building in Lincoln, Nebraska where its principal office is located. The building is subject to a lien securing the outstanding mortgage debt on the property.

Location	Primary Function or Segment	Approximate square feet	Lease expiration date
Lincoln, NE	Corporate Headquarters, Asset Generation and Management, Student Loan and Guaranty Servicing	154,000	–
Aurora, CO	Asset Generation and Management, Student Loan and Guaranty Servicing, Software and Technical Services	124,000	February 2015
Jacksonville, FL	Student Loan and Guaranty Servicing, Software and Technical Services	109,000	January 2014
Lawrenceville, NJ	Enrollment Services	62,000	April 2011

The square footage amounts above exclude a total of approximately 43,000 square feet of owned office space in Lincoln, Nebraska that the Company leases to third parties. The Company also leases approximately 62,000 square feet of office space in Indianapolis, Indiana where Asset Generation and Management and Student Loan and Guaranty Servicing operations were previously conducted, of which 56,000 square feet is now subleased to third parties. The Company leases other office facilities located throughout the United States. These properties are leased on terms and for durations that are reflective of commercial standards in the communities where these properties are located. The Company believes that its respective properties are generally adequate to meet its long term business goals. The Company's principal office is located at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508.

ITEM 3. LEGAL PROCEEDINGS

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department thereunder, and the Department's guidance regarding those rules and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

Municipal Derivative Bid Practices Investigation

As previously disclosed, on February 8, 2008, Shockley Financial Corp. ("SFC"), an indirect, wholly-owned subsidiary of the Company that provides investment advisory services for the investment of proceeds from the issuance of municipal and corporate bonds, received a grand jury subpoena issued by the U.S. District Court for the Southern District of New York upon application of the Antitrust Division of the U.S. Department of Justice ("DOJ"). The subpoena seeks certain information and documents from SFC in connection with DOJ's criminal investigation of the bond industry with respect to possible anti-competitive practices related to awards of guaranteed investment contracts and other products for the investment of proceeds from bond issuances. SFC currently has one employee. The Company and SFC are cooperating with the investigation.

On March 5, 2008, SFC received a subpoena from the SEC related to a similar investigation, on June 6, 2008 and June 12, 2008, SFC received subpoenas from the New York Attorney General and the Florida Attorney General, respectively, relating to their similar investigations. Each of the subpoenas seeks information similar to that of the DOJ. The Company and SFC are cooperating with these investigations.

SFC was also named as a defendant in a number of substantially identical purported class action lawsuits, which as of June 16, 2008 have been consolidated before the U.S. District Court for the Southern District of New York, under the caption *In re Municipal Derivatives Antitrust Litigation*. The consolidated suit (the "Suit") alleges several financial institutions and financial service provider defendants engaged in a conspiracy not to compete and to fix prices and rig bids for municipal derivatives (including GICs) sold to issuers of municipal bonds. The Suit also asserts claims for violations of Section 1 of the Sherman Act, fraudulent concealment, unfair competition and violation of the California Cartwright Act. On January 30, 2009, SFC entered into a Tolling and Cooperation Agreement ("Tolling Agreement") with a number of the plaintiffs involved in the Suit. In connection with the Tolling Agreement, on February 5, 2009 SFC was voluntarily dismissed from the Suit, without prejudice, on motion of the plaintiffs who are parties to the Tolling Agreement. To the extent SFC is not dismissed by other plaintiffs, SFC intends to vigorously contest the Suit.

SFC, the Company, or other subsidiaries of the Company may receive subpoenas from other regulatory agencies. Due to the preliminary nature of these matters as to SFC, the Company is unable to predict the ultimate outcome of the investigations or the Suit.

Department of Education Review

The Department of Education periodically reviews participants in the FFEL Program for compliance with program provisions. On June 28, 2007, the Department notified the Company that it would be conducting a review of the Company's administration of the FFEL Program under the Higher Education Act. The Company understands that the Department selected several schools and lenders for review. Specifically, the Department indicated it was reviewing the Company's practices in connection with the prohibited inducement provisions of the Higher Education Act and the provisions of the Higher Education Act and the associated regulations which allow borrowers to have a choice of lenders. The Company responded to the Department's requests for information and documentation and has cooperated with their review.

While the Company cannot predict the ultimate outcome of the review, the Company believes its activities have materially complied with the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations.

Department of Justice

In connection with the Company's settlement with the Department of Education in January 2007 to resolve the Office of Inspector General of the Department of Education (the "OIG") audit report with respect to the Company's student loan portfolio receiving special allowance payments at a minimum 9.5% interest rate, the Company was informed in February 2007 by the Department of Education that a civil attorney with the Department of Justice had opened a file regarding the issues set forth in the OIG report, which the Company understands is common procedure following an OIG audit report. The Company has engaged in discussions with and provided information to the DOJ in connection with the review.

By letter dated November 18, 2008, the DOJ requested that the Company provide the DOJ certain documents and information related to the Company's compliance with the prohibited inducement provisions of the Higher Education Act and associated regulations. The Company responded to the DOJ's requests and is cooperating with their review.

While the Company is unable to predict the ultimate outcome of these reviews, the Company believes its practices complied with applicable law, including the provisions of the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2008.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B Common Stock is not publicly traded. The number of holders of record of the Company's Class A Common Stock and Class B Common Stock as of January 31, 2009 was 773 and nine, respectively. Because many shares of the Company's Class A Common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders. The following table sets forth the high and low sales prices for the Company's Class A Common Stock for each full quarterly period in 2008 and 2007.

	2008				2007			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 13.66	$ 14.11	$ 16.06	$ 14.80	$ 27.92	$ 28.00	$ 24.35	$ 19.61
Low	9.00	10.35	9.37	9.21	23.38	22.99	17.11	11.99

In the first quarter of 2007, the Company began paying dividends of $0.07 per share on the Company's Class A and Class B Common Stock which were paid quarterly through the first quarter of 2008. On May 21, 2008, the Company announced that it was temporarily suspending its quarterly dividend program. The Company will continue to evaluate its dividend policy, which is subject to future earnings, capital requirements, financial condition, and other factors.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A Common Stock to that of the cumulative return of the Dow Jones U.S. Total Market Index and the Dow Jones U.S. Financial Services Index. The graph assumes that the value of an investment in the Company's Class A Common Stock and each index was $100 on December 31, 2003 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG NELNET, INC., THE DOW JONES US TOTAL MARKET INDEX,
AND THE DOW JONES US FINANCIAL SERVICES INDEX
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Nelnet, Inc.
Dow Jones US Total Market Index
Dow Jones US Financial Services

Company/Index	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Nelnet, Inc.	$ 100.00	$ 120.22	$ 181.61	$ 122.14	$ 57.58	$ 65.33
Dow Jones U.S. Total Market Index	100.00	112.01	119.10	137.64	145.91	91.69
Dow Jones U.S. Financial Services Index	100.00	114.26	123.84	158.21	132.73	55.16

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2008 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (2) (3)	Maximum number of shares that may yet be purchased under the plans or programs (4)
October 1 - October 31, 2008	1,606	$ 13.10	1,606	7,107,906
November 1 - November 30, 2008	260,468	36.93	1,708	7,384,499
December 1 - December 31, 2008	56,508	12.84	1,645	7,156,712
Total	318,582	$ 32.54	4,959	

(1) The total number of shares includes: (i) shares purchased pursuant to the 2006 Plan discussed in footnote (2) below; (ii) shares purchased pursuant to the 2006 ESLP discussed in footnote (3) below, of which there were none for the months of October, November, or December 2008; and (iii) shares purchased other than through a publicly

announced program, as described below. Shares of Class A common stock purchased pursuant to the 2006 Plan included 1,606 shares, 1,708 shares, and 1,645 shares in October, November, and December, respectively, that had been issued to the Company's 401(k) plan and allocated to employee participant accounts pursuant to the plan's provisions for Company matching contributions in shares of Company stock, and were purchased by the Company from the plan pursuant to employee participant instructions to dispose of such shares. In addition, 54,863 shares were withheld by the Company in December to satisfy tax withholding requirements upon the issuance of shares to an employee under the Company's Restricted Stock Plan in connection with a separation agreement. 258,760 shares were purchased by the Company in November for $37.10 per share in connection with the settlement of the Company's obligations upon the exercise of outstanding put options issued by the Company as discussed in note 10 of the notes to the consolidated financial statements included in this Report. These shares were originally issued by the Company in November 2005 in consideration for the purchase of 5280 Solutions, Inc.

(2) On May 25, 2006, the Company publicly announced that its Board of Directors had authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock (the "2006 Plan"). On February 7, 2007, the Company's Board of Directors increased the total shares the Company is allowed to repurchase to 10 million. The 2006 Plan had an initial expiration date of May 24, 2008, which was extended until May 24, 2010 by the Company's Board of Directors on January 30, 2008.

(3) On May 25, 2006, the Company publicly announced that the shareholders of the Company approved an Employee Stock Purchase Loan Plan (the "2006 ESLP") to allow the Company to make loans to employees for the purchase of shares of the Company's Class A common stock either in the open market or directly from the Company. A total of $40 million in loans may be made under the 2006 ESLP, and a total of one million shares of Class A common stock are reserved for issuance under the 2006 ESLP. Shares may be purchased directly from the Company or in the open market through a broker at prevailing market prices at the time of purchase, subject to any conditions or restrictions on the timing, volume, or prices of purchases as determined by the Compensation Committee of the Board of Directors and set forth in the Stock Purchase Loan Agreement with the participant. The 2006 ESLP shall terminate May 25, 2016.

(4) The maximum number of shares that may yet be purchased under the plans is calculated below. There are no assurances that any additional shares will be repurchased under either the 2006 Plan or the 2006 ESLP. Shares under the 2006 ESLP may be issued by the Company rather than purchased in open market transactions.

As of	Maximum number of shares that may yet be purchased under the 2006 Plan (A)	Approximate dollar value of shares that may yet be purchased under the 2006 ESLP (B)	Closing price on the last trading day of the Company's Class A Common Stock (C)	(B / C) Approximate number of shares that may yet be purchased under the 2006 ESLP (D)	(A + D) Approximate number of shares that may yet be purchased under the 2006 Plan and 2006 ESLP
October 31, 2008	4,616,450	$ 36,450,000	$ 14.63	2,491,456	7,107,906
November 30, 2008	4,614,742	36,450,000	13.16	2,769,757	7,384,499
December 31, 2008	4,613,097	36,450,000	14.33	2,543,615	7,156,712

Equity Compensation Plans

For information regarding the Company's equity compensation plans, see Part III, Item 12 of this Report.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other operating information of the Company. The selected financial data in the table is derived from the consolidated financial statements of the Company. The following selected financial data should be read in conjunction with the consolidated financial statements, the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report. As a result of certain transactions as summarized below, the period-to-period comparability of the Company's financial position and results of operations may be difficult.

- During 2004 through 2006, the Company acquired the stock or certain assets of 17 different entities.

- The Company began recognizing interest income in 2004 on a loan portfolio in which it earned a minimum interest rate of 9.5 percent. Interest income earned on this portfolio decreased as a result of rising interest rates and the pay down of the portfolio. As a result of the Company's settlement entered into with the Department, beginning July 1, 2006 the Company no longer recognizes 9.5 percent floor income on this loan portfolio. In addition, the Company recognized an impairment charge of $21.7 million in 2006 related to loan premiums paid on loans acquired in 2005 that were previously considered eligible for 9.5% special allowance payments prior to the settlement with the Department.

- In May 2007, the Company sold EDULINX, a Canadian student loan service provider and subsidiary of the Company. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented.

- Upon passage of the College Cost Reduction Act in September 2007, management evaluated the carrying amount of goodwill and certain intangible assets. Based on the legislative changes and the student loan business model modifications the Company implemented as a result of the legislative changes, the Company recorded an impairment charge of $39.4 million and a restructuring charge of $20.3 million. The restructuring activities have resulted in expense savings in subsequent periods. The September 2007 legislation contains provisions with implications for participants in the FFEL Program by significantly decreasing the annual yield on loans originated after October 1, 2007.

- In September 2007, the Company also recorded an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program.

- In January 2008, the Company announced a plan to further reduce operating expenses related to its student loan origination and related businesses as a result of ongoing disruptions in the credit markets. As a result of this plan, the Company recorded restructuring charges of $26.1 million in 2008. The restructuring activities have resulted in expense savings in subsequent periods.

- Due to legislation and capital market disruptions, beginning in January 2008, the Company suspended Consolidation loan originations and exercised contractual rights to discontinue, suspend, or defer the acquisition of student loans in connection with substantially all of its branding and forward flow relationships. This decreased the amount of loans originated and acquired from historical periods.

- In 2008, as a result of the disruptions in the debt and secondary markets, the Company sold $1.8 billion (par value) of student loans in order to reduce the amount of student loans remaining under the Company's multi-year committed financing facility for FFELP loans, which reduced the Company's exposure related to certain equity support provisions included in this facility. These loan sales resulted in the recognition of a loss of $51.4 million.

- During the fourth quarter of 2008, the Company incurred expenses of $13.5 million from fees paid related to liquidity contingency planning.

Management evaluates the Company's GAAP-based financial information as well as operating results on a non-GAAP performance measure referred to as "base net income." Management believes "base net income" provides additional insight into the financial performance of the core operations.

	Year ended December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands, except share data)				
Income Statement Data:					
Net interest income	$ 187,892	244,614	308,459	328,999	398,160
Less provision (recovery) for loan losses	25,000	28,178	15,308	7,030	(529)
Net interest income after provision (recovery) for loan losses	162,892	216,436	293,151	321,969	398,689
Other income	307,392	327,238	247,033	145,500	119,653
Gain (loss) on sale of loans	(51,414)	3,597	16,133	301	240
Derivative market value, foreign currency, and put option adjustments	10,827	26,806	(31,075)	96,227	(11,918)
Derivative settlements, net	55,657	18,677	23,432	(17,008)	(34,140)
Salaries and benefits	(183,393)	(236,631)	(214,676)	(142,132)	(130,840)
Amortization of intangible assets	(26,230)	(30,426)	(25,062)	(8,151)	(8,707)
Impairment expense	(18,834)	(49,504)	(21,488)	—	—
Other operating expenses	(212,157)	(219,048)	(185,053)	(117,448)	(98,580)
Income before income taxes and minority interest	44,740	57,145	102,395	279,258	234,397
Income tax expense	17,896	21,716	36,237	100,581	85,227
Income from continuing operations	26,844	35,429	65,916	178,074	149,170
Income (loss) from discontinued operations, net of tax	1,818	(2,575)	2,239	3,048	9
Net income	28,662	32,854	68,155	181,122	149,179
Earnings (loss) per share, basic and diluted:					
Continuing operations	$ 0.54	0.71	1.23	3.31	2.78
Discontinued operations	0.04	(0.05)	0.04	0.06	—
Net income	0.58	0.66	1.27	3.37	2.78
Weighted average shares outstanding (basic)	49,099,967	49,618,107	53,593,056	53,761,727	53,648,605
Weighted average shares outstanding (diluted)	49,114,208	49,628,802	53,593,056	53,761,727	53,648,605
Dividends per common share	$ 0.07	0.28	—	—	—
Other Data:					
Origination and acquisition volume (a)	$ 2,809,083	5,152,110	6,696,118	8,471,121	4,070,529
Average student loans	26,044,507	25,143,059	21,696,466	15,716,388	11,809,663
Student loans serviced (at end of period) (b)	35,888,693	33,817,458	30,593,592	26,988,839	21,076,045
Ratios:					
Core student loan spread	0.93%	1.13%	1.42%	1.51%	1.66%
Net loan charge-offs as a percentage of the ending balance of student loans in repayment	0.125%	0.046%	0.018%	0.007%	0.102%
Shareholders' equity to total assets (at end of period)	2.31%	2.09%	2.51%	2.85%	3.01%

	As of December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 189,847	111,746	102,343	96,678	41,181
Student loans receivables, net	25,413,008	26,736,122	23,789,552	20,260,807	13,461,814
Goodwill and intangible assets	252,232	277,525	353,008	243,630	16,792
Total assets	27,854,897	29,162,783	26,796,873	22,798,693	15,169,511
Bonds and notes payable	26,787,959	28,115,829	25,562,119	21,673,620	14,300,606
Shareholders' equity	643,226	608,879	671,850	649,492	456,175

(a) Initial loans originated or acquired through various channels, including originations through the direct channel; acquisitions through the branding partner channel, the forward flow channel, and the secondary market (spot purchases); and loans acquired in portfolio and business acquisitions.

(b) The student loans serviced does not include loans serviced by EDULINX for all periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2008, 2007, and 2006. All dollars are in thousands, except per share amounts, unless otherwise noted.)

OVERVIEW

The Company is an education planning and financing company focused on providing quality products and services to students, families, and schools nationwide. The Company is a vertically-integrated organization that offers a broad range of products and services to its customers throughout the education life cycle.

Built through a focus on long term organic growth and further enhanced by strategic acquisitions, the Company earns its revenues from fee-based revenues related to its diversified education finance and service operations and from net interest income on its portfolio of student loans.

The following provides certain events and operating activities that have impacted the financial condition and operating results of the Company. These items include:

- Reduced exposure to liquidity risk on the Company's FFELP warehouse facility
- Continued diversification of revenue through fee-based businesses
- Continued decreases in operating expenses

Reduction in Liquidity Risk Exposure – FFELP Warehouse Facility

The Company's multi-year committed financing facility for FFELP loans has historically allowed the Company to buy and manage the majority of its student loans prior to transferring them into more permanent financing arrangements. The terms and conditions of this facility provides for formula based advance rates based on current market conditions, which require equity support to be posted to the facility. In order to reduce exposure related to these equity support provisions, the Company reduced the amount of loans included in the facility in 2008 by (i) completing asset-backed securities transactions of $4.5 billion which were issued at rates higher than those historically achieved by the Company, and (ii) selling $1.8 billion (par value) in student loan assets resulting in the recognition of a loss of $51.4 million. In addition, the Company incurred expenses of $13.5 million in 2008 from fees paid related to liquidity contingency planning.

As of December 31, 2008, the outstanding balance under this facility was $1.4 billion. The Company plans to remove and/or refinance the remaining collateral in this facility by using the Department's Conduit Program (as discussed below), using other financing arrangements, using unrestricted operating cash, and/or selling loans to third parties.

Revenue Diversification

In recent years, the Company has expanded products and services generated from businesses that are not dependent upon government programs reducing legislative and political risk. This revenue is primarily generated from products and services offered in the Company's Tuition Payment Processing and Campus Commerce and Enrollment Services operating segments. The only product and service offering in these segments that was affected by student loan legislative developments is list marketing services. The table below includes the Company's revenue from fee-based businesses and shows the revenue earned by the Company's operating segments that are less dependent upon government programs, excluding list marketing services .

	Year ended December 31,			
	2008	2007	$ Change	% Change
Tuition Payment Processing and Campus Commerce	$ 50,124	46,484	3,640	
Enrollment Services - Content Management and Lead Generation	103,014	81,649	21,365	
Total revenue from fee-based businesses less dependent upon government programs	153,138	128,133	$ 25,005	19.5 %
Enrollment Services - List Marketing Services	9,445	22,596		
Student Loan and Guaranty Servicing	105,664	133,234		
Software and Technical Services	19,731	22,093		
Total revenue from fee-based businesses	$ 287,978	306,056		

Operating Expenses

As a result of the restructuring plans implemented in September 2007 and January 2008, as well as the Company's continued focus on capitalizing on the operating leverage of the Company's business structure and strategies, operating expenses decreased $95.0 million for the year ended December 31, 2008 compared to the same period a year ago. Excluding restructuring expense, impairment expense, and liquidity contingency planning fees, operating expenses decreased $74.7 million, or 15.7%, for the year ended December 31, 2008 compared to the same period in 2007.

RESULTS OF OPERATIONS

The Company's operating results are primarily driven by the performance of its existing portfolio, the cost necessary to generate new assets, the revenues generated by its fee based businesses, and the cost to provide those services. The performance of the Company's portfolio is driven by net interest income and losses related to credit quality of the assets along with the cost to administer and service the assets and related debt.

Net Interest Income

The Company generates a significant portion of its earnings from the spread, referred to as its student loan spread, between the yield the Company receives on its student loan portfolio and the cost of funding these loans. This spread income is reported on the Company's consolidated statements of income as net interest income. The amortization of loan premiums, including capitalized costs of origination, the 1.05% per year consolidation loan rebate fee paid to the Department, and yield adjustments from borrower benefit programs, are netted against loan interest income on the Company's statements of income. The amortization of debt issuance costs is included in interest expense on the Company's statements of income.

The Company's portfolio of FFELP loans originated prior to April 1, 2006 earns interest at the higher of a variable rate based on the special allowance payment (SAP) formula set by the Department and the borrower rate. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. As a result of one of the provisions of the Higher Education Reconciliation Act of 2005 ("HERA"), the Company's portfolio of FFELP loans originated on or after April 1, 2006 earns interest at a variable rate based on the SAP formula. For the portfolio of loans originated on or after April 1, 2006, when the borrower rate exceeds the variable rate based on the SAP formula, the Company must return the excess to the Department.

On September 27, 2007, the President signed into law the College Cost Reduction Act. This legislation has and will continue to have a significant impact on the Company's net interest income and should be considered when reviewing the Company's results of operations. Among other things, this legislation:

- Reduced special allowance payments to for-profit lenders and not-for-profit lenders by 0.55 percentage points and 0.40 percentage points, respectively, for both Stafford and Consolidation loans disbursed on or after October 1, 2007

- Reduced special allowance payments to for-profit lenders and not-for-profit lenders by 0.85 percentage points and 0.70 percentage points, respectively, for PLUS loans disbursed on or after October 1, 2007

- Increased origination fees paid by lenders on all FFELP loan types, from 0.5 percent to 1.0 percent, for all loans first disbursed on or after October 1, 2007

- Eliminated all provisions relating to Exceptional Performer status, and the monetary benefit associated with it, effective October 1, 2007

- Reduces default insurance to 95 percent of the unpaid principal of such loans, for loans first disbursed on or after October 1, 2012

The impact of this legislation has reduced the annual yield on FFELP loans originated after October 1, 2007. The Company believes it can mitigate some of the reduction in annual yield by creating efficiencies and lowering costs, modifying borrower benefits, and reducing loan acquisition costs.

Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest earnings, net interest income, and net income. The effects of changing interest rate environments are further outlined in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk."

Investment interest income, which is a component of net interest income, includes income from unrestricted interest-earning deposits and funds in the Company's special purpose entities which are utilized for its asset-backed securitizations.

Net interest income also includes interest expense on unsecured debt offerings. The proceeds from these unsecured debt offerings were and have been used by the Company to fund general business operations, certain asset and business acquisitions, and the repurchase of stock under the Company's stock repurchase plan.

Provision for Loan Losses

Management estimates and establishes an allowance for loan losses through a provision charged to expense. Losses are charged against the allowance when management believes the collectability of the loan principal is unlikely. Recovery of amounts previously charged off is credited to the allowance for loan losses. Management maintains the allowance for federally insured and non-federally insured loans at a level believed to be adequate to provide for estimated probable credit losses inherent in the loan portfolio. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes. The Company analyzes the allowance separately for its federally insured loans and its non-federally insured loans.

Management bases the allowance for the federally insured loan portfolio on periodic evaluations of the Company's loan portfolios, considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. One of the changes to the Higher Education Act as a result of HERA's enactment in February 2006, was to lower the guaranty rates on FFELP loans, including a decrease in insurance and reinsurance on portfolios receiving the benefit of the Exceptional Performance designation by 1%, from 100% to 99% of principal and accrued interest (effective July 1, 2006), and a decrease in insurance and reinsurance on portfolios not subject to the Exceptional Performance designation by 1%, from 98% to 97% of principal and accrued interest (effective for all loans first disbursed on and after July 1, 2006).

In September 2005, the Company was re-designated as an Exceptional Performer by the Department in recognition of its exceptional level of performance in servicing FFELP loans. As a result of this designation, the Company received 99% reimbursement (100% reimbursement prior to July 1, 2006) on all eligible FFELP default claims submitted for reimbursement during the applicable period. Only FFELP loans that were serviced by the Company, as well as loans owned by the Company and serviced by other service providers designated as Exceptional Performers by the Department, were eligible for the 99% reimbursement.

On September 27, 2007, the President signed into law the College Cost Reduction Act. Among other things, this legislation eliminated all provisions relating to Exceptional Performer status, and the monetary benefit associated with it, effective October 1, 2007. Accordingly, the majority of claims submitted on or after October 1, 2007 are subject to reimbursement at 97% or 98% of principal and accrued interest depending on the disbursement date of the loan. During 2007, the Company recorded an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, months in repayment, delinquency status, type of program, and trends in defaults in the portfolio based on Company and industry data. The Company places a non-federally insured loan on nonaccrual status and charges off the loan when the collection of principal and interest is 120 days past due.

Other Income

The Company also earns fees and generates income from other sources, including principally loan and guaranty servicing income; fee-based income on borrower late fees, payment management activities, and certain marketing and enrollment services; and fees from providing software services.

Loan and Guaranty Servicing Income – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

Other Fee-Based Income – Other fee-based income includes borrower late fee income, payment management fees, the sale of lists and print products, and subscription-based products and services. Borrower late fee income earned by the Company's education lending subsidiaries is recognized when payments are collected from the borrower. Fees for payment management services are recognized over the period in which services are provided to customers. Revenue from the sale of lists and printed products is generally earned and recognized, net of estimated returns, upon shipment or delivery. Revenues from the sales of subscription-based products and services are recognized ratably over the term of the subscription. Subscription revenue received or receivable in advance of the delivery of services is included in deferred revenue.

Software Services – Software services income is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Computer and software consulting services are recognized over the period in which services are provided to customers.

Operating Expenses

Operating expenses includes indirect costs incurred to generate and acquire student loans, costs incurred to manage and administer the Company's student loan portfolio and its financing transactions, costs incurred to service the Company's student loan portfolio and the portfolios of third parties, costs incurred to provide tuition payment processing, campus commerce, enrollment, list management, software, and technical services to third parties, the depreciation and amortization of capital assets and intangible assets, investments in products, services, and technology to meet customer needs and support continued revenue growth, and other general and administrative expenses. Operating expenses also includes employee termination benefits, lease termination costs, the write-down of certain assets related to the Company's September 2007 and January 2008 restructuring initiatives, and certain severance and retention costs associated with additional strategic decisions made during 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Interest Income

		Year ended		
		December 31, 2008	**December 31, 2007**	**$ Change**
Interest income:				
Loan interest	$	1,176,383	1,667,057	(490,674)
Investment interest		37,998	80,219	(42,221)
Total interest income		1,214,381	1,747,276	(532,895)
Interest expense:				
Interest on bonds and notes payable		1,026,489	1,502,662	(476,173)
Net interest income		187,892	244,614	(56,722)
Provision for loan losses		25,000	28,178	(3,178)
Net interest income after provision for loan losses	$	162,892	216,436	(53,544)

- Net interest income decreased for the year ended December 31, 2008 compared to 2007 as a result of the compression in the core student loan spread as discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations." Core student loan spread was 0.93% and 1.13% for the years ended December 31, 2008 and 2007, respectively. The decrease was also due to an overall decrease in cash held in 2008 compared to 2007 and lower interest rates in 2008. The decreases to net interest income were offset by the amount of variable rate floor income the Company earned during these periods. During the years ended December 31, 2008, the Company earned $42.3 million of variable rate floor income, as compared to $3.0 million of variable rate floor income earned during the year ended December 31, 2007.

- Excluding an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program in the third quarter of 2007, the provision for loan losses increased for the year ended December 31, 2008 compared to 2007. The provision for loan losses for federally insured loans increased as a result of the increase in risk share as a result of the loss of Exceptional Performer. The provision for loan losses for non-federally insured loans increased primarily due to increases in delinquencies as a result of the continued weakening of the U.S. economy.

Other Income

		Year ended		
		December 31, 2008	December 31, 2007	$ Change
Loan and guaranty servicing income	$	104,176	128,069	(23,893)
Other fee-based income		178,699	160,888	17,811
Software services income		19,757	22,669	(2,912)
Other income		4,760	15,612	(10,852)
Gain (loss) on sale of loans		(51,414)	3,597	(55,011)
Derivative market value, foreign currency, and put option adjustments		10,827	26,806	(15,979)
Derivative settlements, net		55,657	18,677	36,980
Total other income	$	322,462	376,318	(53,856)

- "Loan and guaranty servicing income" decreased due to decreases in FFELP loan servicing income, non-federally insured loan servicing income, and guaranty servicing income as further discussed in this Item 7 under "Student Loan and Guaranty Servicing Operating Segment – Results of Operations."

- "Other fee-based income" increased due to an increase in the number of managed tuition payment plans and an increase in campus commerce transactions processed in the Tuition Payment Processing and Campus Commerce Operating Segment, as well as an increase in lead generation sales volume in the Enrollment Services Operating Segment and an increase in borrower late fee income in the Asset Generation and Management Operating Segment.

- "Software services income" decreased as the result of a reduction in the number of projects for existing customers and the loss of customers due to the legislative developments in the student loan industry throughout 2008.

- "Other income" decreased for the year ended December 31, 2008 compared to 2007 due to a gain of $3.9 million from the sale of an entity accounted for under the equity method in 2007. In addition, the Company recognized $2.6 million in 2007 related to an agreement with a third party under which the Company provided administrative services to the third party for a fee. This agreement was terminated in the third quarter of 2007. The remaining change is a result of a decrease in income earned on certain investment activities.

- The Company recognized a loss of $51.4 million during the year ended December 31, 2008 as a result of the sale of $1.8 billion of student loans as further discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations."

- The change in "derivative market value, foreign currency, and put option adjustments" was caused by the change in the fair value of the Company's derivative portfolio and foreign currency rate fluctuations which are further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133.

- Further detail of the components of derivative settlements is included in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Operating Expenses

	Year ended December 31,		
	2008	2007	$ Change
Salaries and benefits	$ 177,724	230,316	(52,592)
Other expenses	223,464	245,558	(22,094)
Operating expenses, excluding restructure expense, impairment expense, and liquidity contingency planning fees	401,188	475,874	$ (74,686)
Restructure expense	7,067	10,231	
Impairment expense	18,834	49,504	
Liquidity contingency planning fees	13,525	—	
Total operating expenses	$ 440,614	535,609	

Excluding restructuring and impairment charges and the liquidity contingency planning fees recognized by the Company in 2008, operating expenses decreased $74.7 million for the year ended December 31, 2008 compared to 2007. The decrease is the result of cost savings from the September 2007 and January 2008 restructuring plans implemented by the Company. These plans resulted in the net reduction of approximately 700 positions in the Company's overall workforce, leading to decreases in salaries and benefits and other expenses. The decrease is also a result of the Company capitalizing on the operating leverage of its business structure and strategies.

Operating expenses for the year ended December 31, 2008 includes $3.9 million of certain severance and retention costs associated with additional strategic decisions made during 2008. These costs are not included in restructure expense in the above table.

Income Taxes

The Company's effective tax rate was 40% for the year ended December 31, 2008 compared to 38% for the same period in 2007. The effective tax rate increased due to the permanent tax impact of stock compensation and outstanding put options related to prior acquisitions and a reduction of federal and state tax credits as a percentage of pre-tax book income. This increase was partially offset by a benefit from resolution of uncertain tax matters and a reduction in state taxes.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net Interest Income

	Year ended		
	December 31, 2007	December 31, 2006	$ Change
Interest income:			
Loan interest	$ 1,667,057	1,455,715	211,342
Investment Interest	80,219	93,918	(13,699)
Total interest income	1,747,276	1,549,633	197,643
Interest expense:			
Interest on bonds and notes payable	1,502,662	1,241,174	261,488
Net interest income	244,614	308,459	(63,845)
Provision for loan losses	28,178	15,308	12,870
Net interest income after provision for loan losses	$ 216,436	293,151	(76,715)

- Net interest income for the year ended December 31, 2006 included $32.3 million of 9.5% special allowance payments. In accordance with the Company's Settlement Agreement with the Department in January 2007, the Company did not receive any 9.5% special allowance payments in 2007. Excluding the 9.5% special allowance payments, net interest income before the allowance for loan losses decreased $31.6 million. Interest expense increased $10.8 million for the year ended December 31, 2007 compared to the same period in 2006 as a result of additional issuances of unsecured debt used to fund operating activities of the Company. The remaining change in net interest income before the provision for loan losses is attributable to the growth in the Company's student loan portfolio offset by a decrease in core student loan spread. Core student loan spread was 1.13% and 1.42% for the years ended December 31, 2007 and 2006, respectively, as further discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations."

- The provision for loan losses increased for the year ended December 31, 2007 compared to 2006 as a result of the Company recognizing $15.7 million in expense for provision for loan losses as a result of the elimination of the Exceptional Performer program. During the year ended December 31, 2006, the Company recognized $6.9 million in expense for provision for loan losses as a result of HERA's enactment in February 2006.

Other Income

	Year ended		
	December 31, 2007	December 31, 2006	$ Change
Loan and guaranty servicing income	$ 128,069	121,593	6,476
Other fee-based income	160,888	102,318	58,570
Software services income	22,669	15,890	6,779
Other income	15,612	7,232	8,380
Gain on sale of loans	3,597	16,133	(12,536)
Derivative market value, foreign currency, and put option adjustments	26,806	(31,075)	57,881
Derivative settlements, net	18,677	23,432	(4,755)
Total other income	$ 376,318	255,523	120,795

- "Loan and guaranty servicing income" increased due to an increase in guaranty servicing income which was offset by a decrease in FFELP loan servicing income as further discussed in this Item 7 under "Student Loan and Guaranty Servicing Operating Segment – Results of Operations."

- "Other fee-based income" increased due to business acquisitions, an increase in the number of managed tuition payment plans, an increase in campus commerce and related clients, and an increase in lead generation sales due to additional customers.

- "Software services income" increased as a result of new customers, additional projects for existing customers, and increased fees in the Software and Technical Services Operating Segment.

- "Other income" increased as a result of a gain on the sale of an entity accounted for under the equity method of $3.9 million in September 2007. The remaining change is a result of income earned on certain investment activities.

- As part of the Company's asset management strategy, the Company periodically sells student loan portfolios to third parties. During 2007 and 2006, the Company sold $115.3 million (par value) and $748.5 million (par value) of student loans, respectively, resulting in the recognition of a gain of $3.6 million and $16.1 million, respectively.

- The change in "derivative market value, foreign currency, and put option adjustments" was caused by the change in the fair value of the Company's derivative portfolio and foreign currency rate fluctuations which are further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133.

- Further detail of the components of derivative settlements is included in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Operating expenses

	Year ended December 31,		
	2007	2006	$ Change
Salaries and benefits	$ 230,316	228,238	2,078
Other expenses	245,558	242,591	2,967
Operating expenses, excluding the impact of acquisitions, restructure expense, and impairment expense	475,874	470,829	$ 5,045
Impact of acquisitions	—	(46,038)	
Restructure expense	10,231	—	
Impairment expense	49,504	21,488	
Total operating expenses	$ 535,609	446,279	

Excluding the impact of acquisitions and restructuring and impairment charges, operating expenses increased $5.0 million, or 1%, in 2007 compared to 2006.

Income Taxes

The Company's effective tax rate was 38.0% for the year ended December 31, 2007 compared to 35.4% for the same period in 2006. The effective tax rate increased due to certain enacted state tax law changes, resolution of uncertain tax matters, and an increase in expense recognized by the Company during 2007 compared to 2006 related to its outstanding put options which are not deductible for tax purposes. The increases were partially offset by increased federal and state tax credits earned during the year.

Financial Condition as of December 31, 2008 compared to December 31, 2007

	As of December 31,		Change	
	2008	2007	Dollars	Percent
Assets:				
Student loans receivable, net	$ 25,413,008	26,736,122	(1,323,114)	(4.9) %
Cash, cash equivalents, and investments	1,348,104	1,120,838	227,266	20.3
Goodwill	175,178	164,695	10,483	6.4
Intangible assets, net	77,054	112,830	(35,776)	(31.7)
Fair value of derivative instruments	175,174	222,471	(47,297)	(21.3)
Other assets	666,379	805,827	(139,448)	(17.3)
Total assets	$ 27,854,897	29,162,783	(1,307,886)	(4.5) %
Liabilities:				
Bonds and notes payable	$ 26,787,959	28,115,829	(1,327,870)	(4.7) %
Fair value of derivative instruments	1,815	5,885	(4,070)	(69.2)
Other liabilities	421,897	432,190	(10,293)	(2.4)
Total liabilities	27,211,671	28,553,904	(1,342,233)	(4.7)
Shareholders' equity	643,226	608,879	34,347	5.6
Total liabilities and shareholders' equity	$ 27,854,897	29,162,783	(1,307,886)	(4.5) %

The Company's total assets decreased during 2008 primarily due to a decrease in student loans receivable as a result of a sale of $1.8 billion of student loans in 2008 as further discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations" offset by loan originations and acquisitions, net of repayments and participations. Total liabilities decreased primarily due to a decrease in bonds and notes payable. This decrease is a result of the decrease in student loan funding obligations due to a decrease in the Company's student loan portfolio.

OPERATING SEGMENTS

The Company has five operating segments as defined in SFAS No. 131 as follows: Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services, Software and Technical Services, and Asset Generation and Management. The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. The accounting policies of the Company's operating segments are the same as those described in note 3 in the notes to the consolidated financial statements included in this Report. Intersegment revenues are charged by a segment to another segment that provides the product or service. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company as well as the methodology used by management to evaluate performance and allocate resources. Management, including the Company's chief operating decision maker, evaluates the performance of the Company's operating segments based on their profitability. As discussed further below, management measures the profitability of the Company's operating segments on the basis of "base net income." Accordingly, information regarding the Company's operating segments is provided based on "base net income." The Company's "base net income" is not a defined term within GAAP and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting.

In May 2007, the Company sold EDULINX, a Canadian student loan service provider and subsidiary of the Company. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The operating results of EDULINX were included in the Student Loan and Guaranty Servicing operating segment. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company. Therefore, the results of operations for the Student Loan and Guaranty Servicing segment exclude the operating results of EDULINX for all periods presented. See note 2 in the notes to the consolidated financial statements included in this Report for additional information concerning EDULINX's detailed operating results that have been segregated from continuing operations and reported as discontinued operations.

Historically, the Company generated the majority of its revenue from net interest income earned in its Asset Generation and Management operating segment. In recent years, the Company has made several acquisitions that have expanded the Company's products and services and has diversified its revenue – primarily from fee-based businesses. The Company currently offers a broad range of pre-college, in-college, and post-college products and services to students, families, schools, and financial institutions. These products and services help students and families plan and pay for their education and students plan their careers. The Company's products and services are designed to simplify the education planning and financing process and are focused on providing value to students, families, and schools throughout the education life cycle. The Company continues to look for ways to diversify its sources of revenue, including those generated from businesses that are not dependent upon government programs, reducing legislative and political risk.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" in operating its business because "base net income" permits management to make meaningful period-to-period comparisons of the operational and performance indicators that are most closely assessed by management. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments.

Accordingly, the tables presented below reflect "base net income" which is reviewed and utilized by management to manage the business for each of the Company's operating segments. Reconciliation of the segment totals to the Company's consolidated operating results in accordance with GAAP are also included in the tables below. Included below under "Non-GAAP Performance Measures" is further discussion regarding "base net income" and its limitations, including a table that details the differences between "base net income" and GAAP net income by operating segment.

Segment Results and Reconciliations to GAAP

	Year ended December 31, 2008									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 1,377	1,689	17	24	3,107	1,164,329	6,810	(2,190)	42,325	1,214,381
Interest expense	—	—	—	—	—	986,556	42,123	(2,190)	—	1,026,489
Net interest income (loss)	1,377	1,689	17	24	3,107	177,773	(35,313)	—	42,325	187,892
Less provision for loan losses	—	—	—	—	—	25,000	—	—	—	25,000
Net interest income (loss) after provision for loan losses	1,377	1,689	17	24	3,107	152,773	(35,313)	—	42,325	162,892
Other income (expense):										
Loan and guaranty servicing income	104,287	—	—	—	104,287	16	(127)	—	—	104,176
Other fee-based income	—	48,435	112,405	—	160,840	17,859	—	—	—	178,699
Software services income	—	—	37	19,707	19,744	—	13	—	—	19,757
Other income	51	(280)	—	—	(229)	(448)	5,437	—	—	4,760
Gain (loss) on sale of loans	—	—	—	—	—	(53,035)	1,621	—	—	(51,414)
Intersegment revenue	75,361	302	2	6,831	82,496	—	63,385	(145,881)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	466	—	—	10,361	10,827
Derivative settlements, net	—	—	—	—	—	65,622	—	—	(9,965)	55,657
Total other income (expense)	179,699	48,457	112,444	26,538	367,138	30,480	70,329	(145,881)	396	322,462
Operating expenses:										
Salaries and benefits	51,320	23,290	24,379	18,081	117,070	8,316	54,910	98	2,999	183,393
Restructure expense - severance and contract termination costs	747	—	282	487	1,516	1,845	3,706	(7,067)	—	—
Impairment expense	5,074	—	—	—	5,074	9,351	4,409	—	—	18,834
Other expenses	33,922	9,879	76,189	2,489	122,479	35,679	53,975	24	26,230	238,387
Intersegment expenses	25,111	478	3,240	37	28,866	74,609	3,733	(107,208)	—	—
Corporate allocations	22,626	919	3,401	2,286	29,232	2,496	—	(31,728)	—	—
Total operating expenses	138,800	34,566	107,491	23,380	304,237	132,296	120,733	(145,881)	29,229	440,614
Income (loss) before income taxes	42,276	15,580	4,970	3,182	66,008	50,957	(85,717)	—	13,492	44,740
Income tax expense (benefit) (a)	14,321	5,175	1,730	1,021	22,247	18,356	(28,499)	—	5,792	17,896
Net income (loss) from continuing operations	27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	7,700	26,844
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	1,818	1,818
Net income (loss)	$ 27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	9,518	28,662

(a) Beginning in 2008, the consolidated effective tax rate for each applicable quarterly period is used to calculate income taxes for each operating segment.

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management
Year ended December 31, 2008:						
Before Tax Operating Margin	23.3%	31.1%	4.4%	12.0%	17.8%	27.8%
Before Tax Operating Margin - excluding restructure expense, impairment expense, loss on sale of loans, liquidity contingency planning fees, and corporate allocations	39.1%	32.9%	7.7%	22.4%	27.5%	55.5%
Year ended December 31, 2007:						
Before Tax Operating Margin	35.3%	37.2%	(1.4%)	26.4%	25.0%	40.5%
Before Tax Operating Margin - excluding restructure expense, impairment expense, and provision for loan losses related to the loss of Exceptional Performer	36.2%	37.2%	10.3%	26.6%	28.6%	54.8%
Year ended December 31, 2006:						
Before Tax Operating Margin	33.6%	31.8%	18.7%	24.4%	29.8%	49.5%
Before Tax Operating Margin - excluding impairment expense	33.6%	31.8%	18.7%	24.4%	29.8%	55.7%

	Year ended December 31, 2007									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 5,459	3,809	347	18	9,633	1,730,882	7,485	(3,737)	3,013	1,747,276
Interest expense	—	7	7	—	14	1,465,883	40,502	(3,737)	—	1,502,662
Net interest income (loss)	5,459	3,802	340	18	9,619	264,999	(33,017)	—	3,013	244,614
Less provision for loan losses	—	—	—	—	—	28,178	—	—	—	28,178
Net interest income (loss) after provision for loan losses	5,459	3,802	340	18	9,619	236,821	(33,017)	—	3,013	216,436
Other income (expense):										
Loan and guaranty servicing income	127,775	—	—	—	127,775	294	—	—	—	128,069
Other fee-based income	—	42,682	103,311	—	145,993	13,387	1,508	—	—	160,888
Software services income	—	—	594	22,075	22,669	—	—	—	—	22,669
Other income	—	84	—	—	84	4,433	11,095	—	—	15,612
Gain on sale of loans	—	—	—	—	—	3,597	—	—	—	3,597
Intersegment revenue	74,687	688	891	15,683	91,949	—	9,040	(100,989)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	26,806	26,806
Derivative settlements, net	—	—	—	—	—	6,628	12,049	—	—	18,677
Total other income (expense)	202,462	43,454	104,796	37,758	388,470	28,339	33,692	(100,989)	26,806	376,318
Operating expenses:										
Salaries and benefits	85,462	20,426	33,480	23,959	163,327	23,101	49,839	(1,747)	2,111	236,631
Restructure expense- severance and contract termination costs	1,840	—	929	58	2,827	2,406	4,998	(10,231)	—	—
Impairment expense	—	—	11,401	—	11,401	28,291	9,812	—	—	49,504
Other expenses	36,618	8,901	60,445	2,995	108,959	29,205	77,915	2,969	30,426	249,474
Intersegment expenses	10,552	364	335	775	12,026	74,714	5,240	(91,980)	—	—
Total operating expenses	134,472	29,691	106,590	27,787	298,540	157,717	147,804	(100,989)	32,537	535,609
Income (loss) before income taxes	73,449	17,565	(1,454)	9,989	99,549	107,443	(147,129)	—	(2,718)	57,145
Income tax expense (benefit) (a)	27,910	6,675	(553)	3,796	37,828	40,828	(57,285)	—	345	21,716
Net income (loss) from continuing operations	45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(3,063)	35,429
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	—	—	(2,575)	(2,575)
Net income (loss)	$ 45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(5,638)	32,854

(a) Income taxes are based on 38% of net income (loss) before tax for the individual operating segment.

	Year ended December 31, 2006									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 8,957	4,029	531	105	13,622	1,534,423	4,446	(2,858)	—	1,549,633
Interest expense	—	8	—	—	8	1,215,529	28,495	(2,858)	—	1,241,174
Net interest income	8,957	4,021	531	105	13,614	318,894	(24,049)	—	—	308,459
Less provision for loan losses	—	—	—	—	—	15,308	—	—	—	15,308
Net interest income after provision for loan losses	8,957	4,021	531	105	13,614	303,586	(24,049)	—	—	293,151
Other income (expense):										
Loan and guaranty servicing income	121,593	—	—	—	121,593	—	—	—	—	121,593
Other fee-based income	—	35,090	55,361	—	90,451	11,867	—	—	—	102,318
Software services income	5	—	157	15,490	15,652	238	—	—	—	15,890
Other income	97	—	—	—	97	3,833	3,302	—	—	7,232
Gain on sale of loans	—	—	—	—	—	16,133	—	—	—	16,133
Intersegment revenue	63,545	503	1,000	17,877	82,925	—	662	(83,587)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	(31,075)	(31,075)
Derivative settlements, net	—	—	—	—	—	18,381	5,051	—	—	23,432
Total other income (expense)	185,240	35,593	56,518	33,367	310,718	50,452	9,015	(83,587)	(31,075)	255,523
Operating expenses:										
Salaries and benefits	83,988	17,607	15,510	22,063	139,168	53,036	32,979	(12,254)	1,747	214,676
Impairment expense	—	—	—	—	—	21,687	(199)	—	—	21,488
Other expenses	32,419	8,371	30,854	3,238	74,882	51,085	59,086	—	25,062	210,115
Intersegment expenses	12,577	1,025	17	—	13,619	52,857	4,857	(71,333)	—	—
Total operating expenses	128,984	27,003	46,381	25,301	227,669	178,665	96,723	(83,587)	26,809	446,279
Income (loss) before income taxes	65,213	12,611	10,668	8,171	96,663	175,373	(111,757)	—	(57,884)	102,395
Income tax expense (benefit) (a)	24,780	4,791	4,054	3,105	36,730	66,642	(46,902)	—	(20,233)	36,237
Net income (loss) before minority interest	40,433	7,820	6,614	5,066	59,933	108,731	(64,855)	—	(37,651)	66,158
Minority interest in subsidiary income	—	(242)	—	—	(242)	—	—	—	—	(242)
Net income (loss) from continuing operations	40,433	7,578	6,614	5,066	59,691	108,731	(64,855)	—	(37,651)	65,916
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	2,239	2,239
Net income (loss)	$ 40,433	7,578	6,614	5,066	59,691	108,731	(64,855)	—	(35,412)	68,155

(a) Income taxes are based on 38% of net income (loss) before tax for the individual operating segment.

Non-GAAP Performance Measures

In accordance with the rules and regulations of the Securities and Exchange Commission, the Company prepares financial statements in accordance with generally accepted accounting principles. In addition to evaluating the Company's GAAP-based financial information, management also evaluates the Company's operating segments on a non-GAAP performance measure referred to as "base net income" for each operating segment. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" to manage each operating segment because management believes these measures provide additional information regarding the operational and performance indicators that are most closely assessed by management.

"Base net income" is the primary financial performance measure used by management to develop financial plans, allocate resources, track results, evaluate performance, establish corporate performance targets, and determine incentive compensation. Accordingly, financial information is reported to management on a "base net income" basis by operating segment, as these are the measures used regularly by the Company's chief operating decision maker. The Company's board of directors utilizes "base net income" to set performance targets and evaluate management's performance. The Company also believes analysts, rating agencies, and creditors use "base net income" in their evaluation of the Company's results of operations. While "base net income" is not a substitute for reported results under GAAP, the Company utilizes "base net income" in operating its business because "base net income" permits management to make meaningful period-to-period comparisons by eliminating the temporary volatility in the Company's performance that arises from certain items that are primarily affected by factors beyond the control of management. Management believes "base net income" provides additional insight into the financial performance of the core business activities of the Company's operations.

Limitations of "Base Net Income"

While GAAP provides a uniform, comprehensive basis of accounting, for the reasons discussed above, management believes that "base net income" is an important additional tool for providing a more complete understanding of the Company's results of operations. Nevertheless, "base net income" is subject to certain general and specific limitations that investors should carefully consider. For example, as stated above, unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. The Company's "base net income" is not a defined term within GAAP and may not be comparable to similarly titled measures reported by other companies. Investors, therefore, may not be able to compare the Company's performance with that of other companies based upon "base net income". "Base net income" results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely monitored and used by the Company's management and board of directors to assess performance and information which the Company believes is important to analysts, rating agencies, and creditors.

Other limitations of "base net income" arise from the specific adjustments that management makes to GAAP results to derive "base net income" results. These differences are described below.

The adjustments required to reconcile from the Company's "base net income" measure to its GAAP results of operations relate to differing treatments for derivatives, foreign currency transaction adjustments, discontinued operations, and certain other items that management does not consider in evaluating the Company's operating results. The following table reflects adjustments associated with these areas by operating segment and Corporate Activity and Overhead:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
	Year ended December 31, 2008						
Derivative market value, foreign currency, and put option adjustments	$ —	—	—	—	(13,844)	3,483	(10,361)
Amortization of intangible assets	4,751	7,826	12,451	1,057	145	—	26,230
Compensation related to business combinations	—	—	—	—	—	2,999	2,999
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	(32,360)	—	(32,360)
Income (loss) from discontinued operations, net of tax	(1,818)	—	—	—	—	—	(1,818)
Net tax effect (a)	(1,590)	(2,615)	(4,185)	(354)	16,770	(2,234)	5,792
Total adjustments to GAAP	$ 1,343	5,211	8,266	703	(29,289)	4,248	(9,518)
	Year ended December 31, 2007						
Derivative market value, foreign currency, and put option adjustments	$ —	—	—	—	(24,224)	(2,582)	(26,806)
Amortization of intangible assets	5,094	5,815	12,692	1,191	5,634	—	30,426
Compensation related to business combinations	—	—	—	—	—	2,111	2,111
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	(3,013)	—	(3,013)
Income (loss) from discontinued operations, net of tax	2,575	—	—	—	—	—	2,575
Net tax effect (a)	(1,936)	(2,209)	(4,823)	(452)	8,209	1,556	345
Total adjustments to GAAP	$ 5,733	3,606	7,869	739	(13,394)	1,085	5,638
	Year ended December 31, 2006						
Derivative market value, foreign currency, and put option adjustments	$ —	—	—	—	5,483	25,592	31,075
Amortization of intangible assets	5,641	5,968	4,573	1,263	7,617	—	25,062
Compensation related to business combinations	—	—	—	—	—	1,747	1,747
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	—	—	—
Income (loss) from discontinued operations, net of tax	(2,239)	—	—	—	—	—	(2,239)
Net tax effect (a)	(2,143)	(2,268)	(1,738)	(480)	(4,978)	(8,626)	(20,233)
Total adjustments to GAAP	$ 1,259	3,700	2,835	783	8,122	18,713	35,412

(a) Beginning in 2008, tax effect is computed using the Company's consolidated effective tax rate for each applicable quarterly period. In prior periods, tax effect was computed at 38% and the change in the value of the put options for prior periods (included in Corporate Activity and Overhead) was not tax effected as this is not deductible for income tax purposes.

Differences between GAAP and "Base Net Income"

Management's financial planning and evaluation of operating results does not take into account the following items because their volatility and/or inherent uncertainty affect the period-to-period comparability of the Company's results of operations. A more detailed discussion of the differences between GAAP and "base net income" follows.

Derivative market value, foreign currency, and put option adjustments: "Base net income" excludes the periodic unrealized gains and losses that are caused by the change in fair value on derivatives used in the Company's risk management strategy in which the Company does not qualify for "hedge treatment" under GAAP. SFAS No. 133 requires that changes in fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria, as specified by SFAS No. 133, are met. The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative instruments primarily used by the Company include interest rate swaps, basis swaps, and cross-currency interest rate swaps. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company does not qualify its derivatives for "hedge treatment" as defined by SFAS No. 133, and the stand-alone derivative must be marked-to-market in the income statement with no consideration for the corresponding change in fair value of the hedged item. The Company believes these point-in-time estimates of asset and liability values that are subject to interest rate fluctuations make it difficult to evaluate the ongoing results of operations against its business plan and affect the period-to-period comparability of the results of operations. Included in "base net income" are the economic effects of the Company's derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual derivative settlements. These settlements are included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income.

"Base net income" excludes the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars. In connection with the issuance of the Euro-denominated bonds, the Company has entered into cross-currency interest rate swaps. Under the terms of these agreements, the principal payments on the Euro-denominated notes will effectively be paid at the exchange rate in effect at the issuance date of the bonds. The cross-currency interest rate swaps also convert the floating rate paid on the Euro-denominated bonds (EURIBOR index) to an index based on LIBOR. Included in "base net income" are the economic effects of any cash paid or received being recognized as an expense or revenue upon actual settlements of the cross-currency interest rate swaps. These settlements are included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income. However, the gains or losses caused by the re-measurement of the Euro-denominated bonds to U.S. dollars and the change in market value of the cross-currency interest rate swaps are excluded from "base net income" as the Company believes the point-in-time estimates of value that are subject to currency rate fluctuations related to these financial instruments make it difficult to evaluate the ongoing results of operations against the Company's business plan and affect the period-to-period comparability of the results of operations. The re-measurement of the Euro-denominated bonds correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel.

"Base net income" also excludes the change in fair value of put options issued by the Company for certain business acquisitions. The put options are valued by the Company each reporting period using a Black-Scholes pricing model. Therefore, the fair value of these options is primarily affected by the strike price and term of the underlying option, the Company's current stock price, and the dividend yield and volatility of the Company's stock. The Company believes these point-in-time estimates of value that are subject to fluctuations make it difficult to evaluate the ongoing results of operations against the Company's business plans and affects the period-to-period comparability of the results of operations.

The gains and/or losses included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income are primarily caused by interest rate and currency volatility, changes in the value of put options based on the inputs used in the Black-Scholes pricing model, as well as the volume and terms of put options and of derivatives not receiving hedge treatment. "Base net income" excludes these unrealized gains and losses and isolates the effect of interest rate, currency, and put option volatility on the fair value of such instruments during the period. Under GAAP, the effects of these factors on the fair value of the put options and the derivative instruments (but not the underlying hedged item) tend to show more volatility in the short term.

Amortization of intangible assets: "Base net income" excludes the amortization of acquired intangibles, which arises primarily from the acquisition of definite life intangible assets in connection with the Company's acquisitions, since the Company feels that such charges do not drive the Company's operating performance on a long term basis and can affect the period-to-period comparability of the results of operations.

Compensation related to business combinations: The Company has structured certain business combinations in which the consideration paid has been dependent on the sellers' continued employment with the Company. As such, the value of the consideration paid is recognized as compensation expense by the Company over the term of the applicable employment agreement. "Base net income" excludes this expense because the Company believes such charges do not drive its operating performance on a long term basis and can affect the period-to-period comparability of the results of operations. If the Company did not enter into the employment agreements in connection with the acquisition, the amount paid to these former shareholders of the acquired entity would have been recorded by the Company as additional consideration of the acquired entity, thus, not having an effect on the Company's results of operations.

Variable rate ***floor income, net of settlements on derivatives*:** Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable rate floor income. The Company excludes variable rate floor income, net of settlements paid on derivatives used to hedge student loan assets earning variable rate floor income, from its base net income since the timing and amount of variable rate floor income (if any) is uncertain, it has been eliminated by legislation for all loans originated on and after April 1, 2006, and it is in excess of expected spreads. In addition, because variable rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

Variable rate floor income was calculated by the Company on a statutory maximum basis. However, as a result of the disruption in the capital markets beginning in August 2007, the full benefit of variable rate floor income calculated on a statutory maximum basis has not been realized by the Company due to the widening of the spread between short term interest rate indices and the Company's actual cost of funds. As a result of the ongoing volatility of interest rates, effective October 1, 2008, the Company changed its calculation of variable rate floor income to better reflect the economic benefit received by the Company related to this income taking into consideration the volatility of certain rate indices which offset the value received. For the year ended December 31, 2008, the economic benefit received by the Company related to variable rate floor income was $25.7 million. There was no economic benefit received by the Company related to variable rate floor income for the three months ended December 31, 2008. Variable rate floor income calculated on a statutory maximum basis for the three months and year ended December 31, 2008 was $2.2 million and $44.5 million, respectively. Beginning October 1, 2008, the economic benefit used by the Company has been used to determine core student loan spread and base net income.

Discontinued operations: In May 2007, the Company sold EDULINX. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company.

STUDENT LOAN AND GUARANTY SERVICING OPERATING SEGMENT – RESULTS OF OPERATIONS

The Student Loan and Guaranty Servicing segment provides for the servicing of the Company's student loan portfolios and the portfolios of third parties and servicing provided to guaranty agencies. The servicing and business process outsourcing activities include loan origination activities, application processing, borrower updates, payment processing, due diligence procedures, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients. The guaranty servicing, servicing support, and business process outsourcing activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services to guaranty agencies.

Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. In addition, the Company earns servicing revenue for the origination of loans. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected.

Student Loan Servicing Volumes

	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006	
	Dollar	Percent	Dollar	Percent	Dollar	Percent
	(dollars in millions)					
Company	$ 24,596 (a)	68.5 %	$ 25,640	75.8 %	$ 21,869	71.5 %
Third Party	11,293 (b)	31.5	8,177	24.2	8,725	28.5
Total	$ 35,889	100.0 %	$ 33,817	100.0 %	$ 30,594	100.0 %

(a) Approximately $644 million of these loans are eligible to be sold to the Department of Education pursuant to its Purchase Commitment Program. The Department obtains all rights to service loans which it purchases as part of this program.

(b) Approximately $928 million of these loans may be eligible to be sold to the Department of Education pursuant to its Purchase Commitment Program. The Department obtains all rights to service loans which it purchases as part of this program.

In 2008, the Company sold $1.8 billion (par value), of federally insured student loans. As a result of these sales, there was a shift in loan servicing volumes from the Company to third parties. Excluding these sales, the Company recognized third party servicing volume growth of 16% from existing and new customers.

Year ended December 31, 2008 compared to year ended December 31, 2007

		Year ended		
		December 31, 2008	December 31, 2007	$ Change
Net interest income after the provision for loan losses	$	1,377	5,459	(4,082)
Loan and guaranty servicing income		104,287	127,775	(23,488)
Other income		51	—	51
Intersegment revenue		75,361	74,687	674
Total other income		179,699	202,462	(22,763)
Salaries and benefits		51,320	85,462	(34,142)
Restructure expense - severance and contract termination costs		747	1,840	(1,093)
Impairment expense		5,074	—	5,074
Other expenses		33,922	36,618	(2,696)
Intersegment expenses		25,111	10,552	14,559
Corporate allocations		22,626	—	22,626
Total operating expenses		138,800	134,472	4,328
"Base net income" before income taxes		42,276	73,449	(31,173)
Income tax expense		14,321	27,910	(13,589)
"Base net income"	$	27,955	45,539	(17,584)
Before Tax Operating Margin		23.3%	35.3%	
Before Tax Operating Margin - excluding restructure and impairment expense and corporate allocations		39.1%	36.2%	

Net interest income after the provision for loan losses. Investment income decreased as a result of an overall decrease in cash held in 2008 compared to 2007, as well as lower interest rates.

Loan and guaranty servicing income. Loan and guaranty servicing income for the year ended December 31, 2008 decreased from the same period in 2007 as follows:

		Year ended			
		December 31, 2008	December 31, 2007	$ Change	% Change
Origination and servicing of FFEL Program loans	$	49,099	55,376	(6,277)	(11.3) %
Origination and servicing of non-federally insured student loans		7,980	10,297	(2,317)	(22.5)
Servicing and support outsourcing for guaranty agencies		47,208	62,102	(14,894)	(24.0)
Loan and guaranty servicing income to external parties	$	104,287	127,775	(23,488)	(18.4) %

- FFELP loan servicing income decreased due to new servicing contracts being priced at lower rates, the loss of clients following the legislative developments in September 2007, and a decrease in originations. This decrease is partially offset by an increase in loan servicing volume.

- Non-federally insured loan servicing income decreased due to a significant customer ceasing to originate non-federally insured loans.

- Servicing and support outsourcing for guaranty agencies decreased $2.5 million from $16.2 million in 2007 to $13.7 million in 2008 due to a decrease in collection revenue. The remaining decrease is due to the termination of a Voluntary Flexible Agreement between the Department and College Assist, which decreased certain rates in which the Company earns revenue.

Operating expenses. Operating expenses increased for the year ended December 31, 2008 compared to the same period in 2007 as a result of the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007. Excluding restructure expense, impairment expense, and corporate allocations, operating expenses decreased $22.3 million, or 16.8%, for the year ended December 31, 2008 compared to the same period in 2007 as a result of cost savings from the Company's September 2007 and January 2008 restructuring plans.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year ended		
	December 31, 2007	December 31, 2006	$ Change
Net interest income after the provision for loan losses	$ 5,459	8,957	(3,498)
Loan and guaranty servicing income	127,775	121,593	6,182
Software services income	—	5	(5)
Other income	—	97	(97)
Intersegment revenue	74,687	63,545	11,142
Total other income	202,462	185,240	17,222
Salaries and benefits	85,462	83,988	1,474
Restructure expense - severance and contract termination costs	1,840	—	1,840
Other expenses	36,618	32,419	4,199
Intersegment expenses	10,552	12,577	(2,025)
Total operating expenses	134,472	128,984	5,488
"Base net income" before income taxes	73,449	65,213	8,236
Income tax expense	27,910	24,780	3,130
"Base net income"	$ 45,539	40,433	5,106
Before Tax Operating Margin	35.3%	33.6%	
Before Tax Operating Margin - excluding restructure expense	36.2%	33.6%	

Net interest income after the provision for loan losses. Investment income decreased as a result of an overall decrease in cash held in 2007 compared to 2006.

Loan and guaranty servicing income. Loan and guaranty servicing income for the year ended December 31, 2007 decreased from the same period in 2006 as follows:

	Year ended			
	December 31, 2007	December 31, 2006	$ Change	% Change
Origination and servicing of FFEL Program loans	$ 55,376	66,374	(10,998)	(16.6) %
Origination and servicing of non-federally insured student loans	10,297	9,672	625	6.5
Servicing and support outsourcing for guaranty agencies	62,102	45,547	16,555	36.3
Loan and guarantee servicing income to external parties	$ 127,775	121,593	6,182	5.1 %

- FFELP loan servicing income decreased as a result of a decrease in the volume of loans serviced. In addition, as a result of the legislative developments, several of the Company's lender partner servicing contracts were priced at lower rates in order to retain clients.

- Servicing and support outsourcing for guaranty agencies increased as a result of an increase in the volume of guaranteed loans serviced as well as an increase in collections due to utilizing an outside collection agency.

Operating expenses. Operating expenses increased as a result of an increase in costs associated with servicing a larger portfolio of guaranteed loans offset by a decrease in costs as a result of outsourcing guaranty collections to an outside agency. During 2007, the operating margin increased as a result of (i) reducing certain fixed costs; (ii) achieving operating leverage; and (iii) realizing operational benefits from integration activities. These integration activities included servicing platform and certain system conversions which have increased operating costs over the prior two years.

TUITION PAYMENT PROCESSING AND CAMPUS COMMERCE OPERATING SEGMENT – RESULTS OF OPERATIONS

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle. The Company provides actively managed tuition payment solutions, online payment processing, detailed information reporting, financial needs analysis, and data integration services to K-12 and higher educational institutions, families, and students. In addition, the Company provides customer-focused electronic transactions, information sharing, and account and bill presentment to colleges and universities.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended		
	December 31, 2008	December 31, 2007	$ Change
Net interest income after the provision for loan losses	$ 1,689	3,802	(2,113)
Other fee-based income	48,435	42,682	5,753
Other income	(280)	84	(364)
Intersegment revenue	302	688	(386)
Total other income	48,457	43,454	5,003
Salaries and benefits	23,290	20,426	2,864
Other expenses	9,879	8,901	978
Intersegment expenses	478	364	114
Corporate allocations	919	—	919
Total operating expenses	34,566	29,691	4,875
"Base net income" before income taxes	15,580	17,565	(1,985)
Income tax expense	5,175	6,675	(1,500)
"Base net income"	$ 10,405	10,890	(485)
Before Tax Operating Margin	31.1%	37.2%	
Before Tax Operating Margin - excluding corporate allocations	32.9%	37.2%	

Net interest income after the provision for loan losses. Investment income decreased as a result of decreases in interest rates on cash held in 2008 compared to 2007.

Other fee-based income. Other fee-based income increased for the year ended December 31, 2008 compared to the same period in 2007 as a result of an increase in the number of managed tuition payment plans as well as an increase in campus commerce transactions processed.

Operating expenses. Operating expenses increased for the year ended December 31, 2008 compared to the same period in 2007 as a result of incurring additional costs associated with salaries and benefits, as well as other expenses, to support the increase in the number of managed tuition payment plans and campus commerce transactions processed. In addition, the Company continues to invest in products, services, and technology to meet customer needs and support continued revenue growth. These investments increased 2008 operating expenses compared to 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year ended December 31, 2007	Year ended December 31, 2006	$ Change
Net interest income after the provision for loan losses	$ 3,802	4,021	(219)
Other fee-based income	42,682	35,090	7,592
Other Income	84	—	84
Intersegment revenue	688	503	185
Total other income	43,454	35,593	7,861
Salaries and benefits	20,426	17,607	2,819
Other expenses	8,901	8,371	530
Intersegment expenses	364	1,025	(661)
Total operating expenses	29,691	27,003	2,688
"Base net income" before income taxes	17,565	12,611	4,954
Income tax expense	6,675	4,791	1,884
"Base net income" before minority interest	10,890	7,820	3,070
Minority interest	—	(242)	242
"Base net income"	$ 10,890	7,578	3,312
Before Tax Operating Margin	37.2%	31.8%	

Other fee-based income. Other fee-based income increased for the year ended December 31, 2007 compared to the same period in 2006 as a result of an increase in the number of managed tuition payment plans as well as an increase in campus commerce clients.

Operating expenses. Operating expenses increased for the year ended December 31, 2007 compared to the same period in 2006 as a result of incurring additional costs associated with salaries and benefits, as well as other expenses, to support the increase in the number of managed tuition payment plans and campus commerce clients. In addition, the Company continues to invest in products, services, and technology to meet customer needs and support continued revenue growth. These investments increased 2007 operating expenses compared to 2006.

ENROLLMENT SERVICES OPERATING SEGMENT – RESULTS OF OPERATIONS

The Company's Enrollment Services segment offers products and services that are focused on helping (i) students plan and prepare for life after high school (content management) and (ii) colleges recruit and retain students (lead generation). Content management products and services include test preparation study guides and online courses, admissions consulting, licensing of scholarship data, essay and resume editing services, and call center services. Lead generation products and services include vendor lead management services, pay per click marketing management, email marketing, admissions lead generation, and list marketing services.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended		
	December 31, 2008	December 31, 2007	$ Change
Net interest income after the provision for loan losses	$ 17	340	(323)
Other fee-based income	112,405	103,311	9,094
Software services income	37	594	(557)
Intersegment revenue	2	891	(889)
Total other income	112,444	104,796	7,648
Salaries and benefits	24,379	33,480	(9,101)
Restructure expense - severance and and contract termination costs	282	929	(647)
Impairment expense	—	11,401	(11,401)
Other expenses	76,189	60,445	15,744
Intersegment expenses	3,240	335	2,905
Corporate allocations	3,401	—	3,401
Total operating expenses	107,491	106,590	901
"Base net income (loss)" before income taxes	4,970	(1,454)	6,424
Income tax expense (benefit)	1,730	(553)	2,283
"Base net income (loss)"	$ 3,240	(901)	4,141
Before Tax Operating Margin	4.4%	(1.4%)	
Before Tax Operating Margin - excluding restructure and impairment expense and corporate allocations	7.7%	10.3%	

Other fee-based income. Other fee-based income increased as a result of an increase in lead generation volume and an increase in content management products and services. This increase in income was offset by a decrease due to the impacts of the economy and the legislative developments in the student loan industry on the list marketing services offered by this segment. Excluding the income associated with the list marketing services, other fee-based income increased approximately $21.4 million, or 26.2%, for the year ended December 31, 2008 compared to the same period in 2007.

Operating expenses. Excluding restructure expense, impairment expense, and the increase in expenses associated with the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, operating expenses increased $9.5 million, or 10.1%, for the year ended December 31, 2008 compared to the same period in 2007. This was the result of an increase in costs associated with providing lead generation services. Salaries and benefits decreased $9.1 million for the year ended December 31, 2008 compared to the same period in 2007 as a result of cost savings from the September 2007 and January 2008 restructuring plans.

For the years ended December 31, 2008 and 2007, operating margins, excluding restructure and impairment expense, corporate allocations, and the income and expenses associated with list marketing services, were 8.9% and (0.3%), respectively.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year ended		
	December 31, 2007	**December 31, 2006**	**$ Change**
Net interest income after the provision for loan losses	$ 340	531	(191)
Other fee-based income	103,311	55,361	47,950
Software services income	594	157	437
Intersegment revenue	891	1,000	(109)
Total other income	104,796	56,518	48,278
Salaries and benefits	33,480	15,510	17,970
Restructure expense - severance and contract termination costs	929	—	929
Impairment expense	11,401	—	11,401
Other expenses	60,445	30,854	29,591
Intersegment expenses	335	17	318
Total operating expenses	106,590	46,381	60,209
"Base net income (loss)" before income taxes	(1,454)	10,668	(12,122)
Income tax expense (benefit)	(553)	4,054	(4,607)
"Base net income (loss)"	$ (901)	6,614	(7,515)
Before Tax Operating Margin	(1.4%)	18.7%	
Before Tax Operating Margin - excluding restructure expense and impairment expense	10.3%	18.7%	

Other fee-based income. Other fee-based income increased primarily as the result of acquisitions. The Company purchased CUnet, LLC ("CUnet") and purchased certain assets and assumed certain liabilities from Thomson Learning, Inc (currently referred to as "Peterson's"). These acquisitions increased other-fee based revenues by $39.8 million. The remaining increase of $8.2 million is a result of an increase in lead generation sales due to additional customers.

Operating expenses. Total operating expenses increased $60.2 million for the year ended December 31, 2007 compared to 2006. Operating expenses increased $40.2 million as a result of the acquisitions of CUnet and Peterson's. The remaining increase in operating expense, excluding the 2007 impairment and restructuring charges, is $7.7 million and is a result of further developing resources and products for the Company's customers in this segment and increases in costs to support the increase in revenue.

SOFTWARE AND TECHNICAL SERVICES OPERATING SEGMENT – RESULTS OF OPERATIONS

The Company's Software and Technical Services operating segment develops student loan servicing software, which is used internally by the Company and also licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, business intelligence, technical consulting services, and Enterprise Content Management solutions.

Many of the Company's external customers receiving services in this segment have been negatively impacted as a result of the passage of the College Cost Reduction Act and the recent disruption in the capital markets. This impact could decrease the demand for products and services and affect this segment's future revenue and profit margins.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended		
	December 31, 2008	December 31, 2007	$ Change
Net interest income after the provision for loan losses	$ 24	18	6
Software services income	19,707	22,075	(2,368)
Intersegment revenue	6,831	15,683	(8,852)
Total other income	26,538	37,758	(11,220)
Salaries and benefits	18,081	23,959	(5,878)
Restructure expense - severance and contract termination costs	487	58	429
Other expenses	2,489	2,995	(506)
Intersegment expenses	37	775	(738)
Corporate allocations	2,286	—	2,286
Total operating expenses	23,380	27,787	(4,407)
"Base net income" before income taxes	3,182	9,989	(6,807)
Income tax expense	1,021	3,796	(2,775)
"Base net income"	$ 2,161	6,193	(4,032)
Before Tax Operating Margin	12.0%	26.4%	
Before Tax Operating Margin - excluding restructure expense and corporate allocations	22.4%	26.6%	

Software services income. Software services income decreased for the year ended December 31, 2008 compared to the same period in 2007 as the result of a reduction in the number of projects for existing customers and the loss of customers due to the legislative developments in the student loan industry throughout 2008.

Intersegment revenue. Intersegment revenue decreased for the year ended December 31, 2008 compared to the same period in 2007 as a result of a decrease in projects for internal customers.

Operating expenses. The decrease in operating expenses was driven by a decrease in costs associated with salaries and benefits as a result of the decrease in projects for customers and the loss of customers due to legislative developments in the student loan industry. These decreases were partially offset by increases in operating expenses as a result of the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year ended		
	December 31, 2007	**December 31, 2006**	**$ Change**
Net interest income after the provision for loan losses	$ 18	105	(87)
Software services income	22,075	15,490	6,585
Intersegment revenue	15,683	17,877	(2,194)
Total other income	37,758	33,367	4,391
Salaries and benefits	23,959	22,063	1,896
Restructure expense - severance and contract termination costs	58	—	58
Other expenses	2,995	3,238	(243)
Intersegment expenses	775	—	775
Total operating expenses	27,787	25,301	2,486
"Base net income" before income taxes	9,989	8,171	1,818
Income tax expense	3,796	3,105	691
"Base net income"	$ 6,193	5,066	1,127
Before Tax Operating Margin	26.4%	24.4%	
Before Tax Operating Margin - excluding restructure expense	26.6%	24.4%	

Software services income. Software services income increased for the year ended December 31, 2007 compared to the same period in 2006 as a result of new customers, additional projects for existing customers, and increased fees.

Operating expenses. The increase in operating expenses was driven by additional costs associated with salaries and benefits, as well as other expenses, to support the increases in customers and projects.

ASSET GENERATION AND MANAGEMENT OPERATING SEGMENT – RESULTS OF OPERATIONS

The Asset Generation and Management Operating Segment includes the origination, acquisition, management, and ownership of the Company's student loan assets, which has historically been the Company's largest product and service offering. The Company historically generated a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the costs associated with originating, acquiring, and financing its portfolio. The Company generates student loan assets through direct origination or through acquisitions. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose.

In addition to the student loan portfolio, all costs and activity associated with the generation of assets, funding of those assets, and maintenance of the debt transactions are included in this segment. This includes derivative activity and the related derivative market value and foreign currency adjustments. The Company is also able to leverage its capital market expertise by providing investment advisory services and other related services to third parties through a licensed broker-dealer subsidiary. Revenues and expenses for those functions are also included in the Asset Generation and Management segment.

Student Loan Portfolio

The table below outlines the components of the Company's student loan portfolio:

	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Federally insured: (a) (b)						
Stafford						
Originated prior to 10/1/07	$ 6,641,817	26.1 %	$ 6,624,009	24.8 %	$ 5,724,586	24.1 %
Originated on or after 10/1/07	960,751	3.8	101,901	0.4	—	—
PLUS/SLS						
Originated prior to 10/1/07	412,142	1.6	414,708	1.5	365,112	1.5
Originated on or after 10/1/07	115,528	0.5	15,233	0.1	—	—
Consolidation						
Originated prior to 10/1/07	16,614,950	65.3	18,646,993	69.8	17,127,623	72.0
Originated on or after 10/1/07	42,753	0.2	251,554	0.9	—	—
Non-federally insured	273,108	1.1	274,815	1.0	197,147	0.8
Total	25,061,049	98.6	26,329,213	98.5	23,414,468	98.4
Unamortized premiums and deferred origination costs	402,881	1.6	452,501	1.7	401,087	1.7
Allowance for loan losses:						
Allowance - federally insured	(25,577)	(0.1)	(24,534)	(0.1)	(7,601)	(0.0)
Allowance - non-federally insured	(25,345)	(0.1)	(21,058)	(0.1)	(18,402)	(0.1)
Net	$ 25,413,008	100.0 %	$ 26,736,122	100.0 %	$ 23,789,552	100.0 %

(a) The College Cost Reduction Act reduced the yield on federally insured loans originated on or after October 1, 2007. As of December 31, 2008 and December 31, 2007, $548.4 million and $278.9 million, respectively, of federally insured student loans are excluded from the above table as these loans are accounted for as participation interests sold under an agreement with Union Bank which is further discussed in note 8 in the Company's consolidated financial statements included in this Report. As of December 31, 2008, $377.1 million of the loans accounted for as participation interests sold under this agreement were originated on or after October 1, 2007, of which $32.8 million were eligible to be participated to the Department under the Participation Program.

(b) As of December 31, 2008, $637.3 million of federally insured student loans from the above table were eligible to be sold or participated to the Department under the Department's Loan Purchase Commitment and Participation Programs, of which $622.2 million were participated to the Department under the Participation Program.

Origination and Acquisition

The Company has historically originated and acquired loans through various methods and channels including: (i) direct-to-consumer channel (in which the Company originates student loans directly with student and parent borrowers), (ii) campus based origination channels, and (iii) spot purchases.

The Company will originate or acquire loans through its campus based channel either directly under one of its brand names or through other originating lenders. In addition to its brands, the Company acquires student loans from lenders to whom the Company provides marketing and/or origination services established through various contracts. Branding partners are lenders for which the Company acts as a marketing agent in specified geographic areas. A forward flow lender is one for whom the Company provides origination services but provides no marketing services or whom simply agrees to sell loans to the Company under forward sale commitments.

The following table sets forth the activity of loans originated or acquired through each of the Company's channels:

	Year ended December 31,		
	2008	2007	2006
Beginning balance	$ 26,329,213	23,414,468	19,912,955
Direct channel:			
Consolidation loan originations	69,078	3,096,754	5,299,820
Less consolidation of existing portfolio	(28,474)	(1,602,835)	(2,643,880)
Net consolidation loan originations	40,604	1,493,919	2,655,940
Stafford/PLUS loan originations	1,258,961	1,086,398	1,035,695
Branding partner channel	936,044	662,629	720,641
Forward flow channel	517,551	1,105,145	1,600,990
Other channels	55,922	804,019	682,852
Total channel acquisitions	2,809,082	5,152,110	6,696,118
Repayments, claims, capitalized interest, participations, and other	(1,877,885)	(1,321,055)	(1,332,086)
Consolidation loans lost to external parties	(369,145)	(800,978)	(1,114,040)
Loans sold	(1,830,216)	(115,332)	(748,479)
Ending balance	$ 25,061,049	26,329,213	23,414,468

The Company has significant financing needs that it meets through the capital markets. Since August 2007, the capital markets have experienced unprecedented disruptions, which have had an adverse impact on the Company's earnings and financial condition. Since the Company could not determine nor control the length of time or extent to which the capital markets would remain disrupted, it reduced its direct and indirect costs related to its asset generation activities and was more selective in pursuing origination activity in the direct to consumer channel. Accordingly, beginning in January 2008, the Company suspended Consolidation and private student loan originations and exercised contractual rights to discontinue, suspend, or defer the acquisition of student loans in connection with substantially all of its branding and forward flow relationships. Prior to and in conjunction with exercising this right, during the first quarter of 2008, the Company accelerated the purchase of loans from certain branding partner and forward flow lenders of approximately $511 million.

During July 2008, the Company purchased approximately $440 million of student loans from certain branding partner and forward flow lenders of which such purchases were previously deferred. These loans were financed in the Company's FFELP warehouse facility prior to the term-out of this agreement.

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In July 2008, the Company did not renew its liquidity provisions on its FFELP warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 academic year pursuant to the Department's Loan Participation Program (as discussed below).

In August 2008, the Department implemented the Loan Purchase Commitment Program and the Loan Participation Program pursuant to the ECASLA. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program must be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which are funded under the Department's Participation Program will need to be refinanced or sold to the Department prior to September 30, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Program, in accordance with the October 7th legislation, which will include FFELP student loans made for the 2009-2010 academic year.

The Company plans to continue to use the Participation Program to fund loans originated for the 2008-2009 and 2009-2010 academic years. These programs are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend.

Activity in the Allowance for Loan Losses

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. An analysis of the Company's allowance for loan losses is presented in the following table:

	Year ended December 31,		
	2008	2007	2006
Balance at beginning of period	$ 45,592	26,003	13,390
Provision for loan losses:			
Federally insured loans	17,000	23,158	9,268
Non-federally insured loans	8,000	5,020	6,040
Total provision for loan losses	25,000	28,178	15,308
Charge-offs, net of recoveries:			
Federally insured loans	(15,207)	(6,225)	(1,765)
Non-federally insured loans	(3,713)	(1,193)	(930)
Net charge-offs	(18,920)	(7,418)	(2,695)
Sale of federally insured loans	(750)	—	—
Sale of non-federally insured loans	—	(1,171)	—
Balance at end of period	$ 50,922	45,592	26,003
Allocation of the allowance for loan losses:			
Federally insured loans	$ 25,577	24,534	7,601
Non-federally insured loans	25,345	21,058	18,402
Total allowance for loan losses	$ 50,922	45,592	26,003
Net loan charge-offs as a percentage of average student loans	0.073 %	0.030 %	0.012 %
Net loan charge-offs as a percentage of the ending balance of student loans in repayment	0.125 %	0.046 %	0.018 %
Total allowance as a percentage of average student loans	0.196 %	0.181 %	0.120 %
Total allowance as a percentage of ending balance of student loans	0.203 %	0.173 %	0.111 %
Non-federally insured allowance as a percentage of the ending balance of non-federally insured loans	9.280 %	7.663 %	9.334 %
Average student loans	$ 26,044,507	25,143,059	21,696,466
Ending balance of student loans	25,061,049	26,329,213	23,414,468
Ending balance of non-federally insured loans	273,108	274,815	197,147

Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The table below shows the Company's student loan delinquency amounts:

	As of December 31, 2008		As of December 31, 2007	
	Dollars	Percent	Dollars	Percent
Federally Insured Loans:				
Loans in-school/grace/deferment(1)	$ 7,374,602		$ 7,115,505	
Loans in forebearance(2)	2,484,478		3,015,456	
Loans in repayment status:				
Loans current	13,169,101	88.2 %	13,937,702	87.5 %
Loans delinquent 31-60 days(3)	536,112	3.6	682,956	4.3
Loans delinquent 61-90 days(3)	240,549	1.6	353,303	2.2
Loans delinquent 91 days or greater(4)	983,099	6.6	949,476	6.0
Total loans in repayment	14,928,861	100.0 %	15,923,437	100.0 %
Total federally insured loans	$ 24,787,941		$ 26,054,398	
Non-Federally Insured Loans:				
Loans in-school/grace/deferment(1)	$ 84,237		$ 111,946	
Loans in forebearance(2)	9,540		12,895	
Loans in repayment status:				
Loans current	169,865	94.7 %	142,851	95.3 %
Loans delinquent 31-60 days(3)	3,315	1.8	3,450	2.3
Loans delinquent 61-90 days(3)	1,743	1.0	1,247	0.8
Loans delinquent 91 days or greater(4)	4,408	2.5	2,426	1.6
Total loans in repayment	179,331	100.0 %	149,974	100.0 %
Total non-federally insured loans	$ 273,108		$ 274,815	

(1) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(2) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(3) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(4) Loans delinquent 91 days or greater include loans in claim status, which are loans which have gone into default and have been submitted to the guaranty agency for FFELP loans, or, if applicable, the insurer for non-federally insured loans, to process the claim for payment.

Student Loan Spread Analysis

The following table analyzes the student loan spread on the Company's portfolio of student loans and represents the spread on assets earned in conjunction with the liabilities and derivative instruments used to fund the assets:

	Year ended December 31,		
	2008	2007	2006
Student loan yield	5.58 %	7.76 %	7.85 %
Consolidation rebate fees	(0.73)	(0.77)	(0.72)
Premium and deferred origination costs amortization	(0.35)	(0.36)	(0.39)
Student loan net yield	4.50	6.63	6.74
Student loan cost of funds	(3.45)	(5.49)	(5.12)
Student loan spread	1.05	1.14	1.62
Variable-rate floor income, net of settlements on derivatives	(0.12)	(0.01)	—
Special allowance yield adjustments, net of settlements on derivatives (a)	—	—	(0.20)
Core student loan spread	0.93 %	1.13 %	1.42 %
Average balance of student loans	$ 26,044,507	$ 25,143,059	21,696,466
Average balance of debt outstanding	26,869,364	26,599,361	23,379,258

(a) The special allowance yield adjustment represents the impact on net spread had certain 9.5% loans earned at statutorily defined rates under a taxable financing. The special allowance yield adjustment includes net settlements on derivative instruments that were used to hedge this loan portfolio earning the excess yield. On January 19, 2007, the Company entered into a Settlement Agreement with the Department to resolve the audit by the OIG of the Company's portfolio of student loans receiving 9.5% special allowance payments. Under the terms of the Agreement, all 9.5% special allowance payments were eliminated for periods on and after July 1, 2006. The Company had been deferring recognition of 9.5% special allowance payments related to those loans subject to the OIG audit effective July 1, 2006 pending satisfactory resolution of this issue.

As noted in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", the Company has a portfolio of student loans that are earning interest at a fixed borrower rate which exceeds the statutorily defined variable lender rate creating fixed rate floor income which is included in its core student loan spread. The majority of these loans are consolidation loans that earn the greater of the borrower rate or 2.64% above the average commercial paper rate during the calendar quarter. When excluding fixed rate floor income, the Company's core student loan spread was 0.79%, 1.09%, and 1.28% for the years ended December 31, 2008, 2007, and 2006, respectively.

The compression of the Company's core student loan spread during the year ended December 31, 2008 compared to 2007 was the result of the following items:

- The passage of the College Cost Reduction Act has reduced the yield on all FFELP loans originated after October 1, 2007.

- Historically, the movement of the various interest rate indices received on the Company's student loan assets and paid on the debt to fund such loans was highly correlated. As shown in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," the short term movement of the indices was dislocated beginning in August 2007. This dislocation has had a negative impact on the Company's student loan net interest income.

- The spread to LIBOR on asset-backed securities transactions has increased significantly since August 2007. Since August 2007, the Company has issued $6.0 billion of notes in asset-backed securities transactions ($1.5 billion in August 2007, $1.2 billion in March 2008, $1.9 billion in April 2008, and $1.3 billion in May 2008). The increase in costs on these transactions from historical levels have had and will continue to have a negative impact on the Company's student loan net interest income. The increased spread to LIBOR on asset-backed securities transactions is shown in the below table:


Spread to LIBOR (basis points)
500
475
450
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09

- The interest rates on approximately $1.9 billion of the Company's asset-backed securities are set and periodically reset via a "dutch auction." Beginning in February 2008, the auction process to establish the rates on the Auction Rate Securities has failed. As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the governing documents. During 2008, the Company paid unfavorable interest rates on the majority of its Auction Rate Securities as a result of the application of certain of these maximum rate auction provisions in the underlying documents for such financings.

The compression of the Company's core student loan spread during the year ended December 31, 2007 compared to 2006 was the result of the following items:

- The increase in the cost of debt as a result of the disruptions in the debt and secondary capital markets.

- An increase in lower yielding consolidation loans and an increase in the consolidation rebate fees.

- The elimination of 9.5% special allowance payments on non-special allowance yield adjustment student loans as a result of the Settlement Agreement with the Department.

- The mismatch in the reset frequency between the Company's floating rate assets and floating rate liabilities. The company's core student loan spread benefited in the rising interest rate environment for the first six months in 2006 because the Company's cost of funds reset periodically on a discrete basis, in advance, while the Company's student loans received a yield based on the average daily interest rate over the period. As interest rates remained relatively flat or decreased during 2007, as compared to the same period in 2006, the Company did not benefit from the rate reset discrepancy of its assets and liabilities contributing to the compression.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended		
	December 31, 2008	December 31, 2007	$ Change
Net interest income after the provision for loan losses	$ 152,773	236,821	(84,048)
Loan and guaranty servicing income	16	294	(278)
Other fee-based income	17,859	13,387	4,472
Other income	(448)	4,433	(4,881)
Gain (loss) on sale of loans	(53,035)	3,597	(56,632)
Derivative market value, foreign currency, and put option adjustments	466	—	466
Derivative settlements, net	65,622	6,628	58,994
Total other income	30,480	28,339	2,141
Salaries and benefits	8,316	23,101	(14,785)
Restructure expense - severance and contract termination costs	1,845	2,406	(561)
Impairment expense	9,351	28,291	(18,940)
Other expenses	35,679	29,205	6,474
Intersegment expenses	74,609	74,714	(105)
Corporate allocations	2,496	—	2,496
Total operating expenses	132,296	157,717	(25,421)
"Base net income" before income taxes	50,957	107,443	(56,486)
Income tax expense	18,356	40,828	(22,472)
"Base net income"	$ 32,601	66,615	(34,014)
Before Tax Operating Margin	27.8%	40.5%	
Before Tax Operating Margin - excluding restructure expense, impairment expense, provision for loan losses related to the loss of Exceptional Performer in 2007, the loss on sale of loans in 2008, liquidity contingency planning fees, and corporate allocations	55.5%	54.8%	

Net interest income after the provision for loan losses

	Year ended December 31,		Change	
	2008	**2007**	**Dollars**	**Percent**
Loan interest	$ 1,415,281	1,948,751	(533,470)	(27.4) %
Consolidation rebate fees	(190,604)	(193,687)	3,083	1.6
Amortization of loan premiums and deferred origination costs	(90,619)	(91,020)	401	0.4
Total loan interest	1,134,058	1,664,044	(529,986)	(31.8)
Investment interest	30,271	66,838	(36,567)	(54.7)
Total interest income	1,164,329	1,730,882	(566,553)	(32.7)
Interest on bonds and notes payable	986,556	1,465,883	(479,327)	(32.7)
Provision for loan losses	25,000	28,178	(3,178)	(11.3)
Net interest income after provision for loan losses	$ 152,773	236,821	(84,048)	(35.5) %

- The average student loan portfolio increased $0.9 billion, or 3.6%, for the year ended December 31, 2008 compared to the same period in 2007. The increase in average loans was offset by a decrease in the yield earned on student loans. Loan interest income decreased $533.5 million as a result of these factors.

- Consolidation rebate fees decreased due to the $0.2 billion, or 1.1%, decrease in the average consolidation loan portfolio.

- The amortization of loan premiums and deferred origination costs decreased as a result of reduced costs to acquire or originate loans.

- Investment interest decreased as a result of an overall decrease in average cash held in 2008 as compared to 2007, as well as lower interest rates.

- Interest expense decreased as a result of a decrease in interest rates on the Company's variable rate debt which lowered the Company's cost of funds (excluding net derivative settlements) to 3.67% for the year ended December 31, 2008 compared to 5.51% for the same period a year ago.

- Excluding an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program in 2007, the provision for loan losses increased for the year ended December 31, 2008 compared to 2007. The provision for loan losses for federally insured loans increased in 2008 as a result of the increase in risk share as a result of the loss of Exceptional Performer. The provision for loan losses for non-federally insured loans increased primarily due to increases in delinquencies as a result of the continued weakening of the U.S. economy.

Other fee-based income. Borrower late fees increased $3.3 million for the year ended December 31, 2008 compared to the same period in 2007 as a result of the increase in the average student loan portfolio.

Other income. Other income decreased due to the elimination of an agreement with a third party during the third quarter of 2007 under which the Company provided administrative services to the third party for a fee and due to realized losses from certain investments. Income in 2007 from this agreement was $2.6 million.

Gain (loss) on sale of loans. As part of the Company's asset management strategy, the Company periodically sells student loan portfolios to third parties. In 2007, the Company sold $115.3 million (par value) of student loans and recorded a gain of $3.6 million. During 2008, the Company recognized a loss of $53.0 million as a result of the sale of $1.8 billion (par value) of loans. These loans were sold to decrease the collateral included in the Company's FFELP warehouse facility to reduce exposure related to the facility's equity support provisions.

Derivative settlements, net. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Operating expenses. The Company incurred expenses of $13.5 million in 2008 from fees paid related to liquidity contingency planning. Excluding these fees, restructure expense, impairment expense, and corporate allocations, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, operating expenses decreased $21.9 million, or 17.3%, for the year ended December 31, 2008 compared to same period in 2007. This decrease is a result of cost savings from the Company's September 2007 and January 2008 restructuring plans.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year ended		
	December 31, 2007	December 31, 2006	$ Change
Net interest income after the provision for loan losses	$ 236,821	303,586	(66,765)
Loan and guaranty servicing income	294	—	294
Other fee-based income	13,387	11,867	1,520
Software services income	—	238	(238)
Other income	4,433	3,833	600
Gain (loss) on sale of loans	3,597	16,133	(12,536)
Derivative settlements, net	6,628	18,381	(11,753)
Total other income	28,339	50,452	(22,113)
Salaries and benefits	23,101	53,036	(29,935)
Restructure expense - severance and contract termination costs	2,406	—	2,406
Impairment expense	28,291	21,687	6,604
Other expenses	29,205	51,085	(21,880)
Intersegment expenses	74,714	52,857	21,857
Total operating expenses	157,717	178,665	(20,948)
"Base net income" before income taxes	107,443	175,373	(67,930)
Income tax expense	40,828	66,642	(25,814)
"Base net income"	$ 66,615	108,731	(42,116)
Before Tax Operating Margin	40.5%	49.5%	
Before Tax Operating Margin - excluding restructure expense, impairment expense, and provision for loan losses related to the loss of Exceptional Performer in 2007	54.8%	55.7%	

Net interest income after the provision for loan losses

	Year ended December 31,		Change	
	2007	2006	Dollars	Percent
Loan interest	$ 1,948,751	1,699,859	248,892	14.6 %
Consolidation rebate fees	(193,687)	(156,751)	(36,936)	(23.6)
Amortization of loan premiums and deferred origination costs	(91,020)	(87,393)	(3,627)	(4.2)
Total loan interest	1,664,044	1,455,715	208,329	14.3
Investment interest	66,838	78,708	(11,870)	(15.1)
Total interest income	1,730,882	1,534,423	196,459	12.8
Interest on bonds and notes payable	1,465,883	1,215,529	250,354	20.6
Provision for loan losses	28,178	15,308	12,870	84.1
Net interest income after provision for loan losses	$ 236,821	303,586	(66,765)	(22.0) %

- Loan interest for the year ended December 31, 2006 included $32.3 million of 9.5% special allowance payments. The Company received no 9.5% special allowance payments for the year ended December 31, 2007 as a result of the Settlement Agreement with the Department.

- The average student loan portfolio increased $3.4 billion, or 15.9%, for the year ended December 31, 2007 compared to the same period in 2006. Student loan yield, excluding 9.5% special allowance payments, increased to 7.75% in 2007 from 7.69% in 2006. The increase in student loan yield is the result of a higher interest rate environment and is offset by an increase in the percentage of lower yielding consolidation loans to the total portfolio. Loan interest income, excluding the 9.5% special allowance payments, increased $281.2 million as a result of these factors.

- Consolidation rebate fees increased due to the $3.4 billion, or 22.9%, increase in the average consolidation loan portfolio.

- The amortization of loan premiums and deferred origination costs increased due to an increase in the average student loan portfolio.

- Investment interest decreased as a result of an overall decrease in cash held in 2007 as compared to 2006.

- Interest expense increased due to the $3.2 billion, or 13.8%, increase in average debt for the year ended December 31, 2007 compared to the same period in 2006. In addition, the Company's cost of funds (excluding net derivative settlements) increased to 5.51% for the year ended December 31, 2007 compared to 5.20% for the same period a year ago. Interest expense was impacted in 2007 by credit market disruptions as further discussed in this Report.

- The provision for loan losses increased in 2007 because the Company recognized a $15.7 million provision on its federally insured portfolio as a result of the College Cost Reduction Act. The 2006 provision for loan losses includes a $6.9 million charge the Company recognized on its federally insured portfolio as a result of HERA which was enacted into law on February 8, 2006. Excluding these items, the provision for loan losses increased in 2007 as a result of the increase in risk share as a result of the loss of Exceptional Performer and an increase in the average student loan portfolio.

Other fee-based income. Borrower late fees increased $0.9 million for the year ended December 31, 2007 compared to the same period in 2006 as a result of the increase in the average student loan portfolio. In addition, income from providing investment advisory services and services to third parties through the Company's licensed broker dealer increased in 2007 compared to 2006.

Gain (loss) on sale of loans. As part of the Company's asset management strategy, the Company periodically sells student loan portfolios to third parties. During 2007 and 2006, the Company sold $115.3 million (par value) and $748.5 million (par value) of student loans, respectively, resulting in the recognition of a gain of $3.6 million and $16.1 million, respectively.

Derivative settlements, net. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133. Derivative settlements for each applicable period should be evaluated with the Company's net interest income.

Operating expenses. Excluding the restructure and impairment charges, operating expenses decreased $30.0 million, or 19.1%, for the year ended December 31, 2007 compared to the same period in 2006. The Company reduced its cost to service loans by converting loan volume acquired during certain 2005 acquisitions from third party servicers to the Company's servicing platform. These reductions were offset by an increase in the cost to service loans as a result of loan growth.

LIQUIDITY AND CAPITAL RESOURCES

The Company's fee-based businesses are not capital intensive businesses and all of these businesses produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to these segments. Therefore, the majority of the Liquidity and Capital Resources discussion is concentrated on the Company's Asset Generation and Management operating segment. The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities and asset-backed securitizations), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and student loan acquisitions. In addition, the Company uses operating cash flow, borrowings on its unsecured line of credit, and unsecured debt offerings to fund corporate activities, business acquisitions, and repurchases of common stock. The Company has also used its common stock to partially fund certain business acquisitions. The Company has a universal shelf registration statement with the SEC which allows the Company to sell up to $825.0 million of securities that may consist of common stock, preferred stock, unsecured debt securities, warrants, stock purchase contracts, and stock purchase units. The terms of any securities are established at the time of the offering.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time-to-time repurchase certain amounts of its outstanding debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The following table summarizes the Company's bonds and notes outstanding as of December 31, 2008:

		Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):				
Bonds and notes based on indices	$	20,509,073	0.75% - 5.02%	09/25/13 - 06/25/41
Bonds and notes based on auction or remarketing (b)		2,713,285	0.00% - 6.00%	11/01/09 - 07/01/43
Total variable-rate bonds and notes		23,222,358		
Commercial paper - FFELP facility (c)		1,445,327	1.32% - 2.94%	05/09/10
Commercial paper - private loan facility (c)		95,020	2.49%	03/14/09
Fixed-rate bonds and notes (a)		202,096	5.30% - 6.68%	11/01/09 - 05/01/29
Unsecured fixed rate debt		475,000	5.13% and 7.40%	06/01/10 and 09/15/61
Unsecured line of credit		691,500	0.98% - 2.41%	05/08/12
Department of Education Participation		622,170	3.37%	09/30/09
Other borrowings		34,488	1.25% - 5.47%	05/22/09 - 11/01/15
	$	26,787,959		

(a) Issued in asset-backed securitizations

(b) As of December 31, 2008, the Company had $115.2 million of bonds based on an auction rate of 0%, due to the Maximum Rate auction provisions in the underlying documents for such financings. The Maximum Rate provisions include multiple components, one of which is based on T-bill rates. The T-bill component calculation for these bonds produced negative rates, which resulted in auction rates of zero percent for the applicable period.

(c) Loan warehouse facilities

Secured Financing Transactions

The Company has historically relied upon secured financing vehicles as its most significant source of funding for student loans. The net cash flow the Company receives from the securitized student loans generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized student loans are subordinate to bondholder interests and may fail to generate any cash flow beyond what is due to bondholders. The Company's secured financing vehicles are loan warehouse facilities, asset-backed securitizations, and the government's Participation Program (as described below).

On July 31, 2008, the Company did not renew its liquidity provisions on its FFELP loan warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company accessed alternative sources of funding to originate new FFELP student loans, including the Department's Loan Participation Program, and an existing facility with Union Bank which are further discussed below.

Loan warehouse facilities

Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. The Company has historically relied upon three conduit warehouse loan financing vehicles to support its funding needs on a short term basis: a multi-year committed facility for FFELP loans, a $250.0 million private loan warehouse for non-federally insured student loans, and a single-seller extendible commercial paper conduit for FFELP loans.

FFELP Warehouse Facility

The Company's multi-year committed facility for FFELP loans terminates in May 2010 and was supported by 364-day liquidity which was scheduled for renewal on May 9, 2008. The Company obtained an extension on this renewal until July 31, 2008. On July 31, 2008, the Company did not renew the liquidity provisions of this facility. Accordingly, as of July 31, 2008, the facility became a term facility with a final maturity date of May 9, 2010. Pursuant to the terms of the agreement, since liquidity was not renewed, the

Company's cost of financing under this facility increased 10 basis points. The agreement also includes provisions which allow the banks to charge a rate equal to LIBOR plus 128.5 basis points if they choose to finance their portion of the facility with sources of funds other than their commercial paper conduit. As of December 31, 2008, the Company had $1.6 billion of student loans in the facility and $1.4 billion borrowed under the facility.

The terms and conditions of the Company's warehouse facility for FFELP loans provides for formula based advance rates based on market conditions. While the Company does not believe that the loan valuation formula is reflective of the actual fair value of its loans, it is subject to compliance with such mark-to-formula provisions of the warehouse facility agreement. As of December 31, 2008 and February 27, 2009, the Company had a cumulative amount of $280.6 million and $236.3 million, respectively, posted as equity funding support for this facility.

The Company has utilized its $750.0 million unsecured line of credit to fund equity advances on its warehouse facility. As of February 27, 2009, the Company had $691.5 million outstanding under this line of credit. The unsecured line of credit terminates in May 2012.

Continued dislocations in the credit markets may cause additional volatility in the loan valuation formula. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facility greater than what the Company can provide, the warehouse facility could be subject to an event of default resulting in a termination of the facility and an acceleration of the repayment provisions. A default on the FFELP warehouse facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

The Company continues to look at various alternatives to remove loans from the warehouse facility including other financing arrangements, using unrestricted operating cash, and/or selling loans to third parties. In addition, in January 2009, the Department published summary terms under which it will finance eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders. Loans eligible for the Conduit Program must be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. Funding for the Conduit Program will be provided by the capital markets at a cost based on market rates. The Conduit Program will have a term of five years. As of December 31, 2008, the Company had approximately $873 million of loans included in its warehouse facility that would be eligible for the Conduit Program.

Private Loan Warehouse Facility

As of December 31, 2008, the Company had $154.2 million of student loans in its private loan warehouse facility and $95.0 million borrowed under the facility. On February 25, 2009, the Company paid all debt outstanding on this facility with operating cash and terminated the facility.

Commercial Paper Warehouse Program

In August 2006, the Company established a $5.0 billion extendable commercial paper warehouse program for FFELP loans, under which it can issue one or more short term extendable secured liquidity notes. As of December 31, 2008, no notes were outstanding under this warehouse program. As a result of the disruption of the credit markets, there is no market for the issuance of notes under this facility. Management believes it is currently unlikely a market will exist in the foreseeable future.

Asset-backed securitizations

Of the $26.8 billion of debt outstanding as of December 31, 2008, $23.4 billion was issued under term asset-backed securitizations. Depending on market conditions, the Company anticipates continuing to access the asset-backed securities market. As a result of the disruptions in the credit markets, the Company may not be able to issue asset-backed financings at rates historically achieved by the Company, at levels equal to or less than other financing agreements, or at levels otherwise considered beneficial to the Company. Accordingly, the Company's operational and financial results may be negatively impacted. Securities issued in the securitization transactions are generally priced based upon a spread to LIBOR or set under an auction or remarketing procedure.

LIBOR based notes

As of December 31, 2008, the Company had $20.5 billion of notes issued under asset-backed securitizations that primarily reprice at a fixed spread to three month LIBOR and are structured to substantially match the maturity of the funded assets. These notes fund FFELP student loans that are predominantly set based on a spread to three month commercial paper. The three month LIBOR and three month commercial paper indexes have historically been highly correlated. Based on cash flows developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from these transactions will be approximately $1.4 billion. These cash flows consist of net spread and servicing and administrative revenue in excess of estimated cost. However, due to the unintended consequences of government intervention in the commercial paper markets and limited issuances of qualifying financial commercial paper, the relationship between the three-month financial commercial paper and LIBOR rates has been distorted and volatile. Such distortion has had and may continue to have a significant impact on the earnings and cash flows of this portfolio.

The Company has certain LIBOR-indexed notes that match the maturity of the funded assets, however, must periodically be remarketed by the Company. Upon remarketing, the interest rates on the notes are reset. The Company also has the option to repurchase the notes prior to a failed remarketing and hold the notes as an investment until such time they can be remarketed. In the event the notes cannot be remarketed and they are not repurchased by the Company, the interest rate increases to and remains at 3-month LIBOR plus 75 basis points until such time as they can be successfully remarketed or purchased by the Company. The Company has $200 million of notes due to be remarketed on May 26, 2009 and an additional $950 million and $115 million to be remarketed in 2016 and 2018, respectively.

Auction or remarketing based notes

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" or through a remarketing utilizing remarketing agents. The Company is currently sponsor on approximately $1.9 billion of Auction Rate Securities and $0.8 billion of Variable Rate Demand Notes.

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. During the first quarter of 2008, as part of the credit market crisis, auction rate securities from various issuers failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 8, 2008, the Company's Auction Rate Securities have failed in this manner. Under normal conditions, banks have historically purchased these securities when investor demand is weak. However, since February 2008, banks have been allowing auctions to fail. Currently, all of the Company's Auction Rate Securities are in a failed auction status and the Company believes they will remain in a failed status for an extended period of time and possibly permanently.

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities. Based on the relative levels of these indices as of December 31, 2008, the rates expected to be paid by the Company range from 91-day T-Bill plus 125 basis points, on the low end, to LIBOR plus 250 basis points, on the high end. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

The Company cannot predict whether future auctions related to its Auction Rate Securities will be successful, but management believes it is likely auctions will continue to fail indefinitely. The Company is currently seeking alternatives for reducing its exposure to the auction rate market, but may not be able to achieve alternate financing for some or all of its Auction Rate Securities.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. The maximum rate for Variable Rate Demand Notes is based on a spread to certain indexes as defined in the underlying documents, with the highest to the Company being Prime plus 200 basis points.

Funding New FFELP Student Loan Originations

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In July 2008, the Company did not renew its liquidity provisions on its FFELP warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 academic year pursuant to the Department's Loan Participation Program and participation agreement with Union Bank.

Department of Education's Loan Participation and Purchase Commitment Programs

In August 2008, the Department implemented the Loan Purchase Commitment Program and the Loan Participation Program pursuant to the ECASLA. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program must be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which are funded under the Department's Participation Program will need to be refinanced or sold to the Department prior to September 30, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Program, in accordance with the October 7th legislation, which will include FFELP student loans made for the 2009-2010 academic year.

As of December 31, 2008, the Company had $622.2 million of FFELP loans funded using the Participation Program. The Company plans to continue to use the Participation Program to fund loans originated for the 2008-2009 and 2009-2010 academic years. These programs are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend. As of February 27, 2009, the Company had $1.4 billion of FFELP loans funded using the Participation Program.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company has the option to purchase the participation interests from the grantor trusts at the end of a 364-day period upon termination of the participation certificate. As of December 31, 2008, $548.4 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million. Loans participated under this agreement qualify as a sale pursuant to the provisions of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet.

Unsecured Operating Line of Credit

The Company has a $750.0 million unsecured line of credit that terminates in May 2012. As of December 31, 2008, there was $691.5 million outstanding on this line and $58.5 million available for future use. The weighted average interest rate on this line of credit was 1.25% as of December 31, 2008. Upon termination in 2012, there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary. As discussed previously, the Company may need to fund certain loans or provide additional equity funding support related to advance rates on its warehouse facilities. As of February 27, 2009, the Company has contributed $236.3 million in equity funding support to these facilities. The Company has funded these contributions primarily by advances on its operating line of credit. As of February 27, 2009, the Company has $691.5 million outstanding under this line of credit. The lending commitment under the Company's unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank, a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Since the bankruptcy filing, the Company has experienced funding delays from Lehman and does not expect Lehman to fund future borrowing requests. As of February 27, 2009, excluding Lehman Bank's lending commitment, the Company had $51.2 million available for future use under its unsecured line of credit.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

(i) A minimum consolidated net worth

(ii) A minimum adjusted EBITDA to corporate debt interest (over the last four rolling quarters)

(iii) A limitation on subsidiary indebtedness

(iv) A limitation on the percentage of non-guaranteed loans in the Company's portfolio

As of December 31, 2008, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP and private loan warehouses.

As previously discussed, continued dislocations in the credit markets may cause additional volatility in the loan valuation formula included in the Company's FFELP warehouse facility. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facility greater than what the Company can provide, the warehouse facility could be subject to an event of default resulting in a termination of the facility and an acceleration of the repayment provisions. A default on the FFELP warehouse facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

Unsecured Debt Offerings

In May 2005, the Company issued $275.0 million in aggregate principal amount of Senior Notes due June 1, 2010 (the "Notes"). The Notes are unsecured obligations of the Company. The interest rate on the Notes is 5.125%, payable semiannually. At the Company's option, the Notes are redeemable in whole at any time or in part from time to time at the redemption price described in the Company's prospectus supplement.

In September 2006, the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"). The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through the optional redemption date, September 28, 2011, is 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date", the interest rate on the Hybrid Securities will be equal to three-month LIBOR plus 3.375%, payable quarterly. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that the Company has received proceeds from the sale of certain qualifying capital securities prior to such date (as defined in the Hybrid Securities' prospectus). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the prospectus, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable in whole at any time or in part from time to time at the redemption price described in the prospectus supplement.

Contractual Obligations

The Company is committed under noncancelable operating leases for certain office and warehouse space and equipment. The Company's contractual obligations as of December 31, 2008 were as follows:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bonds and notes payable	$ 26,787,959	792,970	1,841,576	814,633	23,338,780
Operating lease obligations	39,372	9,425	15,689	11,547	2,711
Other	47,055	20,000	27,055	—	—
Total	$ 26,874,386	822,395	1,884,320	826,180	23,341,491

As of December 31, 2008, the Company had a reserve of $6.4 million for uncertain income tax positions per the provisions of FIN 48 (including the federal benefit received from state positions and accrued interest). This obligation is not included in the above table as the timing and resolution of the income tax positions cannot be reasonably estimated at this time.

The Company has an obligation to purchase $47.1 million of private loans from an unrelated financial institution in quarterly installments of $5 million through the third quarter of 2010 with any remaining amount to be purchased at that time.

The Company has commitments with its branding partners and forward flow lenders which obligate the Company to purchase loans originated under specific criteria, although the branding partners and forward flow lenders are typically not obligated to provide the Company with a minimum amount of loans. These commitments generally run for periods ranging from one to five years and are generally renewable. The Company has significant financing needs that it meets through the capital markets, including the debt and secondary markets. Since August 2007, these markets have experienced unprecedented disruptions, which are having an adverse impact on the Company's earnings and financial condition. The Company cannot determine nor control the length of time or extent to which the capital markets will remain disrupted. Accordingly, the Company has the ability to exercise contractual rights to discontinue, suspend, or defer the acquisition of student loans in connection with its branding and forward flow relationships. Commitments to purchase loans under these arrangements are not included in the table above.

As a result of the Company's previous acquisitions, the Company has certain contractual obligations or commitments as follows:

- LoanSTAR Funding Group, Inc. ("LoanSTAR") – As part of the agreement for the acquisition of the capital stock of LoanSTAR from the Greater Texas Foundation ("Texas Foundation"), the Company agreed to sell student loans in an aggregate amount sufficient to permit the Texas Foundation to maintain a portfolio of loans equal to no less than $200 million through October 2010. The sales price for such loans is the fair value mutually agreed upon between the Company and the Texas Foundation. To satisfy this obligation, the Company is obligated to sell loans to the Texas Foundation on a quarterly basis; however, the Foundation recently has chosen not to purchase such loans.

- infiNET Integrated Solutions, Inc. ("infiNET") – Stock price guarantee of $104.8375 per share on 95,380 shares of Class A Common Stock (less the greater of $41.9335 or the gross sales price such seller obtains from a sale of the shares occurring prior to February 28, 2011 as defined in the agreement) issued as part of the original purchase price. The obligation to pay this guaranteed stock price is due February 28, 2011 and is not included in the table above. Based upon the closing sale price of the Company's Class A Common Stock as of December 31, 2008 of $14.33 per share, the Company's obligation under this stock price guarantee would have been $6.0 million (($104.8375 - $41.9335) x 95,380 shares). Any cash paid by the Company in consideration of satisfying the guaranteed value of stock issued for this acquisition would be recorded by the Company as a reduction to additional paid-in capital.

Sources of Liquidity

Sources of Liquidity Available for New FFELP Stafford and PLUS Loans

On July 31, 2008, the Company did not renew the liquidity provisions of its FFELP warehouse facility. Accordingly, on July 31, 2008, the facility became a term facility with a final maturity date of May 9, 2010. No new student loan originations can be funded under this program.

The Company has unlimited sources of primary liquidity available for new FFELP Stafford and PLUS loan originations for the 2008-2009 and 2009-2010 academic years under the Department's Participation and Purchase Programs. In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. See "Union Bank Participation Agreement" discussed earlier in this section.

Sources of Liquidity Available for General Corporate Purposes

The following table details the Company's primary sources of liquidity and the available capacity at February 27, 2009 for general corporate purposes:

Sources of primary liquidity: (a)		
Cash and cash equivalents (b)	$	215,000
Unencumbered private student loan assets		197,000
Unused unsecured line of credit (c)		51,000
Total sources of primary liquidity	$	463,000

(a) The sources of primary liquidity table above does not include the following:

- Asset-backed security investments – As part of the Company's issuance of asset-backed securitizations in March 2008 and May 2008, due to credit market conditions when these notes were issued, the Company purchased the Class B subordinated notes of $36 million (par value) and $41 million (par value), respectively. These notes are not included on the Company's consolidated balance sheet. If the credit market conditions improve, the Company anticipates selling these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Upon sale, these notes would be shown as "bonds and notes payable" on the Company's consolidated balance sheet. Unless there is a significant market improvement, the Company believes the market value of such notes will be less than par value. The difference between the par value and market value would be recognized by the Company as interest expense over the life of the bonds.

(b) The Company also has restricted cash and investments; however, the Company is limited in the amounts of funds that can be transferred from its subsidiaries through intercompany loans, advances, or cash dividends. These limitations result from the restrictions contained in trust indentures under debt financing arrangements to which the Company's education lending subsidiaries are parties. The Company does not believe these limitations will significantly affect its operating cash needs. The amounts of cash and investments restricted in the respective reserve accounts of the education lending subsidiaries are shown on the balance sheets as restricted cash and investments.

(c) The lending commitment under the Company's unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank, a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Since the bankruptcy filing, the Company has experienced funding delays from Lehman and does not expect Lehman to fund future borrowing requests. The amount included in the table above excludes Lehman's commitment.

Dividends

In the first quarter of 2007, the Company began paying dividends of $0.07 per share on the Company's Class A and Class B Common Stock which were paid quarterly through the first quarter of 2008. On May 21, 2008, the Company announced that it was temporarily suspending its quarterly dividend program. The Company will continue to evaluate its dividend policy, which is subject to future earnings, capital requirements, financial condition, and other factors.

CRITICAL ACCOUNTING POLICIES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 3 of the consolidated financial statements, which are included in this Report, includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" — that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the following critical accounting policies that are discussed in more detail below: allowance for loan losses, revenue recognition, purchase price accounting related to business and certain asset acquisitions, and income taxes.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, months in repayment, delinquency status, type of program, and trends in defaults in the portfolio based on Company and industry data. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses. The Company places a non-federally insured loan on nonaccrual status and charges off the loan when the collection of principal and interest is 120 days past due.

The allowance for federally insured and non-federally insured loans is maintained at a level management believes is adequate to provide for estimated probable credit losses inherent in the loan portfolio. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes.

Revenue Recognition

Student Loan Income – The Company recognizes student loan income as earned, net of amortization of loan premiums and deferred origination costs. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as principal reductions for timely payments ("borrower benefits") and other yield adjustments. The estimate of the borrower benefits discount is dependent on the estimate of the number of borrowers who will eventually qualify for these benefits. For competitive and liquidity purposes, the Company frequently changes the borrower benefit programs in both amount and qualification factors. These programmatic changes must be reflected in the estimate of the borrower benefit discount. Loan premiums, deferred origination costs, and borrower benefits are included in the carrying value of the student loan on the consolidated balance sheet and are amortized over the estimated life of the loan in accordance with SFAS No. 91, *Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*. The most sensitive estimate for loan premiums, deferred origination costs, and borrower benefits is the estimate of the constant prepayment rate ("CPR"). CPR is a variable in the life of loan estimate that measures the rate at which loans in a portfolio pay before their stated maturity. The CPR is directly correlated to the average life of the portfolio. CPR equals the percentage of loans that prepay annually as a percentage of the beginning of period balance. A number of factors can affect the CPR estimate such as the rate of consolidation activity and default rates. Should any of these factors change, the estimates made by management would also change, which in turn would impact the amount of loan premium and deferred origination cost amortization recognized by the Company in a particular period.

Other Fee-Based Income – Other fee-based income is primarily attributable to fees for providing services and the sale of lists and print products. Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. The Company's service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Revenue from the sale of lists and print products is generally earned and recognized, net of estimated returns, upon shipment or delivery.

The Company assesses collectability of revenues and its allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. An allowance for doubtful accounts is established to record accounts receivable at estimated net realizable value. If the Company determines that collection of revenues is not reasonably assured at or prior to delivery of the Company's services, revenue is recognized upon the receipt of cash.

Goodwill and Intangible Assets – Impairment Assessments

The Company reviews goodwill for impairment annually and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Actual future results may differ from those estimates.

The Company makes judgments about the recoverability of purchased intangible assets annually and whenever triggering events or changes in circumstances indicate that an other than temporary impairment may exist. Each quarter the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. In accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Income Taxes

The Company is subject to the income tax laws of the U.S and its states and municipalities in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. The Company reviews these balances quarterly and as new information becomes available, the balances are adjusted, as appropriate.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS No. 141R"), which changes the accounting for business acquisitions. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. For the Company, SFAS No. 141R is effective for business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31, 2008. The Company is currently evaluating the future impacts and disclosures related to SFAS No. 141R.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company) and is to be applied prospectively. The Company adopted SFAS No. 157 on January 1, 2008. The Company elected to delay the application of SFAS No. 157 to nonfinancial assets and nonfinancial liabilities, as allowed by FASB Staff Position SFAS No. 157-2. The Company is currently evaluating the impacts and disclosures related to SFAS No. 157-2, but would not expect SFAS No. 157-2 to have a material impact on the Company's consolidated results of operations or financial condition. In light of the recent economic turmoil occurring in the United States, the FASB released FSP SFAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("SFAS No. 157-3"), on October 10, 2008. SFAS No. 157-3 clarified, among other things, that quotes and other market inputs need not be solely used to determine fair value if they do not relate to an active market. SFAS No. 157-3 points out that when relevant observable market information is not available, an approach that incorporates management's judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction would be acceptable (such as a discounted cash flow analysis). Regardless of the valuation technique applied, entities must include appropriate risk adjustments that market participants would make, including adjustments for nonperformance risk (credit risk) and liquidity risk.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS No. 159"), which permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 allows entities to achieve an offset accounting effect for certain changes in fair value of related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long term objectives for financial instruments. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company). At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Upon the effective date of SFAS No. 159, the Company has elected not to measure any items at fair value that were not currently required to be measured at fair value. Accordingly, the adoption of SFAS No. 159 had no impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS No. 160"), which establishes new standards governing the accounting for and reporting of noncontrolling interests ("NCIs") in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. For the Company, SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts and disclosures related to SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of derivative instruments and hedging activities on an entity's financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the future impacts and disclosures related to SFAS No. 161.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission of the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.* The Company does not expect SFAS No. 162 to have a material impact on the preparation of its consolidated financial statements.

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF No. 07-1"), that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e. parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent.* Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF No. 07-1 is effective for the Company beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impacts and disclosures related to EITF No. 07-1.

In April 2008, the FASB issued FSP SFAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors. FSP 142-3 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP 142-3 on its consolidated financial position, results of operations, and cash flows.

In September 2008, the FASB issued FSP SFAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45, and Clarification of the Effective Date of FASB Statement No. 161* ("FSP 133-1 and FIN 45-4"), that require additional disclosures for sellers of credit derivative instruments and certain guarantees. FSP 133-1 and FIN 45-4 amend FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, by requiring additional disclosures for certain guarantees and credit derivatives sold including: maximum potential amount of future payments, the related fair value, and the current status of the payment/performance risk. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impacts and disclosures related to FSP 133-1 and FIN 45-4.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities* ("EITF 03-6-1"). EITF 03-6-1 defines participating securities as those that are expected to vest and are entitled to receive nonforfeitable dividends or dividend equivalents. Unvested share-based payment awards that have a right to receive dividends on common stock (restricted stock) will be considered participating securities and included in earnings per share using the two-class method. The two-class method requires net income to be reduced for dividends declared and paid in the period on such shares. Remaining net income is then allocated to each class of stock (proportionately based on unrestricted and restricted shares which pay dividends) for calculation of basic earnings per share. Diluted earnings per share would then be calculated based on basic shares outstanding plus any additional potentially dilutive shares, such as options and restricted stock that do not pay dividends or are not expected to vest. This FSP is effective in the first quarter 2009. The Company is currently evaluating the impacts and disclosures relating to EITF 03-6-1.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact the Company due to shifts in market interest rates. Because the Company generates a significant portion of its earnings from its student loan spread, the interest sensitivity of the balance sheet is a key profitability driver.

The following table sets forth the Company's loan assets and debt instruments by rate characteristics:

	As of December 31, 2008		As of December 31, 2007	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 2,532,609	10.1 %	$ 1,136,544	4.3 %
Variable-rate loan assets	22,528,440	89.9	25,192,669	95.7
Total	$ 25,061,049	100.0 %	$ 26,329,213	100.0 %
Fixed-rate debt instruments	$ 677,096	2.5 %	$ 689,476	2.5 %
Variable-rate debt instruments	26,110,863	97.5	27,426,353	97.5
Total	$ 26,787,959	100.0 %	$ 28,115,829	100.0 %

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with new legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

For the years ended December 31, 2008, 2007, and 2006, loan interest income includes approximately $37.5 million, $10.3 million, and $30.2 million of fixed rate floor income, respectively. For the years ended December 31, 2008 and 2007, loan interest income includes approximately $42.3 million and $3.0 million of variable rate floor income, respectively. The Company did not earn variable rate floor income in the year ended December 31, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

The following graph depicts fixed rate floor income for a borrower with a fixed rate of 6.75% and a SAP rate of 2.64%:



10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
Yield
Lender Yield
Fixed Rate
Floor
Income
Fixed Borrower Rate
Floating Rate Debt
Floor Strike
Rate = 4.11%
7.00%
6.00%
5.00%
4.00%
3.00%
Commercial Paper Rate

The following table shows the Company's student loan assets that are earning fixed rate floor income as of December 31, 2008:

Fixed interest rate range	Borrower/ lender weighted average yield	Estimated variable conversion rate (a)	Balance of assets earning fixed-rate floor income as of December 31, 2008 (b)
Less than 4.0%	3.64%	1.00%	$ 1,183
4.0 - 4.49%	4.25%	1.61%	2,097
4.5 - 4.99%	4.73%	2.09%	2,507
5.0 - 5.49%	5.34%	2.70%	387,063
5.5 - 5.99%	5.67%	3.03%	344,236
6.0 - 6.49%	6.19%	3.55%	406,420
6.5 - 6.99%	6.70%	4.06%	362,556
7.0 - 7.49%	7.17%	4.53%	124,283
7.5 - 7.99%	7.70%	5.06%	206,865
8.0 - 8.99%	8.16%	5.52%	428,425
> 9.0%	9.04%	6.40%	266,974
			$ 2,532,609

(a) The estimated variable conversion rate is the estimated short term interest rate at which loans would convert to variable rate.

(b) As of December 31, 2008, the Company had $201.5 million of fixed rate debt that was used by the Company to hedge fixed rate student loan assets. The weighted average interest rate paid by the Company on this debt as of December 31, 2008 was 6.17%.

As of December 31, 2008, the Company had $3.7 billion of student loan assets that were eligible to earn variable rate floor income.

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding. The Company attempts to match the interest rate characteristics of certain pools of loan assets with debt instruments of substantially similar characteristics. Due to the variability in duration of the Company's assets and varying market conditions, the Company does not attempt to perfectly match the interest rate characteristics of the entire loan portfolio with the underlying debt instruments. The Company has adopted a policy of periodically reviewing the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy. Derivative instruments used as part of the Company's interest rate risk management strategy currently include interest rate swaps, basis swaps, and cross-currency swaps.

The following table presents the Company's FFELP student loan assets and related funding arranged by underlying indices as of December 31, 2008:

Index (e)	Frequency of Variable Resets		Assets	Debt outstanding that funded student loan assets (a)
3 month H15 financial commercial paper (b)	Daily	$	23,627,814	622,170
3 month Treasury bill	Varies		1,160,127	—
3 month LIBOR (c)	Quarterly		—	20,509,073
Auction-rate or remarketing	Varies		—	2,713,285
Asset-backed commercial paper	Varies		—	1,445,327
Fixed rate			—	202,096
Other (d)			704,010	—
		$	25,491,951	25,491,951

(a) The Company has certain basis swaps outstanding in which the Company (i) receives three-month LIBOR set discretely in advance and pays a daily weighted average three-month LIBOR less a spread as defined in the individual agreements ("Average/Discrete Basis Swaps"); and (ii) receives three-month LIBOR and pays one-month LIBOR ("3/1 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes these derivatives as of December 31, 2008:

	Notional Amount		
Maturity		Average/Discrete Basis Swaps	3/1 Basis Swaps
2010	$	4,500,000	—
2011		2,700,000	—
2012		2,400,000	—
2018		—	1,300,000
2023		—	1,250,000
2028		—	100,000
	$	9,600,000	2,650,000

(b) The Company's FFELP student loans earn interest based on the daily average H15 financial commercial paper index calculated on a fiscal quarter. The Company's funding includes FFELP student loans under the Department's Participation Program.

Due to the unintended consequences of government intervention in the commercial paper markets and limited issuances of qualifying financial commercial paper, the relationship between the three-month financial CP and LIBOR rates has been distorted and volatile. To address this issue, the Department announced that for purposes of calculating the FFELP loan index from October 27, 2008 to December 31, 2008, the Federal Reserve's Commercial Paper Funding Facility rate was used for those days in which no three-month financial commercial paper rate was available. This resulted in a CP/LIBOR spread of 21 basis points in the fourth quarter of 2008 compared to 8 basis points in the third quarter of 2008. The CP/LIBOR spread would have been 62 basis points in the fourth quarter of 2008 if the Department had not addressed the issue by using the Federal Reserve's Commercial Paper Funding Facility rates discussed above. There are no assurances that the Department will utilize a similar methodology for the first quarter of 2009 or in the future.

(c) The Company has Euro-denominated notes that reprice on the EURIBOR index. The Company has entered into derivative instruments (cross-currency interest rate swaps) that convert the EURIBOR index to 3 month LIBOR. As a result, these notes are reflected in the 3 month LIBOR category in the above table. See "Foreign Currency Exchange Risk."

(d) Assets include restricted cash and investments and other assets.

(e) Historically, the movement of the various interest rate indices received on the Company's student loan assets and paid on the debt to fund such loans was highly correlated. As shown below, the short term movement of the indices was dislocated beginning in August 2007. This dislocation has had a negative impact on the Company's student loan net interest income.



7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3 month H15 financial commercial paper
3 month LIBOR
Auction rate or remarketing
Asset-backed commercial paper
01/01/2007
02/05/2007
03/12/2007
04/16/2007
05/21/2007
06/25/2007
07/30/2007
09/03/2007
10/08/2007
11/12/2007
12/17/2007
01/21/2008
02/25/2008
03/31/2008
05/05/2008
06/09/2008
07/14/2008
08/18/2008
09/22/2008
10/27/2008
12/01/2008
01/05/2009
02/09/2009

Financial Statement Impact of Derivative Instruments

The Company accounts for its derivative instruments in accordance with SFAS No. 133. SFAS No. 133 requires that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria as specified by SFAS No. 133 are met. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133; consequently, the change in fair value of these derivative instruments is included in the Company's operating results. Changes or shifts in the forward yield curve and fluctuations in currency rates can significantly impact the valuation of the Company's derivatives. Accordingly, changes or shifts to the forward yield curve and fluctuations in currency rates will impact the financial position and results of operations of the Company. The change in fair value of the Company's derivatives are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the Company's consolidated statements of income and resulted in an expense of $38.6 million for the year ended December 31, 2008 and income of $139.1 million and $43.9 million for the years ended December 31, 2007 and 2006, respectively.

The following summarizes the derivative settlements included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income:

		Year ended December 31,		
		2008	2007	2006
Interest rate swaps - loan portfolio	$	(15,037)	4,753	12,993
Basis swaps - loan portfolio		46,751	8,535	—
Interest rate swaps - other (a)		—	12,050	7,044
Special allowance yield adjustment derivatives (a)		—	—	19,794
Cross-currency interest rate swaps		23,942	(6,661)	(14,406)
Other (b)		—	—	(1,993)
Derivative settlements received (paid), net	$	55,656	18,677	23,432

(a) During the fourth quarter 2006, in consideration of not receiving 9.5% special allowance payments on a prospective basis, the Company entered into a series of off-setting interest rate swaps that mirrored the $2.45 billion in pre-existing interest rate swaps that the Company had utilized to hedge its loan portfolio receiving 9.5% special allowance payments against increases in interest rates.

During the second quarter 2007, the Company entered into a series of off-setting interest rate swaps that mirrored the remaining interest rate swaps utilized to hedge the Company's student loan portfolio against increases in interest rates.

The net effect of the offsetting derivatives discussed above was to lock in a series of future income streams on underlying trades through their respective maturity dates. The net settlements on these derivatives are included in "interest rate swaps – other." In August 2007, the Company terminated these derivatives for net proceeds of $50.8 million.

Settlements on the 9.5% special allowance derivatives prior to entering into the off-setting derivatives discussed above were classified in the "special allowance yield adjustment derivatives" line item through September 30, 2006.

(b) During 2006, the Company issued junior subordinated hybrid securities and entered into a derivative instrument to economically lock into a fixed interest rate prior to the actual pricing of the transaction. Upon pricing of these notes, the Company terminated the derivative instrument. The consideration paid by the Company to terminate this derivative was $2.0 million.

Sensitivity Analysis

The following tables summarize the effect on the Company's earnings, based upon a sensitivity analysis performed by the Company assuming a hypothetical increase and decrease in interest rates of 100 basis points while funding spreads remain constant. In addition, as it relates to the effect on earnings, a sensitivity analysis was performed assuming the funding index increases 10 basis points while holding the asset index constant, if the funding index is different than the asset index. The effect on earnings was performed on the Company's variable rate assets and liabilities. The analysis includes the effects of the Company's interest rate and basis swaps in existence during these periods.

	Year ended December 31, 2008					
	Interest Rates				Asset and funding index mismatches	
	Change from decrease of 100 basis points		Change from increase of 100 basis points		Increase of 10 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:						
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ 26,744	59.8 %	$ (24,224)	(54.1) %	$ (26,863)	(60.0) %
Impact of derivative settlements	(19,830)	(44.3)	19,830	44.3	—	—
Increase (decrease) in net income before taxes	$ 6,914	15.5 %	$ (4,394)	(9.8) %	$ (26,863)	(60.0) %
Increase (decrease) in basic and diluted earning per share	$ 0.08		$ (0.05)		$ (0.33)	

	Year ended December 31, 2007					
	Interest Rates				Asset and funding index mismatches	
	Change from decrease of 100 basis points		Change from increase of 100 basis points		Increase of 10 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:						
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ 2,020	3.5 %	$ 6,828	11.9 %	$ (26,599)	(46.5) %
Impact of derivative settlements	—	—	—	—	—	—
Increase (decrease) in net income before taxes	$ 2,020	3.5 %	$ 6,828	11.9 %	$ (26,599)	(46.5) %
Increase (decrease) in basic and diluted earning per share	$ 0.03		$ 0.09		$ (0.33)	

	Year ended December 31, 2006					
	Interest Rates				Asset and funding index mismatches	
	Change from decrease of 100 basis points		Change from increase of 100 basis points		Increase of 10 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:						
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ 9,695	9.1 %	$ 25,841	24.1 %	$ (23,379)	(22.8) %
Impact of derivative settlements	(12,875)	(12.1)	12,875	12.1	—	—
Increase (decrease) in net income before taxes	$ (3,180)	(3.0) %	$ 38,716	36.2 %	$ (23,379)	(22.8) %
Increase (decrease) in basic and diluted earning per share	$ (0.04)		$ 0.46		$ (0.28)	

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included 420.5 million and 352.7 million Euro-denominated notes with interest rates based on a spread to the EURIBOR index. As a result of this transaction, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR index based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR index based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect as of the issuance of the notes. The Company did not qualify these derivative instruments as hedges under SFAS No. 133; consequently, the change in fair value is included in the Company's operating results.

For the year ended December 31, 2008, the Company recorded income of $52.9 million as a result of re-measurement of the Euro Notes and a loss of $24.4 million for the change in the fair value of the related derivative instrument. For the years ended December 31, 2007 and 2006, the Company recorded losses of $108.7 million and $70.4 million, respectively, as a result of the re-measurement of the Euro Notes and income of $125.5 million and $66.2 million, respectively, for the change in the fair value of the related derivative instrument. These amounts are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income.

The re-measurement of the Euro-denominated bonds correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this Report, which consolidated financial statements are incorporated into this Report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under supervision and with the participation of certain members of the Company's management, including the chief executive and the chief financial officers, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in SEC Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the Company's chief executive and chief financial officers believe that the disclosure controls and procedures were effective as of the end of the period covered by this Report with respect to timely communication to them and other members of management responsible for preparing periodic reports and material information required to be disclosed in this Report as it relates to the Company and its consolidated subsidiaries.

The effectiveness of the Company's or any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that the Company's disclosure controls and procedures will prevent all errors or fraud or ensure that all material information will be made known to appropriate management in a timely fashion. By their nature, the Company's or any system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on the criteria for effective internal control described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring

Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited Nelnet, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nelnet, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nelnet, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Lincoln, Nebraska
March 2, 2009

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2008, no information was required to be disclosed in a report on Form 8-K, but not reported.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information as to the directors, executive officers, corporate governance, and Section 16(a) beneficial ownership reporting compliance of the Company set forth under the captions "PROPOSAL 1—ELECTION OF DIRECTORS—Nominees," "EXECUTIVE OFFICERS," "CORPORATE GOVERNANCE," and "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's Annual Meeting of Shareholders scheduled to be held on May 20, 2009 (the "Proxy Statement") is incorporated into this Report by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "CORPORATE GOVERNANCE" and "EXECUTIVE COMPENSATION" in the Proxy Statement is incorporated into this Report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS—Stock Ownership" in the Proxy Statement is incorporated into this Report by reference. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

The following table summarizes, as of December 31, 2008, information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	0	$0	3,337,714
Equity compensation plans not approved by shareholders	0	$0	0
Total	0	$0	3,337,714 [1]

[1] Includes 1,471,662, 275,135, 730,013, and 860,904 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, Nelnet, Inc. Employee Share Purchase Plan, and Nelnet, Inc. Employee Stock Purchase Loan Plan, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," "CORPORATE GOVERNANCE – Board Composition and Director Independence," and "CORPORATE GOVERNANCE – Board Committees" in the Proxy Statement is incorporated into this Report by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "PROPOSAL 2—APPOINTMENT OF INDEPENDENT AUDITOR—Independent Accountant Fees and Services" in the Proxy Statement is incorporated into this Report by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Report.

4. Appendix

Appendix A – Description of the Federal Family Education Loan Program

(b) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock and Asset Purchase Agreement dated as of October 3, 2005 among Nelnet, Inc., NNI Acquisition Servicing Limited Partnership, Greater Texas Foundation, and LoanSTAR Systems, Inc., filed as Exhibit 2.1 to Nelnet, Inc.'s Current Report on Form 8-K filed on October 3, 2005 and incorporated herein by reference.
2.2	Agreement and Plan of Merger dated as of May 31, 2007 among Nelnet, Inc., Nelnet Academic Services, LLC and Packers Service Group, Inc., filed as Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on June 6, 2007 and incorporated herein by reference.
3.1	Second Amended and Restated Articles of Incorporation of Nelnet, Inc., as amended, filed as Exhibit 3.1 to the registrant's Quarterly Report for the period ended September 30, 2006, filed on Form 10-Q and incorporated by reference herein.
3.2	Articles of Amendment to Second Amended and Restated Articles of Incorporation of Nelnet, Inc. Incorporated by reference to Exhibit 3.1 to the registrant's quarterly report for the period ended June 30, 2007, filed on Form 10-Q.
3.3	Fourth Amended and Restated Bylaws of Nelnet, Inc., as amended as of December 31, 2007, filed as Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on January 7, 2008 and incorporated herein by reference.
4.1	Form of Class A Common Stock Certificate of Nelnet, Inc. Incorporated by reference to Exhibit 4.1 to the registrant's Form S-1 Registration Statement.
4.2	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Many of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.3	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto. Incorporated by reference to Exhibit 4.11 to the registrant's Form S-1 Registration Statement.
10.1	Warehouse Note Purchase and Security Agreement among Nelnet Education Loan Funding, as Borrower, Wells Fargo Bank Minnesota, National Association, as Trustee, Wells Fargo Bank Minnesota, National Association, as Eligible Lender Trustee, Quincy Capital Corporation, as Bank of America Conduit Lender, Bank of America, N.A., as Bank of America Alternate Lender, Bank of America, N.A., as Bank of America Facility Agent, Gemini Securitization Corp., as Deutsche Bank Conduit Lender, Deutsche Bank AG, New York Branch, as Deutsche Bank Alternate Lender, Deutsche Bank AG, New York Branch, as Deutsche Bank Facility Agent, Barton Capital Corporation, as Societe Generale Conduit Lender, Societe Generale, as Societe Generale Alternate Lender, Societe Generale, as Societe Generale Facility Agent, and Bank of America, N.A., as Administrative Agent, dated as of May 1, 2003. Incorporated by reference to Exhibit 10.16 to the registrant's Form S-1 Registration Statement.
10.2	Marketing Expense Reimbursement Agreement, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.27 to the registrant's Form S-1 Registration Statement.
10.3	First Amendment of Marketing Expense Reimbursement Agreement, dated as of April 1, 2001, by and between Union Bank and Trust Company and NELnet, Inc. (f/k/a National Education Loan Network, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.28 to the registrant's Form S-1 Registration Statement.
10.4	Second Amendment of Marketing Expense Reimbursement Agreement, dated as of December 21, 2001, by and between Union Bank and Trust Company and NELnet, Inc. (f/k/a National Education Loan Network, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.29 to the registrant's Form S-1 Registration Statement.
10.5	Amended and Restated Participation Agreement, dated as of June 1, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.30 to the registrant's Form S-1 Registration Statement.

10.6	First Amendment of Amended and Restated Participation Agreement, dated as of December 19, 2001, by and between Union Bank and Trust Company and NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.31 to the registrant's Form S-1 Registration Statement.
10.7	Second Amendment of Amended and Restated Participation Agreement, dated as of December 1, 2002, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.32 to the registrant's Form S-1 Registration Statement.
10.8	Alternative Loan Participation Agreement, dated as of June 29, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.33 to the registrant's Form S-1 Registration Statement.
10.9	Amended and Restated Agreement, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.34 to the registrant's Form S-1 Registration Statement.
10.10	Guaranteed Purchase Agreement, dated as of March 19, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.36 to the registrant's Form S-1 Registration Statement.
10.11	First Amendment of Guaranteed Purchase Agreement, dated as of February 1, 2002, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.37 to the registrant's Form S-1 Registration Statement.
10.12	Second Amendment of Guaranteed Purchase Agreement, dated as of December 1, 2002, by and between Nelnet, Inc. (f/k/a/ NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.38 to the registrant's Form S-1 Registration Statement.
10.13	Agreement For Use of Revolving Purchase Facility, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.78 to the registrant's Form S-1 Registration Statement.
10.14	Guaranty Agreement, by and among Charter Account Systems, Inc., ClassCredit, Inc., EFS, Inc., EFS Services, Inc., GuaranTec LLP, Idaho Financial Associates, Inc., InTuition, Inc., National Higher Educational Loan Program, Inc., Nelnet Canada, Inc., Nelnet Corporation (subsequently renamed Nelnet Corporate Services, Inc.), Nelnet Guarantee Services, Inc., Nelnet Marketing Solutions, Inc., Student Partner Services, Inc., UFS Securities, LLC and Shockley Financial Corp., dated as of September 25, 2003. Incorporated by reference to Exhibit 10.86 to the registrant's Form S-1 Registration Statement.
10.15	Letter Agreement by and between Nelnet Education Loan Funding, Inc. and Bank of America, N.A., dated as of June 25, 2003, relating to the increase of the Warehouse Note Purchase and Security Agreement dated as of May 1, 2003. Incorporated by reference to Exhibit 10.90 to the registrant's Form S-1 Registration Statement.
10.16	Letter Agreement by and between Nelnet Education Loan Funding, Inc. and Deutsche Bank AG, New York Branch, dated as of June 25, 2003, relating to the increase of the Warehouse Note Purchase and Security Agreement dated as of May 1, 2003. Incorporated by reference to Exhibit 10.91 to the registrant's Form S-1 Registration Statement.
10.17	Letter Agreement by and between Nelnet Education Loan Funding, Inc. and Societe Generale, dated as of June 25, 2003, relating to the increase of the Warehouse Note Purchase and Security Agreement dated as of May 1, 2003. Incorporated by reference to Exhibit 10.92 to the registrant's Form S-1 Registration Statement.
10.18	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective October 21, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.94 to the registrant's Form S-1 Registration Statement.
10.19	Letter Agreement between Nelnet Education Loan Funding, Inc. and Deutsche Bank AG, dated as of February 20, 2004. Incorporated by reference to Exhibit 10.56 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.20	Letter Agreement between Nelnet Education Loan Funding, Inc. and Bank of America, N.A., dated as of February 20, 2004. Incorporated by reference to Exhibit 10.57 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.

10.21 Letter Agreement between Nelnet Education Loan Funding, Inc. and Societe Generale, dated as of February 20, 2004. Incorporated by reference to Exhibit 10.58 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.

10.22 Third Amendment to Amended and Restated Participation Agreement between National Education Loan Network, Inc. and Union Bank and Trust Company, dated as of February 5, 2004. Incorporated by reference to Exhibit 10.61 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.

10.23 February 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements and Standby Student Loan Purchase Agreements, dated as of February 20, 2004, among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.62 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.

10.24 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective November 20, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.63 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.

10.25 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective December 19, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.64 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.

10.26 April 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Purchase Agreements, dated effective April 15, 2004, among Bank of America, N.A., Nelnet Education Loan Funding, Inc., National Education Loan Network, Inc, Nelnet, Inc., and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.67 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

10.27 Loan Sale and Commitment Agreement among Union Bank and Trust Company and Student Loan Acquisition Authority of Arizona, dated as of April 1, 2002, relating to student loan sale terms. Incorporated by reference to Exhibit 10.68 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

10.28 Letter Agreement among National Education Loan Network, Inc., Student Loan Acquisition Authority of Arizona, LLC, and Union Bank and Trust Company, dated as of April 19, 2004, relating to student loan sale terms. Incorporated by reference to Exhibit 10.69 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

10.29 Agreement to Extend Termination Date for the Warehouse Note Purchase and Security Agreement, dated as of May 1, 2004, among Nelnet Education Loan Funding, Inc., Bank of America, N.A., Deutsche Bank AG, New York Branch, and Societe Generale. Incorporated by reference to Exhibit 10.71 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

10.30 Stock Purchase Agreement, dated as of April 5, 2004, between National Education Loan Network, Inc. and infiNET Integrated Solutions, Inc. Incorporated by reference to Exhibit 10.72 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

10.31 Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on February 10, 2005.

10.32* Amended and Restated Aircraft Management Agreement, dated as of September 30, 2008, by and between National Education Loan Network, Inc., Duncan Aviation, Inc., and Union Financial Services, Inc.

10.33* Amended and Restated Aircraft Joint Ownership Agreement, dated as of September 30, 2009, by and between National Education Loan Network, Inc. and Union Financial Services, Inc.

10.34 Amendment of Agreements dated as of February 4, 2005, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.

10.35+	Nelnet, Inc. Employee Share Purchase Plan, as amended. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2005, filed on Form 10-Q.
10.36+	Summary of Named Executive Officer Compensation for 2006. Incorporated by reference to Exhibit 10.78 to the registrants annual report for the year ended December 31, 2005, filed on Form 10-K.
10.37+	Summary of Non-Employee Director Compensation for 2006. Incorporated by reference to Exhibit 10.79 to the registrants annual report for the year ended December 31, 2005, filed on Form 10-K.
10.38+	Amended Nelnet, Inc. Directors Stock Compensation Plan. Incorporated by reference to Exhibit 10.80 to the registrants annual report for the year ended December 31, 2005, filed on Form 10-K.
10.39	Replacement Capital Covenant of Nelnet, Inc. dated September 27, 2006, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 28, 2006 and incorporated by reference herein.
10.40	Office Building Lease dated June 21, 1996 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.41	Amendment to Office Building Lease dated June 11, 1997 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.42	Lease Amendment Number Two dated February 8, 2001 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.43	Lease Amendment Number Three dated May 23, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.44	Lease Agreement dated May 20, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.45	Office Sublease dated April 30, 2001 between Union Bank and Trust Company and Nelnet, Inc., filed as Exhibit 10.8 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.46+	Executive Officers Bonus Plan as amended, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 20, 2006 and incorporated herein by reference.
10.47	Commercial Paper Dealer Agreement between Nelnet, Inc. and Banc of America Securities LLC. dated as of December 29, 2006, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on January 30, 2007 and incorporated herein by reference.
10.48	Commercial Paper Issuing and Paying Agent Agreement between Nelnet, Inc. and Deutsche Bank Trust Company Americas dated as of December 29, 2006, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on January 30, 2007 and incorporated herein by reference.
10.49	Commercial Paper Dealer Agreement between Nelnet, Inc. and SunTrust Capital Markets, Inc. dated as of December 29, 2006, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on January 30, 2007 and incorporated herein by reference.
10.50+	Nelnet, Inc. Share Retention Policy, as amended. Incorporated by reference to Exhibit 10.72 to the registrant's annual report for the year ended December 31, 2006, filed on Form 10-K.
10.51+	Nelnet, Inc. Employee Stock Purchase Loan Plan, amended effective February 28, 2007. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2007, filed on Form 10-Q.
10.52+	Nelnet, Inc. Restricted Stock Plan, As amended through March 22, 2007. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2007, filed on Form 10-Q.
10.53	Amended and Restated Credit Agreement for $750 million line of credit dated as of May 8, 2007 among Nelnet, Inc., JPMorgan Chase Bank, N.A., individually and as Administrative Agent, Citibank, N.A., individually and as Syndication Agent, and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 10, 2007 and incorporated herein by reference.

10.54+	Nelnet, Inc. Restricted Stock Plan, as amended through May 24, 2007, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 31, 2007 and incorporated herein by reference.
10.55	Real Estate Purchase Agreement dated as of October 31, 2007 between Union Bank and Trust Company and First National Life of the USA, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 2, 2007 and incorporated herein by reference.
10.56+	Employment Agreement, dated as of June 10, 2005, between FACTS Management Co. and Timothy A. Tewes. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.57+	Non-competition Agreement, dated as of June 10, 2005, between FACTS Management Co. and Timothy A. Tewes. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.58+	First Amendment to Employment Agreement, dated November 22, 2006, between FACTS Management Co. and Timothy A. Tewes. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.59+	Separation Agreement, dated as of December 13, 2007, by and between David Bottegal and Nelnet, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.60+	Employment Agreement, dated as of October 31, 2007, by and between John R. Kline and National Education Loan Network, Inc. or its designated affiliated company. Incorporated by reference to Exhibit 10.5 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.61+	Nelnet, Inc. Directors Stock Compensation Plan, as amended through April 18, 2008, filed as Exhibit 99.1 to Nelnet, Inc.'s Registration Statement on Form S-8 filed on June 27, 2008 and incorporated herein by reference.
10.62	Seventh Amendment of Amended and Restated Participation Agreement, dated as of July 1, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2008, filed on Form 10-Q.
10.63	Fourth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.64	Fifth Amendment of Amended and Restated Participation Agreement, dated as of November 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.65	Sixth Amendment of Amended and Restated Participation Agreement, dated as of December 12, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.66	Master Participation Agreement, dated as of August 14, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.67	Master Loan Sale Agreement, dated as of August 14, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.5 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.68+	Separation Agreement, dated as of July 21, 2008, by and between Matthew D. Hall and Nelnet, Inc. Incorporated by reference to Exhibit 10.6 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.69*	Eighth Amendment of Amended and Restated Participation Agreement, dated as of December 24, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.).

10.70+*	Separation Agreement, dated as of August 4, 2008, by and between Raymond J. Ciarvella and Nelnet, Inc.
10.71*	Loan Purchase Agreement, dated as of November 25, 2008, by and between Nelnet Education Loan Funding, Inc., f/k/a NEBHELP, INC., a Nebraska corporation, acting, where applicable, by and through Wells Fargo Bank, National Association, not individually but as Eligible Lender Trustee for the Seller under the Warehouse Agreement or Eligible Lender Trust Agreement, and Union Bank and Trust Company, a Nebraska state bank and trust company, acting in its individual capacity and as trustee.
10.72*	Loan Servicing Agreement, dated as of November 25, 2008, by and between Nelnet, Inc. and Union Bank and Trust Company.
10.73*	Assurance Commitment Agreement, dated as of November 25, 2008, by and among Jay L. Dunlap, individually, Angie Muhleisen, individually, and Michael S. Dunlap, individually, Nelnet, Inc., Union Bank and Trust Company, and Farmers & Merchants Investment Inc.
12.1*	Computation of Ratio of Earnings to Fixed Charges.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Michael S. Dunlap.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer Terry J. Heimes.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

** Furnished herewith

\+ Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) of Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2009

NELNET, INC.

By: /s/ MICHAEL S. DUNLAP

Name: Michael S. Dunlap
Title: Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Chairman and Chief Executive Officer (Principal Executive Officer)	March 2, 2009
/s/ TERRY J. HEIMES Terry J. Heimes	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 2, 2009
/s/ STEPHEN F. BUTTERFIELD Stephen F. Butterfield	Vice Chairman	March 2, 2009
/s/ JAMES P. ABEL James P. Abel	Director	March 2, 2009
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	March 2, 2009
/s/ THOMAS E. HENNING Thomas E. Henning	Director	March 2, 2009
/s/ BRIAN J. O'CONNOR Brian J. O'Connor	Director	March 2, 2009
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	March 2, 2009
/s/ MICHAEL D. REARDON Michael D. Reardon	Director	March 2, 2009
/s/ JAMES H. VANHORN James H. VanHorn	Director	March 2, 2009

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NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nelnet, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nelnet, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Lincoln, Nebraska
March 2, 2009

NELNET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

		2008	2007
		(Dollars in thousands, except share data)	
Assets:			
Student loans receivable (net of allowance for loan losses of $50,922 in 2008 and $45,592 in 2007)	$	25,413,008	26,736,122
Cash and cash equivalents:			
Cash and cash equivalents – not held at a related party		13,129	38,305
Cash and cash equivalents – held at a related party		176,718	73,441
Total cash and cash equivalents		189,847	111,746
Restricted cash and investments		997,272	927,247
Restricted cash – due to customers		160,985	81,845
Accrued interest receivable		471,878	593,322
Accounts receivable (net of allowance for doubtful accounts of $1,005 in 2008 and $947 in 2007)		42,088	49,084
Goodwill		175,178	164,695
Intangible assets, net		77,054	112,830
Property and equipment, net		38,747	55,797
Other assets		113,666	107,624
Fair value of derivative instruments		175,174	222,471
Total assets	$	27,854,897	29,162,783
Liabilities:			
Bonds and notes payable	$	26,787,959	28,115,829
Accrued interest payable		81,576	129,446
Other liabilities		179,336	220,899
Due to customers		160,985	81,845
Fair value of derivative instruments		1,815	5,885
Total liabilities		27,211,671	28,553,904
Shareholders' equity:			
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding		—	—
Common stock:			
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 37,794,067 shares in 2008 and 37,980,617 shares in 2007		378	380
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 11,495,377 shares in 2008 and 2007		115	115
Additional paid-in capital		103,762	96,185
Retained earnings		540,521	515,317
Employee notes receivable		(1,550)	(3,118)
Total shareholders' equity		643,226	608,879
Commitments and contingencies			
Total liabilities and shareholders' equity	$	27,854,897	29,162,783

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2008, 2007, and 2006

	2008	2007	2006
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 1,176,383	1,667,057	1,455,715
Investment interest	37,998	80,219	93,918
Total interest income	1,214,381	1,747,276	1,549,633
Interest expense:			
Interest on bonds and notes payable	1,026,489	1,502,662	1,241,174
Net interest income	187,892	244,614	308,459
Less provision for loan losses	25,000	28,178	15,308
Net interest income after provision for loan losses	162,892	216,436	293,151
Other income:			
Loan and guaranty servicing income	104,176	128,069	121,593
Other fee-based income	178,699	160,888	102,318
Software services income	19,757	22,669	15,890
Other income	4,760	15,612	7,232
Gain (loss) on sale of loans	(51,414)	3,597	16,133
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	66,484	45,483	(7,643)
Total other income	322,462	376,318	255,523
Operating expenses:			
Salaries and benefits	183,393	236,631	214,676
Other operating expenses:			
Advertising and marketing	68,596	59,378	39,198
Depreciation and amortization	43,669	47,451	39,436
Professional and other services	35,553	40,102	25,993
Occupancy and communications	19,215	25,395	20,827
Impairment expense	18,834	49,504	21,488
Postage and distribution	12,384	17,371	21,505
Trustee and other debt related fees	10,408	11,450	11,802
Other	48,562	48,327	51,354
Total other operating expenses	257,221	298,978	231,603
Total operating expenses	440,614	535,609	446,279
Income before income taxes and minority interest	44,740	57,145	102,395
Income tax expense	17,896	21,716	36,237
Income before minority interest	26,844	35,429	66,158
Minority interest in subsidiary income	—	—	(242)
Income from continuing operations	26,844	35,429	65,916
Income (loss) from discontinued operations, net of tax	1,818	(2,575)	2,239
Net income	$ 28,662	32,854	68,155
Earnings per share, basic and diluted:			
Income from continuing operations	$ 0.54	0.71	1.23
Income (loss) from discontinued operations, net of tax	0.04	(0.05)	0.04
Net income	$ 0.58	0.66	1.27

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Years ended December 31, 2008, 2007, and 2006

(Dollars in thousands, except share data)

	Preferred stock shares	Common stock shares		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Employee notes receivable	Accumulated other comprehensive income	Total shareholders' equity
		Class A	Class B								
Balance as of December 31, 2005	—	40,040,841	13,962,954	$ —	400	140	220,346	428,186	—	420	649,492
Comprehensive income:											
Net income	—	—	—	—	—	—	—	68,155	—	—	68,155
Other comprehensive income related to foreign currency translation	—	—	—	—	—	—	—	—	—	(98)	(98)
Total comprehensive income											68,057
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	—	—	—	—	(191)	(191)
Issuance of common stock, net of forfeitures	—	477,386	—	—	4	—	17,517	—	—	—	17,521
Compensation expense for stock based awards	—	—	—	—	—	—	2,185	—	—	—	2,185
Repurchase of common stock	—	(1,940,200)	—	—	(19)	—	(62,370)	—	—	—	(62,389)
Conversion of common stock	—	457,142	(457,142)	—	5	(5)	—	—	—	—	—
Loans to employees for purchases of common stock	—	—	—	—	—	—	—	—	(2,825)	—	(2,825)
Balance as of December 31, 2006	—	39,035,169	13,505,812	—	390	135	177,678	496,341	(2,825)	131	671,850
Comprehensive income:											
Net income	—	—	—	—	—	—	—	32,854	—	—	32,854
Other comprehensive income:											
Foreign currency translation	—	—	—	—	—	—	—	—	—	(322)	(322)
Non-pension post retirement benefit plan	—	—	—	—	—	—	—	—	—	191	191
Total comprehensive income											32,723
Cash dividend on Class A and Class B common stock - $0.28 per share	—	—	—	—	—	—	—	(13,817)	—	—	(13,817)
Adjustment to adopt provisions of FASB Interpretation No. 48	—	—	—	—	—	—	—	(61)	—	—	(61)
Reserve for uncertain income tax positions	—	—	—	—	—	—	2,519	—	—	—	2,519
Issuance of common stock, net of forfeitures	—	781,561	—	—	8	—	5,698	—	(725)	—	4,981
Compensation expense for stock based awards	—	—	—	—	—	—	4,810	—	—	—	4,810
Repurchase of common stock	—	(3,372,122)	—	—	(33)	—	(82,018)	—	—	—	(82,051)
Conversion of common stock	—	2,010,435	(2,010,435)	—	20	(20)	—	—	—	—	—
Acquisition of enterprise under common control	—	(474,426)	—	—	(5)	—	(12,502)	—	—	—	(12,507)
Payments received on employee stock loans	—	—	—	—	—	—	—	—	432	—	432
Balance as of December 31, 2007	—	37,980,617	11,495,377	—	380	115	96,185	515,317	(3,118)	—	608,879
Comprehensive income:											
Net income	—	—	—	—	—	—	—	28,662	—	—	28,662
Cash dividend on Class A and Class B common stock - $0.07 per share	—	—	—	—	—	—	—	(3,458)	—	—	(3,458)
Issuance of common stock, net of forfeitures	—	201,654	—	—	2	—	3,826	—	—	—	3,828
Compensation expense for stock based awards	—	—	—	—	—	—	5,283	—	—	—	5,283
Repurchase of common stock	—	(388,204)	—	—	(4)	—	(1,532)	—	—	—	(1,536)
Reduction of employee notes receivable	—	—	—	—	—	—	—	—	1,568	—	1,568
Balance at December 31, 2008	—	37,794,067	11,495,377	$ —	378	115	103,762	540,521	(1,550)	—	643,226

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007, and 2006

	2008	2007	2006
		(Dollars in thousands)	
Net income	$ 28,662	32,854	68,155
Income (loss) from discontinued operations	1,818	(2,575)	2,239
Income from continuing operations	26,844	35,429	65,916
Adjustments to reconcile income from continuing operations to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization, including loan premiums and deferred origination costs	141,605	261,385	167,185
Derivative market value adjustment	38,576	(139,146)	(43,908)
Foreign currency transaction adjustment	(52,886)	108,712	70,374
Change in value of put options issued in business acquisitions	3,483	3,628	4,640
Proceeds from termination of derivative instruments	20,368	50,843	—
Proceeds from sale of floor contracts	—	—	8,580
Payments to terminate derivative instruments	(16,367)	(8,100)	—
Impairment expense	18,834	49,504	21,488
Loss on sale of business	—	8,291	—
Gain on sale of equity method investment	—	(3,942)	—
Loss (gain) on sale of student loans	51,414	(3,087)	(15,886)
Non-cash compensation expense	7,320	6,686	2,495
Deferred income tax benefit	(9,468)	(24,979)	(7,012)
Provision for loan losses	25,000	28,178	15,308
Other non-cash items	1,788	(2,643)	(56)
Decrease (increase) in accrued interest receivable	121,444	(89,924)	(108,735)
Decrease (increase) in accounts receivable	6,996	(6,659)	(12,276)
Decrease (increase) in other assets	1,603	(5,324)	8,779
(Decrease) increase in accrued interest payable	(47,870)	9,235	25,930
(Decrease) increase in other liabilities	(17,581)	(1,310)	5,678
Net cash flows from operating activities - continuing operations	321,103	276,777	208,500
Net cash flows from operating activities - discontinued operations	—	(3,717)	6,742
Net cash provided by operating activities	321,103	273,060	215,242
Cash flows from investing activities, net of business acquisitions:			
Originations, purchases, and consolidations of student loans, including loan premiums and deferred origination costs	(2,685,876)	(5,042,378)	(6,276,416)
Purchases of student loans, including loan premiums, from a related party	(212,888)	(260,985)	(588,564)
Net proceeds from student loan repayments, claims, capitalized interest, participations, and other	2,247,031	2,122,033	2,446,126
Proceeds from sale of student loans	1,807,813	118,649	782,124
Purchases of property and equipment, net	(5,141)	(20,061)	(41,815)
(Increase) decrease in restricted cash and investments, net	(70,025)	590,604	(128,802)
Purchases of equity method investments	(2,988)	—	—
Distributions from equity method investments	—	747	149
Sale of business, net of cash sold	—	14,497	—
Business acquisitions, net of cash acquired	(18,000)	(1,773)	(100,531)
Proceeds from sale of equity method investment	—	10,000	—
Net cash flows from investing activities - continuing operations	1,059,926	(2,468,667)	(3,907,729)
Net cash flows from investing activities - discontinued operations	—	(294)	(10,130)
Net cash provided by (used in) investing activities	1,059,926	(2,468,961)	(3,917,859)
Cash flows from financing activities:			
Payments on bonds and notes payable	(6,879,826)	(5,750,423)	(5,040,778)
Proceeds from issuance of bonds and notes payable	5,640,865	8,121,833	8,721,060
(Payments) proceeds from issuance of notes payable due to a related party, net	(35,772)	(50,796)	108,089
Payments of debt issuance costs	(14,886)	(15,160)	(19,907)
Dividends paid	(3,458)	(13,817)	—
Payment on settlement of put option	(9,600)	(15,875)	—
Proceeds from issuance of common stock	710	1,467	1,645
Repurchases of common stock	(1,536)	(76,648)	(62,389)
Payments received on employee stock notes receivable	575	432	—
Loans to employees for purchases of common stock	—	—	(2,825)
Net cash flows from financing activities - continuing operations	(1,302,928)	2,201,013	3,704,895
Net cash flows from financing activities - discontinued operations	—	—	—
Net cash provided by (used in) financing activities	(1,302,928)	2,201,013	3,704,895
Effect of exchange rate fluctuations on cash	—	548	158
Net increase in cash and cash equivalents	78,101	5,660	2,436
Cash and cash equivalents, beginning of year	111,746	106,086	103,650
Cash and cash equivalents, end of year	$ 189,847	111,746	106,086
Supplemental disclosures of cash flow information:			
Interest paid	$ 1,056,640	1,369,287	1,160,482
Income taxes paid, net of refunds	$ 24,058	36,999	51,834
Supplemental disclosures of noncash financing activities:			
Notes payable assumed in connection with acquisition of entities under common control (2007) and purchase of property (2006)	$ —	14,110	5,134
Common stock issued in consideration for notes receivable	$ —	725	—

Supplemental disclosures of noncash operating, investing, and financing activities regarding the Company's business acquisitions are contained in note 5.

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is an education planning and financing company focused on providing quality products and services to students, families, schools, and financial institutions nationwide. Built through a focus on long term organic growth and further enhanced by strategic acquisitions, the Company earns its revenues from fee-based revenues related to its diversified education finance and service operations and from net interest income on its portfolio of student loans.

The Company offers a broad range of pre-college, in-college, and post-college products and services that help students and families plan and pay for their education and plan their careers. The Company's products and services are designed to simplify the education planning and financing process and provide value to customers throughout the education life cycle.

In recent years, the Company's acquisitions have enhanced its position as a vertically-integrated industry leader. Management believes these acquisitions continue to allow the Company to expand products and services delivered to customers and further diversify revenue and asset generation streams.

The Company has five operating segments as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS No. 131"), as follows: Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services, Software and Technical Services, and Asset Generation and Management. See note 21 for additional information on the Company's segment reporting.

Fee-Based Operating Segments

<u>Student Loan and Guaranty Servicing</u>

The Company services its student loan portfolio and the portfolios of third parties. The Company also provides servicing and support outsourcing for guaranty agencies. Servicing activities include application processing, underwriting, disbursement of funds, customer service, account maintenance, federal reporting and billing collections, payment processing, default aversion, claim filing, and recovery/collection services. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients.

<u>Tuition Payment Processing and Campus Commerce</u>

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle. The Company provides actively managed tuition payment solutions, online payment processing, detailed information reporting, and data integration services to K-12 and higher educational institutions, families, and students. In addition, the Company provides financial needs analysis for students applying for aid in private and parochial K-12 schools.

<u>Enrollment Services</u>

The Company's Enrollment Services segment offers products and services that are focused on helping (i) students plan and prepare for life after high school (content management) and (ii) colleges recruit and retain students (lead generation). Content management products and services include test preparation study guides and online courses, admissions consulting, licensing of scholarship data, essay and resume editing services, and call center services. Lead generation products and services include vendor lead management services, pay per click marketing management, email marketing, admissions lead generation, and list marketing services.

<u>Software and Technical Services</u>

The Company's Software and Technical Services operating segment develops student loan servicing software, which is used internally by the Company and also licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, business intelligence, technical consulting services, and Enterprise Content Management ("ECM") solutions.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Asset Generation and Management Operating Segment

The Asset Generation and Management segment includes the acquisition, management, and ownership of the Company's student loan assets. This operating segment is the Company's largest product and service offering and has historically driven the majority of the Company's earnings. The Company owns a large portfolio of student loan assets through a series of education lending subsidiaries. The Company obtains loans through direct origination or through acquisition of loans. The education lending subsidiaries primarily invest in student loans, through an eligible lender trustee, made under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act"). Certain subsidiaries also invest in non-federally insured student loans.

Student loans beneficially owned by the education lending subsidiaries include those originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, the Supplemental Loans for Students ("SLS") program, and loans that consolidate certain borrower obligations ("Consolidation"). Title to the student loans is held by eligible lender trustees under the Higher Education Act for the benefit of the education lending subsidiaries. The financed eligible loan borrowers are geographically located throughout the United States. The bonds and notes outstanding are payable primarily from interest and principal payments on the student loans, as specified in the resolutions authorizing the sale of the bonds and notes.

2. Discontinued Operations

On May 25, 2007, the Company sold EDULINX Canada Corporation ("EDULINX"), a Canadian student loan service provider and a subsidiary of the Company, for initial proceeds of $19.0 million. The Company recognized an initial net loss of $8.3 million related to this transaction. During 2008, the Company earned $2.0 million in additional consideration as a result of the sale of EDULINX. This payment represented contingent consideration earned by the Company based on EDULINX meeting certain performance measures. As a result of the sale of EDULINX, the results of operations for EDULINX, including the contingent payment earned in 2008, are reported as discontinued operations in the accompanying consolidated statements of income.

The components of income (loss) from discontinued operations are presented below.

		2008	2007	2006
Operating income of discontinued operations	$	—	9,278	4,474
Income tax on operations		—	(3,562)	(2,235)
Gain (loss) on disposal		1,966	(8,316)	—
Income tax on disposal		(148)	25	—
Income (loss) from discontinued operations, net of tax	$	1,818	(2,575)	2,239

The following operations of EDULINX have been segregated from continuing operations and reported as discontinued operations through the date of disposition. Interest expense was not allocated to EDULINX and, therefore, all of the Company's interest expense is included within continuing operations.

		2007	2006
Net interest income	$	124	232
Other income		31,511	68,966
Operating expenses		(22,357)	(55,122)
Impairment expense		—	(9,602)
Income before income taxes		9,278	4,474
Income tax expense		3,562	2,235
Operating income of discontinued operations, net of tax	$	5,716	2,239

(Dollars in thousands, except per share amounts, unless otherwise noted)

3. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts previously reported have been reclassified to conform to the current year presentation.

The Company's education lending subsidiaries are engaged in the securitization of education finance assets. These education lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's education lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each education lending subsidiary is structured to be bankruptcy remote, meaning that they should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. The transfers of student loans to the eligible lender trusts do not qualify as sales under the provisions of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"), as the trusts continue to be under the effective control of the Company. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

Student Loans Receivable

Investments in student loans, including unamortized premiums and deferred origination costs, are recorded at amortized cost, net of the allowance for loan losses. Student loans consist of federally insured student loans, non-federally insured student loans, and student loan participations. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and, therefore, carried at amortized cost. Any loans held for sale are carried at the lower of cost or fair value. As of December 31, 2008, 2007, and 2006, no loans were held for sale.

Federally insured loans may be made under the FFEL Program by certain lenders as defined by the Higher Education Act. These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. Interest rates on loans may be fixed or variable, dependent upon type, terms of loan agreements, and date of origination. Interest rates on loans currently range from 2.9% to 12.0% (the weighted average rate was 5.1% and 5.5% as of December 31, 2008 and 2007, respectively). For FFELP loans, the education lending subsidiaries have entered into trust agreements in which unrelated financial institutions serve as the eligible lender trustees. As eligible lender trustees, the financial institutions act as the eligible lender in acquiring certain eligible student loans as an accommodation to the subsidiaries, which hold beneficial interests in the student loan assets as the beneficiaries of such trusts.

Substantially all FFELP loan principal and related accrued interest is guaranteed as defined by the Higher Education Act. These guarantees are made subject to the performance of certain loan servicing procedures stipulated by applicable regulations. If these due diligence procedures are not met, affected student loans may not be covered by the guarantees should the borrower default. The Company and its education lending subsidiaries retain and enforce recourse provisions against servicers and lenders under certain circumstances. Such student loans are subject to "cure" procedures and reinstatement of the guaranty under certain circumstances.

Student loans receivable also includes non-federally insured loans. The terms of the non-federally insured loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. The non-federally insured loans are not covered by guarantees or collateral should the borrower default.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Also, in accordance with the Student Loan Reform Act of 1993, student loans disbursed prior to October 1, 1993 are fully insured.

Effective June 1, 2004, the Company was designated as an Exceptional Performer by the U.S. Department of Education (the "Department") in recognition of its exceptional level of performance in servicing FFELP loans. As a result of this designation, the Company received 100% reimbursement on all eligible FFELP default claims submitted for reimbursement.

Pursuant to the terms of the Higher Education Act, the FFEL Program is periodically amended, and the Higher Education Act is generally reauthorized by Congress every five to six years in order to prevent sunset of that Act. Historically, the United States Congress makes changes to the provisions of the Higher Education Act during the reauthorization process. On February 8, 2006, the Higher Education Reconciliation Act ("HERA") of 2005 was enacted into law. HERA effectively reauthorized the Title IV provisions of the FFEL Program through 2012. One of the provisions of HERA was to lower the guaranty rates on FFELP loans, including a decrease in insurance and reinsurance on portfolios receiving the benefit of Exceptional Performance designation by 1%, from 100% to 99% of principal and accrued interest (effective July 1, 2006), and a decrease in insurance and reinsurance on portfolios not subject to the Exceptional Performance designation by 1%, from 98% to 97% of principal and accrued interest (effective for all loans first disbursed on and after July 1, 2006). In February 2006, as a result of the change in these legislative provisions, the Company recorded an expense of $6.9 million to increase the Company's allowance for loan losses.

On September 27, 2007, the President signed into law the College Cost Reduction and Access Act of 2007 (the "College Cost Reduction Act"). Among other things, this legislation eliminates all provisions relating to Exceptional Performer status, and the monetary benefit associated with it, effective October 1, 2007. In September 2007, the Company recorded an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, months in repayment, delinquency status, type of program, and trends in defaults in the portfolio based on Company and industry data. The Company places a non-federally insured loan on nonaccrual status and charges off the loan when the collection of principal and interest is 120 days past due.

The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that the Company's management believes is adequate to cover probable losses inherent in the loan portfolio.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

Restricted Cash and Investments

The Company's restricted investments are held by trustees in various accounts subject to use restrictions imposed by the trust indenture and consist of guaranteed investment contracts, which are classified as held-to-maturity. Due to the characteristics of the investments, there is no available or active market for this type of financial instrument. These investments are purchased at par value, which equals their cost as of December 31, 2008 and 2007. All restricted cash and investments held by the trustees are included on the consolidated balance sheets.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Restricted Cash – Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. In addition, the Company requests funding from lenders and subsequently disburses loan funds to borrowers and schools on behalf of borrowers. The Company also collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the accompanying consolidated balance sheets. Interest income earned, net of service charges, by the Company on this cash for the years ended December 31, 2008, 2007, and 2006 was $2.7 million, $8.7 million, and $11.5 million, respectively.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which includes allowances for doubtful accounts. Allowance estimates are based upon individual customer experience, as well as age of receivables and likelihood of collection.

Equity Method Investment

On September 28, 2007, the Company sold its 50% membership interests in Premiere Credit of North America, LLC ("Premiere") for initial proceeds of $10.0 million. Premiere is a collection services company that specializes in collection of education-related debt. The Company recognized an initial gain on the sale of Premiere of $3.9 million which is included in "other income" in the accompanying consolidated statements of income. In January 2009, the Company earned $3.5 million in additional consideration as a result of the sale of Premiere. This payment represented contingent consideration that was owed to the Company if Premiere was awarded a collections contract as defined in the purchase agreement. The $3.5 million of contingent consideration will be recognized by the Company in the first quarter of 2009.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, pursuant to which goodwill and intangible assets with indefinite lives are not amortized but must be tested for impairment annually or more frequently if an event indicates that the asset(s) might be impaired. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company recognizes an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. The Company uses quoted market prices and/or discounted cash flows to establish fair values. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flow results. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset is consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method.

The Company uses estimates to determine the fair value of acquired assets to allocate the purchase price to acquired intangible assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to a present value using an appropriate discount rate. The estimates of future cash flows associated with intangible assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimating fair value if such methods are determined to be more appropriate.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses accelerated and straight-line methods for recording depreciation and amortization. Accelerated methods are used for certain equipment and software when this method is believed to provide a better matching of income and expenses. Leasehold improvements are amortized over the lesser of their useful life or the related lease period.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Software Developed or Obtained for Internal-Use

Direct development costs associated with internal-use software are capitalized, including external direct costs of services and internal payroll costs for employees devoting time to the software projects. These costs are included in property and equipment and are amortized over the expected future period of benefit beginning when the asset is placed into service. During the years ended December 31, 2008, 2007, and 2006, the Company capitalized \$0.5 million, \$8.9 million, and \$11.7 million, respectively, in costs related to internal-use software development. Amortization of internal-use software was \$4.3 million, \$4.1 million, and \$1.3 million during the years ended December 31, 2008, 2007, and 2006, respectively.

Other Assets

Other assets are recorded at cost or amortized cost and consist primarily of prepaid expenses, database development costs, and debt issuance costs. Debt issuance costs are amortized using the effective interest method.

Revenue Recognition

Loan Interest Income – Loan interest is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. In addition, the Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the loan holder's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and Consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of non-federally insured loans typically begins six months following a borrower's graduation from a qualified institution and the interest is either paid by the borrower or capitalized annually or at repayment.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance is accrued based upon the fiscal quarter average rate of 13-week Treasury Bill auctions (for loans originated prior to January 1, 2000) or the fiscal quarter average rate of daily H15 financial commercial paper rates (for loans originated on and after January 1, 2000) relative to the yield of the student loan.

The Company recognizes student loan income as earned, net of amortization of loan premiums and deferred origination costs. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums, deferred origination costs, and borrower benefits are amortized over the estimated life of the loan in accordance with SFAS No. 91, *Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, which includes an estimate of prepayment speeds. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment speeds.

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Loan and Guaranty Servicing Income – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value or number of loans serviced for each customer. Guaranty servicing fees are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

Other Fee-Based Income – Other fee-based income primarily consists of the following items:

- *Borrower late fee income* - Borrower late fee income earned by the education lending subsidiaries is recognized when payments are collected from the borrower.
- *Payment management services* - Fees for payment management services are recognized over the period in which services are provided to customers.
- *List and print product sales* - Revenue from the sale of lists and print products is generally earned and recognized, net of estimated returns, upon shipment or delivery.
- *Subscription-based products and services* - Revenues from sales of subscription-based products and services are recognized ratably over the term of the subscription. Subscription revenue received or receivable in advance of the delivery of services is included in deferred revenue.
- *Multiple deliverable arrangements* – Revenue from multiple deliverable arrangements is recognized separately for separate units of accounting based on the units' relative fair value.

Software Services – Software services income is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. The Company accounts for software revenues in accordance with the AICPA's Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"). SOP 97-2 provides guidance on when and in what amounts income should be recognized for licensing, selling, leasing, or otherwise marketing computer software. Income for contracts with customers that does not require significant production, modification, or customization of software is recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, vendors fee is fixed and determinable, and collectability is probable. Income paid on maintenance and enhancement agreements for services to be performed in subsequent periods is deferred and recognized in income over the life of the agreements. Computer and software consulting services are recognized over the period in which services are provided to customers.

Derivative Accounting

The Company accounts for its derivatives in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133* ("SFAS No. 133"). SFAS No. 133 requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded at fair value on the balance sheet as either an asset or liability. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. These factors include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133. Accordingly, changes in the fair value of derivative instruments are reported in current period earnings. Net settlements on derivatives are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Foreign Currency

The Company's foreign subsidiary, EDULINX, used the Canadian dollar as its functional currency. The assets and liabilities of EDULINX were translated to U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses were translated at the average exchange rate during the period. As discussed in note 2, the Company sold EDULINX in May 2007. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations. Prior to the sale of EDULINX, translation gains or losses were reflected in the consolidated financial statements as a component of accumulated other comprehensive income.

During 2006, the Company issued Euro-denominated bonds. Transaction gains and losses resulting from exchange rate changes when re-measuring these bonds to U.S. dollars at the balance sheet date are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense includes deferred tax expense, which represents the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies (including both tax and interest).

4. Restructuring Charges

Legislative Impact

On September 6, 2007, the Company announced a strategic initiative to create efficiencies and lower costs in advance of the enactment of the College Cost Reduction Act, which impacted FFEL Program in which the Company participates. In anticipation of the federally driven cuts to the student loan programs, management initiated a variety of strategies to modify the Company's student loan business model, including lowering the cost of student loan acquisition, creating efficiencies in the Company's asset generation business, and decreasing operating expenses through a reduction in workforce and realignment of operating facilities. These strategies resulted in the net reduction of approximately 400 positions in the Company's overall work force. In addition, the Company simplified its operating structure to leverage its larger facilities and technology by closing five small origination offices and downsizing its presence in Indianapolis. Implementation of the plan began immediately and was completed as of December 31, 2007. As a result of these strategic decisions, the Company recorded a restructuring charge of $20.3 million in 2007 and income of $0.2 million in 2008 to recognize adjustments from initial estimates.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Selected information relating to the restructuring charge and accrual follows:

	Employee termination benefits	Lease terminations	Write-down of property and equipment	Total
Restructuring costs recognized in 2007	$ 6,315 (a)	3,916 (b)	10,060 (c)	20,291
Write-down of assets to net realizable value	—	—	(10,060)	(10,060)
Adjustment from initial estimate of charges	(134) (a)	(16) (b)	—	(150)
Cash payments	(4,988)	(218)	—	(5,206)
Restructuring accrual as of December 31, 2007	1,193	3,682	—	4,875
Adjustment from initial estimate of charges	(191) (a)	—	—	(191)
Cash payments	(1,002)	(791)	—	(1,793)
Restructuring accrual as of December 31, 2008	$ —	2,891	—	2,891

(a) Employee termination benefits are included in "salaries and benefits" in the consolidated statements of income.

(b) Lease termination costs are included in "occupancy and communications" in the consolidated statements of income.

(c) Costs related to the write-down of assets are included in "impairment expense" in the consolidated statements of income.

Selected information relating to the restructuring charge by operating segment and Corporate Activity overhead follows:

Operating segment	Restructuring costs recognized in 2007	Write-down of assets to net realizable value	Adjustment from initial estimate of charges	Cash payments	Restructuring accrual as of December 31, 2007	Adjustment from initial estimate of charges	Cash payments	Restructuring accrual as of December 31, 2008
Student Loan and Guaranty Servicing	$ 1,840	—	(95)	(1,276)	469	(72)	(397)	—
Tuition Payment Processing and Campus Commerce	—	—	—	—	—	—	—	—
Enrollment Services	929	—	—	(848)	81	(15)	(34)	32
Software and Technical Services	58	—	—	(58)	—	—	—	—
Asset Generation and Management	2,654	(248)	(25)	(2,003)	378	(40)	(330)	8
Corporate Activity and Overhead	14,810	(9,812)	(30)	(1,021)	3,947	(64)	(1,032)	2,851
	$ 20,291	(10,060)	(150)	(5,206)	4,875	(191)	(1,793)	2,891

Capital Markets Impact

On January 23, 2008, the Company announced a plan to further reduce operating expenses related to its student loan origination and related businesses as a result of ongoing disruptions in the credit markets. Management developed a restructuring plan related to its asset generation and supporting businesses which reduced marketing, sales, service, and related support costs through a reduction in workforce of approximately 300 positions and realignment of certain operating facilities. Implementation of the plan began immediately and was completed as of June 30, 2008. As a result of these strategic decisions, the Company recorded a restructuring charge of $26.1 million in 2008.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Selected information relating to the restructuring charge and accrual follows:

	Employee termination benefits	Lease terminations	Write-down of assets	Total
Restructuring costs recognized in 2008	$ 5,865 (a)	1,398 (b)	18,834 (c)	26,097
Write-down of assets to net realizable value	—	—	(18,834)	(18,834)
Cash payments	(5,865)	(809)	—	(6,674)
Restructuring accrual as of December 31, 2008	$ —	589	—	589

(a) Employee termination benefits are included in "salaries and benefits" in the consolidated statements of income.

(b) Lease termination costs are included in "occupancy and communications" in the consolidated statements of income.

(c) Costs related to the write-down of assets are included in "impairment expense" in the consolidated statements of income.

Selected information relating to the restructuring charge by operating segment and Corporate Activity and Overhead follows:

Operating segment	Restructuring costs recognized in 2008	Write-down of assets to net realizable value	Cash payments	Restructuring accrual as of December 31, 2008
Student Loan and Guaranty Servicing	$ 5,906	(5,074)	(786)	46
Tuition Payment Processing and Campus Commerce	—	—	—	—
Enrollment Services	297	—	(310)	(13)
Software and Technical Services	510	—	(511)	(1)
Asset Generation and Management	11,235	(9,351)	(1,878)	6
Corporate Activity and Overhead	8,149	(4,409)	(3,189)	551
	$ 26,097	(18,834)	(6,674)	589

5. Business and Certain Asset Acquisitions

The Company has positioned itself for growth by building a strong foundation through business and certain asset acquisitions. Although the Company's assets, loan portfolios, net interest income, and fee-based revenues increase through such transactions, a key aspect of each transaction is its impact on the Company's prospective organic growth and the development of its integrated platform of services. The acquisitions described below expand the Company's products and services offered to education and financial institutions and students and families throughout the education and education finance process. In addition, these acquisitions diversify the Company's asset generation streams and/or diversify revenue by offering other products and services that are not dependent on government programs, which reduces the Company's exposure to legislation and political risk. The Company also expects to reduce costs from these acquisitions through economies of scale and by integrating certain support services.

infiNET Integrated Solutions, Inc. ("infiNET")

On April 20, 2004, the Company purchased 50% of the stock of infiNET for $4.9 million. On February 17, 2006, the Company purchased the remaining 50% of the stock of infiNET. infiNET provides software for customer-focused electronic transactions, information sharing, and electronic account and bill presentment for colleges and universities. Consideration for the purchase of the remaining 50% of the stock of infiNET was $9.5 million in cash and 95,380 restricted shares of the Company's Class A common stock. Under the terms of the purchase agreement, the 95,380 shares of Class A common stock issued in the acquisition are subject to stock price guaranty provisions whereby if on or about February 28, 2011 the average market trading price of the Class A common

(Dollars in thousands, except per share amounts, unless otherwise noted)

stock is less than $104.8375 per share and has not exceeded that price for any 25 consecutive trading days during the 5-year period from the closing of the acquisition to February 28, 2011, then the Company must pay additional cash to the sellers of infiNET for each share of Class A common stock issued in an amount representing the difference between $104.8375 less the greater of $41.9335 or the gross sales price such seller obtained from a sale of the shares occurring subsequent to February 28, 2011 as defined in the agreement. Based on the closing price of the Company's Class A common stock as of December 31, 2008 of $14.33 per share, the Company's obligation under this stock price guarantee would have been approximately $6.0 million (($104.8375-$41.9335) x 95,380 shares). Any payment on the guaranty is reduced by the aggregate of any dividends or other distributions made by the Company to the sellers. In connection with the acquisition, the Company entered into employment agreements with two of the infiNET sellers, in which the guaranteed value related to the shares of Class A common stock issued is dependent on their continued employment with the Company. Accordingly, the guaranteed value associated with the shares of Class A common stock of $5.7 million issued to these employees was recorded as unearned compensation included in additional paid-in capital in the accompanying consolidated balance sheet and is being recognized by the Company as compensation expense over the three-year term of the employment agreements. The expense recognized was $1.9 million, $1.9 million, and $1.7 million in 2008, 2007, and 2006, respectively. The total purchase price recorded by the Company to acquire the remaining interest in infiNET was $13.8 million, which represents the $9.5 million in cash and $4.3 million attributable to the guaranteed value of the shares of Class A common stock issued to the infiNET shareholders other than the two shareholders who entered into employment agreements with the Company. Any cash paid by the Company in consideration of satisfying the guaranteed value of stock issued for this acquisition would be recorded by the Company as a reduction to additional paid-in capital.

Prior to purchasing the remaining 50% of the common stock of infiNET, the Company accounted for this investment under the equity method. The purchase of the remaining 50% of the stock of infiNET was accounted for under purchase accounting and the results of operations have been included in the consolidated financial statements from January 31, 2006, the effective date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the remaining 50% of the stock of infiNET.

Cash and cash equivalents	$	3,266
Restricted cash - due to customers		16,343
Accounts receivable		558
Intangible assets		4,172
Property and equipment		134
Other assets		576
Excess cost over fair value of net assets acquired (goodwill)		12,474
Due to customers		(16,343)
Other liabilities		(2,334)
Previously recorded investment in equity interest		(5,047)
	$	13,799

As of the date of acquisition, the $4.2 million of acquired intangible assets had a weighted average useful life of approximately seven years. The intangible assets that made up this amount included non-competition agreements of $2.0 million (5-year useful life), customer relationships of $1.6 million (10-year useful life), computer software of $0.4 million (5-year useful life), and trade names of $0.2 million (3-year useful life). All intangible assets are amortized using a straight-line amortization method with the exception of customer relationships. The customer relationships intangible asset is amortized over the period of projected revenues and expenses (cash flows) attributable to this asset as of the date of acquisition. Because of customer attrition, the estimated annual cash flows related to customer relationships diminish as time extends from the date of acquisition. As such, the Company uses an accelerated amortization method that reflects the pattern in which the estimated economic benefits of this acquired asset is used by the Company.

The $12.5 million of goodwill was assigned to the Tuition Payment Processing and Campus Commerce operating segment and is not deductible for tax purposes.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Student Marketing Group, Inc. ("SMG") and National Honor Roll, L.L.C. ("NHR")

On March 29, 2005, the Company purchased 100% of the capital stock of SMG and 100% of the membership interests of NHR. The initial consideration paid by the Company was $27.1 million, including $0.1 million of direct acquisition costs. SMG and NHR were entities owned under common control. SMG is a full service direct marketing agency providing a wide range of products and services to help businesses reach the middle school, high school, college bound high school, college, and young adult marketplace. In addition, SMG provides marketing services and college bound student lists to college and university admissions offices nationwide. NHR recognizes middle and high school students for exceptional academic success by providing publication in the *National Honor Roll Commemorative Edition*, scholarships, a college admissions notification service, and notices to local newspapers and elected officials. In addition to the initial purchase price, additional payments were paid by the Company based on the operating results of SMG and NHR as defined in the purchase agreement. In 2007 and 2008, the Company paid additional consideration of $6.0 million and $18.0 million, respectively. These payments satisfy all of the Company's obligations related to the contingencies per the terms of the agreement. Including the contingency payments, total consideration paid by the Company for the acquisition of SMG and NHR was $51.1 million.

The acquisitions of SMG and NHR were accounted for under purchase accounting and the results of operations have been included in the consolidated financial statements from March 1, 2005, the effective date of the acquisitions.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition, and includes the additional consideration paid in 2007 and 2008 as a result of the contingency payments:

Cash and cash equivalents	$	157
Accounts receivable		1,212
Intangible assets		13,111
Property and equipment		545
Other assets		4,891
Excess cost over fair value of net assets acquired (goodwill)		34,150
Other liabilities		(2,991)
Total purchase price	$	51,075

Of the $13.1 million of acquired intangible assets, $2.2 million was assigned to trade names that are not subject to amortization. The remaining $10.9 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 5 years. The intangible assets that made up this amount included student lists of $8.2 million (4-year useful life), customer relationships of $2.0 million (7-year useful life), non-competition agreements of $0.4 million (5-year useful life), and an other asset of $0.3 million (11-year useful life). All intangible assets are amortized using a straight-line amortization method.

The $34.2 million of goodwill was assigned to the Enrollment Services operating segment and is expected to be deductible for tax purposes.

FACTS Management Co. ("FACTS")

On June 10, 2005, the Company purchased 80% of the capital stock of FACTS for $56.1 million, including $0.1 million of direct acquisition costs. On February 17, 2006, the Company purchased the remaining 20% of the stock of FACTS. FACTS provides actively managed tuition payment solutions, online payment processing, detailed information reporting, and data integration services to K-12 and post secondary educational institutions, families, and students. In addition, FACTS provides financial needs analysis for students applying for aid in private and parochial K-12 schools. Consideration for the purchase of the remaining 20% of FACTS was $5.6 million in cash and 238,237 restricted shares of the Company's Class A common stock valued at $9.9 million. The value of the common shares issued was determined based on the closing market price of the Company's common shares over the 2-day period before and after the terms of the acquisition were agreed to and announced. Under the terms of the purchase agreement, the 238,237 shares of Class A common stock issued in the acquisition were subject to put option arrangements whereby during the 30-day period beginning February 28, 2010 the holders of such shares could require the Company to repurchase all or part of the shares at a price of $83.95 per share. The value of the put option as of the acquisition of the remaining 20% of the stock of FACTS was $7.5 million and was recorded by the Company as additional purchase price. The value of the put option was valued by the Company on the date of acquisition using a Black-Scholes pricing model using the following assumptions: risk-free interest rate of 5.1 percent, volatility of 34

(Dollars in thousands, except per share amounts, unless otherwise noted)

percent, and no dividend yield. The total consideration recorded by the Company for the remaining 20% of the stock of FACTS was $23.0 million, which represents the $5.6 million in cash, the value of the Class A common stock of $9.9 million, and the value of the put option arrangements of $7.5 million.

As further discussed in note 10, in July 2007, the Company paid $15.9 million to redeem 238,237 shares of the Company's Class A common stock that were subject to this put option. The decrease in the fair value of the put option of $0.3 million during 2007 (until settled in July) and increase of $3.3 million in 2006 (from the date of acquisition) is included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the accompanying consolidated statements of income.

This acquisition was accounted for under purchase accounting and the results of operations have been included in the consolidated financial statements from June 1, 2005, the effective date of the acquisition. Minority interest presented by the Company in 2006 reflects the proportionate share of shareholders' equity and net income attributable to the minority shareholders of FACTS until the Company purchased the remaining 20% of the stock of FACTS in February 2006.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Initial 80%	Remaining 20%	Total
Cash and cash equivalents	$ 2,466	—	2,466
Restricted cash - due to customers	11,034	—	11,034
Accounts receivable	55	—	55
Intangible assets	36,438	8,374	44,812
Property and equipment	321	—	321
Other assets	24	—	24
Excess cost over fair value of net assets acquired (goodwill)	28,689	16,487	45,176
Due to customers	(11,034)	—	(11,034)
Other liabilities	(11,901)	(2,699)	(14,600)
Minority interests' ownership in net assets acquired	(23)	—	(23)
Previously recorded minority interest	—	868	868
Total purchase price	$ 56,069	23,030	79,099

Of the $44.8 million of acquired intangible assets, $11.6 million was assigned to trade names that are not subject to amortization. The remaining $33.2 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 14 years. The intangible assets that made up this amount included customer relationships of $19.2 million (20-year useful life), non-competition agreements of $12.6 million (5-year useful life), and computer software of $1.4 million (3-year useful life). All intangible assets are amortized using a straight-line amortization method with the exception of customer relationships. The customer relationships intangible asset is amortized over the projected revenues and expenses (cash flows) attributable to this asset as of the date of acquisition. Because of customer attrition, the estimated annual cash flows related to customer relationships diminish the further from the date of acquisition. As such, the Company uses an accelerated amortization method that reflects the pattern in which the estimated economic benefits of this acquired asset is used by the Company.

The $45.2 million of goodwill was assigned to the Tuition Payment Processing and Campus Commerce operating segment and is not deductible for tax purposes.

CUnet, LLC ("CUnet")

On June 30, 2006, the Company purchased 100% of the membership interests of CUnet. The initial consideration paid by the Company was $40.1 million in cash, including $0.1 million of direct acquisition costs. CUnet provides campus locations and online schools with performance-based educational marketing, web-based marketing, lead generation, and vendor management services to enhance their brands and improve student recruitment and retention.

In addition to the initial purchase price, additional payments were paid by the Company based on the operating results of CUnet. The Company records contingency payments when the applicable contingency is resolved and additional consideration is issued or issuable or the outcome of the contingency is determined beyond a reasonable doubt. In 2007, the Company issued 62,446 restricted

(Dollars in thousands, except per share amounts, unless otherwise noted)

shares of its Class A common stock valued at $1.1 million and paid cash of $4.0 million to satisfy all of the Company's remaining obligations related to the contingencies included in the original purchase agreement. The value of the common shares issued was determined based on the closing market price of the Company's common shares over the 2-day period before and after the date in which the number of shares to be issued were known as determined per the terms of the purchase agreement. In connection with the acquisition, the Company entered into employment agreements with certain sellers, in which these contingency payments were related to their continued employment with the Company. Accordingly, these contingency payments are recognized by the Company as compensation expense over the remaining term of the employment agreements.

This acquisition was accounted for under purchase accounting and the results of operations have been included in the consolidated financial statements from the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable	$	5,154
Intangible assets		14,962
Property and equipment		360
Other assets		520
Excess cost over fair value of net assets acquired (goodwill)		23,910
Other liabilities		(4,818)
	$	40,088

As of the date of acquisition, the $15.0 million of acquired intangible assets had a weighted-average useful life of approximately seven years. The intangible assets that made up this amount included customer relationships of $10.4 million (8-year useful life), non-competition agreements of $2.6 million (5-year useful life), trade names of $1.7 million (4-year useful life), and computer software of $0.3 million (3-year useful life). All intangible assets are amortized using a straight-line amortization method with the exception of customer relationships. The customer relationships intangible asset is amortized over the period of projected revenues and expenses (cash flows) attributable to this asset as of the date of acquisition. Because of customer attrition, the estimated annual cash flows related to customer relationships diminish as time extends from the date of acquisition. As such, the Company uses an accelerated amortization method that reflects the pattern in which the estimated economic benefits of this acquired asset is used by the Company.

The $23.9 million of goodwill was assigned to the Enrollment Services operating segment and is expected to be deductible for tax purposes.

Peterson's

On July 27, 2006, the Company purchased certain assets and assumed certain liabilities from Thomson Learning Inc. The initial consideration paid by the Company was $38.7 million in cash, including $0.1 million of direct acquisition costs. The final purchase price of Peterson's was subject to certain purchase price adjustments as defined in the purchase agreement. During 2007, the purchase price for Peterson's was finalized per the terms of the purchase agreement and the Company received a $2.2 million working capital settlement. As such, the total consideration paid by the Company for Peterson's was $36.5 million. Peterson's provides a comprehensive suite of education and career-related solutions in the areas of education search, test preparation, admissions, financial aid information, and career assistance. Peterson's provides its customers with publications and online information about colleges and universities, career schools, graduate programs, distance learning, executive training, private secondary schools, summer opportunities, study abroad, financial aid, test preparation, and career exploration resources. This acquisition was accounted for as a business combination under purchase accounting and the results of operations have been included in the consolidated financial statements from the date of the acquisition.

(Dollars in thousands, except per share amounts, unless otherwise noted)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable	$	7,055
Intangible assets		18,920
Property and equipment		2,349
Other assets		2,375
Excess cost over fair value of net assets acquired (goodwill)		19,954
Other liabilities		(14,173)
	$	36,480

As of the date of acquisition, the $18.9 million of acquired intangible assets had a weighted-average useful life of approximately four years. The intangible assets that made up this amount included database and content of $9.5 million (5-year useful life), computer software of $6.2 million (3-year useful life), customer relationships of $1.7 million (10-year useful life), trade names of $0.8 million (3-year useful life), and a non-competition agreement of $0.7 million (3-year useful life). All intangible assets are amortized using a straight-line amortization method with the exception of customer relationships. The customer relationships intangible asset is amortized over the period of projected revenues and expenses (cash flows) attributable to this asset as of the date of acquisition. Because of customer attrition, the estimated annual cash flows related to customer relationships diminish as time extends from the date of acquisition. As such, the Company uses an accelerated amortization method that reflects the pattern in which the estimated economic benefits of this acquired asset is used by the Company.

The $20.0 million of goodwill was assigned to the Enrollment Services operating segment and is expected to be deductible for tax purposes. In 2007, the Company recognized an impairment on the goodwill recorded from this acquisition. See note 6 for additional information.

6. Intangible Assets and Goodwill

Intangible assets consist of the following:

	Weighted average remaining useful life as of December 31, 2008 (months)		As of December 31, 2008	As of December 31, 2007
Amortizable intangible assets:				
Customer relationships (net of accumulated amortization of $29,737 and $20,299, respectively)	106	$	50,623	60,061
Trade names (net of accumulated amortization of $5,478 and $1,258, respectively)	43		11,581	1,609
Covenants not to compete (net of accumulated amortization of $14,887 and $11,815, respectively)	19		8,735	15,425
Database and content (net of accumulated amortization of $5,447 and $3,193, respectively)	23		4,033	6,287
Computer software (net of accumulated amortization of $7,441 and $4,898, respectively)	9		1,561	4,189
Student lists (net of accumulated amortization of $7,855 and $5,806, respectively)	2		342	2,391
Other (net of accumulated amortization of $95 and $71, respectively)	86		179	203
Loan origination rights (net of accumulated amortization of $8,180)	—		—	8,473
Total - amortizable intangible assets	80 months		77,054	98,638
Unamortizable intangible assets - trade names			—	14,192
		$	77,054	112,830

(Dollars in thousands, except per share amounts, unless otherwise noted)

During the first quarter of 2008, management determined that the trade names not subject to amortization have a finite useful life. As such, these assets will be amortized prospectively over their estimated remaining useful lives. In 2008, these assets were reclassed to "amortizable intangible assets – trade names" and are included in the above table.

The Company recorded amortization expense on its intangible assets of $26.2 million, $30.4 million, and $25.1 million, during the years ended December 31, 2008, 2007, and 2006, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2008, the Company estimates it will record amortization expense as follows:

2009	$	22,318
2010		15,985
2011		10,031
2012		9,029
2013		6,168
2014 and thereafter		13,523
	$	77,054

The change in the carrying amount of goodwill by operating segment was as follows:

		Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Total
Balance as of December 31, 2006	$	—	57,858	82,416	8,596	42,550	191,420
Goodwill from prior period acquisition allocated during the period		—	228	(15,552)	—	—	(15,324)
Impairment charge		—	—	(11,401)	—	—	(11,401)
Balance as of December 31, 2007	$	—	58,086	55,463	8,596	42,550	164,695
Additional contingent consideration paid (a)		—	—	11,150	—	—	11,150
Impairment charge		—	—	—	—	(667)	(667)
Balance as of December 31, 2008	$	—	58,086	66,613	8,596	41,883	175,178

(a) In January 2008, the Company paid $18.0 million (of which $6.8 million was accrued as of December 31, 2007) of additional consideration related to its 2005 acquisitions of Student Marketing Group, Inc. and National Honor Roll, L.L.C. This payment satisfies all of the Company's obligations related to the contingencies per the terms of the purchase agreement.

On September 27, 2007, the President signed into law the College Cost Reduction Act. This legislation contained provision with significant implication for participants in the FFEL Program including reducing special allowance payments received by lenders, increasing origination fees paid by lenders, and eliminating the designation of Exceptional Performer status and the monetary benefit associated with it. As a result of this legislation and the student loan business model modifications the Company implemented as a result of these legislative changes (see note 4), the Company recorded an impairment charge of $39.4 million during 2007. This charge is included in "impairment expense" in the Company's consolidated statements of income. Information related to the impairment charge follows:

(Dollars in thousands, except per share amounts, unless otherwise noted)

Asset	Operating segment		Impairment charge
Amortizable intangible assets:			
Covenants not to compete	Asset Generation and Management	$	13,581
Loan origination rights	Asset Generation and Management		11,555
Unamortizable intangible assets - trade names	Asset Generation and Management		2,907
Goodwill	Enrollment Services		11,401
Total impairment charge related to legislative changes		$	39,444

The fair value of the intangible assets and reporting unit within the Enrollment Services operating segment were estimated using the expected present value of future cash flows.

As disclosed in note 4, as a result of the disruptions in the debt and secondary markets and the student loan business model modifications the Company implemented due to the disruptions, the Company recorded an impairment charge of $18.8 million during the first quarter of 2008. This charge is included in "impairment expense" in the Company's consolidated statements of income. Information related to the impairment charge follows:

Asset	Operating segment		Impairment charge
Amortizable intangible assets:			
Covenants not to compete	Student Loan and Guaranty Servicing	$	4,689
Covenants not to compete	Asset Generation and Management		336
Loan origination rights	Asset Generation and Management		8,336
Computer software	Asset Generation and Management		12
Goodwill	Asset Generation and Management		667
Property and equipment	Student Loan and Guaranty Servicing		385
Property and equipment	Corporate activities		4,409
Total impairment charge		$	18,834

The fair value of the intangible assets and reporting unit within the Asset Generation and Management operating segment were estimated using the expected present value of future cash flows.

7. Student Loans Receivable

Student loans receivable consisted of the following:

		As of December 31, 2008	As of December 31, 2007
Federally insured loans	$	24,787,941	26,054,398
Non-federally insured loans		273,108	274,815
		25,061,049	26,329,213
Unamortized loan premiums and deferred origination costs		402,881	452,501
Allowance for loan losses – federally insured loans		(25,577)	(24,534)
Allowance for loan losses – non-federally insured loans		(25,345)	(21,058)
	$	25,413,008	26,736,122
Federally insured allowance as a percentage of ending balance of federally insured loans		0.10%	0.09%
Non-federally insured allowance as a percentage of ending balance of non-federally insured loans		9.28%	7.66%
Total allowance as a percentage of ending balance of total loans		0.20%	0.17%

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company has provided for an allowance for loan losses related to its student loan portfolio. Activity in the allowance for loan losses for the years ended December 31, 2008, 2007, and 2006 is shown below:

		2008	2007	2006
Beginning balance	$	45,592	26,003	13,390
Provision for loan losses		25,000	28,178	15,308
Loans charged off, net of recoveries		(18,920)	(7,418)	(2,695)
Sale of loans		(750)	(1,171)	—
Ending balance	$	50,922	45,592	26,003

On January 19, 2007, the Company entered into a Settlement Agreement with the Department to resolve an audit of the Company's portfolio of student loans receiving 9.5% special allowance payments. Under the terms of the Settlement Agreement, the Company is permitted to retain the 9.5% special allowance payments that it received from the Department prior to July 1, 2006. In addition, the Settlement Agreement eliminates all 9.5% special allowance payments with respect to the Company's portfolios of student loans for periods on and after July 1, 2006. As a result of the Settlement Agreement, in December 2006, the Company recognized an impairment charge of $21.7 million related to loan premiums paid on loans acquired in 2005 from the acquisition of LoanSTAR Funding Group, Inc. that were previously considered eligible for 9.5% special allowance payments.

Loan Sales

As part of the Company's asset management strategy, the Company periodically sells student loan portfolios to third parties. During the years ended December 31, 2008, 2007, and 2006, the Company sold $1.8 billion (par value), $115.3 million (par value), and $748.5 million (par value), respectively, of student loans resulting in the recognition of a loss of $51.4 million in 2008 and gains of $3.6 million and $16.1 million in 2007 and 2006, respectively.

As a result of the disruptions in the debt and secondary markets, the Company sold loan portfolios in 2008 in order to reduce the amount of student loans remaining under the Company's multi-year committed financing facility for FFELP loans, which reduced the Company's exposure related to certain equity support provisions included in this facility (see note 8 for additional information related to these equity support provisions).

8. Bonds and Notes Payable

The following tables summarize the Company's outstanding bonds and notes payable by type of instrument:

		As of December 31, 2008		
		Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):				
Bonds and notes based on indices	$	20,509,073	0.75% - 5.02%	09/25/13 - 06/25/41
Bonds and notes based on auction or remarketing (b)		2,713,285	0.00% - 6.00%	11/01/09 - 07/01/43
Total variable-rate bonds and notes		23,222,358		
Commercial paper - FFELP facility (c)		1,445,327	1.32% - 2.94%	05/09/10
Commercial paper - private loan facility (c)		95,020	2.49%	03/14/09
Fixed-rate bonds and notes (a)		202,096	5.30% - 6.68%	11/01/09 - 05/01/29
Unsecured fixed rate debt		475,000	5.13% and 7.40%	06/01/10 and 09/15/61
Unsecured line of credit		691,500	0.98% - 2.41%	05/08/12
Department of Education Participation		622,170	3.37%	09/30/09
Other borrowings		34,488	1.25% - 5.47%	05/22/09 - 11/01/15
	$	26,787,959		

(Dollars in thousands, except per share amounts, unless otherwise noted)

	As of December 31, 2007		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 17,508,810	4.73% - 5.78%	09/25/12 - 06/25/41
Bonds and notes based on auction or remarketing	2,905,295	2.96% - 7.25%	11/01/09 - 07/01/43
Total variable-rate bonds and notes	20,414,105		
Commercial paper - FFELP facility (c)	6,629,109	5.22% - 5.98%	05/09/10
Commercial paper - private loan facility (c)	226,250	5.58%	03/14/09
Fixed-rate bonds and notes (a)	214,476	5.20% - 6.68%	11/01/09 - 05/01/29
Unsecured fixed rate debt	475,000	5.13% and 7.40%	06/01/10 and 09/15/61
Unsecured line of credit	80,000	5.40% - 5.53%	05/08/12
Other borrowings	76,889	4.65% - 5.20%	09/28/08 - 11/01/15
	$ 28,115,829		

(a) Issued in asset-backed securitizations

(b) As of December 31, 2008, the Company had $115.2 million of bonds based on an auction rate of 0%, due to the Maximum Rate auction provisions in the underlying documents for such financings. The Maximum Rate provisions include multiple components, one of which is based on T-bill rates. The T-bill component calculation for these bonds produced negative rates, which resulted in auction rates of zero percent for the applicable period.

(c) Loan warehouse facilities

Secured Financing Transactions

The Company has historically relied upon secured financing vehicles as its most significant source of funding for student loans. The net cash flow the Company receives from the securitized student loans generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized student loans are subordinate to bondholder interests and may fail to generate any cash flow beyond what is due to bondholders. The Company's secured financing vehicles are loan warehouse facilities and asset-backed securitizations (as further discussed below).

Most of the bonds and notes payable are primarily secured by the student loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective bond resolutions or financing agreements. The student loan interest margin notes, included in fixed rate bonds and notes in the above tables, are secured by the rights to residual cash flows from certain variable rate bonds and notes and fixed rate notes. Certain variable rate bonds and notes and fixed rate bonds of $1.0 billion and $1.1 billion as of December 31, 2008 and 2007, respectively, are secured by financial guaranty insurance policies or a letter of credit and reimbursement agreement issued by Municipal Bond Investors Assurance Corporation, Ambac Assurance Corporation, and State Street.

On July 31, 2008, the Company did not renew its liquidity provisions on its FFELP loan warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company began to fund FFELP student loan originations for the 2008-2009 academic year pursuant to the Department of Education's Loan Participation Program ("Participation Program") and an existing participation agreement with Union Bank and Trust Company ("Union Bank"), an entity under common control with the Company.

Loan warehouse facilities

Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. The Company has historically relied upon three conduit warehouse loan financing vehicles to support its funding needs on a short term basis: a multi-year committed facility for FFELP loans, a $250.0 million private loan warehouse for non-federally insured student loans, and a single-seller extendible commercial paper conduit for FFELP loans.

(Dollars in thousands, except per share amounts, unless otherwise noted)

FFELP Warehouse facility

The Company's multi-year committed facility for FFELP loans terminates in May 2010 and was supported by 364-day liquidity which was scheduled for renewal on May 9, 2008. The Company obtained an extension on this renewal until July 31, 2008. On July 31, 2008, the Company did not renew the liquidity provisions of this facility. Accordingly, as of July 31, 2008, the facility became a term facility with a final maturity date of May 9, 2010. Pursuant to the terms of the agreement, since liquidity was not renewed, the Company's cost of financing under this facility increased 10 basis points. The agreement also includes provisions which allow the banks to charge a rate equal to LIBOR plus 128.5 basis points if they choose to finance their portion of the facility with sources of funds other than their commercial paper conduit. As of December 31, 2008, $1.4 billion was outstanding under this facility.

The terms and conditions of the Company's warehouse facility for FFELP loans provides for formula based advance rates based on market conditions. While the Company does not believe that the loan valuation formula is reflective of the actual fair value of its loans, it is subject to compliance with such mark-to-formula provisions of the warehouse facility agreement. As of December 31, 2008, the Company had $280.6 million restricted as a result of equity funding support for this facility.

The Company has utilized its $750.0 million unsecured line of credit to fund equity advances on its warehouse facility. As of December 31, 2008, the Company had $691.5 million outstanding under this line of credit. The unsecured line of credit terminates in May 2012.

Continued dislocations in the credit markets may cause additional volatility in the loan valuation formula. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facility greater than what the Company can provide, the warehouse facility could be subject to an event of default resulting in a termination of the facility and an acceleration of the repayment provisions. A default on the FFELP warehouse facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable. The Company continues to look at various alternatives to remove loans from the warehouse facility including other financing arrangements and/or selling loans to third parties.

Private Loan Warehouse Facility

As of December 31, 2008, the Company had $154.2 million of student loans in its private loan warehouse facility and $95.0 million borrowed under the facility. On February 25, 2009, the Company paid all debt outstanding on this facility with operating cash and terminated the facility.

Commercial Paper Warehouse Program

In August 2006, the Company established a $5.0 billion extendable commercial paper warehouse program for FFELP loans, under which it can issue one or more short term extendable secured liquidity notes. As of December 31, 2008, no notes were outstanding under this warehouse program. As a result of the disruption of the credit markets, there is no market for the issuance of notes under this facility. Management believes it is currently unlikely a market will exist in the foreseeable future.

Department of Education's Loan Participation and Purchase Commitment Programs

In August 2008, the Department implemented the Loan Purchase Commitment Program (the "Purchase Program") and the Loan Participation Program pursuant to the Ensuring Continued Access to Student Loans Act of 2008 ("ECASLA"). Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program must be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on September 30, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to

(Dollars in thousands, except per share amounts, unless otherwise noted)

September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which are funded under the Department's Participation Program will need to be refinanced or sold to the Department prior to September 30, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Program, in accordance with the October 7th legislation, which will include FFELP student loans made for the 2009-2010 academic year.

As of December 31, 2008, the Company had $622.2 million of FFELP loans funded using the Participation Program. The Company plans to continue to use the Participation Program to fund loans originated for the 2008-2009 and 2009-2010 academic years. These programs are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company has the option to purchase the participation interests from the grantor trusts at the end of a 364-day period upon termination of the participation certificate. As of December 31, 2008, $548.4 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million. Loans participated under this agreement qualify as a sale pursuant to the provisions of SFAS No. 140. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet.

Asset-backed Securitizations

During 2008 and 2007, the Company completed asset-backed securities transactions totaling $4.5 billion and $3.8 billion, respectively. Notes issued in these transactions carry interest rates based on a spread to LIBOR. As part of the Company's issuance of asset-backed securitizations in March 2008 and May 2008, due to credit market conditions when these notes were issued, the Company purchased the Class B subordinated notes of $36 million (par value) and $41 million (par value), respectively. These notes are not included on the Company's consolidated balance sheet. If the credit market conditions improve, the Company anticipates selling these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Upon sale, these notes would be shown as "bonds and notes payable" on the Company's consolidated balance sheet. Unless there is a significant market improvement, the Company believes the market value of such notes will be less than par value. The difference between the par value and market value would be recognized by the Company as interest expense over the life of the bonds.

Notes issued during 2006 included €773.2 million (950 million in U.S. dollars) with variable interest rates initially based on a spread to EURIBOR (the "Euro Notes"). As of December 31, 2008 and 2007, the Euro Notes were recorded on the Company's balance sheet at $1.1 billion. The changes in the principal amount of Euro Notes as a result of the fluctuation of the foreign currency exchange rate were a decrease of $52.9 million for the year ended December 31, 2008 and increases of $108.7 million and $70.4 million for the years ended December 31, 2007 and 2006, respectively, and are included in the "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the consolidated statements of income. Concurrently with the issuance of the Euro Notes, the Company entered into cross-currency interest rate swaps which are further discussed in note 9.

In May and October 2002, the Company consummated debt offerings of student loan asset-backed notes of $1.0 billion and $1.2 billion, respectively. In connection with these debt offerings, the Company entered into agreements with certain investment banks pursuant to which the Company will pay the investment banks a fee equal in the aggregate to 0.01% and 0.0075% per annum of the principal balance of the May and October 2002 notes, respectively. These fees are for credit enhancements to the notes whereby the investment banks will provide liquidity advances to the Company in the instance of disintermediation in the spread between student loan interest rates and the notes' interest rates as defined in the agreement. The total net amount paid by the Company under these agreements was approximately $42,000, $54,000, and $61,000 during the years ended December 31, 2008, 2007, and 2006, respectively.

(Dollars in thousands, except per share amounts, unless otherwise noted)

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through a remarketing utilizing remarketing agents ("Variable Rate Demand Notes"). The Company is currently sponsor on approximately $1.9 billion of Auction Rate Securities and $0.8 billion of Variable Rate Demand Notes.

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. During the first quarter of 2008, as part of the credit market crisis, auction rate securities from various issuers failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 8, 2008, all of the Company's Auction Rate Securities have failed in this manner. Under normal conditions, banks have historically purchased these securities when investor demand is weak. However, since February 2008, banks have been allowing auctions to fail.

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities. Based on the relative levels of these indices as of December 31, 2008, the rates expected to be paid by the Company range from 91-day T-Bill plus 125 basis points, on the low end, to LIBOR plus 250 basis points, on the high end. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

The Company cannot predict whether future auctions related to its Auction Rate Securities will be successful, but management believes it is likely auctions will continue to fail indefinitely. The Company is currently seeking alternatives for reducing its exposure to the auction rate market, but may not be able to achieve alternate financing for some or all of its Auction Rate Securities.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. The maximum rate for Variable Rate Demand Notes is based on a spread to certain indexes as defined in the underlying documents, with the highest to the Company being Prime plus 200 basis points.

Unsecured Line of Credit

The Company has a $750.0 million unsecured line of credit that terminates in May 2012. As of December 31, 2008, there was $691.5 million outstanding on this line. The weighted average interest rate on this line of credit was 1.25% as of December 31, 2008. Upon termination in 2012, there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary. As discussed previously, the Company may need to fund certain loans or provide additional equity funding support related to advance rates on its warehouse facilities. As of December 31, 2008, the Company had contributed $329.7 million in equity funding support to these facilities. The Company has funded these contributions primarily by advances on its operating line of credit. The lending commitment under the Company's unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank ("Lehman"), a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Since the bankruptcy filing, the Company has experienced funding delays from Lehman for its portion of the lending commitment under the line of credit and the Company does not expect Lehman to fund future borrowing requests. As of December 31, 2008, excluding Lehman Bank's lending commitment, the Company has $51.2 million available for future use under its unsecured line of credit.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

(i) A minimum consolidated net worth;

(ii) A minimum adjusted EBITDA to corporate debt interest (over the last four rolling quarters);

(iii) A limitation on subsidiary indebtedness; and

(iv) A limitation on the percentage of non-guaranteed loans in the Company's portfolio.

(Dollars in thousands, except per share amounts, unless otherwise noted)

As of December 31, 2008, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP and private loan warehouses.

As previously discussed, continued dislocations in the credit markets may cause additional volatility in the loan valuation formula included in the Company's FFELP warehouse facility. Should a significant change in the valuation of loans result in additional required equity funding support for the warehouse facility greater than what the Company can provide, the warehouse facility could be subject to an event of default resulting in a termination of the facility and an acceleration of the repayment provisions. A default on the FFELP warehouse facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

Unsecured Fixed Rate Debt

On May 25, 2005, the Company issued $275.0 million in aggregate principal amount of Senior Notes due June 1, 2010 (the "Notes"). The Notes are unsecured obligations of the Company. The interest rate on the Notes is 5.125%, payable semiannually. At the Company's option, the Notes are redeemable in whole at any time or in part from time to time at the redemption price described in its prospectus supplement.

On September 27, 2006 the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"). The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through September 28, 2011 is 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date", the interest rate on the Hybrid Securities will be equal to three-month LIBOR plus 3.375%, payable quarterly. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that the Company has received proceeds from the sale of certain qualifying capital securities prior to such date (as defined in the Hybrid Securities' prospectus). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the prospectus, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable (i) in whole or in part, at any time on or after September 29, 2011, at their principal amount plus accrued and unpaid interest, provided in the case of a redemption in part that the principal amount outstanding after such redemption is at least $50.0 million, or (ii) in whole, but not in part, prior to September 29, 2011, after certain events involving taxation (as described in the Hybrid Securities' prospectus).

Other Borrowings

As of December 31, 2008 and 2007, bonds and notes payable includes $21.5 million and $57.3 million, respectively, of notes due to Union Bank. The Company has used the proceeds from these notes to invest in student loan assets via a participation agreement. This participation agreement is in addition to the $750 million FFELP Participation Agreement, and participations under this participation agreement do not qualify as sales pursuant to SFAS No. 140.

On October 13, 2006, the Company purchased a building in which its corporate headquarters is located. In connection with the acquisition of the building, the Company assumed the outstanding note on the property. As of December 31, 2008 and 2007, the outstanding balance on the note was $5.0 million.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Maturity Schedule

Bonds and notes outstanding as of December 31, 2008 are due in varying amounts as shown below.

2009	$	792,970
2010		1,742,676
2011		98,900
2012		703,348
2013		111,285
2014 and thereafter		23,338,780
	$	26,787,959

Generally, the Company's secured financing instruments bearing interest at variable rates can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain education lending subsidiaries.

One of the Company's education lending subsidiaries has irrevocably escrowed funds to make the remaining principal and interest payments on previously issued bonds and notes. Accordingly, neither these obligations nor the escrowed funds are included on the accompanying consolidated balance sheets. As of December 31, 2008 and 2007, $31.9 million and $29.7 million, respectively, of defeased debt remained outstanding.

Certain bond resolutions contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. Management believes the Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2008.

9. Derivative Financial Instruments

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility and fluctuations in foreign currency exchange rates. Derivative instruments used as part of the Company's risk management strategy include interest rate swaps, basis swaps, interest rate floor contracts, and cross-currency interest rate swaps.

Interest Rate Swaps

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with new legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

(Dollars in thousands, except per share amounts, unless otherwise noted)

As previously discussed, the Company reached a Settlement Agreement with the Department to resolve an audit related to the Company's portfolio of student loans receiving 9.5% special allowance payments. Under the terms of the Agreement, the Company will no longer receive 9.5% special allowance payments. In December 2006, in consideration of not receiving the 9.5% special allowance payments on a prospective basis, the Company entered into a series of off-setting interest rate swaps that mirrored the $2.45 billion in pre-existing interest rate swaps that the Company had utilized to hedge its loan portfolio receiving 9.5% special allowance payments against increases in interest rates. During 2007, the Company entered into a series of off-setting interest rate swaps that mirrored the remaining interest rate swaps utilized to hedge the Company's student loan portfolio against increases in interest rates. The net effect of the offsetting derivatives was to lock in a series of future income streams on underlying trades through their respective maturity dates. The following table summarizes these derivatives:

Maturity	Notional amount	Weighted average fixed rate paid by the Company	Notional amount	Weighted average fixed rate received by the Company
2007	$ 512,500	3.42 %	$ 512,500	5.25 %
2008	462,500	3.76	462,500	5.34
2009	312,500	4.01	312,500	5.37
2010	1,137,500	4.25	1,137,500	4.75
2011	—	—	—	—
2012	275,000	4.31	275,000	4.76
2013	525,000	4.36	525,000	4.80
	$ 3,225,000	4.05 %	$ 3,225,000	4.98 %

In August 2007, the Company terminated all interest rate swaps summarized above for net proceeds of $50.8 million.

In December 2007 and January 2008, the Company entered into the following interest rate derivatives to hedge fixed rate student loan assets earning fixed rate floor income or variable rate floor income. All derivatives included below had effective dates subsequent to December 31, 2007.

Maturity	Notional Amount	Weighted average fixed rate paid by the Company (b)
2008 (a)	$ 2,000,000	4.18 %
2009	500,000	4.08
2010	700,000	3.44
2011	500,000	3.57
2012	250,000	3.86
	$ 3,950,000	3.94 %

(a) The maturity date on these derivatives was June 30, 2008.

(b) For all interest rate derivatives, the Company received discrete three-month LIBOR.

During 2008, with the exception of the derivatives that expired on June 30, 2008, the Company paid $7.0 million (net) to terminate all remaining derivatives included in the table above.

Basis Swaps

The Company has entered into basis swaps in which the Company (i) receives three-month LIBOR set discretely in advance and pays a daily weighted average three-month LIBOR less a spread as defined in the individual agreements (the "Average/Discrete Basis Swaps"); and (ii) receives three-month LIBOR and pays one-month LIBOR less a spread as defined in the agreements (the "3/1 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan

(Dollars in thousands, except per share amounts, unless otherwise noted)

assets and the debt funding such assets.

The following table summarizes the Company's basis swaps outstanding as of December 31, 2008 and 2007:

	As of December 31, 2008 Notional Amount	
Maturity	Average/Discrete Basis Swaps	3/1 Basis Swaps
2010	$ 4,500,000	—
2011	2,700,000	—
2012	2,400,000	—
2018	—	1,300,000
2023	—	1,250,000
2028	—	100,000
	$ 9,600,000	2,650,000

	As of December 31, 2007 Notional Amount	
Maturity	Average/Discrete Basis Swaps	3/1 Basis Swaps
2008	$ 4,000,000	—
2009	6,000,000	—
2010	6,500,000	—
2011	4,050,000	—
2012	3,900,000	—
2016	—	1,000,000
2017	—	500,000
	$ 24,450,000	1,500,000

During 2008, the Company terminated certain basis swaps for net proceeds of $11.0 million

Interest Rate Floor Contracts

In June 2006, the Company entered into interest rate floor contracts in which the Company received an upfront fee of $8.6 million. These contracts were structured to monetize on an upfront basis the potential floor income associated with certain consolidation loans. On January 30, 2007, the Company paid $8.1 million to terminate these interest rate floor contracts.

Cross-Currency Interest Rate Swaps

The Company entered into derivative instruments in 2006 as a result of the issuance of the Euro Notes as discussed in note 8. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR index based on a notional amount of €420.5 million and €352.7 million, respectively, and pays a spread to the LIBOR index based on a notional amount of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect as of the issuance of these notes.

Accounting for Derivative Financial Instruments

The Company accounts for derivative instruments under SFAS No. 133, which requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. Management has structured all of the Company's

(Dollars in thousands, except per share amounts, unless otherwise noted)

derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133. As a result, the change in fair value of derivative instruments is recorded in the consolidated statements of income at each reporting date.

Upon termination of a derivative instrument, any proceeds received or payments made by the Company are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income and is accounted for as a change in fair value on such derivative.

The following table summarizes the net fair value of the Company's derivative portfolio:

	As of December 31,	
	2008	2007
Interest rate swaps	$ —	(2,695)
Basis swaps	6,039	27,525
Interest rate floor contracts	—	—
Cross-currency interest rate swaps	167,320	191,756
Net fair value	$ 173,359	216,586

The change in the fair value of the Company's derivative portfolio included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income resulted in a loss of $38.6 million and gains of $139.1 million and $43.9 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The following table summarizes the net derivative settlements for the years ended December 31, 2008, 2007, and 2006, which are included in the "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the consolidated statements of income:

	2008	2007	2006
Interest rate swaps	$ (15,037)	16,803	40,476
Basis swaps	46,751	8,534	(645)
Cross-currency interest rate swaps	23,942	(6,660)	(14,406)
Other (a)	—	—	(1,993)
Derivative settlements received (paid), net	$ 55,656	18,677	23,432

(a) In connection with the issuance of the Hybrid Securities during 2006 as described in note 8, the Company entered into a derivative instrument to economically lock into a fixed interest rate of 7.65% prior to the actual pricing of the transaction. Upon pricing of the Hybrid Securities, the Company terminated this derivative instrument. The consideration paid by the Company to terminate this derivative was $2.0 million.

By using derivative instruments, the Company is exposed to credit and market risk. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative less any collateral held by the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no credit risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

Market risk is the adverse effect that a change in interest rates, or implied volatility rates, has on the value of a financial instrument. The Company manages market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

10. Shareholders' Equity

Classes of Common Stock

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Conversion of Class B Common Stock

During 2007 and 2006, principal shareholders gifted 10,435 shares and 57,142 shares of Class B common stock, respectively, to certain charitable organizations. Per the articles of incorporation, these shares were voluntarily converted to Class A shares upon transfer. In September 2006, a principal shareholder sold 400,000 Class B shares of common stock to another principal shareholder in a private transaction. Per the articles of incorporation, these shares automatically converted to Class A shares upon transfer. Also, in February 2007, in anticipation of selling shares to the Company under the Company's stock repurchase program in a private transaction, a principal shareholder voluntarily converted 2,000,000 shares of Class B common stock to shares of Class A common stock.

Related Party Transaction

On May 31, 2007, the Company entered into an agreement with Packers Service Group, Inc. ("Packers"), under which the Company agreed to acquire Packers in exchange for the issuance of 10,594,178 shares of the Company's Class A common stock to the shareholders of Packers.

Packers was owned by 30 individual shareholders, the most significant of whom included Michael S. Dunlap, an executive officer, member of the Board of Directors, and a substantial shareholder of the Company, and Angela L. Muhleisen, a substantial shareholder of the Company and a sister of Mr. Dunlap.

Packers was primarily a holding company, whose principal asset was an investment in 11,068,604 shares of the Company's Class A common stock. Upon acquisition, these shares are not included in total shares outstanding for accounting purposes. Packers also owned all of the outstanding capital stock of First National Life Insurance Company of the USA ("First National Life"), which writes credit life and credit accident and health insurance policies. First National Life's net assets as of May 31, 2007 were $1.6 million. In addition, Packers had outstanding debt of $14.1 million, which the Company assumed.

The Company accounted for this transaction as exchanges of assets or equity instruments between enterprises under common control and, accordingly, recorded the assets acquired and liabilities assumed from this transaction at Packer's historical carrying values. This transaction resulted in a $12.5 million decrease to the Company's consolidated shareholders' equity and a decrease of 474,426 shares of the Company's Class A common stock outstanding.

Put Option Settlements

On July 19, 2007, the Company paid $15.9 million to redeem 238,237 shares of the Company's Class A common stock that were subject to put option agreements exercisable in February 2010 at $83.95 per share. These shares were issued by the Company in February 2006 in consideration for the purchase of the remaining 20% interest of FACTS. The 238,237 shares of Class A common stock purchased by the Company were retired resulting in a $5.4 million decrease to the Company's consolidated shareholders' equity.

In addition, on November 10, 2008, the Company paid $9.6 million to redeem 258,760 shares of the Company's Class A common stock that were subject to put option agreements exercisable in November 2008 at $37.10 per share. These shares were issued by the Company in November 2005 in consideration for the purchase of 5280 Solutions, Inc. The 258,760 shares of Class A common stock purchased by the Company were retired.

Stock Repurchase Program

The Company has a stock repurchase program that expires on May 24, 2010 in which it can repurchase up to a total of 10 million shares of the Company's Class A common stock on the open market, through private transactions, or otherwise. During the years ended December 31, 2008, 2007, and 2006, the Company repurchased and retired 388,204 shares, 3,372,122 shares, and 1,940,200

(Dollars in thousands, except per share amounts, unless otherwise noted)

shares of Class A common stock, respectively, for $11.1 million (average price of $28.69 per share), $82.1 million (average price of $24.33 per share), and $62.4 million (average price of $32.12 per share), respectively. The 2008 shares repurchased included 258,760 shares that were subject to put option agreements as discussed above, and 54,863 shares withheld to satisfy tax withholding requirements. The 2007 shares repurchased included 2,725,000 shares repurchased from certain members of management of the Company in private transactions under the stock repurchase program and 238,237 shares that were subject to put option agreements as discussed previously.

11. Earnings per Common Share

Basic earnings per common share ("basic EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. SFAS No. 128, *Earnings Per Share* ("SFAS No. 128"), requires that nonvested restricted stock that vests solely upon continued service be excluded from basic EPS but reflected in diluted earnings per common share ("diluted EPS") by application of the treasury stock method.

A reconciliation of weighted average shares outstanding for the years ended December 31, 2008, 2007, and 2006 follows:

	2008	2007	2006
Weighted average shares outstanding	49,455,978	49,800,434	53,593,056
Less: Nonvested restricted stock - vesting solely upon continued service	356,011	182,327	—
Weighted average shares outstanding used to compute basic EPS	49,099,967	49,618,107	53,593,056
Diluted effect of nonvested restricted stock	14,241	10,695	—
Weighted average shares used to compute diluted EPS	49,114,208	49,628,802	53,593,056

Included in the Company's weighted average shares outstanding during the years ended December 31, 2008, 2007, and 2006 is 54,573 shares, 24,412 shares, and 10,793 shares, respectively, of restricted stock units issued to certain associates of the Company and "phantom" shares that will be issued to nonemployee directors upon their termination from the board of directors under the Company's nonemployee directors' compensation plan (see note 17).

12. Restricted Investments

The Company's restricted investments by contractual maturity are shown below:

	As of December 31,	
	2008	2007
Over 1 year through 5 years	$ 31,111	85,821
After 5 years through 10 years	238,561	117,752
After 10 years	340,196	333,047
	$ 609,868	536,620

(Dollars in thousands, except per share amounts, unless otherwise noted)

13. Property and Equipment

Property and equipment consist of the following:

	Useful life	As of December 31, 2008	2007
Computer equipment and software	3-5 years	$ 83,200	87,182
Office furniture and equipment	3-7 years	13,206	14,491
Leasehold improvements	1-10 years	11,949	12,147
Transportation equipment	3-10 years	3,771	3,845
Land and buildings	39 years	9,234	9,139
		121,360	126,804
Accumulated depreciation		82,613	71,007
		$ 38,747	55,797

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 related to property and equipment was $17.4 million, $17.0 million, and $14.3 million, respectively.

14. Income Taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires the Company to recognize in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Upon adoption, the Company recognized approximately $61,000 of tax liabilities for positions that were previously recognized, of which the Company accounted for as a reduction to retained earnings.

As of December 31, 2008, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $8.3 million. Of this total, $4.5 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $2.4 million prior to December 31, 2009 as a result of a lapse of applicable statute of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those currently expected. Approximately $1.1 million, if recognized, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for the years ended December 31, 2008 and 2007 follows:

	2008	2007
Gross balance - beginning of year	$ 8,359	10,838
Additions based on tax positions of prior years	938	299
Additions based on tax positions related to the current year	999	723
Settlements with taxing authorities	(62)	—
Reductions for tax positions of prior years	(858)	(48)
Reductions based on tax positions related to the current year	—	—
Reductions due to lapse of applicable statute of limitations	(1,101)	(3,453)
Gross balance - end of year	$ 8,275	8,359

Substantially all of the reduction due to the lapse of statute of limitations shown above impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2008 and 2007, approximately $1.6 million and $1.5 million in accrued interest and penalties, respectively, was included in other liabilities. The Company recognized interest related to uncertain tax positions of

(Dollars in thousands, except per share amounts, unless otherwise noted)

approximately $72,000 and $80,000 for the years ended December 31, 2008 and 2007, respectively. No penalties were accrued in 2008 and 2007. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2005. With few exceptions, the Company is no longer subject to U.S. state/local income tax examinations by tax authorities prior to 2004. As of December 31, 2008, the tax years subject to examination by a significant jurisdiction are as follows:

Internal Revenue Service	2005 and 2006
California	2004 through 2006
New York	2004 through 2006

The provision for income taxes from continuing operations for the years ended December 31, 2008, 2007, and 2006 consists of the following components:

		2008	2007	2006
Current:				
Federal	$	25,073	45,016	40,881
State		2,270	1,674	340
Foreign		21	5	—
Total current provision		27,364	46,695	41,221
Deferred:				
Federal		(7,256)	(24,105)	(4,708)
State		(2,217)	(874)	(276)
Foreign		5	—	—
Total deferred provision (benefit)		(9,468)	(24,979)	(4,984)
Provision for income tax expense	$	17,896	21,716	36,237

The differences between the income tax provision from continuing operations computed at the statutory federal corporate tax rate and the financial statement provision for income taxes for the years ended December 31, 2008, 2007, and 2006 are shown below:

	2008	2007	2006
Tax expense at federal rate	35.0 %	35.0 %	35.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	0.9	2.2	1.2
Resolution of uncertain federal and state tax matters	(0.9)	(0.4)	(2.8)
Tax credits	(1.9)	(3.6)	(0.5)
Put option	4.2	3.4	2.1
Other, net	2.7	1.4	0.4
Effective tax rate	40.0 %	38.0 %	35.4 %

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company's net deferred income tax liability, which is included in "other liabilities" on the consolidated balance sheets, consists of the following components:

	As of December 31,	
	2008	2007
Deferred tax assets:		
Student loans	$ 20,229	17,839
Accrued expenses	5,283	5,455
Depreciation	969	1,726
Deferred revenue	536	990
Stock compensation	875	701
Foreign tax credit	1,339	803
Net operating loss carryforwards	1,165	773
Other	141	—
Total gross deferred tax assets	30,537	28,287
Less, valuation allowance	(1,988)	(773)
Deferred tax assets	28,549	27,514
Deferred tax liabilities:		
Loan origination services	55,793	61,348
Basis in certain derivative contracts	17,152	13,788
Amortization	3,185	9,447
Prepaid expenses	477	946
Other	—	162
Deferred tax liabilities	76,607	85,691
Net deferred income tax liability	$ (48,058)	(58,177)

The Company received $2.0 million in 2008 as contingent consideration in connection with the sale of EDULINX (see note 2). The Company incurred $1.1 million of tax expense related to this consideration and generated additional foreign tax credits of $1.8 million, of which a valuation allowance of $0.8 million was established to offset these credits. The net tax expense of $0.1 million was included in the loss on disposal of EDULINX within discontinued operations.

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of the Company's state net operating loss and foreign tax credit carry forwards, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. As of December 31, 2008, various subsidiaries have state net operating loss carry forwards of $1.8 million expiring through tax year 2027 and foreign tax credit carry forwards of $0.8 million expiring in 2018. A valuation allowance has been established to reduce deferred income tax assets to amounts expected to be realized.

The valuation allowance for deferred tax assets as of December 31, 2008 and 2007 was $2.0 million and $0.8 million, respectively. The increase in the total valuation allowance is $1.2 million, of which $0.4 million is related to additional state net operating loss carry forwards and was included in continuing operations as a tax benefit offset. The other $0.8 million is related to foreign tax credit carry forwards and was included in discontinued operations as previously discussed. Any future reversal of valuation allowance for deferred tax assets will be included as a tax benefit in continuing operations.

As of December 31, 2008 and 2007, current income taxes payable of $5.3 million and $1.1 million are included in "other liabilities" respectively, on the consolidated balance sheets.

(Dollars in thousands, except per share amounts, unless otherwise noted)

15. Fair Value of Financial Instruments

The following table summarizes the fair values of the Company's financial instruments:

	As of December 31,			
	2008		2007	
	Fair value	Carrying value	Fair value	Carrying value
Financial assets:				
Student loans receivable	$ 25,743,732	25,413,008	27,061,783	26,736,122
Cash and cash equivalents	189,847	189,847	111,746	111,746
Restricted cash and investments	997,272	997,272	927,247	927,247
Restricted cash – due to customers	160,985	160,985	81,845	81,845
Accrued interest receivable	471,878	471,878	593,322	593,322
Derivative instruments	175,174	175,174	222,471	222,471
Financial liabilities:				
Bonds and notes payable	26,512,082	26,787,959	28,106,745	28,115,829
Accrued interest payable	81,576	81,576	129,446	129,446
Due to customers	160,985	160,985	81,845	81,845
Derivative instruments	1,815	1,815	5,885	5,885

Cash and Cash Equivalents, Restricted Cash – Due to Customers, Accrued Interest Receivable/Payable, and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Student Loans Receivable

The fair value of student loans receivable is estimated at amounts recently paid and/or received by the Company to acquire and/or sell similar loans in the market and/or the characteristics of the portfolio.

Restricted Cash and Investments

The carrying amount for restricted cash approximates fair value due to the variable rate of interest and/or the short maturities of these instruments. The restricted investments are investments for which there is no available or active market, due to the characteristics of the investments. These investments are guaranteed and are purchased at par value, which equals their cost.

Derivative Instruments

The fair values of derivative financial instruments are determined by derivative pricing models using the stated terms of the contracts and observable yield curves, forward foreign currency exchange rates, and volatilities from active markets. It is the Company's policy to compare its derivative fair values to those received by its counterparties in order to validate the model's outputs. Fair value of derivative instruments is comprised of market value less accrued interest and excludes collateral.

Bonds and Notes Payable

The fair value of the bonds and notes payable is based on market prices for securities that possess similar credit risk and interest rate risk.

Limitations

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an

(Dollars in thousands, except per share amounts, unless otherwise noted)

immediate settlement of the instrument. SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

16. Fair Value

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements. The Company elected to delay the application of SFAS No. 157 to nonfinancial assets and nonfinancial liabilities, as allowed by FASB Staff Position SFAS No. 157-2. SFAS No. 157 applies when other accounting pronouncements require or permit fair value measurements; it does not require new fair value measurements.

Fair value under SFAS No. 157 is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. The Company determines fair value using valuation techniques which are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

Under SFAS No. 157, the Company categorizes its fair value estimates based on a hierarchal framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The following table presents the Company's financial assets and liabilities that are measured at fair value on a recurring basis. All financial assets and liabilities that are measured at fair value are categorized as Level 1 or 2 based on the above hierarchy.

	As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Other assets (a)	$ 4,941	3,876	—	8,817
Fair value of derivative instruments (b)	—	175,174	—	175,174
Total assets	$ 4,941	179,050	—	183,991
Liabilities:				
Fair value of derivative instruments (b)	$ —	1,815	—	1,815
Total liabilities	$ —	1,815	—	1,815

(a) Other assets includes investments recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices. Level 1 investments include investments traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 investments include corporate debt securities.

(b) All derivatives are accounted for at fair value in the financial statements. The fair values of derivative financial instruments are determined by derivative pricing models using the stated terms of the contracts and observable yield curves, forward foreign currency exchange rates, and volatilities

(Dollars in thousands, except per share amounts, unless otherwise noted)

from active markets. It is the Company's policy to compare its derivative fair values to those received by its counterparties in order to validate the model's outputs. Fair value of derivative instruments is comprised of market value less accrued interest and excludes collateral.

17. Employee Benefit Plans

Defined Contribution Plans

The Company has a 401(k) savings plan that cover substantially all of its U.S. employees. Employees may contribute up to 100% of their pre-tax salary, subject to IRS limitations. The Company made contributions to the plan of $3.5 million, $4.5 million, and $3.2 million during the years ended December 31, 2008, 2007, and 2006, respectively. Union Bank & Trust Company, an entity under common control with the Company, serves as the trustee for the plan.

Prior to joining the Company's 401(k) plan, Peterson's had a 401(k) savings plan in which employees were eligible to contribute up to 100% of their pre-tax salary, subject to IRS limitations. Peterson's made contributions to the plan of approximately $53,000 for the period from July 27, 2006 (the Company's date of acquisition of Peterson's) to August 31, 2006 (the end date for the plan).

Prior to joining the Company's 401(k) plan on January 1, 2007, FACTS had a 401(k) savings plan in which employees could contribute up to 100% of their pre-tax salary, subject to IRS limitations. FACTS made contributions to the plan of approximately $367,000 for the year ended December 31, 2006.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase common stock from payroll deductions at a 15% discount from market value. The employee share purchase plan is intended to enhance the Company's ability to attract and retain employees and to better enable such persons to participate in the Company's long term success and growth.

A total of 1,000,000 Class A common stock shares are reserved for issuance under the employee share purchase plan, subject to equitable adjustment by the compensation committee in the event of stock dividends, recapitalizations, and other similar corporate events. All employees, other than those whose customary employment is 20 hours or less per week, who have been employed for at least six months, or another period determined by the Company's compensation committee not in excess of two years, are eligible to purchase Class A common stock under the plan. During the years ended December 31, 2008, 2007, and 2006, the Company recognized compensation expense of approximately $186,000, $279,000, and $311,000, respectively, in connection with issuing 71,172 shares, 86,909 shares, and 57,363 shares, respectively, under this plan.

Restricted Stock Plan

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. An aggregate of 2,000,000 shares of Class A common stock have been reserved for issuance under the restricted stock plan, subject to antidilution adjustments in the event of certain changes in capital structure.

During the years ended December 31, 2008, 2007, and 2006, the Company issued 79,162 shares, 563,022 shares, and 79,529 shares, respectively, of its Class A common stock under the restricted stock plan. In addition, 169,961 shares, 55,230 shares, and 1,256 shares were forfeited in 2008, 2007, and 2006, respectively. To date, the shares issued under this plan vest immediately or vest in either three or ten years. The Company records unearned compensation in shareholders' equity (additional paid-in capital) upon issuance of restricted stock and recognizes compensation expense over the vesting period. For the years ended December 31, 2008, 2007, and 2006, the Company recognized compensation expense of $2.4 million, $2.6 million, and $0.4 million, respectively, related to shares issued under the restricted stock plan.

Employee Stock Purchase Loan Plan

The Company has entered into loan agreements with employees pursuant to the Company's Employee Stock Purchase Loan Plan (the "Loan Plan"). The Loan Plan was approved by the Company's board of directors and shareholders at the annual shareholders meeting in May 2006. A total of $40.0 million in loans may be made under the Loan Plan, and a total of 1,000,000 shares of Class A common stock are reserved for issuance under the Loan Plan. Shares may be purchased directly from the Company or in the open market

(Dollars in thousands, except per share amounts, unless otherwise noted)

through a broker at prevailing market prices at the time of purchase. Loans under this plan mature ten years from grant date and bear interest equal to the three-month LIBOR rate plus 50 basis points. As of December 31, 2008 and 2007, the balance of the loans granted under the Loan Plan was $1.6 million and $3.1 million, respectively, and is reflected as a reduction to stockholders' equity on the consolidated balance sheets.

Non-employee Directors Compensation Plan

The Company has a compensation plan for non-employee directors pursuant to which non-employee directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. Up to 400,000 shares may be issued under the plan, subject to antidilution adjustments in the event of certain changes in capital structure. If a nonemployee director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Non-employee directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors.

During the years ended December 31, 2008, 2007, and 2006, the Company issued 17,837 shares, 13,691 shares, and 8,133 shares, respectively, of its Class A common stock to non-employee directors under this plan. These shares were issued to directors that elected to receive shares and did not defer receipt of the shares. In addition, during the years ended December 31, 2008, 2007, and 2006, the Company allocated 35,806 shares, 7,974 shares, and 4,066 shares, respectively, to directors that elected to defer receipt of their shares until their termination from the board of directors. The deferred shares are included in the Company's weighted average shares outstanding calculation. For the years ended December 31, 2008, 2007, and 2006, the Company recognized approximately $494,000, $459,000, and $483,000, respectively, of expense related to this plan.

18. Commitments

The Company is committed under noncancelable operating leases for office and warehouse space and equipment. Total rental expense incurred by the Company for the years ended December 31, 2008, 2007, and 2006 was $11.9 million, $13.4 million, and $13.8 million, respectively. Minimum future rentals as of December 31, 2008, under noncancelable operating leases are shown below:

2008	$	9,425
2009		8,806
2010		6,883
2011		6,116
2012		5,431
2013 and thereafter		2,711
	$	39,372

Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating approximately $2.6 million as of December 31, 2008.

19. Legal Proceedings

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Municipal Derivative Bid Practices Investigation

On February 8, 2008, Shockley Financial Corp. ("SFC"), an indirect, wholly-owned subsidiary of the Company that provides investment advisory services for the investment of proceeds from the issuance of municipal and corporate bonds, received a grand jury subpoena issued by the U.S. District Court for the Southern District of New York upon application of the Antitrust Division of the U.S. Department of Justice ("DOJ"). The subpoena seeks certain information and documents from SFC in connection with DOJ's criminal investigation of the bond industry with respect to possible anti-competitive practices related to awards of guaranteed investment contracts ("GICs") and other products for the investment of proceeds from bond issuances. SFC currently has one employee. The Company and SFC are cooperating with the investigation.

On March 5, 2008, SFC received a subpoena from the Securities and Exchange Commission (the "SEC") related to a similar investigation, on June 6, 2008 and June 12, 2008, SFC received subpoenas from the New York Attorney General and the Florida Attorney General, respectively, relating to their similar investigations. Each of the subpoenas seeks information similar to that of the DOJ. The Company and SFC are cooperating with these investigations.

SFC was also named as a defendant in a number of substantially identical purported class action lawsuits, which as of June 16, 2008 have been consolidated before the U.S. District Court for the Southern District of New York, under the caption *In re Municipal Derivatives Antitrust Litigation*. The consolidated suit (the "Suit") alleges several financial institutions and financial service provider defendants engaged in a conspiracy not to compete and to fix prices and rig bids for municipal derivatives (including GICs) sold to issuers of municipal bonds. The Suit also asserts claims for violations of Section 1 of the Sherman Act, fraudulent concealment, unfair competition and violation of the California Cartwright Act. On January 30, 2009, SFC entered into a Tolling and Cooperation Agreement ("Tolling Agreement") with a number of the plaintiffs involved in the Suit. In connection with the Tolling Agreement, on February 5, 2009 SFC was voluntarily dismissed from the Suit, without prejudice, on motion of the plaintiffs who are parties to the Tolling Agreement. To the extent SFC is not dismissed by other plaintiffs, SFC intends to vigorously contest the Suit.

SFC, the Company, or other subsidiaries of the Company may receive subpoenas from other regulatory agencies. Due to the preliminary nature of these matters as to SFC, the Company is unable to predict the ultimate outcome of the investigations or the Suit.

Department of Education Review

The Department of Education periodically reviews participants in the FFEL Program for compliance with program provisions. On June 28, 2007, the Department notified the Company that it would be conducting a review of the Company's administration of the FFEL Program under the Higher Education Act. The Company understands that the Department selected several schools and lenders for review. Specifically, the Department indicated it was reviewing the Company's practices in connection with the prohibited inducement provisions of the Higher Education Act and the provisions of the Higher Education Act and the associated regulations which allow borrowers to have a choice of lenders. The Company responded to the Department's requests for information and documentation and has cooperated with their review.

While the Company cannot predict the ultimate outcome of the review, the Company believes its activities have materially complied with the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations.

Department of Justice

In connection with the Company's settlement with the Department of Education in January 2007 to resolve the Office of Inspector General of the Department of Education (the "OIG") audit report with respect to the Company's student loan portfolio receiving special allowance payments at a minimum 9.5% interest rate, the Company was informed in February 2007 by the Department of Education that a civil attorney with the Department of Justice had opened a file regarding the issues set forth in the OIG report, which the Company understands is common procedure following an OIG audit report. The Company has engaged in discussions with and provided information to the DOJ in connection with the review.

By letter dated November 18, 2008, the DOJ requested that the Company provide the DOJ certain documents and information related to the Company's compliance with the prohibited inducement provisions of the Higher Education Act and associated regulations. The Company responded to the DOJ's requests and is cooperating with their review.

(Dollars in thousands, except per share amounts, unless otherwise noted)

While the Company is unable to predict the ultimate outcome of these reviews, the Company believes its practices complied with applicable law, including the provisions of the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations.

20. Related Parties

On November 25, 2008, the Company sold approximately $500 million of FFELP student loans (the "FFELP Loans") to Union Bank & Trust Company, an entity under common control with the Company. These loans were sold for a purchase price of 100 percent of the outstanding unpaid principal balance plus accrued and unpaid borrower interest. The Company recognized a loss on this loan sale of $3.5 million, which represented unamortized loan costs on this portfolio.

Including the loans sold in this transaction, Union Bank may purchase up to $750 million in FFELP loans from the Company in accordance with an affiliate transaction exemption granted by the Federal Reserve Board. In connection with the exemption and the loan purchase by Union Bank, an Assurance Commitment Agreement (the "Commitment Agreement") was also entered into, by and among, the Company, Union Bank, and Michael S. Dunlap, the Company's Chairman, Chief Executive Officer, and a principal shareholder of the Company. Per the terms of the Commitment Agreement, the Company provided certain assurances to Union Bank designed to mitigate potential losses related to the FFELP Loans, including holding amounts in escrow equal to the unguaranteed portion and reimbursing Union Bank for losses, if any, related to the portfolio.

On February 4, 2005, the Company entered into an agreement to amend certain existing contracts with Union Bank, an entity under common control with the Company. Under the agreement, Union Bank committed to transfer to the Company substantially all of the remaining balance of Union Bank's origination rights in guaranteed student loans to be originated in the future, except for student loans previously committed for sale to others. Union Bank will continue to originate student loans, and such guaranteed student loans not previously committed for sale to others are to be sold by Union Bank to the Company in the future. Union Bank also granted to the Company exclusive rights as marketing agent for student loans on behalf of Union Bank.

The Company serviced loans for Union Bank of $533.1 million and $31.3 million as of December 31, 2008 and 2007, respectively. Income earned by the Company from servicing loans for Union Bank was $0.3 million for each of the years ended December 31, 2008, 2007, and 2006. As of December 31, 2008 and 2007, accounts receivable includes $0.2 million and $0.1 million, respectively from Union Bank for loan servicing. The loan servicing terms with Union Bank were similar to those terms with unrelated entities. On November 25, 2008, the Company entered into an additional loan servicing agreement with Union Bank to service the FFELP Loans. Under this agreement the Company will receive a servicing fee of 34 basis points per year related to the FFELP Loans. Fees received in conjunction with this agreement are included in the servicing income for the year ended December 31, 2008 noted above.

During the years ended December 31, 2008, 2007, and 2006, the Company purchased student loans of $208.0 million, $252.5 million, and $577.8 million, respectively, from Union Bank. Premiums paid on these loans totaled $4.9 million, $8.5 million, and $10.8 million, respectively. The purchases from Union Bank were made on terms similar to those made with unrelated entities.

The Company has sold to Union Bank, as trustee, participation interests with balances of approximately $569.9 million and $367.9 million as of December 31, 2008 and 2007, respectively (see note 8).

The Company participates in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which is included in "cash and cash equivalents - held at a related party" and "restricted cash - due to customers" on the accompanying consolidated balance sheets. As of December 31, 2008 and 2007, the Company had approximately $176.4 million and $72.7 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which approximately $24.1 million as of December 31, 2008 represented cash collected for customers. The Company's participation in the STFIT had similar terms and investment yields as those prevailing for other nonaffiliated customers. Interest income earned by the Company on the amounts invested in the STFIT for the years ended December 31, 2008, 2007, and 2006 was $3.9 million, $7.0 million, and $7.9 million, respectively.

During the years ended December 31, 2008, 2007, and 2006, Union Bank reimbursed the Company $4.6 million, $3.1 million, and $2.0 million, respectively, for marketing services and fees related to the Nebraska College Savings Plan.

(Dollars in thousands, except per share amounts, unless otherwise noted)

On October 13, 2006, the Company purchased its corporate headquarters building and assumed certain existing lease agreements pursuant to which Union Bank leases office and storage space. The leases assumed by the Company provided for the lease to Union Bank of a total of approximately 15,000 square feet through June 30, 2008. The lease was amended to reduce the space leased to 4,000 square feet. Union Bank paid the Company approximately $141,000, $173,000, and $28,000 for commercial rent and storage income during 2008, 2007 and 2006, respectively. The amended lease agreement expires on June 30, 2018.

In December 2007, the Company sold a building to Union Bank for $600,000. Prior to the sale, the Company leased office space in that building to Union Bank for a total rental amount of approximately $34,000 during 2007. The Company recognized a gain of approximately $431,000 upon sale of the building.

On March 1, 2006, the Company entered into an agreement to acquire participation interests in non-federally insured loans from First National Bank Northeast at a price equal to the outstanding principal balance and accrued interest of such loans. The term of this agreement is for 364 days. As of December 31, 2007 the balance of loans participated under this agreement was $0.1 million, and is included in student loans receivable on the Company's consolidated balance sheets. There was no activity under this agreement during 2008. Michael S. Dunlap is a director and indirectly a significant shareholder of First National Bank Northeast.

During the years ended December 31, 2008, 2007, and 2006, the Company paid entities under common control with the Company $0.3 million, $0.4 million, and $0.6 million, respectively, for payroll costs and miscellaneous fees and commissions. During the years ended December 31, 2008, 2007, and 2006, entities under common control with the Company paid the Company $0.2 million, $0.2 million, and $0.3 million, respectively, for consulting services.

In December 2007, the Company approved an assignment of a lease, to Union Financial Services Inc., a corporation of which Michael S. Dunlap owns 50%, and Stephen F. Butterfield, Vice Chairman and a member of the Board of Directors of the Company, owns the other 50%. The lease is for approximately 3,100 square feet at a current base rent of $23.50 per square foot per year. The lease provides that base rent shall be subject to specified increases through the termination date of the lease on August 31, 2010.

21. Segment Reporting

The Company has five operating segments as defined in SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, as follows: Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services, Software and Technical Services, and Asset Generation and Management. The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment to another segment that provides the product or service. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company as well as the methodology used by management to evaluate performance and allocate resources. Management, including the Company's chief operating decision maker, evaluates the performance of the Company's operating segments based on their profitability. As discussed further below, management measures the profitability of the Company's operating segments based on "base net income." Accordingly, information regarding the Company's operating segments is provided based on "base net income." The Company's "base net income" is not a defined term within GAAP and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting.

In May 2007, the Company sold EDULINX, a Canadian student loan service provider and subsidiary of the Company. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The operating results of EDULINX were included in the Student Loan and Guaranty Servicing operating segment. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company. Therefore, the results of operations for the Student Loan and Guaranty Servicing segment exclude the operating results of EDULINX for all periods presented. See note 2 for additional information concerning EDULINX's detailed operating results that have been segregated from continuing operations and reported as discontinued operations.

Historically, the Company generated the majority of its revenue from net interest income earned in its Asset Generation and Management operating segment. In recent years, the Company has made several acquisitions that have expanded the Company's products and services and has diversified its revenue – primarily from fee-based businesses. The Company currently offers a broad range of pre-college, in-college, and post-college products and services to students, families, schools, and financial institutions. These products and services help students and families plan and pay for their education and students plan their careers. The Company's products and services are designed to simplify the education planning and financing process and are focused on providing value to students, families, and schools throughout the education life cycle. The Company continues to diversify its sources of revenue, including those generated from businesses that are not dependent upon government programs, reducing legislative and political risk.

Fee-Based Operating Segments

Student Loan and Guaranty Servicing

The Student Loan and Guaranty Servicing segment provides for the servicing of the Company's student loan portfolios and the portfolios of third parties and servicing provided to guaranty agencies. The servicing and business process outsourcing activities include loan origination activities, application processing, borrower updates, payment processing, due diligence procedures, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients. The guaranty servicing, servicing support, and business process outsourcing activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services to guaranty agencies. The following are the primary product and service offerings the Company offers as part of its Student Loan and Guaranty Servicing segment:

- Origination and servicing of FFELP loans
- Servicing of non-federally insured student loans
- Servicing and support outsourcing for guaranty agencies

Tuition Payment Processing and Campus Commerce

The Tuition Payment Processing and Campus Commerce segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle. The Company provides actively managed tuition payment solutions, online payment processing, detailed information reporting, financial needs analysis, and data integration services to K-12 and higher educational institutions, families, and students. In addition, the Company provides customer-focused electronic transactions, information sharing, and account and bill presentment to colleges and universities.

Enrollment Services

The Company's Enrollment Services segment offers products and services that are focused on helping (i) students plan and prepare for life after high school (content management) and (ii) colleges recruit and retain students (lead generation). Content management products and services include test preparation study guides and online courses, admissions consulting, licensing of scholarship data, essay and resume editing services, and call center services. Lead generation products and services include vendor lead management services, pay per click marketing management, email marketing, admissions lead generation, and list marketing services.

Software and Technical Services

The Software and Technical Services segment provides information technology products and full-service technical consulting, with core areas of business in educational loan software solutions, business intelligence, technical consulting services, and Enterprise Content Management solutions.

Asset Generation and Management Operating Segment

The Asset Generation and Management segment includes the acquisition, management, and ownership of the Company's student loan assets. Revenues are primarily generated from the Company's earnings from the spread, referred to as the Company's student loan spread, between the yield received on the student loan portfolio and the costs associated with originating, acquiring, and financing its student loan portfolio. The Company generates student loan assets through direct origination or through acquisitions. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. In addition to the student loan portfolio, all costs and activity associated with the generation of assets, funding of those assets, and maintenance of the debt transactions are included in this segment. This includes derivative activity and the related derivative market value and foreign currency adjustments. The Company is also able to leverage its capital market expertise by providing investment advisory services and other related services to third parties through a licensed broker dealer subsidiary. Revenues and expenses for those functions are also included in the Asset Generation and Management segment.

Segment Operating Results – "Base Net Income"

The tables below include the operating results of each of the Company's operating segments. Management, including the chief operating decision maker, evaluates the Company on certain non-GAAP performance measures that the Company refers to as "base net income" for each operating segment. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" to manage each operating segment because it believes this measure provides additional information regarding the operational and performance indicators that are most closely assessed by management.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments. Accordingly, the tables presented below reflect "base net income," which is the operating measure reviewed and utilized by management to manage the business. Reconciliation of the segment totals to the Company's operating results in accordance with GAAP are also included in the tables below.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments. Accordingly, the tables presented below reflect "base net income," which is the operating measure reviewed and utilized by management to manage the business. Reconciliation of the segment totals to the Company's operating results in accordance with GAAP are also included in the tables below.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Segment Results and Reconciliations to GAAP

	Year ended December 31, 2008									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 1,377	1,689	17	24	3,107	1,164,329	6,810	(2,190)	42,325	1,214,381
Interest expense	—	—	—	—	—	986,556	42,123	(2,190)	—	1,026,489
Net interest income (loss)	1,377	1,689	17	24	3,107	177,773	(35,313)	—	42,325	187,892
Less provision for loan losses	—	—	—	—	—	25,000	—	—	—	25,000
Net interest income (loss) after provision for loan losses	1,377	1,689	17	24	3,107	152,773	(35,313)	—	42,325	162,892
Other income (expense):										
Loan and guaranty servicing income	104,287	—	—	—	104,287	16	(127)	—	—	104,176
Other fee-based income	—	48,435	112,405	—	160,840	17,859	—	—	—	178,699
Software services income	—	—	37	19,707	19,744	—	13	—	—	19,757
Other income	51	(280)	—	—	(229)	(448)	5,437	—	—	4,760
Gain (loss) on sale of loans	—	—	—	—	—	(53,035)	1,621	—	—	(51,414)
Intersegment revenue	75,361	302	2	6,831	82,496	—	63,385	(145,881)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	466	—	—	10,361	10,827
Derivative settlements, net	—	—	—	—	—	65,622	—	—	(9,965)	55,657
Total other income (expense)	179,699	48,457	112,444	26,538	367,138	30,480	70,329	(145,881)	396	322,462
Operating expenses:										
Salaries and benefits	51,320	23,290	24,379	18,081	117,070	8,316	54,910	98	2,999	183,393
Restructure expense - severance and contract termination costs	747	—	282	487	1,516	1,845	3,706	(7,067)	—	—
Impairment expense	5,074	—	—	—	5,074	9,351	4,409	—	—	18,834
Other expenses	33,922	9,879	76,189	2,489	122,479	35,679	53,975	24	26,230	238,387
Intersegment expenses	25,111	478	3,240	37	28,866	74,609	3,733	(107,208)	—	—
Corporate allocations	22,626	919	3,401	2,286	29,232	2,496	—	(31,728)	—	—
Total operating expenses	138,800	34,566	107,491	23,380	304,237	132,296	120,733	(145,881)	29,229	440,614
Income (loss) before income taxes	42,276	15,580	4,970	3,182	66,008	50,957	(85,717)	—	13,492	44,740
Income tax expense (benefit) (a)	14,321	5,175	1,730	1,021	22,247	18,356	(28,499)	—	5,792	17,896
Net income (loss) from continuing operations	27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	7,700	26,844
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	1,818	1,818
Net income (loss)	$ 27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	9,518	28,662
Total assets	$ 245,202	128,657	120,961	14,428	509,248	27,724,122	106,965	(485,438)	—	27,854,897

(a) Beginning in 2008, the consolidated effective tax rate for each applicable quarterly period is used to calculate income taxes for each operating segment.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Year ended December 31, 2007

	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 5,459	3,809	347	18	9,633	1,730,882	7,485	(3,737)	3,013	1,747,276
Interest expense	—	7	7	—	14	1,465,883	40,502	(3,737)	—	1,502,662
Net interest income	5,459	3,802	340	18	9,619	264,999	(33,017)	—	3,013	244,614
Less provision for loan losses	—	—	—	—	—	28,178	—	—	—	28,178
Net interest income after provision for loan losses	5,459	3,802	340	18	9,619	236,821	(33,017)	—	3,013	216,436
Other income (expense):										
Loan and guaranty servicing income	127,775	—	—	—	127,775	294	—	—	—	128,069
Other fee-based income	—	42,682	103,311	—	145,993	13,387	1,508	—	—	160,888
Software services income	—	—	594	22,075	22,669	—	—	—	—	22,669
Other income	—	84	—	—	84	8,030	11,095	—	—	19,209
Intersegment revenue	74,687	688	891	15,683	91,949	—	9,040	(100,989)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	26,806	26,806
Derivative settlements, net	—	—	—	—	—	6,628	12,049	—	—	18,677
Total other income (expense)	202,462	43,454	104,796	37,758	388,470	28,339	33,692	(100,989)	26,806	376,318
Operating expenses:										
Salaries and benefits	85,462	20,426	33,480	23,959	163,327	23,101	49,839	(1,747)	2,111	236,631
Restructure expense- severance and contract termination costs	1,840	—	929	58	2,827	2,406	4,998	(10,231)	—	—
Impairment expense	—	—	11,401	—	11,401	28,291	9,812	—	—	49,504
Other expenses	36,618	8,901	60,445	2,995	108,959	29,205	77,915	2,969	30,426	249,474
Intersegment expenses	10,552	364	335	775	12,026	74,714	5,240	(91,980)	—	—
Total operating expenses	134,472	29,691	106,590	27,787	298,540	157,717	147,804	(100,989)	32,537	535,609
Income (loss) before income taxes	73,449	17,565	(1,454)	9,989	99,549	107,443	(147,129)	—	(2,718)	57,145
Income tax expense (benefit) (a)	27,910	6,675	(553)	3,796	37,828	40,828	(57,285)	—	345	21,716
Net income (loss) before minority interest	45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(3,063)	35,429
Minority interest in subsidiary income	—	—	—	—	—	—	—	—	—	—
Net income (loss) from continuing operations	45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(3,063)	35,429
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	—	—	(2,575)	(2,575)
Net income (loss)	$ 45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(5,638)	32,854
Total Assets	$ 206,008	119,084	121,202	21,186	467,480	28,696,640	48,147	(49,484)	—	29,162,783

(a) Income taxes are based on a percentage of net income before tax for the individual operating segment.

(Dollars in thousands, except per share amounts, unless otherwise noted)

	Year ended December 31, 2006									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 8,957	4,029	531	105	13,622	1,534,423	4,446	(2,858)	—	1,549,633
Interest expense	—	8	—	—	8	1,215,529	28,495	(2,858)	—	1,241,174
Net interest income	8,957	4,021	531	105	13,614	318,894	(24,049)	—	—	308,459
Less provision for loan losses	—	—	—	—	—	15,308	—	—	—	15,308
Net interest income after provision for loan losses	8,957	4,021	531	105	13,614	303,586	(24,049)	—	—	293,151
Other income (expense):										
Loan and guaranty servicing income	121,593	—	—	—	121,593	—	—	—	—	121,593
Other fee-based income	—	35,090	55,361	—	90,451	11,867	—	—	—	102,318
Software services income	5	—	157	15,490	15,652	238	—	—	—	15,890
Other income	97	—	—	—	97	19,966	3,302	—	—	23,365
Intersegment revenue	63,545	503	1,000	17,877	82,925	—	662	(83,587)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	(31,075)	(31,075)
Derivative settlements, net	—	—	—	—	—	18,381	5,051	—	—	23,432
Total other income (expense)	185,240	35,593	56,518	33,367	310,718	50,452	9,015	(83,587)	(31,075)	255,523
Operating expenses:										
Salaries and benefits	83,988	17,607	15,510	22,063	139,168	53,036	32,979	(12,254)	1,747	214,676
Impairment expense	—	—	—	—	—	21,687	(199)	—	—	21,488
Other expenses	32,419	8,371	30,854	3,238	74,882	51,085	59,086	—	25,062	210,115
Intersegment expenses	12,577	1,025	17	—	13,619	52,857	4,857	(71,333)	—	—
Total operating expenses	128,984	27,003	46,381	25,301	227,669	178,665	96,723	(83,587)	26,809	446,279
Income (loss) before income taxes	65,213	12,611	10,668	8,171	96,663	175,373	(111,757)	—	(57,884)	102,395
Income tax expense (benefit) (a)	24,780	4,791	4,054	3,105	36,730	66,642	(46,902)	—	(20,233)	36,237
Net income (loss) before minority interest	40,433	7,820	6,614	5,066	59,933	108,731	(64,855)	—	(37,651)	66,158
Minority interest in subsidiary income	—	(242)	—	—	(242)	—	—	—	—	(242)
Net income (loss) from continuing operations	40,433	7,578	6,614	5,066	59,691	108,731	(64,855)	—	(37,651)	65,916
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	—	—	2,239	2,239
Net income (loss)	$ 40,433	7,578	6,614	5,066	59,691	108,731	(64,855)	—	(35,412)	68,155
Total Assets	$ 398,939	177,105	152,962	29,359	758,365	26,174,592	37,268	(200,661)	27,309	26,796,873

(a) Income taxes are based on a percentage of net income before tax for the individual operating segment.

Corporate Activity and Overhead in the previous tables primarily includes the following items:

- Income earned on certain investment activities
- Interest expense incurred on unsecured debt transactions
- Other products and service offerings that are not considered operating segments
- Corporate activities and overhead functions such as executive management, human resources, accounting and finance, legal, marketing, and corporate technology support

The assets held at the corporate level are not identified with any of the operating segments. Accordingly, these assets are included in the reconciliation of segment assets to total consolidated assets. These assets consist primarily of cash, investments, property and equipment, and other assets.

The adjustments required to reconcile from the Company's "base net income" measure to its GAAP results of operations relate to differing treatments for derivatives, foreign currency transaction adjustments, discontinued operations, and certain other items that management does not consider in evaluating the Company's operating results. The following tables reflect adjustments associated with these areas by operating segment and Corporate Activity and Overhead for the years ended December 31, 2008, 2007, and 2006:

(Dollars in thousands, except per share amounts, unless otherwise noted)

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
	Year ended December 31, 2008						
Derivative market value, foreign currency, and put option adjustments (1)	$ —	—	—	—	(13,844)	3,483	(10,361)
Amortization of intangible assets (2)	4,751	7,826	12,451	1,057	145	—	26,230
Compensation related to business combinations (3)	—	—	—	—	—	2,999	2,999
Variable-rate floor income, net of settlements on derivatives (4)	—	—	—	—	(32,360)	—	(32,360)
Discontinued operations, net of tax (5)	(1,818)	—	—	—	—	—	(1,818)
Net tax effect (6)	(1,590)	(2,615)	(4,185)	(354)	16,770	(2,234)	5,792
Total adjustments to GAAP	$ 1,343	5,211	8,266	703	(29,289)	4,248	(9,518)
	Year ended December 31, 2007						
Derivative market value, foreign currency, and put option adjustments (1)	$ —	—	—	—	(24,224)	(2,582)	(26,806)
Amortization of intangible assets (2)	5,094	5,815	12,692	1,191	5,634	—	30,426
Compensation related to business combinations (3)	—	—	—	—	—	2,111	2,111
Variable-rate floor income, net of settlements on derivatives (4)	—	—	—	—	(3,013)	—	(3,013)
Discontinued operations, net of tax (5)	2,575	—	—	—	—	—	2,575
Net tax effect (6)	(1,936)	(2,209)	(4,823)	(452)	8,209	1,556	345
Total adjustments to GAAP	$ 5,733	3,606	7,869	739	(13,394)	1,085	5,638
	Year ended December 31, 2006						
Derivative market value, foreign currency, and put option adjustments (1)	$ —	—	—	—	5,483	25,592	31,075
Amortization of intangible assets (2)	5,641	5,968	4,573	1,263	7,617	—	25,062
Compensation related to business combinations (3)	—	—	—	—	—	1,747	1,747
Variable-rate floor income, net of settlements on derivatives (4)	—	—	—	—	—	—	—
Discontinued operations, net of tax (5)	(2,239)	—	—	—	—	—	(2,239)
Net tax effect (6)	(2,143)	(2,268)	(1,738)	(480)	(4,978)	(8,626)	(20,233)
Total adjustments to GAAP	$ 1,259	3,700	2,835	783	8,122	18,713	35,412

(1) Derivative market value, foreign currency, and put option adjustments: "Base net income" excludes the periodic unrealized gains and losses that are caused by the change in fair value on derivatives in which the Company does not qualify for "hedge treatment" under GAAP. Included in "base net income" are the economic effects of the Company's derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual derivative settlements. "Base net income" also excludes the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars and the change in fair value of put options issued by the Company for certain business acquisitions.

(2) Amortization of intangible assets: "Base net income" excludes the amortization of acquired intangibles.

(3) Compensation related to business combinations: The Company has structured certain business combinations in which the consideration paid has been dependent on the sellers' continued employment with the Company. As such, the value of the consideration paid is recognized as compensation expense by the Company over the term of the applicable employment agreement. "Base net income" excludes this expense.

(4) Variable rate floor income: Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable rate floor income. The Company excludes variable rate floor income, net of settlements paid on derivatives used to hedge student loan assets earning variable rate floor income, from its base net income since the timing and amount of variable rate floor income (if any) is uncertain, it has been eliminated by legislation for all loans originated on and after April 1, 2006, and it is in excess of expected spreads. In addition, because variable rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Variable rate floor income was calculated by the Company on a statutory maximum basis. However, as a result of the disruption in the capital markets beginning in August 2007, the full benefit of variable rate floor income calculated on a statutory maximum basis has not been realized by the Company due to the widening of the spread between short term interest rate indices and the Company's actual cost of funds. As a result of the ongoing volatility of interest rates, effective October 1, 2008, the Company changed its calculation of variable rate floor income to better reflect the economic benefit received by the Company related to this income taking into consideration the volatility of certain rate indices which offset the value received. For the year ended December 31, 2008, the economic benefit received by the Company related to variable rate floor income was $25.7 million. There was no economic benefit received by the Company related to variable rate floor income for the three months ended December 31, 2008. Variable rate floor income calculated on a statutory maximum basis for the three months and year ended December 31, 2008 was $2.2 million and $44.5 million, respectively. Beginning October 1, 2008, the economic benefit used by the Company has been used to determine core student loan spread and base net income.

(5) Discontinued operations: In May 2007, the Company sold EDULINX. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company.

(6) Beginning in 2008, tax effect is computed using the Company's consolidated effective tax rate for each applicable quarterly period. In prior periods, tax effect was computed at 38% and the change in the value of the put options for prior periods (included in Corporate Activity and Overhead) was not tax effected as this is not deductible for income tax purposes.

21. Quarterly Financial Information (Unaudited)

	2008			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 16,525	73,338	59,570	38,459
Less provision for loan losses	5,000	6,000	7,000	7,000
Net interest income after provision for loan losses	11,525	67,338	52,570	31,459
Other income	80,188	72,263	81,979	72,962
Gain (loss) on sale of loans	(47,474)	48	—	(3,988)
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	(16,598)	20,192	6,874	56,016
Operating expenses	(110,003)	(97,922)	(103,669)	(110,186)
Impairment expense	(18,834)	—	—	—
Income tax (expense) benefit	31,371	(19,195)	(13,969)	(16,103)
Income (loss) from continuing operations	(69,825)	42,724	23,785	30,160
Income (loss) from discontinued operations, net of tax	—	981	—	837
Net income (loss)	$ (69,825)	43,705	23,785	30,997
Earnings (loss) per share, basic and diluted:				
Income (loss) from continuing operations	$ (1.42)	0.87	0.48	0.62
Income (loss) from discontinued operations	—	0.02	—	0.01
Net income (loss)	$ (1.42)	0.89	0.48	0.63

(Dollars in thousands, except per share amounts, unless otherwise noted)

	2007			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 67,984	67,976	64,399	44,255
Less provision for loan losses	2,753	2,535	18,340	4,550
Net interest income after provision for loan losses	65,231	65,441	46,059	39,705
Other income	81,335	77,647	83,519	84,737
Gain (loss) on sale of loans	1,787	1,010	492	308
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	(7,890)	10,743	16,113	26,517
Operating expenses	(121,229)	(120,646)	(123,941)	(120,289)
Impairment expense	—	—	(49,504)	—
Income tax (expense) benefit	(7,264)	(13,306)	10,664	(11,810)
Income (loss) from continuing operations	11,970	20,889	(16,598)	19,168
Income (loss) from discontinued operations, net of tax	2,810	(6,135)	909	(159)
Net income (loss)	$ 14,780	14,754	(15,689)	19,009
Earnings (loss) per share, basic and diluted:				
Income (loss) from continuing operations	$ 0.23	0.42	(0.34)	0.39
Income (loss) from discontinued operations	0.06	(0.12)	0.02	—
Net income (loss)	$ 0.29	0.30	(0.32)	0.39

23. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2008 and 2007 and condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2008 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the education lending subsidiaries debt financing arrangements. The amounts of cash and investments restricted in the respective reserve accounts of the education lending subsidiaries are shown on the consolidated balance sheets as restricted cash and investments.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Balance Sheets
(Parent Company Only)

	As of December 31,	
	2008	2007
Assets:		
Cash and cash equivalents	$ 130,394	50,677
Restricted cash	17,607	—
Restricted cash - due to customers	132,336	57,529
Investment in subsidiaries	657,020	652,047
Intangible assets, net	28,168	34,434
Accounts receivable	13,447	22,453
Other assets	980,070	464,040
Total assets	$ 1,959,042	1,281,180
Liabilities:		
Notes payable	$ 1,166,500	569,550
Accrued interest payable	5,232	5,153
Other liabilities	11,748	40,069
Due to customers	132,336	57,529
Total liabilities	1,315,816	672,301
Shareholders' equity:		
Common stock	493	495
Additional paid-in capital	103,762	96,185
Retained earnings	540,521	515,317
Employee notes receivable	(1,550)	(3,118)
Total shareholders' equity	643,226	608,879
Total liabilities and shareholders' equity	$ 1,959,042	1,281,180

Statements of Income
(Parent Company Only)

	Year ended December 31,		
	2008	2007	2006
Operating revenues	$ 133,942	220,985	206,528
Operating expenses	104,803	143,329	186,399
Net operating income	29,139	77,656	20,129
Net interest income (expense)	(8,030)	(31,429)	(16,001)
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	14,406	35,581	11,497
Equity in earnings (loss) of subsidiaries	5,445	(14,243)	57,598
Income tax expense	14,116	32,136	7,307
Net income from continuing operations	26,844	35,429	65,916
Income (loss) on discontinued operations, net of tax	1,818	(2,575)	2,239
Net income	$ 28,662	32,854	68,155

NELNET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(Dollars in thousands, except per share amounts, unless otherwise noted)

Statements of Cash Flows

(Parent Company Only)

	Year ended December 31,		
	2008	2007	2006
Net income	$ 28,662	32,854	68,155
Income (loss) from discontinued operations	1,818	(2,575)	2,239
Income from continuing operations	26,844	35,429	65,916
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities, net of business acquisitions:			
Depreciation and amortization	5,477	7,606	8,258
Derivative market value adjustment	13,868	(13,818)	21,761
Proceeds from termination of derivative instruments	20,368	50,843	—
Proceeds from sale of floor contracts	—	—	8,580
Payments to terminate derivative instruments	(16,367)	(8,100)	—
Impairment expense	2,448	8,643	—
Equity in (earnings) loss of subsidiaries	(5,445)	14,243	(57,598)
Gain on sale of equity method investment	—	(3,942)	—
Non-cash compensation expense	7,320	6,686	2,495
Other non-cash items	4,133	(320)	4,149
Decrease (increase) in accounts receivable	9,006	3,613	(1,751)
Decrease (increase) in other assets	(542,104)	69,271	(309,207)
(Decrease) increase in accrued interest payable	79	(1,893)	5,266
(Decrease) increase in other liabilities	(8,992)	(5,099)	17,399
Net cash provided by (used in) operating activities	(483,365)	163,162	(234,732)
Cash flows from investing activities, net of business acquisitions:			
Increase in restricted cash	(17,607)	—	—
Purchases of property and equipment, net	2,510	(9)	—
Distribution from equity method investment	—	747	149
Capital contributions to/from subsidiary, net	12,515	309,413	(240,732)
Business acquisitions, net of cash acquired	(18,000)	(4,950)	(13,130)
Proceeds from sale of equity method investment	—	10,000	—
Net cash provided by (used in) investing activities	(20,582)	315,201	(253,713)
Cash flows from financing activities:			
Payments on notes payable	(14,550)	(597,297)	—
Proceeds from issuance of notes payable	611,500	230,383	564,464
Payments of debt issuance costs	23	(114)	(3,156)
Dividends paid	(3,458)	(13,817)	—
Payment on settlement of put option	(9,600)	(15,875)	—
Proceeds from issuance of common stock	710	1,467	1,645
Repurchases of common stock	(1,536)	(76,648)	(62,389)
Payments received on employee stock notes receivable	575	432	—
Loans to employees for purchases of common stock	—	—	(2,825)
Net cash provided by (used in) financing activities	583,664	(471,469)	497,739
Net increase in cash and cash equivalents	79,717	6,894	9,294
Cash and cash equivalents, beginning of year	50,677	43,783	34,489
Cash and cash equivalents, end of year	$ 130,394	50,677	43,783

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APPENDIX A

Description of
The Federal Family Education Loan Program

The Federal Family Education Loan Program

The Higher Education Act provides for a program of federal insurance for student loans as well as reinsurance of student loans guaranteed or insured by state agencies or private non-profit corporations.

The Higher Education Act currently authorizes certain student loans to be covered under the Federal Family Education Loan Program ("FFELP"). The Higher Education Opportunity Act of 2008 extended the authorization for the Federal Family Education Loan Program through September 30, 2014. Congress has extended similar authorization dates in prior versions of the Higher Education Act. However, the current authorization dates may not again be extended and the other provisions of the Higher Education Act may not be continued in their present form.

Generally, a student is eligible for loans made under the Federal Family Education Loan Program only if he or she:

- has been accepted for enrollment or is enrolled in good standing at an eligible institution of higher education;
- is carrying or planning to carry at least one-half the normal full-time workload, as determined by the institution, for the course of study the student is pursuing;
- is not in default on any federal education loans;
- has not committed a crime involving fraud in obtaining funds under the Higher Education Act which funds have not been fully repaid; and
- meets other applicable eligibility requirements.

Eligible institutions include higher educational institutions and vocational schools that comply with specific federal regulations. Each loan is to be evidenced by an unsecured note.

The Higher Education Act also establishes maximum interest rates for each of the various types of loans. These rates vary not only among loan types, but also within loan types depending upon when the loan was made or when the borrower first obtained a loan under the Federal Family Education Loan Program. The Higher Education Act allows lesser rates of interest to be charged.

Types of loans

Four types of loans are currently available under the Federal Family Education Loan Program:

- Subsidized Stafford Loans
- Unsubsidized Stafford Loans
- PLUS Loans
- Consolidation Loans

These loan types vary as to eligibility requirements, interest rates, repayment periods, loan limits, and eligibility for interest subsidies and special allowance payments. Some of these loan types have had other names in the past. References to these various loan types include, where appropriate, their predecessors.

The primary loan under the Federal Family Education Loan Program is the Subsidized Stafford Loan. Students who are not eligible for Subsidized Stafford Loans based on their economic circumstances may be able to obtain Unsubsidized Stafford Loans. Graduate or professional students and parents of dependent undergraduate students may be able to obtain PLUS Loans. Consolidation Loans are available to borrowers with existing loans made under the Federal Family Education Loan Program and other federal programs to consolidate repayment of the borrower's existing loans. Prior to July 1, 1994, the Federal Family Education Loan Program also offered Supplemental Loans for Students ("SLS Loans") to graduate and professional students and independent undergraduate students and, under certain circumstances, dependent undergraduate students, to supplement their Stafford Loans.

Subsidized Stafford Loans

General. Subsidized Stafford Loans are eligible for insurance and reinsurance under the Higher Education Act if the eligible student to whom the loan is made has been accepted or is enrolled in good standing at an eligible institution of higher education or vocational school and is carrying at least one-half the normal full-time workload at that institution. Subsidized Stafford Loans have limits as to the maximum amount which may be borrowed for an academic year and in the aggregate for both undergraduate and graduate or professional study. Both annual and aggregate limitations exclude loans made under the PLUS Loan Program. The Secretary of Education has discretion to raise these limits to accommodate students undertaking specialized training requiring exceptionally high costs of education.

Subsidized Stafford Loans are made only to student borrowers who meet the needs tests provided in the Higher Education Act. Provisions addressing the implementation of needs analysis and the relationship between unmet need for financing and the availability of Subsidized Stafford Loan Program funding have been the subject of frequent and extensive amendment in recent years. Further amendment to such provisions may materially affect the availability of Subsidized Stafford Loan funding to borrowers or the availability of Subsidized Stafford Loans for secondary market acquisition.

Interest rates for Subsidized Stafford Loans. For Stafford Loans first disbursed to a "new" borrower (a "new" borrower is defined for purposes of this section as one who has no outstanding balance on a Federal Family Education Loan Program loan on the date the new promissory note is signed) for a period of enrollment beginning before January 1, 1981, the applicable interest rate is fixed at 7%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after January 1, 1981, but before September 13, 1983, the applicable interest rate is fixed at 9%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after September 13, 1983, but before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, where the new loan is intended for a period of enrollment beginning before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed before October 1, 1992, to a "new" borrower or to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not a Stafford Loan, where the new loan is intended for a period of enrollment beginning on or after July 1, 1988, the applicable interest rate is as follows:

- Original fixed interest rate of 8% for the first 48 months of repayment. Beginning on the first day of the 49th month of repayment, the interest rate increased to a fixed rate of 10% thereafter. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for loans in this category is 10%.

For Stafford Loans first disbursed on or after July 23, 1992, but before July 1, 1994, to a borrower with an outstanding Stafford Loan made with a 7%, 8%, 9%, or 8%/10% fixed interest rate, the original, applicable interest rate is the same as the rate provided on the borrower's previous Stafford Loan (i.e., a fixed rate of 7%, 8%, 9%, or 8%/10%). Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is equal to the loan's previous fixed rate (i.e., 7%, 8%, 9%, or 10%).

For Stafford Loans first disbursed on or after October 1, 1992, but before December 20, 1993, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the original, applicable interest rate is fixed at 8%. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8%.

For Stafford Loans first disbursed on or after October 1, 1992, but before July 1, 1994, to a "new" borrower, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after December 20, 1993, but before July 1, 1994, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after July 1, 1994, but before July 1, 1995, where the loan is intended for a period of enrollment that includes or begins on or after July 1, 1994, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1995, but before July 1, 1998, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.5%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 1.7%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.3%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 6.80%. However, for Stafford Loans for undergraduates, the applicable interest rate is reduced in phases for which the first disbursement is made on or after:

- July 1, 2008 and before July 1, 2009, the applicable interest rate is fixed at 6.00%,

- July 1, 2009 and before July 1, 2010, the applicable interest rate will be fixed at 5.60%,

- July 1, 2010 and before July 1, 2011, the applicable interest rate will be fixed at 4.50%,

- July 1, 2011 and before July 1, 2012, the applicable interest rate will be fixed at 3.40%.

Interest rates for Stafford Loans made to undergraduate borrowers first disbursed on or after July 1, 2012, will revert to 6.80%.

Unsubsidized Stafford Loans

General. The Unsubsidized Stafford Loan program was created by Congress in 1992 for students who do not qualify for Subsidized Stafford Loans due to parental and/or student income and assets in excess of permitted amounts. These students are entitled to borrow the difference between the Stafford Loan maximum for their status (dependent or independent) and their Subsidized Stafford Loan eligibility through the Unsubsidized Stafford Loan Program. The general requirements for Unsubsidized Stafford Loans, including special allowance payments, are essentially the same as those for Subsidized Stafford Loans. However, the terms of the Unsubsidized Stafford Loans differ materially from Subsidized Stafford Loans in that the federal government will not make interest subsidy payments and the loan limitations are determined without respect to the expected family contribution. The borrower will be required to either pay interest from the time the loan is disbursed or the accruing interest will be capitalized when repayment begins and during periods of deferment and forbearance. Unsubsidized Stafford Loans were not available before October 1, 1992. A student meeting the general eligibility requirements for a loan under the Federal Family Education Loan Program is eligible for an Unsubsidized Stafford Loan without regard to need.

Interest rates for Unsubsidized Stafford Loans. Unsubsidized Stafford Loans are subject to the same interest rate provisions as Subsidized Stafford Loans, with the exception of Unsubsidized Stafford Loans first disbursed on or after July 1, 2008, which retain a fixed interest rate of 6.80%.

PLUS Loans

General. PLUS Loans are made to parents, and under certain circumstances spouses of remarried parents, of dependent undergraduate students. Effective July 1, 2006, graduate and professional students are eligible borrowers under the PLUS Loan program. For PLUS Loans made on or after July 1, 1993, the borrower must not have an adverse credit history as determined by criteria established by the Secretary of Education. The basic provisions applicable to PLUS Loans are similar to those of Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, PLUS Loans differ significantly, particularly from the Subsidized Stafford Loans, in that federal interest subsidy payments are not available under the PLUS Loan Program and special allowance payments are more restricted.

Interest rates for PLUS Loans. For PLUS Loans first disbursed on or after January 1, 1981, but before October 1, 1981, the applicable interest rate is fixed at 9%.

For PLUS Loans first disbursed on or after October 1, 1981, but before November 1, 1982, the applicable interest rate is fixed at 14%.

For PLUS Loans first disbursed on or after November 1, 1982, but before July 1, 1987, the applicable interest rate is fixed at 12%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1987, but before October 1, 1992, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury bill yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 12%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.25%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 12%. PLUS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are subject to the variable interest rate calculation described in this paragraph.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 10%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 10%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1994, but before July 1, 1998, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 9%.

For PLUS Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%.

For PLUS Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 8.5%.

SLS Loans

General. SLS Loans were limited to graduate or professional students, independent undergraduate students, and dependent undergraduate students, if the students' parents were unable to obtain a PLUS Loan. Except for dependent undergraduate students, eligibility for SLS Loans was determined without regard to need. SLS Loans were similar to Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, SLS Loans differed significantly, particularly from Subsidized Stafford Loans, because federal interest subsidy payments were not available under the SLS Loan Program and special allowance payments were more restricted. The SLS Loan Program was discontinued on July 1, 1994.

Interest rates for SLS Loans. The applicable interest rates on SLS Loans made before October 1, 1992, and on SLS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are identical to the applicable interest rates described for PLUS Loans made before October 1, 1992.

For SLS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is as follows:

- Beginning July 1, 2001, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 11%. Prior to July 1, 2001, SLS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 11%.

Consolidation Loans

General. The Higher Education Act authorizes a program under which certain borrowers may consolidate their various federally insured education loans into a single loan insured and reinsured on a basis similar to Stafford Loans. Consolidation Loans may be obtained in an amount sufficient to pay outstanding principal, unpaid interest, late charges, and collection costs on federally insured or reinsured student loans incurred under the Federal Family Education Loan and Direct Loan Programs, including PLUS Loans made to the consolidating borrower, as well as loans made under the Perkins Loan (formally National Direct Student Loan Program), FISL, Nursing Student Loan (NSL), Health Education Assistance Loan (HEAL), and Health Professions Student Loan (HPSL) Programs. To be eligible for a FFELP Consolidation Loan, a borrower must:

- have outstanding indebtedness on student loans made under the Federal Family Education Loan Program and/or certain other federal student loan programs; and

- be in repayment status or in a grace period on loans that are to be consolidated.

Borrowers who are in default on loans that are to be consolidated must first make satisfactory arrangements to repay the loans to the respective holder(s) or must agree to repay the consolidating lender under an income-sensitive repayment arrangement in order to include the defaulted loans in the Consolidation Loan. For applications received on or after January 1, 1993, borrowers may add additional loans to a Consolidation Loan during the 180-day period following the origination of the Consolidation Loan.

A married couple who agreed to be jointly liable on a Consolidation Loan for which the application was received on or after January 1, 1993, but before July 1, 2006, is treated as an individual for purposes of obtaining a Consolidation Loan.

Interest rates for Consolidation Loans. For Consolidation Loans disbursed before July 1, 1994, the applicable interest rate is fixed at the greater of:

- 9%, or

- The weighted average of the interest rates on the loans being consolidated, rounded to the nearest whole percent.

For Consolidation Loans disbursed on or after July 1, 1994, based on applications received by the lender before November 13, 1997, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the loans being consolidated, rounded up to the nearest whole percent.

For Consolidation Loans on which the application is received by the lender between November 13, 1997, and September 30, 1998, inclusive, the applicable interest rate is variable according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the variable interest rate is based on the bond equivalent rate of the 91-day Treasury bills auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the variable interest rate is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of a Consolidation Loan that is represented by HEAL Loans.

For Consolidation Loans on which the application is received by the lender on or after October 1, 1998, the applicable interest rate is determined according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the non-HEAL loans being consolidated, rounded up to the nearest one-eighth of one percent. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the applicable interest rate is variable and is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of the Consolidation Loan that is represented by HEAL Loans.

For a discussion of required payments that reduce the return on Consolidation Loans, see "Fees – Rebate fee on Consolidation Loans" in this Appendix.

Interest rate during active duty

The Higher Education Opportunity Act of 2008 revised the Servicemembers Civil Relief Act to include FFEL Program loans. Interest charges on FFEL Program loans are capped at 6% during a period of time on or after August 14, 2008, in which a borrower has served or is serving on active duty in the Armed Forces, National Oceanic and Atmospheric Administration, Public Health Services, or National Guard. The interest charge cap includes the interest rate in addition to any fees, service charges, and other charges related to the loan. The cap is applicable to loans made prior to the date the borrower was called to active duty.

Maximum loan amounts

Each type of loan is subject to certain limits on the maximum principal amount, with respect to a given academic year and in the aggregate. Consolidation Loans are currently limited only by the amount of eligible loans to be consolidated. PLUS Loans are limited to the difference between the cost of attendance and the other aid available to the student. Stafford Loans, subsidized and unsubsidized, are subject to both annual and aggregate limits according to the provisions of the Higher Education Act.

Loan limits for Subsidized Stafford and Unsubsidized Stafford Loans. Dependent and independent undergraduate students are subject to the same annual loan limits on Subsidized Stafford Loans; independent students are allowed greater annual loan limits on Unsubsidized Stafford Loans. A student who has not successfully completed the first year of a program of undergraduate education may borrow up to $3,500 in Subsidized Stafford Loans in an academic year. A student who has successfully completed the first year, but who has not successfully completed the second year, may borrow up to $4,500 in Subsidized Stafford Loans per academic year. An undergraduate student who has successfully completed the first and second years, but who has not successfully completed the remainder of a program of undergraduate education, may borrow up to $5,500 in Subsidized Stafford Loans per academic year.

Dependent students may borrow an additional $2,000 in Unsubsidized Stafford Loans for each year of undergraduate study. Independent students may borrow an additional $6,000 of Unsubsidized Stafford Loans for each of the first two years and an additional $7,000 for the third, fourth, and fifth year of undergraduate study. For students enrolled in programs of less than an academic year in length, the limits are generally reduced in proportion to the amount by which the programs are less than one year in length. A graduate or professional student may borrow up to $20,500 in an academic year where no more than $8,500 is representative of Subsidized Stafford Loan amounts.

The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including that portion of a Consolidation Loan used to repay such loans, which a dependent undergraduate student may have outstanding is $31,000 (of which only $23,000 may be Subsidized Stafford Loans). An independent undergraduate student may have an aggregate maximum of $57,500 (of which only $23,000 may be Subsidized Stafford Loans). The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including the portion of a Consolidation Loan used to repay such loans, for a graduate or professional student, including loans for undergraduate education, is $138,000, of which only $65,000 may be Subsidized Stafford Loans. In some instances, schools may certify loan amounts in excess of the limits, such as for certain health profession students.

Loan limits for PLUS Loans. For PLUS Loans made on or after July 1, 1993, the annual amounts of PLUS Loans are limited only by the student's unmet need. There is no aggregate limit for PLUS Loans.

Disbursement requirements

The Higher Education Act requires that Stafford Loans and PLUS Loans be disbursed by eligible lenders in at least two separate installments. The proceeds of a loan made to any first-year undergraduate student borrowing for the first time under the program must be delivered to the student no earlier than 30 days after the enrollment period begins, with a few exceptions.

Effective February 8, 2006, the date of enactment of the Higher Education Reconciliation Act of 2005, schools with a cohort default rate of less than 10% for the three most recent fiscal years for which data is available (with the exception of foreign schools, beginning

July 1, 2006) are permitted to request disbursement in single installments and are excused from the 30-day delayed delivery requirement applicable to first-time, first-year borrowers. As a result of the Higher Education Opportunity Act of 2008, these same privileges will be available effective October 1, 2011, for schools with a cohort default rate of less than 15% for the three most recent fiscal years for which data is available.

Repayment

Repayment periods. Loans made under the Federal Family Education Loan Program, other than Consolidation Loans and loans being repaid under an income-based or extended repayment schedule, must provide for repayment of principal in periodic installments over a period of not less than five nor more than ten years. A borrower may request, with concurrence of the lender, to repay the loan in less than five years with the right to subsequently extend the minimum repayment period to five years. Since the 1998 Amendments, lenders have been required to offer extended repayment schedules to new borrowers who accumulate outstanding Federal Family Education Loan Program Loans of more than $30,000, in which case the repayment period may extend up to 25 years, subject to certain minimum repayment amounts. Consolidation Loans must be repaid within maximum repayment periods which vary depending upon the principal amount of the borrower's outstanding student loans, but may not exceed 30 years. For Consolidation Loans for which the application was received prior to January 1, 1993, the repayment period cannot exceed 25 years. Periods of authorized deferment and forbearance are excluded from the maximum repayment period. In addition, if the repayment schedule on a loan with a variable interest rate does not provide for adjustments to the amount of the monthly installment payment, the maximum repayment period may be extended for up to three years.

Repayment of principal on a Stafford Loan does not begin until a student drops below at least a half-time course of study. For Stafford Loans for which the applicable rate of interest is fixed at 7%, the repayment period begins between nine and twelve months after the borrower ceases to pursue at least a half-time course of study, as indicated in the promissory note. For other Stafford Loans, the repayment period begins six months after the borrower ceases to pursue at least a half-time course of study. These periods during which payments of principal are not due are the "grace periods."

In the case of SLS, PLUS, and Consolidation Loans, the repayment period begins on the date of final disbursement of the loan, except that the borrower of a SLS Loan who also has a Stafford Loan may postpone repayment of the SLS Loan to coincide with the commencement of repayment of the Stafford Loan.

During periods in which repayment of principal is required, unless the borrower is repaying under an income-based repayment schedule, payments of principal and interest must in general be made at a rate of at least $600 per year, except that a borrower and lender may agree to a lesser rate at any time before or during the repayment period. However, at a minimum, the payments must satisfy the interest that accrues during the year. Borrowers may make accelerated payments at any time without penalty.

Income-sensitive repayment schedule. Since 1993, lenders have been required to offer income-sensitive repayment schedules, in addition to standard and graduated repayment schedules, for Stafford, SLS, and Consolidation Loans. Beginning in 2000, lenders have been required to offer income-sensitive repayment schedules to PLUS borrowers as well. Use of income-sensitive repayment schedules may extend the maximum repayment period for up to five years if the payment amount established from the borrower's income will not repay the loan within the maximum applicable repayment period.

Income-based repayment schedule. Effective July 1, 2009, a borrower in the Federal Family Education Loan Program or Federal Direct Loan Program, other than a PLUS Loan made to a parent borrower or any Consolidation Loan that repaid one or more parent PLUS loans, may qualify for an income-based repayment schedule regardless of the disbursement dates of the loans if he or she has a partial financial hardship. A borrower has a financial hardship if the annual loan payment amount based on a 10-year repayment schedule exceeds 15% of the borrower's adjusted gross income, minus 150% of the poverty line for the borrower's actual family size. Interest will be paid by the Secretary of Education for subsidized loans for the first three years for any borrower whose scheduled monthly payment is not sufficient to cover the accrued interest. Interest will capitalize at the end of the partial financial hardship period, or when the borrower begins making payments under a standard repayment schedule. The Secretary of Education will cancel any outstanding balance after 25 years if a borrower who has made payments under this schedule meets certain criteria.

Deferment periods. No principal payments need be made during certain periods of deferment prescribed by the Higher Education Act. For a borrower who first obtained a Stafford or SLS loan which was disbursed before July 1, 1993, deferments are available:

- during a period not exceeding three years while the borrower is a member of the Armed Forces, an officer in the Commissioned Corps of the Public Health Service or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, an active duty member of the National Oceanic and Atmospheric Administration Corps;

- during a period not exceeding three years while the borrower is a volunteer under the Peace Corps Act;

- during a period not exceeding three years while the borrower is a full-time paid volunteer under the Domestic Volunteer Act of 1973;

- during a period not exceeding three years while the borrower is a full-time volunteer in service which the Secretary of Education has determined is comparable to service in the Peace Corp or under the Domestic Volunteer Act of 1970 with an organization which is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code;

- during a period not exceeding two years while the borrower is serving an internship necessary to receive professional recognition required to begin professional practice or service, or a qualified internship or residency program;

- during a period not exceeding three years while the borrower is temporarily totally disabled, as established by sworn affidavit of a qualified physician, or while the borrower is unable to secure employment because of caring for a dependent who is so disabled;

- during a period not exceeding two years while the borrower is seeking and unable to find full-time employment;

- during any period that the borrower is pursuing a full-time course of study at an eligible institution (or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, is pursuing at least a half-time course of study);

- during any period that the borrower is pursuing a course of study in a graduate fellowship program;

- during any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- during a period not exceeding six months while the borrower is on parental leave; and

- only with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, during a period not exceeding three years while the borrower is a full-time teacher in a public or nonprofit private elementary or secondary school in a "teacher shortage area" (as prescribed by the Secretary of Education), and during a period not exceeding one year for mothers, with preschool age children, who are entering or re-entering the work force and who are paid at a rate of no more than $1 per hour more than the federal minimum wage.

For a borrower who first obtains a loan on or after July 1, 1993, deferments are available:

- during any period that the borrower is pursuing at least a half-time course of study at an eligible institution;

- during any period that the borrower is pursuing a course of study in a graduate fellowship program;

- during any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- during a period not exceeding three years while the borrower is seeking and unable to find full-time employment; and

- during a period not exceeding three years for any reason which has caused or will cause the borrower economic hardship. Economic hardship includes working full time and earning an amount that does not exceed the greater of the federal minimum wage or 150% of the poverty line applicable to a borrower's family size and state of residence. Additional categories of economic hardship are based on the receipt of payments from a state or federal public assistance program, service in the Peace Corps, or until July 1, 2009, the relationship between a borrower's educational debt burden and his or her income.

A borrower serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency may obtain a military deferment. Eligible borrowers may receive the deferment for all outstanding Title IV loans in repayment effective October 1, 2007, for all periods of active duty service that include that date or begin on or after that date. The deferment period includes the borrower's service period and 180 days following the demobilization date.

A borrower serving on or after October 1, 2007, may receive up to 13 months of active duty student deferment after the completion of military service if he or she meets the following conditions:

- is a National Guard member, Armed Forces reserves member, or retired member of the Armed Forces;
- is called or ordered to active duty; and
- is enrolled at the time of, or was enrolled within six months prior to, the activation in a program at an eligible institution.

The active duty student deferment ends the earlier of when the borrower returns to an enrolled status, or at the end of 13 months.

PLUS Loans first disbursed on or after July 1, 2008, are eligible for the following deferment options:

- A parent PLUS borrower, upon request, may defer the repayment of the loan during any period during which the student for whom the loan was borrowed is enrolled at least half time. Also upon request, the borrower can defer the loan for the six-month period immediately following the date on which the student for whom the loan was borrowed ceases to be enrolled at least half time, or if the parent borrower is also a student, the date after he or she ceases to be enrolled at least half time.
- A graduate or professional student PLUS borrower may defer the loan for the six-month period immediately following the date on which he or she ceases to be enrolled at least half time. This option does not require a request and may be granted each time the borrower ceases to be enrolled at least half time.

Prior to the 1992 Amendments, only certain of the deferments described above were available to PLUS and Consolidation Loan borrowers. Prior to the 1986 Amendments, PLUS Loan borrowers were not entitled to certain deferments.

Forbearance periods. The Higher Education Act also provides for periods of forbearance during which the lender, in case of a borrower's temporary financial hardship, may postpone any payments. A borrower is entitled to forbearance for a period not exceeding three years while the borrower's debt burden under Title IV of the Higher Education Act (which includes the Federal Family Education Loan Program) equals or exceeds 20% of the borrower's gross income. A borrower is also entitled to forbearance while he or she is serving in a qualifying internship or residency program, a "national service position" under the National and Community Service Trust Act of 1993, a qualifying position for loan forgiveness under the Teacher Loan Forgiveness Program, or a position that qualifies him or her for loan repayment under the Student Loan Repayment Program administered by the Department of Defense. In addition, mandatory administrative forbearances are provided in exceptional circumstances such as a local or national emergency, a military mobilization, or when the geographical area in which the borrower or endorser resides has been designated a disaster area by the President of the United States or Mexico, the Prime Minister of Canada, or by the governor of a state.

Interest payments during grace, deferment, and forbearance periods. The Secretary of Education makes interest payments on behalf of the borrower for certain eligible loans while the borrower is in school and during grace and deferment periods. Interest that accrues during forbearance periods and, if the loan is not eligible for interest subsidy payments, during in-school, grace, and deferment periods, may be paid monthly or quarterly by the borrower. Any unpaid accrued interest may be capitalized by the lender.

Fees

Guarantee fee and Federal default fee. For loans for which the date of guarantee of principal is on or after July 1, 2006, a guarantee agency is required to collect and deposit into the Federal Student Loan Reserve Fund a Federal default fee in an amount equal to 1% of the principal amount of the loan. The fee is to be collected either by deduction from the proceeds of the loan or by payment from other non-Federal sources. Federal default fees may not be charged to borrowers of Consolidation Loans.

Origination fee. Beginning with loans first disbursed on or after July 1, 2006, the maximum origination fee which may be charged to a Stafford Loan borrower decreases according to the following schedule:

- 1.5% with respect to loans for which the first disbursement is made on or after July 1, 2007, and before July 1, 2008;
- 1.0% with respect to loans for which the first disbursement is made on or after July 1, 2008, and before July 1, 2009;
- 0.5% with respect to loans for which the first disbursement is made on or after July 1, 2009, and before July 1, 2010; and
- 0.0% with respect to loans for which the first disbursement is made on or after July 1, 2010.

A lender may charge a lesser origination fee to Stafford Loan borrowers as long as the lender does so consistently with respect to all borrowers who reside in or attend school in a particular state. Regardless of whether the lender passes all or a portion of the origination fee on to the borrower, the lender must pay the origination fee owed on each loan it makes to the Secretary of Education.

An eligible lender is required to charge the borrower of a PLUS Loan an origination fee equal to 3% of the principal amount of the loan. This fee must be deducted proportionately from each disbursement of the PLUS Loan and must be remitted to the Secretary of Education.

Lender fee. The lender of any loan made under the Federal Family Education Loan Program is required to pay a fee to the Secretary of Education. For loans made on or after October 1, 2007, the fee is equal to 1.0% of the principal amount of such loan. This fee cannot be charged to the borrower.

Rebate fee on Consolidation Loans. The holder of any Consolidation Loan made on or after October 1, 1993, is required to pay to the Secretary of Education a monthly rebate fee. For loans made on or after October 1, 1993, from applications received prior to October 1, 1998, and after January 31, 1999, the fee is equal to 0.0875% (1.05% per annum) of the principal and accrued interest on the Consolidation Loan. For loans made from applications received during the period beginning on or after October 1, 1998, through January 31, 1999, the fee is 0.0517% (0.62% per annum).

Interest subsidy payments

Interest subsidy payments are interest payments paid on the outstanding principal balance of an eligible loan before the time that the loan enters repayment and during deferment periods. The Secretary of Education and the guarantee agencies enter into interest subsidy agreements whereby the Secretary of Education agrees to pay interest subsidy payments on a quarterly basis to the holders of eligible guaranteed loans for the benefit of students meeting certain requirements, subject to the holders' compliance with all requirements of the Higher Education Act. Subsidized Stafford Loans are eligible for interest payments. Consolidation Loans for which the application was received on or after January 1, 1993, are eligible for interest subsidy payments. Consolidation Loans made from applications received on or after August 10, 1993, are eligible for interest subsidy payments only if all underlying loans consolidated are Subsidized Stafford Loans. Consolidation Loans for which the application is received by an eligible lender on or after November 13, 1997, are eligible for interest subsidy payments on that portion of the Consolidation Loan that repays subsidized Federal Family Education Loan Program Loans or similar subsidized loans made under the Direct Loan Program. The portion of the Consolidation Loan that repays HEAL Loans is not eligible for interest subsidy, regardless of the date the Consolidation Loan was made.

Special allowance payments

The Higher Education Act provides for special allowance payments (SAP) to be made by the Secretary of Education to eligible lenders. The rates for special allowance payments are based on formulas that differ according to the type of loan, the date the loan was originally made or insured, and the type of funds used to finance the loan (taxable or tax-exempt).

The effective formulas for special allowance payment rates for Subsidized Stafford and Unsubsidized Stafford Loans are summarized in the following chart. The T-Bill Rate mentioned in the chart refers to the average of the bond equivalent yield of the 91-day Treasury bills auctioned during the preceding quarter.

Date of Loans	Annualized SAP Rate
On or after October 1, 1981	T-Bill Rate less Applicable Interest Rate + 3.5%
On or after November 16, 1986	T-Bill Rate less Applicable Interest Rate + 3.25%
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after July 1, 1995	T-Bill Rate less Applicable Interest Rate + 3.1%[1]
On or after July 1, 1998	T-Bill Rate less Applicable Interest Rate + 2.8%[2]

Date of Loans	Annualized SAP Rate
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.34%(3)
On or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%(4)
All other loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%(5)

(1) Substitute 2.5% in this formula while such loans are in-school, grace, or deferment status
(2) Substitute 2.2% in this formula while such loans are in-school, grace, or deferment status.
(3) Substitute 1.74% in this formula while such loans are in-school, grace, or deferment status.
(4) Substitute 1.34% in this formula while such loans are in-school, grace, or deferment status.
(5) Substitute 1.19% in this formula while such loans are in-school, grace, or deferment status.

PLUS, SLS, and Consolidation Loans. The formula for special allowance payments on PLUS, SLS, and Consolidation Loans are as follows:

Date of Loans	Annualized SAP Rate
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.64%
PLUS loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%
All other PLUS loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%
Consolidation loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.24%
All other Consolidation loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.09%

For PLUS and SLS Loans made prior to July 1, 1994, and PLUS loans made on or after July 1, 1998, which bear interest at rates adjusted annually, special allowance payments are made only in quarters during which the interest rate ceiling on such loans operates to reduce the rate that would otherwise apply based upon the applicable formula. See "Interest Rates for PLUS Loans" and "Interest Rates for SLS Loans." Special allowance payments are available on variable rate PLUS Loans and SLS Loans made on or after July 1, 1987, and before July 1, 1994, and on any PLUS Loans made on or after July 1, 1998, and before January 1, 2000, only if the variable rate, which is reset annually, based on the weekly average one-year constant maturity Treasury yield for loans made before July 1, 1998, and based on the 91-day or 52-week Treasury bill, as applicable for loans made on or after July 1, 1998, exceeds the applicable maximum borrower rate. The maximum borrower rate is between 9% and 12% per annum. The portion, if any, of a Consolidation Loan that repaid a HEAL Loan is ineligible for special allowance payments.

Recapture of excess interest. The Higher Education Reconciliation Act of 2005 provides that, with respect to a loan for which the first disbursement of principal is made on or after April 1, 2006, if the applicable interest rate for any three-month period exceeds the special allowance support level applicable to the loan for that period, an adjustment must be made by calculating the excess interest and crediting such amounts to the Secretary of Education not less often than annually. The amount of any adjustment of interest for any quarter will be equal to:

- the applicable interest rate minus the special allowance support level for the loan, multiplied by
- the average daily principal balance of the loan during the quarter, divided by
- four.

Special allowance payments for loans financed by tax-exempt bonds. The effective formulas for special allowance payment rates for Stafford Loans and Unsubsidized Stafford Loans differ depending on whether loans to borrowers were acquired or originated with the proceeds of tax-exempt obligations. The formula for special allowance payments for loans financed with the proceeds of tax-exempt obligations originally issued prior to October 1, 1993 is:

$$\frac{\text{T-Bill Rate less Applicable Interest Rate} + 3.5\%}{2}$$

provided that the special allowance applicable to the loans may not be less than 9.5% less the Applicable Interest Rate. Special rules apply with respect to special allowance payments made on loans

- originated or acquired with funds obtained from the refunding of tax-exempt obligations issued prior to October 1, 1993, or
- originated or acquired with funds obtained from collections on other loans made or purchased with funds obtained from tax-exempt obligations initially issued prior to October 1, 1993.

Amounts derived from recoveries of principal on loans eligible to receive a minimum 9.5% special allowance payment may only be used to originate or acquire additional loans by a unit of a state or local government, or non-profit entity not owned or controlled by or under common ownership of a for-profit entity and held directly or through any subsidiary, affiliate or trustee, which entity has a total unpaid balance of principal equal to or less than $100,000,000 on loans for which special allowances were paid in the most recent quarterly payment prior to September 30, 2005. Such entities may originate or acquire additional loans with amounts derived from recoveries of principal until December 31, 2010. Loans acquired with the proceeds of tax-exempt obligations originally issued after October 1, 1993, receive special allowance payments made on other loans. Beginning October 1, 2006, in order to receive 9.5% special allowance payments, a lender must undergo an audit arranged by the Secretary of Education attesting to proper billing for 9.5% payments on only eligible "first generation" and "second generation" loans. First generation loans include those loans acquired using funds directly from the issuance of the tax-exempt obligation. Second-generation loans include only those loans acquired using funds obtained directly from first-generation loans. Furthermore, the lender must certify compliance of its 9.5% billing on such loans with each request for payment.

Adjustments to special allowance payments. Special allowance payments and interest subsidy payments are reduced by the amount which the lender is authorized or required to charge as an origination fee. In addition, the amount of the lender origination fee is collected by offset to special allowance payments and interest subsidy payments. The Higher Education Act provides that if special allowance payments or interest subsidy payments have not been made within 30 days after the Secretary of Education receives an accurate, timely, and complete request, the special allowance payable to the lender must be increased by an amount equal to the daily interest accruing on the special allowance and interest subsidy payments due the lender.